2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2023**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: **001-35349**

Phillips 66

(Exact name of registrant as specified in its charter)

Delaware	**45-3779385**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2331 CityWest Blvd., Houston, Texas 77042
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **832-765-3010**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	PSX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price on that date of $95.38, was $42.4 billion. The registrant, solely for the purpose of this required presentation, had deemed its Board of Directors and executive officers to be affiliates, and deducted their stockholdings in determining the aggregate market value.

The registrant had 427,824,429 shares of common stock outstanding at January 31, 2024.

Documents incorporated by reference:

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 15, 2024 (Part III).

TABLE OF CONTENTS

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Unless otherwise indicated, the "company," "we," "our," "us" and "Phillips 66" are used in this report to refer to the businesses of Phillips 66 and its consolidated subsidiaries.

This Annual Report on Form 10-K contains forward-looking statements including, without limitation, statements relating to the company's plans, strategies, objectives, expectations and intentions that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "anticipate," "estimate," "believe," "budget," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions often identify forward-looking statements, but the absence of these words does not mean a statement is not forward-looking. The company does not undertake to update, revise or correct any of the forward-looking information unless required to do so pursuant to applicable law. Readers are cautioned that such forward-looking statements should be read in conjunction with the company's disclosures under the headings "Risk Factors" and "CAUTIONARY STATEMENT FOR THE PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995."

PART I

Items 1 and 2. BUSINESS AND PROPERTIES

CORPORATE STRUCTURE

Phillips 66, headquartered in Houston, Texas, was incorporated in Delaware in 2011 in connection with, and in anticipation of, a restructuring of ConocoPhillips that separated its downstream businesses into an independent, publicly traded company named Phillips 66. The two companies were separated by ConocoPhillips distributing to its stockholders all the shares of common stock of Phillips 66 after the market closed on April 30, 2012 (the separation). Phillips 66 stock trades on the New York Stock Exchange under the "PSX" stock symbol.

Our businesses are organized into four operating segments:

1) **Midstream**—Provides crude oil and refined petroleum product transportation, terminaling and processing services, as well as natural gas and natural gas liquids (NGL) transportation, storage, fractionation, gathering, processing and marketing services, mainly in the United States. This segment also includes our 16% investment in NOVONIX Limited (NOVONIX).

2) **Chemicals**—Consists of our 50% equity investment in Chevron Phillips Chemical Company LLC (CPChem), which manufactures and markets petrochemicals and plastics on a worldwide basis.

3) **Refining**—Refines crude oil and other feedstocks into petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels. This segment includes 12 refineries in the United States and Europe.

4) **Marketing & Specialties**—Purchases for resale and markets refined petroleum products and renewable fuels, mainly in the United States and Europe. In addition, this segment includes the manufacturing and marketing of base oils and lubricants.

Corporate and Other includes general corporate overhead, interest income, interest expense, our investment in research of new technologies and various other corporate activities. Corporate assets include all cash, cash equivalents and income tax-related assets. Corporate and Other also includes restructuring costs related to our business transformation. See Note 31—Restructuring, in the Notes to Consolidated Financial Statements, for additional information regarding restructuring costs.

SEGMENT AND GEOGRAPHIC INFORMATION

MIDSTREAM

The Midstream segment consists of three businesses:

- <u>Transportation</u>—Transports crude oil and other feedstocks to our refineries and other locations, delivers refined petroleum products to market, and provides terminaling and storage services for crude oil and refined petroleum products.

- <u>NGL and Other</u>—Gathers, processes, transports and markets natural gas and transports, fractionates and markets NGL.

- <u>NOVONIX</u>—Represents our 16% investment in NOVONIX, a company that develops technology and supplies materials for lithium-ion batteries.

At December 31, 2023, our Midstream business was comprised of over 72,000 miles of crude oil, refined petroleum product, NGL and natural gas pipeline systems in the United States, including those partially owned or operated by our affiliates. We owned or operated 39 refined petroleum product terminals, 36 gathering and processing plants, 17 crude oil terminals, eight fractionation facilities, six NGL terminals, a petroleum coke exporting facility and various other storage and loading facilities.

DCP Midstream, LLC and Gray Oak Holdings LLC Merger (DCP Midstream Merger)
On August 17, 2022, we announced a realignment of our economic and governance interests in DCP Midstream, LP (DCP LP) and Gray Oak Pipeline, LLC (Gray Oak Pipeline) resulting from the DCP Midstream Merger. In connection with the DCP Midstream Merger, we were delegated DCP Midstream's governance rights over DCP LP and its general partner entities, referred to as DCP Midstream Class A Segment, and our indirect economic interest in DCP LP increased to 43.3%. Starting on August 18, 2022, our financial results reflect the consolidation of DCP Midstream Class A Segment, as well as DCP Sand Hills and DCP Southern Hills within our NGL and Other business. Prior to August 18, 2022, our investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills were accounted for using the equity method. In connection with the merger, our indirect interest in Gray Oak Pipeline was reduced to 6.5% and is now held through DCP Midstream Class B Segment. We account for our remaining interest in Gray Oak Pipeline using the equity method.

DCP Midstream, LP Merger (DCP LP Merger)
On June 15, 2023, we completed the acquisition of all publicly held common units of DCP LP pursuant to the terms of the Agreement and Plan of Merger, dated as of January 5, 2023 (DCP LP Merger Agreement). The DCP LP Merger Agreement was entered into with DCP LP, its subsidiaries and its general partner entities, pursuant to which one of our wholly owned subsidiaries merged with and into DCP LP, with DCP LP surviving as a Delaware limited partnership. Under the terms of the DCP LP Merger Agreement, at the effective time of the DCP LP Merger, each publicly held common unit representing a limited partner interest in DCP LP (other than the common units owned by DCP Midstream and its subsidiaries) issued and outstanding as of immediately prior to the effective time was converted into the right to receive $41.75 per common unit in cash. The DCP LP Merger increased our aggregate direct and indirect economic interest in DCP LP from 43.3% to 86.8%. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, in the Notes to Consolidated Financial Statements, for additional information on the DCP Midstream and DCP LP Mergers.

Phillips 66 Partners Merger
On March 9, 2022, we completed the merger between us and Phillips 66 Partners. The merger resulted in the acquisition of all limited partnership interests in Phillips 66 Partners not already owned by us. Upon closing, Phillips 66 Partners became a wholly owned subsidiary of Phillips 66 and its common units are no longer publicly traded. See Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information on this merger.

Asset Dispositions

In August 2023, Phillips 66 sold its 25% interest in the South Texas Gateway Terminal for approximately $275 million. On February 28, 2023, we closed on the sale of the Belle Chasse Terminal for approximately $76 million.

Transportation

We own or lease various assets to provide transportation, terminaling and storage services. These assets include crude oil, refined petroleum product, NGL, and natural gas pipeline systems; crude oil, refined petroleum product and NGL terminals; a petroleum coke handling facility; marine vessels; railcars and trucks.

Pipelines and Terminals

The following table depicts our ownership interest in major pipeline systems included in our Transportation business at December 31, 2023:

Name	State of Origination/Terminus	Interest	Length (Miles)	Gross Capacity (MBD)
Crude Oil				
Bakken Pipeline	North Dakota/Texas	25 %	1,918	750
Bayou Bridge	Texas/Louisiana	40	213	480
Clifton Ridge	Louisiana	100	10	260
CushPo	Oklahoma	100	62	130
Eagle Ford Gathering	Texas	100	28	58
Glacier	Montana	79	800	124
Gray Oak Pipeline	Texas	7	862	900
Line 100	California	100	79	61
Line 200	California	100	228	100
Line 300	California	100	61	34
Line 400	California	100	153	46
Line O	Oklahoma/Texas	100	276	38
New Mexico Crude	New Mexico/Texas	100	227	106
Oklahoma Crude	Texas/Oklahoma	100	217	100
Sacagawea	North Dakota	50	95	183
STACK PL	Oklahoma	50	149	250
Sweeny Crude	Texas	100	56	617
West Texas Crude	Texas	100	1,079	140

Name	State of Origination/Terminus	Interest	Length (Miles)	Gross Capacity (MBD)
Refined Petroleum Products				
ATA Line	Texas/New Mexico	50 %	293	34
Borger to Amarillo	Texas	100	93	74
Borger-Denver	Texas	100	38	39
Borger-Denver	Texas/Colorado	65	207	39
Borger-Denver	Colorado	70	152	39
Cherokee East	Oklahoma/Missouri	100	320	59
Cherokee North	Oklahoma/Kansas	100	29	55
Cherokee South	Oklahoma	100	98	47
Cross Channel Connector	Texas	100	5	197
Explorer	Texas/Indiana	22	1,830	660
Gold Line	Texas/Illinois	100	686	120
Heartland*	Kansas/Iowa	50	49	30
LAX Jet Line	California	50	19	25
Los Angeles Products	California	100	22	132
Paola Products	Kansas	100	106	120
Pioneer	Wyoming/Utah	50	562	63
Powder River	Colorado/Texas	100	350	13
Richmond	California	100	14	31
SAAL	Texas	33	102	32
SAAL	Texas	54	19	30
Seminoe	Montana/Wyoming	100	342	50
Standish	Oklahoma/Kansas	100	92	77
Sweeny to Pasadena	Texas	100	120	335
Torrance Products	California	100	8	279
Watson Products	California	100	9	238
Yellowstone	Montana/Washington	46	710	68
NGL				
Blue Line	Texas/Illinois	100	688	26
Brown Line	Oklahoma/Kansas	100	76	26
Conway to Wichita	Kansas	100	55	26
Medford	Oklahoma	100	42	25
Skelly-Belvieu	Texas	50	571	45
TX Panhandle Y1/Y2	Texas	100	249	78
Natural Gas				
Rockies Express**				
East to West	Ohio/Illinois	25	661	2.6 Bcf/d
West to East	Colorado/Ohio	25	1,712	1.8 Bcf/d
Sacagawea Gas	North Dakota	50	24	0.18 Bcf/d

 * Total pipeline system is 419 miles. Phillips 66 has an ownership interest in multiple segments totaling 49 miles.

** Total pipeline system consists of three zones for a total of 1,712 miles. The third zone of the pipeline is bidirectional for 661 miles and can transport 2.6 Bcf/d of natural gas from east to west.

The following table depicts our ownership interest in terminal and storage facilities included in our Transportation business at December 31, 2023:

Facility Name	Location	Commodity Handled	Interest	Gross Storage Capacity (MBbl)	Gross Rack Capacity (MBD)
Albuquerque	New Mexico	Refined Petroleum Products	100 %	274	20
Amarillo	Texas	Refined Petroleum Products	100	296	23
Beaumont	Texas	Crude Oil, Refined Petroleum Products	100	16,800	8
Billings	Montana	Refined Petroleum Products	100	81	12
Billings Crude	Montana	Crude Oil	100	236	N/A
Borger	Texas	Crude Oil	50	772	N/A
Bozeman	Montana	Refined Petroleum Products	100	90	5
Buffalo Crude	Montana	Crude Oil	100	303	N/A
Casper	Wyoming	Refined Petroleum Products	100	365	7
Clifton Ridge	Louisiana	Crude Oil	100	3,800	N/A
Coalinga	California	Crude Oil	100	817	N/A
Colton	California	Refined Petroleum Products	100	207	20
Cushing	Oklahoma	Crude Oil	100	675	N/A
Cut Bank	Montana	Crude Oil	100	315	N/A
Denver	Colorado	Refined Petroleum Products	100	441	43
Des Moines	Iowa	Refined Petroleum Products	50	217	12
East St. Louis	Illinois	Refined Petroleum Products	100	1,529	55
Glenpool	Oklahoma	Refined Petroleum Products	100	571	18
Great Falls	Montana	Refined Petroleum Products	100	198	6
Hartford	Illinois	Refined Petroleum Products	100	1,468	21
Helena	Montana	Refined Petroleum Products	100	195	5
Jefferson City	Missouri	Refined Petroleum Products	100	103	15
Junction	California	Crude Oil, Refined Petroleum Products	100	524	N/A
Kansas City	Kansas	Refined Petroleum Products	100	1,410	50
Keene	North Dakota	Crude Oil	50	503	N/A
La Junta	Colorado	Refined Petroleum Products	100	99	5
Lake Charles Pipeline Storage	Louisiana	Refined Petroleum Products	50	3,143	N/A
Lincoln	Nebraska	Refined Petroleum Products	100	217	12
Linden	New Jersey	Refined Petroleum Products	100	360	95
Los Angeles	California	Refined Petroleum Products	100	156	80
Lubbock	Texas	Refined Petroleum Products	100	182	18
Medford Spheres	Oklahoma	NGL	100	70	N/A
Missoula	Montana	Refined Petroleum Products	50	365	14
Moses Lake	Washington	Refined Petroleum Products	50	216	10
Mount Vernon	Missouri	Refined Petroleum Products	100	365	40
North Salt Lake	Utah	Refined Petroleum Products	50	755	60
North Spokane	Washington	Refined Petroleum Products	100	492	N/A
Odessa	Texas	Crude Oil	100	521	N/A
Oklahoma City	Oklahoma	Crude Oil, Refined Petroleum Products	100	355	42

Facility Name	Location	Commodity Handled	Interest	Gross Storage Capacity (MBbl)	Gross Rack Capacity (MBD)
Palermo	North Dakota	Crude Oil	70 %	235	N/A
Paola	Kansas	Refined Petroleum Products	100	978	N/A
Pasadena	Texas	Refined Petroleum Products, NGL	100	3,558	65
Pecan Grove	Louisiana	Lubricant Base Stocks, Refined Petroleum Products	100	177	N/A
Ponca City	Oklahoma	Refined Petroleum Products	100	63	22
Ponca City Crude	Oklahoma	Crude Oil	100	1,229	N/A
Portland	Oregon	Refined Petroleum Products	100	650	38
Renton	Washington	Refined Petroleum Products	100	243	19
Richmond	California	Refined Petroleum Products	100	343	28
Rock Springs	Wyoming	Refined Petroleum Products	100	132	8
Sacramento	California	Refined Petroleum Products	100	146	12
Santa Margarita	California	Crude Oil	100	398	N/A
Sheridan	Wyoming	Refined Petroleum Products	100	94	6
Spokane	Washington	Refined Petroleum Products	100	351	20
Tacoma	Washington	Refined Petroleum Products	100	316	19
Torrance	California	Crude Oil, Refined Petroleum Products	100	2,128	N/A
Tremley Point	New Jersey	Refined Petroleum Products	100	1,701	25
Westlake	Louisiana	Refined Petroleum Products	100	128	10
Wichita Falls	Texas	Crude Oil	100	225	N/A
Wichita North	Kansas	Refined Petroleum Products	100	769	20
Wichita South	Kansas	Refined Petroleum Products	100	272	N/A

The following table depicts our ownership interest in marine, rail and petroleum coke loading and offloading facilities included in our Transportation business at December 31, 2023:

Facility Name	Location	Commodity Handled	Interest	Gross Loading Capacity*
Marine				
Beaumont	Texas	Crude Oil, Refined Petroleum Products	100 %	75
Clifton Ridge	Louisiana	Crude Oil, Refined Petroleum Products	100	50
Hartford	Illinois	Refined Petroleum Products	100	3
Pecan Grove	Louisiana	Lubricant Base Stocks, Refined Petroleum Products	100	6
Portland	Oregon	Refined Petroleum Products	100	10
Richmond	California	Refined Petroleum Products	100	3
Tacoma	Washington	Crude Oil	100	12
Tremley Point	New Jersey	Refined Petroleum Products	100	7
Rail				
Bayway	New Jersey	Crude Oil	100	75
Beaumont	Texas	Crude Oil	100	20
Ferndale	Washington	Crude Oil	100	35
Missoula	Montana	Refined Petroleum Products	50	41
Palermo	North Dakota	Crude Oil	70	100
Thompson Falls	Montana	Refined Petroleum Products	50	41
Petroleum Coke				
Lake Charles	Louisiana	Petroleum Coke	50	N/A

* Marine facilities in thousands of barrels per hour (MB/h); Rail in thousands of barrels daily (MBD).

Marine Vessels

At December 31, 2023, we had 11 international-flagged crude oil, refined petroleum product and NGL tankers under time charter contracts, with capacities ranging in size from 300,000 to 1,100,000 barrels. Additionally, we had a variety of inland and offshore tug/barge units. These vessels are used primarily to transport crude oil and other feedstocks, as well as refined petroleum products for our refineries. In addition, the NGL tankers are used to export propane and butane from our fractionation, transportation and storage infrastructure.

Truck and Rail

Our truck and rail fleets support our feedstock and distribution operations. Rail movements are provided via a fleet of approximately 9,600 owned or leased railcars. Truck movements are provided through our wholly owned subsidiary, Sentinel Transportation LLC, and through numerous third-party trucking companies.

NGL and Other

At December 31, 2023, our NGL and Other business was comprised of natural gas processing plants, NGL and natural gas pipeline systems, and fractionators in the United States, including those partially owned or operated by our affiliates. A significant portion of our NGL and Other business is conducted through DCP LP, a consolidated subsidiary. DCP LP is one of the largest processors of natural gas and one of the largest producers of NGLs in the United States. DCP LP's gathering and processing assets are strategically located in some of the major producing regions in the United States, including the Permian Basin, the Denver-Julesburg Basin (DJ Basin), the Midcontinent and Eagle Ford. Pipelines systems owned by DCP Sand Hills and DCP Southern Hills provide takeaway capabilities for DCP LP's gathering and processing operations and provide access to customers and market outlets on the U.S. Gulf Coast, including our Sweeny fractionation and export facilities. The integration of DCP LP's, DCP Sand Hills' and DCP Southern Hills' operations into our existing operations provides us with a diversified and integrated portfolio of assets across the wellhead-to-market value chain.

Natural Gas Processing
DCP LP owns or operates 36 active natural gas processing facilities, with a net processing capacity of 5.5 billion cubic feet per day (Bcf/d). At some of these facilities, we fractionate NGL into individual components (ethane, propane, butane and natural gasoline).

Pipeline Systems
At December 31, 2023, our aggregate direct and indirect economic interest in DCP LP was 86.8%, and our aggregate direct and indirect economic interests in DCP Sand Hills and DCP Southern Hills was 91.2%. DCP Sand Hills and DCP Southern Hills own NGL pipeline systems that connect the Eagle Ford, Permian Basin and Midcontinent production areas to the Mont Belvieu, Texas, market hub.

Sweeny Hub Assets
The Sweeny Hub is a U.S. Gulf Coast NGL market hub, consisting of four fractionators with a total fractionation nameplate capacity of 550,000 BPD, a liquified petroleum gas (LPG) export terminal, and NGL storage caverns. The fractionators are located adjacent to our Sweeny Refinery in Old Ocean, Texas, and supply purity ethane to the petrochemical industry and purity NGL to domestic and global markets. Raw NGL supply to the fractionators is delivered from nearby major pipelines, including the DCP Sand Hills Pipeline. The fractionators are supported by significant infrastructure including connectivity to two NGL supply pipelines, a pipeline connecting to the Mont Belvieu market hub and the Clemens Caverns storage facility with access to our LPG export terminal in Freeport, Texas. It also includes our C2G Pipeline, which is a 16-inch ethane pipeline that connects our Clemens Caverns storage facility to petrochemical facilities in Gregory, Texas, near Corpus Christi.

The Freeport LPG Export Terminal leverages our fractionation, transportation and storage infrastructure to supply petrochemical, heating and transportation markets globally. The terminal can simultaneously load a propane vessel and a butane vessel, and has a combined LPG export capacity of 260,000 BPD. In addition, the terminal has the capability to export natural gasoline (C5+) produced by the Sweeny Hub fractionators.

The following table depicts our ownership interest in major pipeline systems included in our NGL and Other business at December 31, 2023:

Name	State of Origination/Terminus	Interest	Length (Miles)	Gross Capacity (MBD)
NGL				
Black Lake †	Louisiana/Texas	100 %	314	80
C2G	Texas	100	155	185
Chisholm	Oklahoma/Kansas	50	202	42
Front Range †	Colorado/Texas	33	450	260
Panola †	Texas	15	250	100
Powder River	Wyoming/Colorado	100	366	16
River Parish NGL	Louisiana	100	499	104
Sand Hills †*	New Mexico/Texas	100	1,400	500
Southern Hills †*	Kansas/Texas	100	940	192
Seabreeze/Wilbreeze †	Texas	100	80	52
Sweeny LPG	Texas	100	260	942
Sweeny NGL	Texas	100	18	204
Texas Express †	Texas	10	600	370
Wattenberg †	Colorado/Kansas	100	450	112
Natural Gas				
Cheyenne Connector †	Colorado	50	70	0.6 Bcf/d
Guadalupe †	Texas	Various	600	0.2 Bcf/d
Gulf Coast Express †	Texas	25	530	2.0 Bcf/d

† Owned by DCP LP. At December 31, 2023, Phillips 66 held an aggregate 86.8% direct and indirect economic interest in DCP LP.
* Interest reflects Phillips 66's 33.33% direct ownership interest in DCP Sand Hills and DCP Southern Hills, as well as its 86.8% aggregate direct and indirect economic interest in DCP LP, which owns a direct two-thirds interest.

The following table depicts our ownership interest in terminal and storage facilities included in our NGL and Other business at December 31, 2023:

Facility Name	Location	Commodity Handled	Interest	Gross Storage Capacity (MBbl)	Gross Rack Capacity (MBD)
Clemens	Texas	NGL	100 %	16,500	N/A
Freeport	Texas	Refined Petroleum Products, NGL	100	3,485	N/A
Marysville †	Michigan	NGL	100	8,000	N/A
River Parish	Louisiana	NGL	100	1,500	N/A
Spindletop †	Texas	Natural Gas	100	12 Bcf	N/A

† Owned by DCP LP. At December 31, 2023, Phillips 66 held an aggregate 86.8% direct and indirect economic interest in DCP LP.

The following table depicts our ownership interest in a marine facility included in our NGL and Other business at December 31, 2023:

Facility Name	Location	Commodity Handled	Interest	Gross Loading Capacity (MB/h)
Marine				
Freeport	Texas	Refined Petroleum Products, NGL	100 %	46

The following table depicts our ownership interest in NGL fractionators included in our NGL and Other business at December 31, 2023:

Facility Name	Location	Interest	Capacity (MBD)
Conway	Kansas	40 %	43
Enterprise †*	Texas	25	61
Gulf Coast Fractionators**	Texas	23	33
Mont Belvieu 1 †	Texas	20	32
Sweeny Fractionators	Texas	100	550

† Owned by DCP LP. At December 31, 2023, Phillips 66 held an aggregate 86.8% direct and indirect economic interest in DCP LP.

* Interest reflects Phillips 66's 12.5% direct interest, as well as its 86.8% direct and indirect economic interest in DCP LP, which owns a direct 12.5% interest.

** This facility has been idled since December 2020, with plans to restart in the second quarter of 2024.

The following table depicts our operating data in Gathering and Processing assets included in our NGL and Other business at December 31, 2023:

Regions	Plants	Approximate Gathering and Transmission Systems (Miles)	Approximate Net Nameplate Plant Capacity (MMcf/d) †
North	13	3,400	1,580
Midcontinent	6	22,800	1,110
Permian	10	15,300	1,220
South	7	6,400	1,630

† Plant capacity represents DCP LP's proportional ownership. At December 31, 2023, Phillips 66 held an aggregate 86.8% direct and indirect economic interest in DCP LP.

NOVONIX

We own a 16% interest in NOVONIX, a Brisbane, Australia-based company that develops technology and supplies materials for lithium-ion batteries. Our investment in NOVONIX supports an expansion of synthetic graphite production capacity at NOVONIX's Chattanooga, Tennessee, plant.

CHEMICALS

The Chemicals segment consists of our 50% equity investment in CPChem, which is headquartered in The Woodlands, Texas. At December 31, 2023, CPChem owned or had joint venture interests in 30 manufacturing facilities located in Belgium, Colombia, Qatar, Saudi Arabia, Singapore and the United States. Additionally, CPChem has two research and development centers in the United States.

CPChem produces and markets ethylene and other olefin products. The ethylene produced is primarily used by CPChem to produce polyethylene, normal alpha olefins (NAO) and polyethylene pipe. CPChem manufactures and markets aromatics and styrenics products, such as benzene, cyclohexane, styrene and polystyrene, as well as a variety of specialty chemical products including organosulfur chemicals, solvents, catalysts, and chemicals used in drilling and mining.

The manufacturing of petrochemicals and plastics involves the conversion of hydrocarbon-based raw material feedstocks into higher-value products, often through a thermal process referred to in the industry as "cracking." For example, ethylene can be produced by cracking ethane, propane, butane, natural gasoline or certain refinery liquids, such as naphtha and gas oil. Ethylene primarily is used as a raw material in the production of plastics, such as polyethylene. Plastic resins, such as polyethylene, are manufactured in a thermal/catalyst process, and the produced output is used as a further raw material for various applications, such as packaging and plastic pipe.

The following table reflects CPChem's petrochemicals and plastics product capacities at December 31, 2023:

	Millions of Pounds per Year*	
	U.S.	Worldwide
Ethylene	11,910	14,430
Propylene	3,675	4,180
High-density polyethylene	5,305	7,470
Low-density polyethylene	620	620
Linear low-density polyethylene	1,815	1,815
Polypropylene	—	310
Normal alpha olefins	2,920	3,435
Polyalphaolefins	125	255
Polyethylene pipe	500	500
Benzene	1,600	2,530
Cyclohexane	1,060	1,455
Styrene	1,050	1,875
Polystyrene	835	915
Specialty chemicals	440	575
Total	31,855	40,365

Capacities include CPChem's share in equity affiliates and excludes CPChem's NGL fractionation capacity.

During 2023, CPChem completed construction and began operations of a 585 million pounds per year 1-hexene unit in Old Ocean, Texas. Additionally, CPChem completed construction and began operations of a 1 billion pounds per year propylene splitter at its Cedar Bayou facility in the fourth quarter of 2023.

CPChem and a co-venturer are building world-scale petrochemical facilities on the U.S. Gulf Coast and in Ras Laffan, Qatar. On the U.S. Gulf Coast, the Golden Triangle Polymers (GTP) facility will include a 4.6 billion pounds per year ethane cracker and two high-density polyethylene units with a combined capacity of 4.4 billion pounds per year. CPChem owns a 51% equity share in the joint venture. The Ras Laffan Petrochemical (RLP) facility will include a 4.6 billion pounds per year ethane cracker and two high-density polyethylene units with a total capacity of 3.7 billion pounds per year. CPChem owns a 30% equity share in the joint venture. Both facilities are expected to start up in 2026.

REFINING

Our Refining segment refines crude oil and other feedstocks into petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels. This segment includes 12 refineries in the United States and Europe.

The table below depicts information for each of our owned and joint venture refineries at December 31, 2023:

| | | | Thousands of Barrels Daily | | | | |
| | | | Net Crude Throughput Capacity | | Net Clean Product Capacity** | | Clean Product Yield Capability |
Region/ Refinery	Location	Interest	At December 31 2023	Effective January 1 2024	Gasolines	Distillates	
Atlantic Basin/ Europe							
Bayway	Linden, NJ	100 %	258	258	155	130	92 %
Humber	N. Lincolnshire, United Kingdom	100	221	221	95	115	81
MiRO*	Karlsruhe, Germany	19	58	58	25	27	87
			537	537			
Gulf Coast							
Lake Charles	Westlake, LA	100	264	264	105	115	70
Sweeny	Old Ocean, TX	100	265	265	158	125	86
			529	529			
Central Corridor							
Ponca City	Ponca City, OK	100	217	217	120	100	93
Billings	Billings, MT	100	66	66	37	30	90
Wood River	Roxana, IL	50	173	173	88	70	81
Borger	Borger, TX	50	75	75	50	35	91
			531	531			
West Coast							
Ferndale	Ferndale, WA	100	105	105	65	39	90
Los Angeles	Carson/ Wilmington, CA	100	139	139	85	65	90
San Francisco***	Rodeo, CA	100	52	—	—	—	—
			296	244			
			1,893	1,841			

  * Mineraloelraffinerie Oberrhein GmbH.

  ** Clean product capacities are maximum rates for each clean product category, independent of each other. They are not additive when calculating the clean product yield capability for each refinery.

*** As part of our plans to convert the San Francisco Refinery into a renewable fuels facility, in early 2023, we ceased operations at the Santa Maria facility in Arroyo Grande, California, which reduced net crude throughput capacity from 120 MBD to 75 MBD. In October 2023, we further reduced net crude throughput capacity from 75 MBD to 52 MBD as we shut down one of the two crude units at the Rodeo facility. Effective January 1, 2024, net crude throughput capacity was 52 MBD, but we expect the remaining net crude throughput capacity to come offline upon the shutdown of the Rodeo facility's second crude unit by the end of February 2024. Accordingly, we have not presented net crude throughput capacity effective January 1, 2024, net clean product capacities and clean product yield capability in the table.

Primary crude oil characteristics and sources of crude oil for our owned and joint venture refineries are as follows:

| | Characteristics | | | | Sources | | | | |
	Sweet	Medium Sour	Heavy Sour	High TAN[*]	United States	Canada	South and Central America	Europe	Middle East & Africa
Bayway	●	●			●	●		●	●
Humber	●		●	●	●			●	●
MiRO	●	●	●		●			●	●
Lake Charles	●	●	●	●	●	●	●	●	●
Sweeny	●	●	●	●	●	●	●		
Wood River	●		●	●	●	●			
Borger	●	●	●		●	●			
Ponca City	●	●	●		●	●			
Billings		●	●	●	●				
Ferndale	●	●			●	●	●		●
Los Angeles		●	●	●	●	●	●		●
San Francisco[**]	●	●	●	●	●	●	●	●	●

High TAN (Total Acid Number): acid content greater than or equal to 1.0 milligram of potassium hydroxide (KOH) per gram.

** *We expect to stop processing crude oil at this refinery by the end of February 2024. See further discussion in the notes to the preceding table and the discussion below.*

Atlantic Basin/Europe Region

Bayway Refinery

The Bayway Refinery is located on the New York Harbor in Linden, New Jersey. Bayway's facilities include crude distilling, naphtha reforming, fluid catalytic cracking, solvent deasphalting, hydrodesulfurization and alkylation units. The complex also includes a polypropylene plant with the capacity to produce up to 775 million pounds per year. The refinery produces a high percentage of transportation fuels, as well as petrochemical feedstocks, residual fuel oil and home heating oil. Refined petroleum products are distributed to East Coast customers by pipeline, barge and railcar.

Humber Refinery

The Humber Refinery is located on the east coast of England in North Lincolnshire, United Kingdom, approximately 180 miles north of London. Humber's facilities include crude distilling, naphtha reforming, fluid catalytic cracking, hydrodesulfurization, thermal cracking and delayed coking units. The refinery has two coking units with associated calcining plants. Humber is the only coking refinery in the United Kingdom, and a producer of high-quality specialty graphite and anode-grade petroleum cokes. The refinery also produces a high percentage of transportation fuels. The majority of the light oils produced by the refinery are distributed to customers in the United Kingdom by pipeline, railcar and truck, while the other refined petroleum products are exported throughout the world.

MiRO Refinery

The MiRO Refinery is located on the Rhine River in Karlsruhe, Germany, approximately 95 miles south of Frankfurt, Germany. MiRO is the largest refinery in Germany and operates as a joint venture in which we own an 18.75% interest. Facilities include crude distilling, naphtha reforming, fluid catalytic cracking, petroleum coking and calcining, hydrodesulfurization, isomerization, ethyl tert-butyl ether and alkylation units. MiRO produces a high percentage of transportation fuels. Other products produced include petrochemical feedstocks, home heating oil, bitumen, and anode- and fuel-grade petroleum cokes. Refined petroleum products are distributed to customers in Germany, Switzerland, France, and Austria by truck, railcar and barge.

Gulf Coast Region

Lake Charles Refinery
The Lake Charles Refinery is located in Westlake, Louisiana, approximately 150 miles east of Houston, Texas. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrocracking, hydrodesulfurization, isomerization and delayed coking units. Refinery facilities also include a specialty coker and calciner. The refinery produces a high percentage of transportation fuels. Other products produced include off-road diesel, home heating oil, feedstock for our Excel Paralubes joint venture in our Marketing and Specialties (M&S) segment, and high-quality specialty graphite and fuel-grade petroleum cokes. A majority of the refined petroleum products are distributed to customers in the southeastern and eastern United States by truck, railcar, barge or major common carrier pipelines. Additionally, refined petroleum products are exported to customers primarily in Latin America and Europe by waterborne cargo.

Sweeny Refinery
The Sweeny Refinery is located in Old Ocean, Texas, approximately 65 miles southwest of Houston, Texas. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrodesulfurization, aromatics units, a vacuum distillation unit, and a delayed coking unit. The refinery produces a high percentage of transportation fuels. Other products include petrochemical feedstocks, home heating oil and fuel-grade petroleum coke. A majority of the refined petroleum products are distributed to customers throughout the Midcontinent region, southeastern and eastern United States by pipeline, barge and railcar. Additionally, refined petroleum products are exported to customers primarily in Latin America by waterborne cargo.

Central Corridor Region

Ponca City Refinery
The Ponca City Refinery is located in Ponca City, Oklahoma, approximately 95 miles northwest of Tulsa, Oklahoma. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrodesulfurization, and delayed coking units. The refinery produces a high percentage of transportation fuels and anode-grade petroleum coke. Refined petroleum products are primarily distributed to customers throughout the Midcontinent region by company-owned and common carrier pipelines.

Billings Refinery
The Billings Refinery is located in Billings, Montana. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrodesulfurization and delayed coking units. The refinery produces a high percentage of transportation fuels and fuel-grade petroleum coke. Refined petroleum products are distributed to customers in Montana, Wyoming, Idaho, Utah, Colorado and Washington by pipeline, railcar and truck.

WRB Refining LP (WRB)
We are the operator and managing partner of WRB, a 50 percent-owned joint venture that owns the Wood River and Borger refineries.

- *Wood River Refinery*
  The Wood River Refinery is located in Roxana, Illinois, about 15 miles northeast of St. Louis, Missouri, at the confluence of the Mississippi and Missouri rivers. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrocracking, hydrodesulfurization and delayed coking units. The refinery produces a high percentage of transportation fuels. Other products produced include petrochemical feedstocks, asphalt and fuel-grade petroleum coke. Refined petroleum products are distributed to customers throughout the Midcontinent region by pipeline, railcar, barge and truck.

- *Borger Refinery*
  The Borger Refinery is located in Borger, Texas, in the Texas Panhandle, approximately 50 miles north of Amarillo, Texas. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrodesulfurization, and delayed coking units. The refinery produces a high percentage of transportation fuels, as well as fuel-grade petroleum coke, NGL and solvents. Refined petroleum products are distributed to customers in West Texas, New Mexico, Colorado and the Midcontinent region by company-owned and common carrier pipelines.

West Coast Region

Ferndale Refinery
The Ferndale Refinery is located on Puget Sound in Ferndale, Washington, approximately 20 miles south of the U.S.-Canada border. Facilities include crude distillation, naphtha reforming, fluid catalytic cracking, alkylation and hydrodesulfurization units. The refinery produces a high percentage of transportation fuels. Other products produced include residual fuel oil, which is supplied to the northwest marine bunker fuel market. Most of the refined petroleum products are distributed to customers in the northwest United States by pipeline and barge.

Los Angeles Refinery
The Los Angeles Refinery consists of two facilities linked by pipeline located five miles apart in Carson and Wilmington, California, approximately 15 miles southeast of Los Angeles. The Carson facility serves as the front end of the refinery by processing crude oil, and the Wilmington facility serves as the back end of the refinery by upgrading the intermediate products to finished products. Refinery facilities include crude distillation, naphtha reforming, fluid catalytic cracking, alkylation, hydrocracking, and delayed coking units. The refinery produces a high percentage of transportation fuels. The refinery produces California Air Resources Board (CARB)-grade gasoline. Other products produced include fuel-grade petroleum coke. Refined petroleum products are distributed to customers in California, Nevada and Arizona by pipeline and truck.

San Francisco Refinery
Historically, our San Francisco Refinery consisted of two facilities linked by our pipelines: the Santa Maria facility, located in Arroyo Grande, California, and the Rodeo facility, located in the San Francisco Bay Area. We are in the process of converting the San Francisco Refinery into one of the world’s largest renewable fuels facilities. Consequently, in February 2023, we ceased operations of the Santa Maria Facility, and, in October 2023, we shut down one of the two crude units at the Rodeo facility. We expect to shut down the second crude unit at the Rodeo facility by the end of February 2024 and begin operations as a renewable fuels facility in the first quarter of 2024. The conversion will reduce emissions from the facility and produce lower carbon intensity transportation fuels. Upon completion, the facility will have over 50,000 BPD (800 million gallons per year) of renewable fuels production capacity. The renewable fuel production primarily will be distributed to customers in California, Oregon and Washington.

Until its expected shutdown, the Rodeo facility includes crude distillation, naphtha reforming, hydrocracking, hydrodesulfurization and delayed coking units. The refinery produces a high percentage of transportation fuels, including CARB-grade gasoline. Other products produced include fuel-grade petroleum coke. The majority of the refined petroleum products are distributed to customers in California by pipeline and barge. Additionally, refined petroleum products are exported to customers primarily in Latin America by waterborne cargo.

MARKETING AND SPECIALTIES

Our M&S segment purchases for resale and markets refined petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels, mainly in the United States and Europe. In addition, this segment includes the manufacturing and marketing of specialty products, such as base oils and lubricants.

Marketing

Marketing—United States

We market gasoline, diesel and aviation fuel through marketer and joint venture outlets that utilize the *Phillips 66*, *Conoco* or *76* brands. At December 31, 2023, we had approximately 7,260 branded outlets in 48 states and Puerto Rico.

Our wholesale operations utilize a network of marketers operating approximately 5,090 outlets. We place a strong emphasis on the wholesale channel of trade because of its relatively lower capital requirements. In addition, we hold brand-licensing agreements covering approximately 1,390 sites. Our refined petroleum products are marketed on both a branded and unbranded basis. A high percentage of our branded marketing sales are in the Midcontinent, Rockies and West Coast regions, where our wholesale marketing network secures efficient offtake from our refineries. We also utilize consignment fuel arrangements with several marketers whereby we own the fuel inventory and pay the marketers a monthly fee.

In the Gulf Coast and East Coast regions, most sales are conducted via the unbranded channel of trade, which does not require a highly integrated marketing network to secure product placement for refinery pull through. We have export capability at our U.S. coastal refineries to meet international demand.

In addition to automotive gasoline and diesel, we produce and market aviation gasoline and jet fuel. Aviation gasoline and jet fuel are sold through dealers and independent marketers at approximately 780 *Phillips 66* branded locations.

We participate in joint ventures engaged in retail convenience store operations in the West Coast, as well as the Midcontinent and Rockies regions. These joint ventures enable us to secure long-term placement of our refinery production and extend participation in the retail value chain. At December 31, 2023, our retail joint ventures had approximately 790 outlets.

In the third quarter of 2023, we acquired a marketing business on the U.S. West Coast to optimize the placement of renewable diesel that will be produced by the Rodeo renewable fuels facility.

Marketing—International

We have marketing operations in four European countries. Our European marketing strategy is to sell primarily through owned, leased or joint venture retail sites using a low-cost, high-volume approach. We use the *JET* brand name to market retail and wholesale products in Austria, Germany and the United Kingdom. In addition, we have an equity interest in a joint venture that markets refined petroleum products in Switzerland under the *Coop* brand name.

We also market aviation fuels, LPG, heating oils, marine bunker fuels, and other secondary refined products to commercial customers and into the bulk or spot markets in the above countries.

At December 31, 2023, we had approximately 1,270 marketing outlets in Europe, of which approximately 980 were company owned and approximately 290 were dealer owned. We had interests in 330 additional sites through our *Coop* joint venture operations in Switzerland, and we held brand-licensing agreements covering approximately 70 sites in Mexico.

Specialties

Lubricants

We manufacture and sell automotive, commercial, industrial and specialty lubricants which are marketed worldwide under the *Phillips 66, Kendall, Red Line* and other private label brands.

In addition, we own a 50% interest in Excel Paralubes LLC (Excel Paralubes), an operated joint venture that owns a hydrocracked lubricant base oil manufacturing plant located adjacent to the Lake Charles Refinery. The facility has capacity to produce 22,200 BPD of high-quality Group II clear hydrocracked base oils. Excel Paralubes markets the produced base oil under the *Pure Performance* brand. The facility's feedstock is sourced primarily from our Lake Charles Refinery.

ENERGY RESEARCH & INNOVATION

Our Energy Research & Innovation organization, located in Bartlesville, Oklahoma, includes scientists and engineers working in over 200 laboratories and numerous pilot plants on our 440 acre research campus to develop new technical solutions focused on advancing our business and solving tomorrow's energy challenges. Areas of focus for 2023 included feedstock characterization, renewables processing, and process optimization to enhance margins and reliability in our Refining, Midstream and M&S segments.

HUMAN CAPITAL

Phillips 66 employees, our human capital, are guided by our values of safety, honor and commitment. Together, we operate as a high-performing organization by building breadth and depth in capabilities, pursuing excellence and doing the right thing. We empower our people to create and innovate, and to work in ways that are designed to enable us to deliver industry leading performance. On April 1, 2023, DCP Midstream employees transitioned into Phillips 66, and we are in the process of integrating the operations of DCP Midstream Class A Segment to enable the capture of commercial and operational synergies. At December 31, 2023, we had approximately 14,000 employees working toward our mission of providing energy and improving lives and our vision to be the leading integrated downstream energy provider.

We believe maintaining and enhancing a high-performing organization is critical to our success. Our employees promote our culture and are integral to achieving our strategic priorities and maximizing long-term shareholder value. We strive for continuous improvement of our high-performing organization, as we believe that our employees differentiate us in the marketplace. The human capital measures and objectives that we focus on in managing our business and that we believe are important to understand our business, include:

- Safety—Safety is the cornerstone of our business. We endeavor to protect the health and safety of everyone who has a role in our operations and the communities in which we operate. We employ rigorous employee training and audit programs to drive ongoing improvement in personal safety as we strive for zero incidents. We include environmental and safety metrics in our annual incentive compensation program, including our total recordable rate and process safety event rate, to incentivize and reward safe operations. Under the variable cash incentive program, our personal safety performance is measured by our total recordable rate (TRR), which measures the number of incidents per 200,000 hours worked. In 2023, our combined workforce TRR of 0.12 was industry leading and 25 times better than the U.S. manufacturing average.

- Culture—Phillips 66 fosters behaviors that promote our culture. "Our Energy in Action" is a set of core behaviors embedded in the company's talent and business processes to drive performance and accountability. Those behaviors include working for the greater good; creating an environment of trust; seeking different perspectives; and achieving excellence.

   In addition, we believe a high level of performance can only be achieved through a diverse workforce and inclusive culture that supports equal opportunities. Our executive inclusion and diversity (I&D) council, chaired by our President and Chief Executive Officer and comprised of executives and business leaders, sets and monitors the execution of our I&D strategy. Members of the I&D council also serve as global sponsors of our 10 Employee Resource Groups (ERGs). These ERGs are organizations formed around a shared set of experiences and perspectives, and are focused on professional development, networking, raising cultural awareness, community involvement and supporting Phillips 66 recruiting activities. Our ERGs drive employee engagement and align with our corporate objective of fostering an inclusive and diverse workplace.

Historically, we have conducted biennial employee engagement surveys to gather employee perspectives on their experience. In 2023, we transitioned from a biennial to an annual employee engagement survey, with targeted pulse checks to enable us to capture real-time feedback on metrics such as employee engagement, manager effectiveness, performance enablement and our culture. The results of the survey are shared with our employees and Board of Directors. Management analyzes the findings from the survey to monitor our progress and identify potential areas of opportunity.

- Capability—We strive to build depth and breadth in the skills of our employees to create a workforce ready for the future. We drive employee development through technical training and providing opportunities for job rotations, as well as assisting employees with obtaining and sharpening managerial skills through targeted development programs and promotional moves. Our performance management process is designed to identify coaching and training needs.

  We also have robust succession management practices and work each year to identify successors for key leadership positions within the company. As part of the process, quarterly sessions are held with management to monitor and guide leadership development.

- Performance—We focus on delivering exceptional, sustainable results. We work towards retention of top talent and have advanced the effectiveness of our performance management process by embedding "Our Energy in Action" into the process to help drive desired behaviors. Additionally, "High Performing Organization" is one of the metrics used in our variable cash incentive program. In assessing our "High Performing Organization," we measure success in areas such as employee engagement, I&D efforts, talent attraction, retention and development, and our organization's ability to adapt and respond to challenges, changing market conditions or other external factors.

COMPETITION

Our businesses operate in a competitive environment. In the Midstream segment, our crude oil and refined products pipelines face competition from other crude oil and products pipeline companies, major integrated oil companies, as well as independent crude oil gathering and marketing companies. Competition is based primarily on quality of customer service and reliability, competitive rates and the proximity of our assets to customers and market hubs. In addition, the Midstream segment competes with numerous integrated petroleum companies, as well as natural gas processing, transmission and distribution companies, to deliver natural gas and NGL to end users. Principal methods of competing include economically securing the right to purchase raw natural gas for gathering systems, managing the pressure of those systems, operating efficient NGL and gas processing plants and securing markets placement for the products produced.

Elements of competition for both our Chemicals and Refining segments include product improvement, new product development, low-cost structures, ability to source adequate feedstock supply and run advantaged feedstocks, and efficient manufacturing and distribution systems. In the M&S segment, competitive factors include product properties, reliability of supply, customer service, price and credit terms, advertising and sales promotion, and development of customer loyalty to branded products.

GENERAL

At December 31, 2023, we held a total of 518 active patents in 18 countries worldwide, including 415 active U.S. patents. The overall profitability of any business segment is not dependent on any single patent, trademark, license or franchise.

In support of our goal to attain zero incidents, we have implemented a comprehensive Health, Safety and Environmental (HSE) management system to support consistent management of HSE risks across our enterprise. The HSE management system is designed to identify and mitigate the risks of personal safety, process safety, and environmental incidents. The management system requires periodic audits to ensure compliance with government regulations, as well as our internal requirements. Our commitment to continuous improvement is reflected in annual goal setting and performance measurement in safety and environmental performance.

We are subject to various federal laws and government regulations concerning environmental matters and employee safety and health in the United States and other countries. In addition, many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violating these laws and regulations. The material effects of compliance with these government regulations upon our capital expenditures, earnings and competitive position are primarily associated with environmental regulations. See the environmental information contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Contingencies" under the captions "Environmental" and "Climate Change." It includes information on expensed and capitalized environmental costs for 2023 and those expected for 2024 and 2025.

Website Access to SEC Reports

Our Internet website address is *http://www.phillips66.com*. Information contained on our Internet website is not part of this Annual Report on Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Alternatively, you may access these reports at the SEC's website at *http://www.sec.gov*.

Item 1A. RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as the value of an investment in our common stock. These risk factors do not identify all risks that we face; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we do not currently consider to present significant risks to our operations.

Risks Related to Our Manufacturing and Operations

Market conditions, including volatile commodity prices, margins and demand for refined petroleum, petrochemical and plastics products, impact our earnings, financial condition and cash flows.

Similar to other companies in the industry in which we operate, our financial results are largely affected by the relationship, or margin, between the prices at which we sell refined petroleum, petrochemical and plastics products and the prices for crude oil and other feedstocks used in manufacturing these products. Historically, margins have been volatile, and we expect they will continue to be volatile in the future.

The cost of feedstocks and the prices at which we can ultimately sell our products depend on numerous factors beyond our control, including regional and global supply and demand, which are subject to, among other things, production levels, levels of refined petroleum product inventories, productivity and growth of economies, geopolitical risks, such as turmoil in the Middle East, Eastern Europe, and other producing regions, technology advancements and the pace of the energy transition, weather-related damage and disruptions due to other natural or human causes, consumer preferences and the use and availability of substitute products, and governmental regulation. We do not produce crude oil and other feedstocks and must purchase all of the feedstocks we process. The prices for crude oil and refined petroleum products can fluctuate based on global, regional and local market conditions, as well as by type and class of products, which can reduce margins and have a significant impact on our refining, wholesale marketing and retail operations, revenues, operating income and cash flows. The ability of the members of the Organization of Petroleum Exporting Countries (OPEC) to agree on and to maintain crude oil price and production controls and changes in trade flows from events such as the Russia-Ukraine war have also had, and are likely to continue to have, a significant impact on the market prices of crude oil and certain of our products. Also, crude oil supply contracts generally have market-based pricing provisions. We normally purchase our refinery feedstocks weeks before manufacturing and selling the refined petroleum products. We also purchase refined petroleum products produced by others for sale to our customers. Changes in prices that occur between the time we purchase feedstocks or products and when we sell the refined petroleum products could have a significant effect on our financial results.

The price of natural gas and crude oil also influences prices for the petrochemical and plastics products we produce and the feedstocks used to manufacture those products. Our Chemicals segment uses feedstocks that are derivatively produced in the processing of natural gas and refining of crude oil, and those feedstock prices can fluctuate widely for a variety of reasons, including changes in worldwide energy prices and the supply and availability of the feedstocks. Due to the highly competitive nature of most of the products sold by our Chemicals segment, market position cannot necessarily be protected by product differentiation or by passing on cost increases to customers. As a result, price increases in raw materials may not correlate with changes in the prices at which petrochemical and plastics products are sold, thereby negatively affecting margins and the results of operations of our Chemicals segment.

Sustained or prolonged declines in commodity prices and margins for our products may adversely affect our results of operations, liquidity, access to the capital markets, and our ability to fund our capital priorities, including share repurchases and dividends.

Market conditions, including volatile commodity prices and demand for crude oil, natural gas and NGL, impact the earnings, financial condition and cash flows of our Midstream business.

Our Midstream business is affected by the price of and demand for crude oil, natural gas and NGL, which have historically been volatile. The prices for crude oil, natural gas and NGL depend upon factors beyond our control, including global and local demand, production levels, imports and exports, seasonality and weather conditions, economic and political conditions domestically and internationally, and governmental regulations. Decreases in energy prices can decrease drilling activity, production rates and investments by third parties in the development of new crude oil and natural gas reserves. Sustained periods of low prices can also cause producers to significantly curtail or limit their oil and gas drilling operations, which could substantially delay the production and delivery of volumes of crude oil, natural gas and NGL.

The volume of crude oil and refined petroleum products transported or stored in our pipelines and terminal facilities depends on the demand for and availability of crude oil and refined petroleum products in the areas serviced by our assets. A period of sustained low demand or prices for crude oil could lead to a decline in drilling activity and production, which would lead to a decrease in the volumes of crude oil transported through our pipelines and terminal facilities, negatively affecting our earnings and cash flows. Likewise, our earnings and cash flows would be negatively impacted by a period of sustained lower demand for refined petroleum products, which could lead to lower refinery utilization and result in a decrease in the volumes of refined petroleum product transported through our pipelines and terminal facilities.

The natural gas gathered, processed, transported, sold and stored by us is delivered into pipelines for further delivery to end-users, including fractionation facilities. Demand for these services may be substantially reduced due to lower rates of natural gas production as a result of declining commodity prices. Commodity prices, including when ethane prices are low relative to natural gas prices, can also negatively impact throughput volumes of NGL transported, fractionated and stored. Additionally, revenues and cash flows can increase or decrease as the price of natural gas and NGL fluctuates because of certain contractual arrangements whereby natural gas is purchased for an agreed percentage of proceeds from the sale of the residue gas and/or NGL resulting from its processing activities.

In order to maintain or increase throughput levels on our natural gas gathering and transportation pipeline systems and NGL pipelines and the asset utilization rates at our natural gas processing plants, we must continually obtain new supplies. The level of successful drilling activity and prices of, and demand for, natural gas and crude oil, as well as producers' desire and ability to obtain necessary permits are some of the factors that may affect new supplies of natural gas and NGL. If we are not able to obtain new supplies of natural gas to replace the natural decline in volumes from existing wells or because of competition, throughput on our pipelines and the utilization rates of our treating and processing facilities would decline. This could have a material adverse effect on our business, results of operations, financial position and cash flows, and our ability to make cash distributions.

Our operations are subject to planned and unplanned downtime, business interruptions, and operational hazards, any of which could adversely impact our ability to operate and could adversely impact our financial condition, results of operations and cash flows.

Our operating results are largely dependent on the continued operation of facilities and assets owned and operated by us and our equity affiliates. Interruptions may materially reduce productivity and thus, the profitability, of operations during and after downtime, including for planned turnarounds and scheduled maintenance activities. In the past, we and certain of our equity affiliates also have temporarily shut down facilities due to the threat of severe weather, such as hurricanes. Additionally, the availability of natural gas and electricity necessary to operate our assets can be affected by weather, pipeline interruptions, grid outages, and logistics disruptions, which may also cause us to temporarily curtail or shut down operations.

Although we take precautions to ensure and enhance the safety of our operations and minimize the risk of disruptions, our operations are subject to the hazards inherent in chemicals, refining and midstream businesses, such as explosions, fires, refinery, processing facility or pipeline releases or other incidents, power outages, labor disputes, global health crises, restrictive governmental regulation or other natural or man-made disasters, such as geopolitical conflicts and acts of terrorism, including cyber intrusion. The inability to operate facilities or assets due to any of these events could significantly impair our ability to manufacture, process, store or transport products.

Any casualty occurrence involving our assets or operations could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations and substantial losses to us. For assets located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damage resulting from these risks could be greater. Damages resulting from an incident involving any of our assets or operations may result in our being named as a defendant in one or more lawsuits asserting potentially substantial claims or in our being assessed potentially substantial remediation fines or penalties by governmental authorities. Should any of these risks materialize at any of our equity affiliates, it could have a material adverse effect on the business and financial condition of the equity affiliate and negatively impact their ability to make future distributions to us.

We are subject to interruptions of supply and offtake, as well as increased costs, as a result of our reliance on third-party transportation of crude oil, NGL and refined petroleum products.

We often utilize the services of third parties to transport crude oil, NGL and refined petroleum products to and from our facilities. In addition to our own operational risks, we could experience interruptions of supply or increases in costs to deliver refined petroleum products to market if the ability of the pipelines or vessels to transport crude oil or refined petroleum products is disrupted because of weather events, accidents, governmental regulations, public health crises, armed hostilities, or third-party actions, including protests. A prolonged disruption of the ability of a pipeline or vessel to transport crude oil, NGL or refined petroleum products to or from one or more of our refineries or other facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our investments in joint ventures decrease our ability to manage risk.

We conduct some of our operations, including parts of our Midstream, Refining and Marketing and Specialties (M&S) segments, and our entire Chemicals segment, through joint ventures in which we share control with our joint venture partners. Our joint venture partners may have economic, business or legal interests or goals that are inconsistent with ours or those of the joint venture, or our joint venture participants may be unable to meet their economic or other obligations, and we may be required to fulfill those obligations alone. Failure by us, or an entity in which we have a joint venture interest, to adequately manage the risks associated with any acquisitions or joint ventures could have a material adverse effect on the financial condition or results of operations of our joint ventures and, in turn, our business and operations.

Public health crises, epidemics and pandemics, such as the COVID-19 pandemic, have had and could continue to have a material adverse effect on our business. Any future widespread health crises could materially and adversely impact our business in the future.

Our global operations expose us to risks associated with public health crises and outbreaks of epidemics, pandemics, or contagious diseases, such as COVID-19. The COVID-19 pandemic and the associated containment efforts had a serious adverse impact on the economy and a material adverse effect on our business, as the demand for crude oil, gasoline, jet fuel, diesel fuel and other refined products was significantly reduced. We may be impacted again in the future depending on the duration and scope of any future health crises, epidemics, or pandemics.

Even if a virus or other illness does not spread significantly, the perceived risk of infection or health risk may result in reduced demand for our products and materially affect our business. As we cannot predict the duration or scope of any public health crisis, epidemic or pandemic, the negative financial impact to our results cannot be reasonably estimated and could be material. Factors that will influence the impact on our business and operations include the duration and extent of such events, including the virulence of the infection, the timing of vaccine development and distribution across the world and its impact on economic recovery, the extent of imposed or recommended containment and mitigation measures, including travel restrictions, and their impact on our operations, and the general economic consequences of public health crises, epidemics and pandemics, such as the COVID-19 pandemic.

To the extent any public health crisis, epidemic or pandemic adversely affected or affects our business and financial results, it may also have the effect of heightening many of the other risks that could adversely affect our business described in this Annual Report, such as risks associated with industry capacity utilization, volatility in the price and availability of raw materials, supply chain interruptions, material adverse changes in customer relationships including any failure of a customer to perform its obligations under agreements with us, and risks associated with worldwide or regional economic conditions.

Competition Risks

Refining and marketing competitors that produce their own feedstocks, have more extensive retail outlets, or have greater financial resources may have a competitive advantage.

The refining and marketing industry is highly competitive with respect to both feedstock supply and refined petroleum product markets. We compete with many companies for available supplies of crude oil and other feedstocks and for outlets for our refined petroleum products. We do not produce any of our crude oil feedstocks. Some of our competitors, however, obtain a portion of their feedstocks from their own production and some have more extensive retail outlets than we have. Competitors that have their own production or extensive retail outlets (and greater brand-name recognition) are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.

Some of our competitors also have materially greater financial and other resources than we have. Such competitors have a greater ability to bear the economic risks inherent in all aspects of our business. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual customers.

Volatility in market demand for our petrochemical and plastics products and midstream transportation services and the risk of overbuild in these industries could negatively impact the results of operations of our businesses.

We and our equity affiliates have made and continue to make significant investments to meet market demand for our products and services, such as investments in midstream infrastructure and construction of new petrochemicals facilities. Similar investments have been made, and additional investments may be made in the future, by us, our competitors or by new entrants to the markets and industries we serve. The success of these investments largely depends on the realization of anticipated market demand, and these projects typically require significant development periods, during which time demand for our products or services may change, or additional investments by competitors may be made that could result in an overbuild of supply. Any of these or other competitive forces could materially adversely affect our results of operations, financial position or cash flows, as well as our return on capital employed.

Strategic Performance and Future Growth Risks

Large capital-intensive projects can take many years to complete, and the political and regulatory environments or market conditions could deteriorate significantly between the project approval date and the project startup date, negatively impacting expected project returns.

Our basis for approving large-scale capital-intensive projects, such as the conversion of our San Francisco refinery into a renewable fuels facility, is the expectation that it will deliver an acceptable rate of return on the capital invested. We base these forecasted project economics on our best estimate of future market conditions including the regulatory and operating environment. Most large-scale projects take several years to complete. During this multiyear period, the political and regulatory environments or other market conditions can change from those we anticipate, and these changes could be significant. Supply chain disruptions may also delay projects or increase costs. Accordingly, we may not be able to realize our expected returns from a large investment in a capital project, and this could negatively impact our results of operations, cash flows and our return on capital employed.

Plans we or our joint ventures may have to expand or construct assets or develop new technologies, and plans for our future performance are subject to risks associated with societal and political pressures and other forms of opposition to the future development, transportation and use of petroleum-based fuels. Such risks could adversely impact our business and results of operations.

Certain of our plans are based upon the assumption that societal sentiment will continue to enable, and existing regulations will remain in place to allow for, the future development, transportation and use of petroleum-based fuels. A portion of our growth strategy is dependent on our and our joint ventures' ability to capture growth opportunities in the Midstream and Chemicals segments. Regulatory policy decisions relating to the production, refining, transportation, marketing and use of petroleum-based fuels are subject to political pressures and the influence and protests of environmental and other special interest groups. For example, the construction or expansion of pipelines can involve numerous regulatory, permitting, environmental, political, and legal uncertainties, many of which are beyond our control. We may not be able to identify or execute growth projects, and those that are identified may not be completed on schedule or at the budgeted cost, if at all. In addition, our revenues may not increase immediately upon the expenditure of funds on a particular project. Delays or cost increases related to capital spending programs or the inability to complete growth projects could negatively impact our reputation, results of operations, cash flows and our return on capital employed.

Our Energy Research & Innovation organization works to develop new technologies and solutions focused on advancing our business units, including renewable and sustainable fuels research. Our efforts to research and develop new technologies is subject to a multitude of factors and conditions, many of which are out of our control. Examples of such factors include evolving government regulation, the pace of changes in technology, the successful development and deployment of existing or new technologies and business solutions on a commercial scale, competition from third parties in developing new technologies and the availability, timing and cost of equipment. The occurrence of these factors may delay or increase the cost of our efforts, which could negatively impact our reputation, results of operations, cash flows and our return on capital employed.

Political and economic developments could affect our operations and materially reduce our profitability and cash flows.

Actions of federal, state, local and international governments through legislation or regulation, executive order, permit or other review of infrastructure or facility development, and commercial restrictions could delay projects, increase costs, limit development, or otherwise reduce our profitability both in the United States and abroad. Any such actions may affect many aspects of our operations, including:

- Establishing maximum margins that can be earned on sales of motor fuels or imposing financial penalties on profits earned above established maximum margins.

- Limiting or prohibiting our ability to undertake turnaround or other maintenance activities at our refineries.

- Requiring permits or other approvals that may impose unforeseen or unduly burdensome conditions or potentially cause delays in our operations.

- Further limiting or prohibiting construction or other activities in environmentally sensitive or other areas.

- Requiring increased capital costs to construct, maintain or upgrade equipment, facilities or infrastructure.

- Restricting the locations where we may construct facilities or requiring the relocation of facilities.

For example, in March 2023, the California legislature adopted Senate Bill No. 2 (such statute, together with any regulations contemplated or issued thereunder, SBx 1-2), which, among other things, (i) authorizes the establishment of a maximum gross gasoline refining margin (maximum margin) and the imposition of a financial penalty for profits above the maximum margin, (ii) significantly expands reporting obligations relating to the maintenance and business of our California refineries, which includes reporting requirements to the California Energy Commission (CEC) for all participants in the petroleum industry supply chain in California, (iii) creates the Division of Petroleum Market Oversight within the CEC to analyze the data provided under SBx 1-2, and (iv) authorizes the CEC to regulate the timing and other aspects of refinery turnaround and other maintenance activities in certain instances. The CEC is currently in rulemaking with respect to various aspects of SBx 1-2, and the potential implementation of a financial penalty or any restrictions or delays on our ability to undertake turnaround or other maintenance activities creates uncertainty due to the potential adverse effects on our refining, marketing and midstream operations in California, which may be material to our results of operations, financial condition, profitability and cash flows.

We anticipate that other jurisdictions may contemplate similarly focused legislation or actions. The ultimate timing and impacts of SBx 1-2 and any other similarly focused legislation or actions are subject to considerable uncertainty due to a number of factors, including technological and economic feasibility, legal challenges, and potential changes in law, regulation, or policy, and it is not currently possible to predict the ultimate effects of these matters and developments, but they may be significant. For example, adverse effects on the financial performance of our operations in the state of California or the useful lives of the assets related to such operations may result in the recognition of material asset impairment charges and asset retirement obligations.

Furthermore, the U.S. government can prevent or restrict us from doing business in foreign countries and from doing business with entities affiliated with foreign governments, which can include state oil companies and U.S. subsidiaries of those companies. The Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security matters. The effect of any such OFAC sanctions could disrupt transactions with or operations involving entities affiliated with sanctioned countries, and could limit our ability to obtain optimum crude slates and other refinery feedstocks and effectively distribute refined petroleum products. We may face other regulatory changes in the U.S. including, but not limited to, the enactment of tax law changes that adversely affect our industry, new emissions standards, restrictive flaring regulations, and more stringent requirements for environmental impact studies and reviews.

Hostilities in the Middle East, Russia or elsewhere or the occurrence or threat of future terrorist attacks could adversely affect the economies of the U.S. and other countries. Other political and economic risks include global health crises; financial market turmoil; economic volatility and global economic slowdown; currency exchange rate fluctuations; short-term and long-term inflationary pressures; rising or prolonged periods of high interest rates; import or export restrictions and changes in trade regulations; supply chain disruptions; civil unrest and other political risks; limitations in the availability of labor to develop, staff and manage operations; and potentially adverse tax developments. If any of these events occur, our businesses and results of operations may be adversely affected.

We may not be able to effectively identify, whether through acquisition, investment or development, lower-carbon opportunities on favorable terms, or at all, and failure to do so could limit our growth, our ability to participate in the energy transition, and our ability to meet our environmental goals and targets.

Part of our strategy includes capturing growth opportunities in our Emerging Energy business to further advance our participation in the energy transition and meet our greenhouse gas (GHG) emissions reduction targets. This strategy depends on our ability to successfully identify and evaluate acquisition and investment opportunities or develop and commercialize new technologies. The number of lower-carbon opportunities may be limited, and we will compete with other energy companies for these limited opportunities, which could make them more expensive and the returns for our business less attractive and possibly cause us to refrain from making them at all. Further, certain lower-carbon opportunities will depend on technological and other advancements that may not be within our control and may not come to fruition or be economically feasible in the near term. Any new opportunities also may depend on the viability of new assets or businesses that are contingent on public policy mechanisms including investment tax credits, subsidies, renewable portfolio standards and carbon trading plans. These mechanisms have been implemented at the state and federal levels to support the development of renewable energy and other clean infrastructure technologies. The availability and continuation of public policy support mechanisms will drive a significant part of the economics and viability of lower-carbon and clean energy investments generally, as well as our participation in them. If we are unable to identify and consummate acquisitions and investments, our ability to execute a portion of our growth strategy and meet our environmental goals may be impeded.

Regulatory and Environmental, Climate and Weather Risks

Climate change and severe weather may adversely affect our and our joint ventures' facilities and ongoing operations.

The potential physical effects of climate change and severe weather, as well as other chronic physical effects such as water shortages and rising sea levels, on our operations are highly uncertain and depend upon the unique geographic and environmental factors present. We have systems in place to manage potential acute physical risks, including those that may be caused by climate change, but such events could have an adverse effect on our assets and operations. Examples of potential physical risks include floods, hurricane-force winds, severe storms, droughts, heat waves, earthquakes, wildfires, freezing temperatures and snowstorms, as well as rising sea levels at our coastal facilities. We have incurred, and will continue to incur, costs to protect our assets from physical risks and to employ processes, to the extent available, to mitigate such risks.

We operate facilities located in coastal regions of the United States, which have been impacted by hurricanes that have required us to temporarily, or even permanently, shut down operations at those sites. CPChem also operates facilities on the Gulf Coast and has had to temporarily shut down sites in the past as a result of hurricanes. Any extreme weather events or rising sea levels may disrupt the ability to operate our facilities located near coastal areas or to transport crude oil, refined petroleum or petrochemical and plastics products in these areas. Extended periods of such disruption could have an adverse effect on our results of operations. We could also incur substantial costs to prevent or repair damage to these facilities. Finally, depending on the severity and duration of any extreme weather events or climate conditions, our operations may need to be modified and material costs incurred, which could materially and adversely affect our business, financial condition and results of operations.

There are certain environmental hazards and risks inherent in our operations that could adversely affect those operations and our financial results.

The operation of refineries, power plants, fractionators, pipelines, terminals, gas processing facilities and vessels is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or hazardous substances. If any of these events had previously occurred or occurs in the future in connection with any of our refineries, pipelines or refined petroleum products terminals, or in connection with any facilities that receive our wastes or byproducts for treatment or disposal, other than events for which we are indemnified, we could be liable for all costs and penalties associated with their remediation under federal, state, local and international environmental laws or at common law, and could be liable for property damage to third parties caused by contamination from releases and spills.

We expect to continue to incur substantial capital expenditures and operating costs as a result of our compliance with existing and future environmental laws and regulations.

Our business is subject to numerous laws and regulations relating to the protection of the environment. These laws and regulations continue to increase in both number and complexity and affect our operations with respect to, among other things:

- The discharge of pollutants into the environment.

- Emissions into the atmosphere, such as nitrogen oxides, sulfur dioxide and mercury emissions, and GHG emissions, as they are, or may become, regulated.

- The quantity of renewable fuels that must be blended into motor fuels.

- The handling, use, storage, transportation, disposal and cleanup of hazardous materials and hazardous and nonhazardous wastes.

- The dismantlement and abandonment of our facilities and restoration of our properties at the end of their useful lives.

To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our business, financial condition, results of operations and cash flows in future periods could be materially adversely affected.

The adoption of climate change legislation or regulation could result in increased operating costs and reduced demand for the refined petroleum products we produce.

Currently, multiple legislative and regulatory measures to address GHG and other emissions are in various phases of consideration, promulgation or implementation. These include actions to develop international, federal, regional or statewide programs, which could require reductions in our GHG or other emissions, establish a carbon tax and decrease the demand for our refined products. Requiring reductions in these emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities and (iii) administer and manage any emissions programs, including acquiring emission credits or allotments.

For example, in 2017, the California state legislature adopted Assembly Bill 398, which provides direction and parameters on utilizing cap and trade after 2020 to meet the 40% reduction target for GHG emissions from 1990 levels by 2030 specified in Senate Bill 32. Compliance with the cap and trade program is demonstrated through a market-based credit system. Additionally, on August 25, 2022, the California Air Resources Board (CARB) adopted regulations that effectively ban the in-state sales of new cars containing internal combustion engines beginning in 2035. Also, on December 15, 2022, CARB adopted its "2022 Scoping Plan for Achieving Carbon Neutrality," which purports to provide a road map for California to achieve carbon neutrality (which it defines as removing as many carbon emissions from the atmosphere as it emits) by year 2045. Other states are proposing, or have already promulgated, low carbon fuel standards or similar initiatives to reduce emissions from the transportation sector. If we are unable to pass the costs of compliance on to our customers, sufficient credits are unavailable for purchase, we have to pay a significantly higher price for credits, or if we are otherwise unable to meet our compliance obligation, our financial condition and results of operations could be adversely affected.

Federal, regional and state climate change and air emissions goals and regulatory programs are complex, subject to change and impose considerable uncertainty due to a number of factors including technological feasibility, legal challenges and potential changes in federal policy. Increasing concerns about climate change and carbon intensity have also resulted in heightened societal awareness and a number of international and national measures to limit GHG emissions. Additional stricter regulatory measures and investor pressure can be expected in the future and any of these changes may have a material adverse impact on our business or financial condition.

International climate change-related efforts, such as the 2015 United Nations Conference on Climate Change, which led to the creation of the Paris Agreement, and the 2023 United Nations Climate Change Conference, may impact the regulatory framework of states whose policies directly influence our present and future operations. Although the United States had previously withdrawn from the Paris Agreement, it has since taken the steps necessary to rejoin, which was effective in February 2021. The future of the U.S.'s climate change strategy and the impact to our industry and operations due to further GHG regulation is unknown at this time.

Increased regulation of the fossil fuel industry, particularly with respect to hydraulic fracturing, could result in reductions or delays in U.S. production of crude oil and natural gas, which could adversely impact our results of operations.

Most of the crude oil and natural gas production of our Midstream segment's customers is being produced from unconventional oil shale reservoirs. These reservoirs require hydraulic fracturing completion processes to release the hydrocarbons from the rock so they can flow through casing to the surface. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into a formation to stimulate hydrocarbon production. The EPA, as well as several state agencies, have commenced studies and/or convened hearings regarding the potential environmental impacts of hydraulic fracturing activities. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed to provide for such regulation. In addition, some communities have adopted measures to ban hydraulic fracturing in their communities.

Also, certain interest groups have also proposed ballot initiatives and constitutional amendments designed to restrict crude oil and natural gas development generally. If ballot initiatives, local, state, or national restrictions or prohibitions are adopted and result in more stringent limitations on the production and development of crude oil and natural gas, we may incur significant costs to comply with the requirements, and producers may experience delays or curtailment in the permitting or pursuit of exploration, development or production activities. Such compliance costs and delays, curtailments, limitations or prohibitions could have a material adverse effect on our business, prospects, results of operations, financial condition and liquidity. In addition to these proposed ballot initiatives and constitutional amendments, municipalities, such as the City of Los Angeles, have already enacted or contemplate enacting complete or partial bans on oil and gas exploration and production activities.

If legislative and regulatory initiatives cause a material decrease in the drilling of new wells and related servicing activities, it may reduce crude oil, natural gas and NGL supplies, negatively affecting the volume of products available to our Midstream segment and increasing feedstock prices for our Chemicals and Refining segments, resulting in a material adverse effect on our financial position, results of operations and cash flows.

Compliance with the EPA's Renewable Fuel Standard (RFS) could adversely affect our financial results.

The EPA has implemented the RFS pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007. The RFS program sets annual renewable volume obligation (RVO) requirements for the quantity of renewable fuels, such as ethanol, that must be blended into motor fuels consumed in the United States. To provide certain flexibility in compliance options available to the industry, a Renewable Identification Number (RIN) is assigned to each gallon of renewable fuel produced in, or imported into, the United States. As a producer of petroleum-based motor fuels, we are obligated to blend renewable fuels into the products we produce at a rate that is at least commensurate to the EPA's RVO requirements and, to the extent we do not, we must purchase RINs in the open market to satisfy our obligation under the RFS program.

We are exposed to the volatility in the market price of RINs. We cannot predict the future prices of RINs. RINs prices are dependent upon a variety of factors, including EPA regulations, the availability of RINs for purchase, and levels of transportation fuels produced, which can vary significantly from quarter to quarter. If sufficient RINs are unavailable for purchase, if we have to pay a significantly higher price for RINs, if we purchase RINs that are ultimately determined to be invalid, or if we are otherwise unable to meet the EPA's RVO requirements, including because the EPA mandates a blending quantity of renewable fuel that exceeds the amount that is commercially feasible to blend into motor fuel (a situation commonly referred to as "the blend wall"), our operations could be materially adversely impacted, up to and including a reduction in produced motor fuel for sale in the United States.

Societal, technological, political and scientific developments around emissions and fuel efficiency may decrease demand for traditional transportation fuels.

Developments aimed at reducing GHG emissions may decrease the demand or increase the cost for our transportation fuels. Societal attitudes toward these products and their relationship to the environment may significantly affect our effectiveness in marketing our products. Government efforts to steer the public toward non-petroleum-based fuel dependent modes of transportation may foster a negative perception toward transportation fuels or increase costs of our products, thus affecting the public's attitude toward our major products. Advanced technology and increased use of vehicles that do not use petroleum-based transportation fuels or that are powered by hybrid engines would reduce demand for the motor fuel we produce. We may also incur increased production costs, which we may not be able to pass along to our customers.

Additionally, renewable fuels, alternative energy mandates and energy conservation efforts could reduce demand for refined petroleum products. Tax incentives and other subsidies can make renewable fuels and alternative energy more competitive with refined petroleum products than they otherwise might be, which may reduce refined petroleum product margins and hinder the ability of refined petroleum products to compete with renewable fuels. The competition for renewable fuels feedstocks may also increase, negatively impacting the availability of such feedstocks or increasing their cost.

These developments could potentially have a material adverse effect on our business, financial condition, results of operations and cash flows.

Continuing political and social concerns about climate change and other Environmental, Social and Governance (ESG) matters may result in changes to our business and significant expenditures, including litigation-related expenses.

Increasing attention to global climate change has resulted in increased investor attention and an increased risk of public and private litigation, which could increase our costs or otherwise adversely affect our business. Additionally, cities, counties, and other governmental entities in several states in the U.S. began filing lawsuits against energy companies in 2017, including Phillips 66, seeking damages allegedly associated with climate change, and the plaintiffs are seeking unspecified damages and abatement under various tort theories. Similar lawsuits may be filed in other jurisdictions. While we believe these lawsuits are an inappropriate vehicle to address the challenges associated with climate change and will vigorously defend against them, the ultimate outcome and impact to us of any such litigation cannot be predicted with certainty, and we could incur substantial legal costs associated with defending these and similar lawsuits in the future.

Additionally, governments and private parties are also increasingly filing lawsuits or initiating regulatory action based on allegations that certain public statements regarding climate change and other ESG-related matters and practices by companies are false or misleading "greenwashing" that violate deceptive trade practices and consumer protection statutes. Such claims are included in lawsuits filed against energy companies, including Phillips 66. Such lawsuits present a high degree of uncertainty regarding the extent to which energy companies face an increased risk of liability stemming from climate change or ESG disclosures and practices.

Efforts have also been made by governments and private parties to shut down energy assets by challenging operating permits, the validity of easements or the compliance with easement conditions. Lawsuits and/or regulatory proceedings or actions of this nature could result in interruptions to construction or operations of current or future projects, delays in completing those projects and/or increased project costs, all of which may have a material, adverse effect on our business, financial condition, results of operation and cash flows.

These risks may result in unexpected costs, negative sentiments about our company, disruptions in our operations, increases to our operating expenses and reduced demand for our products, which in turn could have an adverse effect on our business, financial condition and results of operations.

Increased concerns regarding plastic waste in the environment, consumers selectively reducing their consumption of plastic products due to recycling concerns, or new or more restrictive regulations and rules related to plastic waste could reduce demand for CPChem's plastic products and could negatively impact our equity interest.

There is a growing concern with the accumulation of plastic, including microplastics, and other packaging waste in the environment. Additionally, plastics have recently faced increased public backlash and scrutiny. Policy measures to address this concern are being discussed or implemented by governments at all levels. In addition, a host of single-use plastic bans and taxes have been passed by countries around the world and counties and municipalities throughout the U.S. Increased regulation of, or prohibition on, the use of certain plastic products could reduce demand for certain of the products CPChem produces, which could negatively impact its financial condition, results of operations and cash flows, thereby negatively impacting our equity earnings, and cash distributions that we receive, from CPChem.

Cybersecurity and Data Privacy Risks

Cybersecurity incidents and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Our information technology and infrastructure, or information technology and infrastructure of our third-party service providers (e.g., cloud-based service providers), may be vulnerable to attacks by malicious actors or breached due to human error, malfeasance or other disruptions, including ransomware and other malware, phishing and social engineering schemes, malicious software, data privacy breaches by employees, insiders or others with authorized access, attempts to gain unauthorized access to our data and systems; and other cybersecurity incidents. Any such incidents could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in one or more of the following outcomes: (i) unauthorized access to or a loss or misuse of intellectual property, proprietary information, or employee, customer or vendor data; (ii) public disclosure of sensitive information; (iii) increased costs to prevent, respond to, or mitigate cybersecurity events, such as deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants; (iv) systems interruption; (v) disruption of our business operations; (vi) remediation costs for repairs of system damage, or regulatory fines or penalties; (vii) reputational damage that adversely affects customer or investor confidence; (viii) exposure to legal liability; and (ix) damage to our competitiveness, stock price, and long-term stockholder value. Any of the foregoing can be exacerbated by a delay or failure to detect a cybersecurity incident or the full extent of such incident. Further, we have exposure to cybersecurity incidents and the negative impacts of such incidents related to our critical data and proprietary information housed on third-party IT systems, including cloud-based systems. Additionally, authorized third-party IT systems or software can be compromised and used to gain access or introduce malware to our IT systems that can materially impact our business. Although we devote significant resources to prevent cybersecurity incidents and protect our system and data, we have experienced actual and attempted cybersecurity incidents, and while we do not believe that any of these incidents has had a material effect on our business, operations or financial condition, it is possible that a future incident may have such an effect.

A cybersecurity incident may also result in legal claims or proceedings against us by our shareholders, employees, customers, vendors, and governmental authorities (U.S. and non-U.S.). Our infrastructure protection technologies and disaster recovery plans may not be able to prevent a technology systems breach or systems failure, which could have a material adverse effect on our financial position or results of operations. Furthermore, the continuing and evolving threat of cyberattacks has resulted in increased regulatory focus on prevention. To the extent we face increased regulatory requirements, we may be required to expend significant additional resources to meet such requirements.

Increasing regulatory focus on privacy and cybersecurity issues and expanding laws could expose us to increased liability, subject us to lawsuits, investigations and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

Along with our own data and information collected in the normal course of our business, we and our partners collect and retain certain data that is subject to specific laws and regulations. The transfer and use of this data both domestically and across international borders is becoming increasingly complex. This data is subject to governmental regulation at the federal, state, international, national, provincial and local levels in many areas of our business, including data privacy and security laws such as the European Union (EU) and United Kingdom (UK) versions of the General Data Protection Regulation (GDPR) and the California Consumer Privacy Act (CCPA).

The GDPR applies to the transfer and processing of personal data of those who live in the EU or UK, respectively. As interpretation and enforcement of the GDPR evolves, it creates a range of new compliance obligations, which could cause us to incur additional costs. Failure to comply could result in significant penalties that may materially adversely affect our business, reputation, results of operations, and cash flows.

The CCPA, which came into effect on January 1, 2020, gives California residents specific rights in relation to their personal information, requires that companies take certain actions, including notifications for security incidents and may apply to activities regarding personal information that is collected by us, directly or indirectly, from California residents. As interpretation and enforcement of the CCPA evolves, it creates a range of new compliance obligations, with the possibility for significant financial penalties for noncompliance that may materially adversely affect our business, reputation, results of operations, and cash flows.

Comprehensive privacy laws with some similarities to the CCPA have been proposed or passed at the U.S. federal and state levels, such as the Colorado Privacy Act. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data as well as requiring disclosures about these practices. Existing and potential future data privacy laws pose increasingly complex compliance challenges and potentially elevate our costs. Any failure by us to comply with these laws and regulations, including as a result of a security or privacy breach, could result in significant penalties and liabilities for us. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.

Indebtedness, Capital Markets and Financial Risks

Uncertainty and illiquidity in credit and capital markets can impair our ability to obtain credit and financing on acceptable terms and can adversely affect the financial strength of our business partners.

Our ability to obtain credit and capital depends in large measure on the state of the credit and capital markets, which is subject to factors beyond our control. Our ability to access credit and capital markets may be restricted at a time when we would like, or need, access to those markets, which could constrain our flexibility to react to changing economic and business conditions. In addition, the cost and availability of debt and equity financing may be adversely impacted by unstable or illiquid market conditions. Protracted uncertainty and illiquidity in these markets also could have an adverse impact on our lenders, commodity transaction counterparties, or our customers, preventing them from meeting their obligations to us.

From time to time, our cash needs may exceed our available cash and our business could be materially and adversely affected if we are unable to obtain necessary funds from financing activities. From time to time, we may need to supplement cash generated from operations with proceeds from financing activities. Uncertainty and illiquidity in financial markets may materially impact the ability of the participating financial institutions to fund their commitments to us under our liquidity facilities that are supported by a broad syndicate of financial institutions. Accordingly, we may not be able to obtain the full amount of the funds available under our liquidity facilities to satisfy our cash requirements, and our failure to do so could have a material adverse effect on our operations and financial position.

Negative sentiment towards fossil fuels and increased attention to environmental and social matters, including climate change, could adversely affect our business, the market price for our common stock and our access to and cost of capital.

There have been efforts in recent years aimed at the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities, and other groups, to promote the divestment of fossil fuel companies, as well as to pressure lenders, insurers, and other financial services companies to limit or curtail activities with fossil fuel companies. If these or similar efforts are continued, our stock price, our ability to access capital markets or insure our operations, and our cost of capital may be negatively impacted.

Members of the investment community are also increasing their focus on environmental and social (E&S) matters, including practices related to GHG emissions, climate change, business resilience, diversity and inclusion, environmental justice and other E&S matters. As a result, we may face increasing pressure regarding our E&S disclosures and practices. Additionally, members of the investment community may screen companies such as ours for E&S performance before investing in our stock or participating in our financing activities. If we are unable to meet the E&S standards set by these investors, we may lose investors, our stock price may be negatively impacted, our access to capital markets and lenders may be curtailed, and our reputation may be negatively affected.

Our efforts to accurately report on E&S-related issues expose us to operational, reputational, financial, legal, and other risks. Standards for tracking and reporting on E&S-related matters, including climate-related matters, have not been harmonized and continue to evolve. Processes and controls for reporting on E&S matters are subject to evolving and disparate standards of identification, measurement, and reporting on such metrics, including any climate change and E&S-related public company disclosure requirements adopted by the SEC, and such standards may change over time, which could result in significant revisions to our current E&S practices and disclosures.

A failure to achieve our published GHG emissions intensity reduction goals and other E&S targets we may set in the future could negatively impact our business.

We have announced targets to reduce our Scope 1 and Scope 2 GHG emissions intensity from our operations by 30% and Scope 3 GHG emissions intensity of our energy products by 15% by 2030, and a target to reduce our Scope 1 and Scope 2 GHG emissions intensity by 50% by 2050, in each case as compared to baseline 2019 levels. Our ability to achieve these goals depends on many factors, many of which are beyond our control, such as advancements that enable broad commercial deployment and use of lower-carbon technologies; global policies that fund and incentivize the development of a lower-carbon energy system; changes in consumer behavior and energy choices; the availability of materials throughout the supply chain; evolving regulatory requirements; competitor actions; the availability of renewable feedstocks; and acquisition and divestiture activities. Further, the standards for tracking and reporting on GHG emissions have not been harmonized and continue to evolve. Our selection of disclosure frameworks that seek to align with various reporting standards may change from time to time and may result in a lack of comparative data from period to period. In addition, our processes and controls may not always align with evolving voluntary standards for identifying, measuring, and reporting GHG emissions, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals.

The pursuit of these targets, and any other climate-related or E&S goals we may announce, may increase our costs, require us to purchase emissions credits or offsets, or limit or negatively impact our business plans. Further, any failure or perceived failure to achieve such goals and targets within the timelines that we announce, or at all, could cause reputational harm, negatively impact our stock price and access to and cost of capital, and expose us to enforcement or litigation, among other negative impacts.

We do not fully insure against all potential losses, including those from extreme weather events, and, therefore, our business, financial condition, results of operations and cash flows could be adversely affected by unexpected or underinsured liabilities and increased costs.

We maintain insurance coverage in amounts we believe to be prudent, including against many, but not all, potential liabilities arising from operating hazards. We rely on existing liquidity, financial resources and borrowing capacity to meet short-term obligations that would result from uninsured or underinsured liabilities arising from operating hazards, including but not limited to, explosions, fires, refinery or pipeline releases or other incidents involving our assets or operations, including weather events, which could reduce the funds available to us for capital and investment spending and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Deterioration in our credit profile could increase our costs of borrowing money, limit our access to the capital markets and commercial credit, and could trigger co-venturer rights under joint venture arrangements.

Our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade our rating below investment grade, our borrowing costs would increase, and our funding sources could decrease. This could require us to provide collateral, or other forms of security, which would increase our costs and restrict operational and financial flexibility.

In addition, a failure by Phillips 66 to maintain an investment grade rating could affect its business relationships with suppliers and operating partners. For example, Phillips 66's agreement with Chevron Corporation (Chevron) regarding CPChem permits Chevron to buy Phillips 66's 50% interest in CPChem for fair market value if Phillips 66 experiences a change in control or if both Standard & Poor's Financial Services LLC and Moody's Investors Service, Inc. lower their credit ratings below investment grade and the credit rating from either rating agency remains below investment grade for 365 days thereafter, with fair market value determined by agreement or by nationally recognized investment banks. As a result of these factors, a downgrade of credit ratings could have a material adverse impact on Phillips 66's future operations and financial position.

The level of returns on pension and postretirement plan assets and the actuarial assumptions used for valuation purposes could affect our earnings and cash flows in future periods.

Assumptions used in determining projected benefit obligations and the expected return on plan assets for our pension plans and other postretirement benefit plans are evaluated by us based on a variety of independent sources of market information and in consultation with outside actuaries. If we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care cost trend rate, our future pension and postretirement benefit expenses and funding requirements could increase. In addition, several factors could cause actual results to differ significantly from the actuarial assumptions that we use. Funding obligations are determined based on the value of assets and liabilities on a specific date as required under relevant regulations. Future pension funding requirements, and the timing of funding payments, could be affected by legislation enacted by governmental authorities.

We may incur losses as a result of our forward contracts and derivative transactions.

We currently use commodity derivative instruments, and we expect to use them in the future. If the instruments we utilize to hedge our exposure to various types of risk are not effective, we may incur losses. Derivative transactions involve the risk that counterparties may be unable to satisfy their obligations to us. The risk of counterparty default is heightened in a poor economic environment. In addition, we may be required to incur additional costs in connection with future regulation of derivative instruments to the extent it is applicable to us.

We are subject to continuing contingent liabilities of ConocoPhillips following the separation. Further, ConocoPhillips has indemnified us for certain matters, but may not be able to satisfy its obligations to us in the future.

In connection with our separation from ConocoPhillips in 2012, we entered into an Indemnification and Release Agreement and certain other agreements pursuant to which ConocoPhillips agreed to indemnify us for certain liabilities, and we agreed to indemnify ConocoPhillips for certain liabilities. Indemnities that we may be required to provide are not subject to any cap and may be significant. Third parties could also seek to hold us responsible for any of the liabilities that ConocoPhillips has agreed to retain. Further, the indemnity from ConocoPhillips may not be sufficient to protect us against the full amount of such liabilities, and ConocoPhillips may not be able to fully satisfy its indemnification obligations. Each of these risks could negatively affect our business, results of operations and financial condition.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Management has implemented a comprehensive cybersecurity program that is designed to protect our information, and that of our customers and suppliers, against cybersecurity threats that may materially and adversely affect the confidentiality, integrity, and availability of our information systems. Our cybersecurity program includes processes and standards that leverage recognized cybersecurity frameworks, industry best practices and guidance from U.S. Government security directives that focus on cybersecurity and critical infrastructure.

Cybersecurity Governance

<u>Board of Directors</u>

The Audit and Finance Committee of the Board of Directors (the Audit and Finance Committee) is responsible for overseeing the company's Enterprise Risk Management (ERM) program, including oversight of the processes management has implemented to assess, identify and manage risks associated with cybersecurity and information technology. In carrying out this responsibility, the Audit and Finance Committee regularly receives written reports from the company's Chief Information Security Officer (CISO) and periodic briefings from the CISO. These presentations may address a wide range of topics, such as the results of recent vulnerability assessments and third-party independent reviews, changes to the threat environment, technological trends and other recent developments, and peer and other third-party benchmarking. The Audit and Finance Committee makes regular reports to the Board of Directors on data protection and cybersecurity matters. The company maintains an Enterprise Cybersecurity Incident Response Plan (ECIRP) which provides the framework for management's response to cyber-related incidents and escalation protocols, including, when appropriate, prompt reporting to the Board of Directors.

<u>Management</u>

At the management level, our CISO has extensive cybersecurity knowledge and skills gained from work experience at the company and with a law enforcement agency, as well as from obtaining advanced professional certifications. The CISO is responsible for the assessment and management of risks from cybersecurity threats and leads a team responsible for implementing, monitoring and maintaining cybersecurity and data protection practices across the company. The individuals who report directly to our CISO possess relevant educational and industry experience in the areas of cyber threat hunting and intelligence, digital standards, data privacy, cyber training, and cybersecurity operations center management. In addition to our internal cybersecurity capabilities, we also regularly engage consultants, or other third parties to assist with assessing, identifying, and managing cybersecurity risks. The CISO receives reports on cybersecurity threats on an ongoing basis, and in conjunction with management, regularly reviews risk management measures implemented by the company to identify, assess and mitigate data protection and cybersecurity risks. Our CISO works closely with the company's Senior Counsel, Intellectual Property and Data Protection, to oversee compliance with legal, regulatory and contractual security requirements.

Risk Management and Strategy

On an annual basis, we conduct an evaluation of our cybersecurity risks as part of the ERM program. Through the ERM program, the CISO and other internal subject matter experts review potential cybersecurity threat scenarios, such as data theft, cash theft, widespread outages and business disruptions, and the potential consequences of such scenarios. The results of the risk assessment are shared with management and the Audit and Finance Committee.

We have a continuous monitoring program to detect and respond to potential cybersecurity threats in real-time. Log data from our technical controls are collected, aggregated, and correlated in a Security Information and Event Management (SIEM) system that identifies and categorizes events, as well as analyzes them. If the SIEM system identifies a potential security event, it can direct other controls to stop the activity and also generate alerts for detection and response. These alerts are monitored by a managed security service provider that augments a dedicated internal Security Operations Center team.

In addition, we utilize a third-party risk management (TPRM) program to identify, assess, monitor, and mitigate risks associated with third-party relationships, including cybersecurity risks. The TPRM program is designed to help ensure proper controls and measures are in place to manage the potential risks and vulnerabilities associated with third parties. Our policies and procedures aid in the governance from initial due diligence, selection, and contracting to termination.

With respect to cybersecurity incident response, our ECIRP provides a standardized framework for responding to cybersecurity incidents. The ECIRP sets out a coordinated approach to investigating, containing, documenting and mitigating incidents, including reporting findings and keeping senior management and other key stakeholders informed and involved as appropriate.

Internal audit performs audits of our cybersecurity program. Each year, we conduct audits across the company's information technology and operation technology infrastructure, networks, systems, applications, and operational processes and procedures to evaluate compliance with our information security policies and standards. Process control network assurance audits are conducted on a rotating schedule that is risk-based and provides coverage across each operational business area no greater than five years. In addition to the internal audits, we also engage external cybersecurity experts and auditors to conduct assessments, penetration testing, and cybersecurity maturity assessments. Although we have experienced actual and attempted cybersecurity events and incidents on our networks and systems in the past, we do not believe that the risks from any of these events or incidents, individually or in the aggregate, have materially affected our business, operations, or financial condition, or are reasonably likely to have such an effect. For more information concerning cybersecurity risks we face, see the discussion in "Item 1A. Risk Factors" in this report.

Item 3. LEGAL PROCEEDINGS

From time to time, we may be involved in litigation and claims arising out of our operations in the normal course of business. Additionally, we have elected a $300,000 threshold to disclose certain proceedings arising under federal, state or local environmental laws when a governmental authority is a party to the proceedings. The below matters are disclosed in accordance with that requirement. We do not currently believe that the eventual outcome of any matters previously reported, but still unresolved, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Further, our U.S. refineries are implementing two separate consent decrees, regarding alleged violations of the Federal Clean Air Act, with the EPA, five states and one local air pollution agency. Some of the requirements and limitations contained in the decrees provide for stipulated penalties for violations. Stipulated penalties under the decrees are not automatic, but must be requested by one of the agency signatories. As part of periodic reports under the decrees or other reports required by permits or regulations, we occasionally report matters that could be subject to a request for stipulated penalties. If a specific request for stipulated penalties meeting the reporting threshold set forth in SEC rules is made pursuant to these decrees based on a given reported exceedance, we will separately report that matter and the amount of the proposed penalty.

We received such a request in the first quarter of 2023, and we expect to receive a final demand for, alleged stipulated penalties arising from self-reported Clean Air Act violations at our Alliance, Borger, Sweeny and Wood River refineries. The proposed penalties exceed $500,000 and would be pursued pursuant to the consent decree referenced above and a related Wood River Refinery consent decree. There have been no further developments with respect to this matter.

New Matters

The California Department of Toxic Substances Control (DTSC), served Phillips 66 Company (as successor to Tosco) and approximately 50 other potentially responsible parties with Imminent and Substantial Endangerment Determinations and Orders and Remedial Action Orders in November 2016 related to historic waste sent to certain California landfill sites that were operated by a now bankrupt party. Since that time, we have been coordinating with other potentially responsible parties to negotiate a proposed settlement with DTSC regarding funding future operations, maintenance, and financial assurance for post-closure activities at the sites. As part of the settlement process and Consent Decree in the matter, in December 2023 we agreed to pay approximately $4 million in full satisfaction of our potential liability at the Vine Hill landfill complex located in Martinez, California. The company does not expect any future financial liabilities related to the Vine Hill landfill complex to be material.

On December 1, 2023, the South Coast Air Quality Management District (SCAQMD) issued a demand for penalties that exceeds the $300,000 reporting threshold. The penalty demand proposes to resolve seven Notices of Violation (NOVs) issued between 2020 and 2022 for alleged violations of air permit and air pollution regulatory requirements at the Los Angeles Refinery. We are working with SCAQMD to negotiate and resolve these NOVs.

Matters Previously Reported (unresolved or resolved since the quarterly report on Form 10-Q for the quarterly period ended September 30, 2023)

In 2018, the Colorado Department of Public Health and Environment (CDPHE) issued a Compliance Advisory in relation to an improperly permitted facility flare and related air emissions from flare operations at one of DCP Operating Company LP's (DCP Operating LP) gas processing plants, which DCP Operating LP self-disclosed to CDPHE in December 2017. Following information exchanges and discussions with CDPHE, a resolution was proposed pursuant to which the plant's air permit would be revised, and DCP Operating LP would be assessed an administrative penalty and economic benefit payment. A revised air permit was issued in May 2019, but the parties had not yet entered into a final settlement agreement to complete the matter. Subsequently, in July 2020, CDPHE issued a NOV in relation to amine treater emissions at this plant, which DCP Operating LP self-disclosed to CDPHE in April 2020. Two additional and related NOVs were then issued in 2021 and 2023. DCP Operating LP and the CDPHE have reached a tentative agreement to resolve these matters for aggregate monetary civil penalties of approximately $4 million. As part of the settlement, DCP Operating LP will install emissions management equipment that will address the alleged violations. A final order to resolve these matters is expected to be issued during the first quarter of 2024.

See "Dakota Access, LLC (Dakota Access) and Energy Transfer Crude Oil Company, LLC (ETCO)" section of Note 8—Investments, Loans and Long-Term Receivables and Note 16—Contingencies and Commitments, in the Notes to Consolidated Financial Statements, for additional information regarding Legal Proceedings and other regulatory actions.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name	Position Held	Age*
Mark E. Lashier	President and Chief Executive Officer	62
Kevin J. Mitchell	Executive Vice President and Chief Financial Officer	57
Zhanna Golodryga	Executive Vice President, Emerging Energy and Sustainability	68
Richard G. Harbison	Executive Vice President, Refining	58
Brian M. Mandell	Executive Vice President, Marketing and Commercial	60
Timothy D. Roberts	Executive Vice President, Midstream and Chemicals	62
Vanessa L. Allen Sutherland	Executive Vice President, Government Affairs, General Counsel and Corporate Secretary	52
J. Scott Pruitt	Vice President and Controller	59

* As of February 21, 2024.

There are no family relationships among any of the executive officers named above or any member of our Board of Directors. The Board of Directors annually elects the officers to serve until a successor is elected and qualified or as otherwise provided in our By-Laws. Set forth below is information about the executive officers identified above.

Mark E. Lashier is President and Chief Executive Officer, a position he has held since July 2022. Previously, Mr. Lashier served as President and Chief Operating Officer of Phillips 66 from April 2021 to July 2022; President and Chief Executive Officer of CPChem from August 2017 to April 2021; and as Executive Vice President, Commercial of CPChem from August 2015 to August 2017.

Kevin J. Mitchell is Executive Vice President and Chief Financial Officer, a position he has held since January 2016. Previously, Mr. Mitchell served as Vice President, Investor Relations from September 2014 to January 2016.

Zhanna Golodryga is Executive Vice President, Emerging Energy and Sustainability, a position she has held since October 2022. Previously, Ms. Golodryga served as Senior Vice President, Chief Digital and Administrative Officer from April 2017 to October 2022.

Richard G. Harbison is Executive Vice President, Refining, a position he has held since June 2022. Mr. Harbison previously served as Vice President, San Francisco Refinery from March 2021 to May 2022; General Manager, San Francisco Refinery from June 2020 to February 2021; Manager, Lake Charles Manufacturing Complex from February 2016 to May 2020 and Manager of the Ferndale Refinery from August 2014 to January 2016.

Brian M. Mandell is Executive Vice President, Marketing and Commercial, a position he has held since March 2019. Mr. Mandell served as Senior Vice President, Marketing and Commercial from August 2018 to March 2019; Senior Vice President, Commercial from November 2016 to August 2018; and President, Global Marketing from March 2015 to November 2016.

Timothy D. Roberts is Executive Vice President, Midstream and Chemicals, a position he has held since August 2018. Previously, Mr. Roberts served as Executive Vice President, Marketing and Commercial from January 2017 to August 2018 and as Executive Vice President, Strategy and Business Development from April 2016 to January 2017.

Vanessa L. Allen Sutherland is Executive Vice President, Government Affairs, General Counsel and Corporate Secretary, a position she has held since January 2022. Ms. Sutherland previously served as Executive Vice President and Chief Legal Officer of Norfolk Southern Corporation from April 2020 to January 2022; Senior Vice President, Government Relations and Chief Legal Officer from August 2019 to April 2020; Senior Vice President, Law and Chief Legal Officer from April 2019 to August 2019; and Vice President, Law from June 2018 to April 2019. Prior to joining Norfolk Southern Corporation, Ms. Sutherland served as Chairperson of the U.S. Chemical Safety and Hazard Investigation Board from August 2015 to June 2018.

J. Scott Pruitt is Vice President and Controller, a position he has held since August 2021. Mr. Pruitt previously served as General Auditor from September 2020 to August 2021 and Assistant Controller from May 2012 to September 2020.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Phillips 66's common stock is traded on the New York Stock Exchange under the symbol "PSX." At January 31, 2024, the number of stockholders of record of our shares was 28,817.

Performance Graph

Cumulative Total Shareholder Return on $100 Invested on January 1, 2019



The above performance graph represents cumulative total stockholder return, which assumes reinvestment of dividends, of a $100 investment in our common stock, our self-constructed peer group for the year ended December 31, 2023 (the Peer Group) and the S&P 500 Index, for the five years ended December 31, 2023. We evaluate our peer group on an annual basis and believe the Peer Group closely aligns with our size and lines of business.

The Peer Group consists of CVR Energy, Inc.; Delek US Holdings, Inc.; Dow Inc.; HF Sinclair Corporation; LyondellBasell Industries N.V.; Marathon Petroleum Corporation; ONEOK, Inc.; PBF Energy Inc.; Targa Resources Corp.; Valero Energy Corporation; Westlake Chemical Corporation; and The Williams Companies, Inc. Additionally, HollyFrontier Corporation was included as a peer for periods prior to its acquisition by HF Sinclair Corporation in March 2022.

Issuer Purchases of Equity Securities

On October 25, 2023, our Board of Directors approved a $5 billion increase to our share repurchase authorization. Any future share repurchases will be made at the discretion of management and will depend on various factors including our share price, results of operations, financial condition and cash required for future business plans.

Period	Total Number of Shares Purchased*		Average Price Paid per Share**	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs***	Millions of Dollars Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs	
October 1-31, 2023	2,380,576	$	113.47	2,380,576	$	7,824
November 1-30, 2023	4,101,833		117.82	4,101,833		7,341
December 1-31, 2023	3,298,558		131.45	3,298,558		6,907
Total	9,780,967	$	121.36	9,780,967		

* *Includes repurchase of shares of common stock from company employees in connection with the company's broad-based employee incentive plans, when applicable.*

** *Average price paid per share includes excise taxes.*

*** *Since the inception of our share repurchase program in 2012, our Board of Directors has authorized an aggregate of $25 billion of repurchases of our outstanding common stock. Our share repurchase authorizations do not expire. Any future share repurchases will be made at the discretion of management and will depend on various factors including our share price, results of operations, financial condition and cash required for future business plans. Shares of stock repurchased are held as treasury shares.*

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis is the company's analysis of its financial performance, financial condition, and significant trends that may affect future performance. It should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

The term "earnings" as used in Management's Discussion and Analysis refers to net income attributable to Phillips 66. The terms "results," "before-tax income" or "before-tax loss" as used in Management's Discussion and Analysis refer to income (loss) before income taxes.

EXECUTIVE OVERVIEW AND BUSINESS ENVIRONMENT

Phillips 66 is uniquely positioned as a diversified and integrated downstream energy company operating with Midstream, Chemicals, Refining, and Marketing and Specialties (M&S) segments. At December 31, 2023, we had total assets of $75.5 billion.

Executive Overview

During 2023, we reported earnings of $7 billion, generated $7 billion in cash from operating activities and received proceeds from debt offerings, net of debt repayments, of $2 billion. We used available cash primarily to repurchase noncontrolling interests in DCP Midstream, LP (DCP LP) for $4.1 billion, fund capital expenditures and investments of $2.4 billion, repurchase shares of common stock for $4 billion and pay dividends on our common stock of $1.9 billion. We ended 2023 with $3.3 billion of cash and cash equivalents and approximately $6.4 billion of total committed capacity available under our credit facilities.

Strategic Priorities Update

In November 2022, we announced financial and operational targets toward achieving the company's strategic priorities and in October 2023, we announced updates to certain targets. Our strategic priorities that are intended to enhance long-term shareholder value include:

- **Deliver Shareholder Returns –** We believe shareholder value is enhanced through, among other things, a secure, competitive and growing dividend, complemented by share repurchases. We increased our target for returns to shareholders through share repurchases and dividends from July 2022 through year-end 2024 to a range of $13 billion to $15 billion from a range of $10 billion to $12 billion. In support of the increased target, our Board of Directors approved a $5 billion increase to our share repurchase authorization on October 25, 2023. We plan to return at least 50% of net cash provided by operating activities to shareholders through share repurchases and dividends. In 2023, we paid $4 billion to repurchase shares of our common stock and paid dividends on our common stock of $1.9 billion. The amount and timing of future dividend payments and the level and timing of future share repurchases is subject to the discretion of, and approval by, our Board of Directors and will depend on various factors including our share price, results of operations, financial condition and cash required for future business plans.

  We also plan to monetize certain assets that are no longer considered to be a long-term strategic fit. We expect to generate proceeds of over $3 billion from the disposition of these non-core assets, which we plan to use to further advance our strategic priorities, including returns to shareholders through share repurchases and dividends. The timing of these asset dispositions will be subject to satisfactory market conditions and any necessary regulatory approvals.

- **Improve Refining Performance –** We are focused on optimizing utilization rates and product yield at our refineries through reliable and safe operations, which will enable us to capture the value available in the market in terms of prices and margins. We plan to enhance Refining segment returns and increase our utilization rates by focusing on low-capital, higher-return projects that increase asset reliability, improve market capture and reduce costs. During 2023, our worldwide refining crude oil capacity utilization rate was 92% and our worldwide refining clean product yield was 85%, compared to 90% and 84%, respectively, in 2022.

- **Capture Value from Wellhead-to-Market** – We are focused on growing our fully integrated natural gas liquids (NGL) wellhead-to-market value chain within our Midstream segment. As part of executing this strategy, we completed two transactions that increased our economic interest in DCP LP; the first in 2022, which increased our indirect economic interest to 43.3%, and the second in 2023, which increased our aggregate direct and indirect economic interest in DCP LP to 86.8%. We have already captured operating and commercial synergies from these transactions and remain focused on capturing additional synergies as we complete our integration activities in 2024. In 2024, we have budgeted $985 million of capital expenditures and investments in our Midstream segment, of which $593 million will be focused on enhancing our integrated NGL wellhead-to-market value chain. In addition, growth capital includes $250 million related to the repayment of our 25% share of Dakota Access, LLC's (Dakota Access) debt due in 2024.

- **Execute Business Transformation** – We continue to progress our multi-year business transformation aimed at sustainably reducing our cost structure. We exceeded our savings target by achieving a run-rate cost reduction of $900 million per year and sustaining capital reduction of $300 million per year by the end of 2023. As such, we are now targeting a run-rate cost reduction of $1.1 billion per year by the end of 2024, while maintaining our sustaining capital reduction of $300 million per year in 2024.

- **Maintain Financial Strength and Flexibility** – During 2023, we successfully reduced our sustaining capital spend and used available cash and proceeds from debt offerings to increase our economic interest in DCP LP, repurchase shares of our common stock, pay dividends on our common stock, fund capital expenditures and investments and repay a portion of DCP LP's debt.

- **Drive Disciplined Growth and Returns** – A disciplined capital allocation process ensures we invest in projects that are expected to generate competitive returns. Our strategy remains focused on investing growth capital in the Midstream and Chemicals segments. We are also investing in capital-efficient renewable fuels projects to advance a lower-carbon future. In 2024, we have budgeted $2.2 billion in capital expenditures and investments, which includes $1.3 billion of growth capital.

DCP Midstream, LLC and Gray Oak Holdings LLC Merger (DCP Midstream Merger)

On August 17, 2022, we announced a realignment of our economic and governance interests in DCP LP and Gray Oak Pipeline, LLC (Gray Oak Pipeline) resulting from the merger of DCP Midstream, LLC (DCP Midstream) and Gray Oak Holdings LLC (Gray Oak Holdings). In connection with the DCP Midstream Merger, we were delegated DCP Midstream's governance rights over DCP LP and its general partner entities, referred to as DCP Midstream Class A Segment, and our indirect economic interest in DCP LP increased to 43.3%.

Starting on August 18, 2022, our financial results reflect the consolidation of DCP Midstream Class A Segment, as well as DCP Sand Hills Pipeline, LLC (DCP Sand Hills) and DCP Southern Hills Pipeline, LLC (DCP Southern Hills). Since the DCP Midstream Merger, we have taken steps to integrate the operations and personnel of DCP Midstream Class A Segment to enable the capture of commercial and operational synergies.

DCP Midstream, LP Merger (DCP LP Merger)

On June 15, 2023, we completed the acquisition of all publicly held common units of DCP LP pursuant to the terms of the Agreement and Plan of Merger, dated as of January 5, 2023 (DCP LP Merger Agreement). The DCP LP Merger Agreement was entered into with DCP LP, its subsidiaries and its general partner entities, pursuant to which one of our wholly owned subsidiaries merged with and into DCP LP, with DCP LP surviving as a Delaware limited partnership. Under the terms of the DCP LP Merger Agreement, at the effective time of the DCP LP Merger, each publicly held common unit representing a limited partner interest in DCP LP (other than the common units owned by DCP Midstream and its subsidiaries) issued and outstanding as of immediately prior to the effective time was converted into the right to receive $41.75 per common unit in cash. The DCP LP Merger increased our aggregate direct and indirect economic interest in DCP LP from 43.3% to 86.8%.

See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, in the Notes to Consolidated Financial Statements, for additional information on the DCP Midstream and DCP LP Mergers.

Business Environment

The Midstream segment includes our Transportation and NGL businesses. Our Transportation business contains fee-based operations not directly exposed to commodity price risk. Our NGL business, including DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills from August 18, 2022, forward, contains both fee-based operations and operations directly impacted by NGL and natural gas prices. During 2023, NGL and natural gas prices decreased, compared with 2022, as the result of increased production.

The Chemicals segment consists of our 50% equity investment in Chevron Phillips Chemical Company LLC (CPChem). The chemicals and plastics industry is mainly a commodity-based industry where the margins for key products are based on supply and demand, as well as cost factors. Compared with 2022, the benchmark high-density polyethylene chain margin decreased in 2023, due to lower polyethylene sales prices as a result of industry oversupply driven by recent capacity additions.

Our Refining segment results are driven by several factors, including market crack spreads, refinery throughput, feedstock costs, product yields, turnaround activity, and other operating costs. Market crack spreads are used as indicators of refining margins and measure the difference between market prices for refined petroleum products and crude oil. The composite 3:2:1 market crack spread for our business decreased to an average of $28.37 per barrel during 2023, from an average of $34.26 per barrel in 2022. The decrease in the composite market crack spread was primarily driven by lower global prices for gasoline and distillates reflecting reduced refining costs due to lower natural gas prices. While the composite market crack spread fell in 2023, from the highest levels in at least a decade during 2022, it remains well above the five-year and 10-year average levels. The price of U.S. benchmark crude oil, West Texas Intermediate (WTI) at Cushing, Oklahoma, decreased to an average of $77.69 per barrel during 2023, from an average of $94.44 per barrel in 2022. The decrease in crude oil prices was primarily driven by increased production in the United States and other countries outside of the Organization of Petroleum Exporting Countries (OPEC).

Results for our M&S segment depend largely on marketing fuel and lubricant margins and sales volumes of our refined petroleum products. While marketing fuel and lubricant margins are primarily driven by market factors, largely determined by the relationship between supply and demand, marketing fuel margins, in particular, are influenced by trends in spot prices, and where applicable, retail prices for refined petroleum products in the regions and countries where we operate.

RESULTS OF OPERATIONS

Our business segment and consolidated results reflect the consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills, in connection with the DCP Midstream Merger, from August 18, 2022, forward. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, in the Notes to Consolidated Financial Statements, for additional information regarding the DCP Midstream Merger.

Consolidated Results

A summary of income before income taxes by business segment with a reconciliation to net income attributable to Phillips 66 follows:

| | | Millions of Dollars | | |
| | | Year Ended December 31 | | |
		2023	2022	2021
Midstream	$	**2,774**	4,734	1,500
Chemicals		**600**	856	1,844
Refining		**5,266**	7,816	(2,353)
Marketing and Specialties		**2,135**	2,402	1,723
Corporate and Other		**(1,306)**	(1,169)	(974)
Income before income taxes		**9,469**	14,639	1,740
Income tax expense		**2,230**	3,248	146
Net income		**7,239**	11,391	1,594
Less: net income attributable to noncontrolling interests		**224**	367	277
Net income attributable to Phillips 66	$	**7,015**	11,024	1,317

2023 vs. 2022

Net income attributable to Phillips 66 for the year ended December 31, 2023, was $7,015 million, compared with $11,024 million for the year ended December 31, 2022. The decrease in 2023 was primarily due to the recognition of an aggregate before-tax gain of $3,013 million in 2022 in our Midstream segment in connection with the DCP Midstream Merger and a decline in realized refining margins, partially offset by a decrease in income tax expense and lower unrealized investment losses related to our investment in NOVONIX Limited (NOVONIX).

2022 vs. 2021

Net income attributable to Phillips 66 for the year ended December 31, 2022, was $11,024 million, compared with $1,317 million for the year ended December 31, 2021. The improvement was primarily due to higher realized refining margins, an aggregate before-tax gain of $3,013 million recognized in our Midstream segment in connection with the DCP Midstream Merger, lower impairments in the Refining segment, and improved international marketing fuel margins. These improvements were partially offset by an increase in income tax expense, lower equity earnings from CPChem, and an unrealized decrease in the fair value of our investment in NOVONIX.

See the "Segment Results" section for additional information on our segment results and Note 23—Income Taxes, in the Notes to Consolidated Financial Statements, for additional information on income taxes. See also Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, in the Notes to Consolidated Financial Statements, for additional information regarding the DCP Midstream Merger.

Statement of Income Analysis

2023 vs. 2022

Sales and other operating revenues and purchased crude oil and products decreased 13% and 15%, respectively, in 2023. These decreases were mainly due to lower prices for refined petroleum products, crude oil and NGL.

Equity in earnings of affiliates decreased 32% in 2023, resulting from lower equity earnings from DCP Midstream, DCP Sand Hills, DCP Southern Hills and Gray Oak Pipeline due to the DCP Midstream Merger in August 2022, as well as decreased equity earnings from WRB Refining LP (WRB) and CPChem primarily due to lower margins, partially offset by lower operating costs. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, in the Notes to Consolidated Financial Statements, and the Chemicals segment analysis in the "Segment Results" section for additional information.

Net gain on dispositions increased $108 million in 2023, primarily due to a before-tax gain recognized in the Midstream segment in the third quarter of 2023 associated with the sale of our 25% ownership interest in the South Texas Gateway Terminal.

Other income decreased $2,378 million in 2023, primarily due to an aggregate before-tax gain of $3,013 million recognized in our Midstream segment in connection with the DCP Midstream Merger in August 2022. The decrease was partially offset by lower unrealized investment losses on our investment in NOVONIX in 2023 compared to 2022, and higher interest income. See Note 4—Business Combinations, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information on the aggregate before-tax gain. See Note 8—Investments, Loans and Long-Term Receivables, in the Notes to Consolidated Financial Statements, for additional information regarding our investment in NOVONIX.

Selling, general and administrative expenses increased 16% in 2023, mainly driven by the consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills starting in August 2022 and higher costs associated with our business transformation. These increases were partially offset by lower selling expenses due to decreased refined petroleum product prices. See Note 31—Restructuring, in the Notes to Consolidated Financial Statements, for additional information regarding restructuring costs.

Depreciation and amortization increased 21% in 2023, primarily due to additional depreciation and amortization related to assets acquired as a result of consolidating DCP Midstream Class A Segment, DCP Southern Hills and DCP Sand Hills starting in August 2022.

Taxes other than income taxes increased 33% in 2023, primarily due to consolidating DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills starting in August 2022 and an increase in environmental taxes.

Interest and debt expense increased 45% in 2023, primarily driven by higher interest expense as a result of consolidating DCP Midstream Class A Segment, new debt issuances in 2023 related to the DCP LP Merger, and a $53 million before-tax loss on the early redemption of DCP LP's 5.850% junior subordinated notes.

Income tax expense decreased 31% in 2023, primarily due to lower income before income taxes. See Note 23—Income Taxes, in the Notes to Consolidated Financial Statements, for more information regarding our income taxes.

Net income attributable to noncontrolling interests decreased 39% in 2023. The decrease reflects the impacts of the DCP LP Merger in June 2023, and the consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills and the derecognition of a noncontrolling interest related to Gray Oak Holdings as a result of the DCP Midstream Merger in August 2022. The decrease also reflects the impact of the merger between us and Phillips 66 Partners in March 2022. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, and Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information on the DCP Midstream Merger and the Phillips 66 Partners merger, respectively.

Sales and other operating revenues and purchased crude oil and products increased 52% and 47%, respectively, in 2022. These increases were mainly due to higher prices for refined petroleum products, crude oil and NGL.

Other income increased $2,283 million in 2022, primarily due to an aggregate before-tax gain of $3,013 million recognized in our Midstream segment in connection with the DCP Midstream Merger. The impact of this gain was partially offset by an unrealized investment loss on our investment in NOVONIX, compared with an unrealized gain in 2021. See Note 4—Business Combinations, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information on the aggregate before-tax gain. See Note 8—Investments, Loans and Long-Term Receivables, in the Notes to Consolidated Financial Statements, for additional information regarding our investment in NOVONIX.

Operating expenses increased 19% in 2022, mainly attributable to higher utility costs driven by increased natural gas and power prices and higher turnaround and other maintenance expenses.

Selling, general and administrative expenses increased 24% in 2022, primarily driven by higher employee-related expenses, restructuring costs related to our business transformation and increased selling expenses driven by rising refined petroleum product prices.

Impairments decreased 96% in 2022, primarily due to a before-tax impairment of $1,298 million recorded in the third quarter of 2021 associated with our Alliance Refinery. See Note 11—Impairments, in the Notes to Consolidated Financial Statements, for additional information.

Taxes other than income taxes increased 29% in 2022, primarily due to tax credits received from renewable diesel blending activity at our San Francisco Refinery in the third quarter of 2021, as well as higher property and other taxes.

Income tax expense increased $3,102 million in 2022 primarily due to improved results. See Note 23—Income Taxes, in the Notes to Consolidated Financial Statements, for more information regarding our income taxes.

Net income attributable to noncontrolling interests increased 32% in 2022. The increase was primarily driven by the consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills as part of the DCP Midstream Merger in August 2022, which resulted in us reflecting the additional noncontrolling interests owned by the public common and preferred unitholders of DCP LP, as well as Enbridge's noncontrolling interest in DCP Midstream Class A Segment, on our consolidated statement of income. The increase was partially offset by a decrease due to the merger between us and Phillips 66 Partners in March 2022 that resulted in Phillips 66 Partners becoming a wholly owned subsidiary of Phillips 66. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, and Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information on the DCP Midstream Merger and the Phillips 66 Partners merger, respectively.

Segment Results

Midstream

		Year Ended December 31		
		2023	2022	2021
		Millions of Dollars		
Income (Loss) Before Income Taxes				
Transportation	$	**1,310**	1,176	678
NGL and Other		**1,503**	4,000	452
NOVONIX		**(39)**	(442)	370
Total Midstream	$	**2,774**	4,734	1,500

		Thousands of Barrels Daily		
Transportation Volumes				
Pipelines*		**3,069**	3,089	3,271
Terminals		**3,246**	2,981	2,790
Operating Statistics				
NGL fractionated**		**711**	529	410
NGL production***		**437**	423	394
Wellhead Volume (Bcf/D)***		**4.6**	4.4	4.2

 * *Pipelines represent the sum of volumes transported through each separately tariffed consolidated pipeline segment, excluding NGL pipelines.*
 ** *Includes 100% of DCP Midstream Class A Segment's volumes from August 18, 2022, forward.*
*** *Includes 100% of DCP Midstream Class A Segment's volumes.*

		Dollars Per Gallon		
Market Indicator				
Weighted-Average NGL Price*	$	**0.67**	1.00	0.83

* *Based on index prices from the Mont Belvieu market hub, which are weighted by NGL component mix.*

The Midstream segment provides crude oil and refined petroleum product transportation, terminaling and processing services; NGL production, transportation, storage, fractionation, processing and marketing services; natural gas gathering, compressing, treating, processing, storage, transportation and marketing services; and condensate recovery. These activities are mainly in the United States. This segment also includes our investment in NOVONIX.

In connection with the DCP Midstream Merger, the results of our Transportation business reflect a decrease in our indirect economic interest in Gray Oak Pipeline to 6.5% from August 18, 2022, forward. Prior to August 18, 2022, the Transportation results presented in the table above reflect Gray Oak Holdings' 65% economic interest in Gray Oak Pipeline. In addition, the results of our NGL and Other business include the consolidated results of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills from August 18, 2022, forward. Prior to August 18, 2022, our investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills were accounted for using the equity method and equity earnings from these investments are included in the results of our NGL and Other business.

In the Notes to Consolidated Financial Statements, see Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, for additional information regarding the DCP Midstream Merger.

2023 vs. 2022

Results from our Midstream segment decreased $1,960 million in 2023, compared with 2022.

Results from our Transportation business increased $134 million in 2023, compared with 2022. The increase in 2023 was primarily due to higher volumes and tariffs, as well as decreased operating costs, partially offset by lower before-tax gains on sales and transfers of interests in equity affiliates. In August 2023, we recognized a $101 million before-tax gain on the sale of our 25% ownership interest in the South Texas Gateway Terminal, while in August 2022, we recognized a before-tax gain of $182 million related to the transfer of an indirect economic interest in Gray Oak Pipeline as part of the DCP Midstream Merger.

Results from our NGL and Other business decreased $2,497 million in 2023, compared with 2022. The decrease was primarily due to an aggregate before-tax gain of $2,831 million recognized in the third quarter of 2022 from remeasuring our previously held equity investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills to their fair values in connection with the DCP Midstream Merger. The decrease was partially offset by the consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills from August 18, 2022, forward, as well as increased fractionation volumes at the Sweeny Hub reflecting the startup of Frac 4 in October 2022.

The fair value of our investment in NOVONIX declined by $39 million in 2023, compared with a decline of $442 million in 2022.

In the Notes to Consolidated Financial Statements, see Note 8—Investments, Loans and Long-Term Receivables, for additional information on our investment in NOVONIX and the before-tax gain on the sale of our 25% ownership interest in the South Texas Gateway Terminal in August 2023. See also Note 4—Business Combinations, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information regarding the before-tax gains recorded in connection with the DCP Midstream Merger.

See the "Executive Overview and Business Environment" section for information on market factors impacting 2023 results.

2022 vs. 2021

Midstream's results increased $3,234 million in 2022, compared with 2021.

Results from our Transportation business increased $498 million in 2022, compared with 2021. The increase was primarily due to a before-tax impairment of $198 million recorded in the first quarter of 2021 related to Phillips 66 Partners' decision to exit the Liberty Pipeline project, a before-tax gain of $182 million from the transfer of a 35.75% indirect economic interest in Gray Oak Pipeline to our co-venturer as part of the DCP Midstream Merger, and lower depreciation and amortization expense from logistic assets that were retired in the fourth quarter of 2021 as part of the planned conversion of the Alliance Refinery to a terminal.

Results from our NGL and Other business increased $3,548 million in 2022, compared with 2021. The increase was primarily due to before-tax gains totaling $2,831 million recognized from remeasuring our previously held equity investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills to their fair values in connection with the DCP Midstream Merger. Additionally, the increased results reflect the consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills from August 18, 2022, forward, as well as improved Sweeny Hub results.

In 2022, the fair value of our investment in NOVONIX decreased by $442 million compared with an increase of $370 million in 2021. We acquired this investment in September 2021.

See Note 11—Impairments, and Note 8—Investments, Loans and Long-Term Receivables, in the Notes to Consolidated Financial Statements, for additional information on impairments and our investment in NOVONIX, respectively. See Note 4—Business Combinations, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information regarding the before-tax gains recorded in connection with the DCP Midstream Merger.

Chemicals

	Year Ended December 31		
	2023	2022	2021
	Millions of Dollars		
Income Before Income Taxes	$ **600**	856	1,844
	Millions of Pounds		
CPChem Externally Marketed Sales Volumes*	**23,798**	23,749	24,067

* Represents 100% of CPChem's outside sales of produced petrochemical products, as well as commission sales from equity affiliates.

Olefins and Polyolefins Capacity Utilization (percent)	**96 %**	91	95

The Chemicals segment consists of our 50% interest in CPChem, which we account for under the equity method. CPChem uses NGL and other feedstocks to produce petrochemicals. These products are then marketed and sold or used as feedstocks to produce plastics and other chemicals. CPChem produces and markets ethylene and other olefin products. Ethylene produced is primarily consumed within CPChem for the production of polyethylene, normal alpha olefins and polyethylene pipe. CPChem manufactures and markets aromatics and styrenics products, such as benzene, cyclohexane, styrene and polystyrene, as well as manufactures and/or markets a variety of specialty chemical products. Unless otherwise noted, amounts referenced below reflect our net 50% interest in CPChem.

2023 vs. 2022

Results from the Chemicals segment decreased $256 million in 2023, compared with 2022. The decrease was primarily due to lower margins driven by decreased sales prices, partially offset by lower utility costs due to a decline in natural gas prices.

See the "Executive Overview and Business Environment" section for information on market factors impacting CPChem's 2023 results.

2022 vs. 2021

Results from the Chemicals segment decreased $988 million in 2022, compared with 2021. The decrease was primarily due to lower margins driven by decreased sales prices, higher feedstock and utility costs, as well as decreased results from CPChem's equity affiliates.

Refining

		Year Ended December 31		
		2023	2022	2021
		Millions of Dollars		
Income (Loss) Before Income Taxes				
Atlantic Basin/Europe	$	**910**	2,402	1
Gulf Coast		**1,640**	2,091	(1,759)
Central Corridor		**2,210**	2,415	72
West Coast		**506**	908	(667)
Worldwide	$	**5,266**	7,816	(2,353)

		Dollars Per Barrel		
Income (Loss) Before Income Taxes				
Atlantic Basin/Europe	$	**4.99**	12.05	0.01
Gulf Coast		**7.95**	10.29	(7.30)
Central Corridor		**21.50**	24.64	0.75
West Coast		**4.20**	7.86	(5.90)
Worldwide		**8.61**	12.69	(3.69)
Realized Refining Margins*				
Atlantic Basin/Europe	$	**13.30**	20.30	7.48
Gulf Coast		**15.17**	18.25	5.65
Central Corridor		**22.67**	24.96	9.65
West Coast		**19.07**	24.31	7.70
Worldwide		**17.32**	21.55	7.42

* See the "Non-GAAP Reconciliations" section for a reconciliation of this non-GAAP measure to the most directly comparable measure under generally accepted accounting principles in the United States (GAAP), income (loss) before income taxes per barrel.

	Thousands of Barrels Daily		
	Year Ended December 31		
	2023	2022	2021
Operating Statistics			
Refining operations*			
Atlantic Basin/Europe			
Crude oil capacity	**537**	537	537
Crude oil processed	**479**	524	479
Capacity utilization (percent)	**89 %**	98	89
Refinery production	**502**	549	522
Gulf Coast**			
Crude oil capacity	**529**	529	720
Crude oil processed	**511**	488	592
Capacity utilization (percent)	**97 %**	92	82
Refinery production	**574**	565	662
Central Corridor			
Crude oil capacity	**531**	531	531
Crude oil processed	**477**	469	461
Capacity utilization (percent)	**90 %**	88	87
Refinery production	**497**	487	476
West Coast***			
Crude oil capacity	**313**	364	364
Crude oil processed	**299**	290	284
Capacity utilization (percent)	**95 %**	80	78
Refinery production	**329**	315	308
Worldwide			
Crude oil capacity	**1,910**	1,961	2,152
Crude oil processed	**1,766**	1,771	1,816
Capacity utilization (percent)	**92 %**	90	84
Refinery production	**1,902**	1,916	1,968

*   *Includes our share of equity affiliates.*

** *Excludes operating statistics of the Alliance Refinery beginning on October 1, 2021.*

*** *Reflects reduced capacity of our San Francisco refinery from the shutdown of the Santa Maria facility in February 2023 and the shutdown of one of the Rodeo facility's crude units in October 2023 in connection with converting this refinery into a renewable fuels facility.*

Our Refining segment refines crude oil and other feedstocks into petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels. This segment includes 12 refineries in the United States and Europe. In the fourth quarter of 2021, we shut down our Alliance Refinery and converted it into a terminal.

2023 vs. 2022

Results from the Refining segment decreased $2,550 million in 2023, compared with 2022. The decrease was primarily due to lower realized margins, partially offset by lower utility costs. The decrease in realized margins was primarily driven by a decline in market crack spreads, partially offset by increased feedstock advantage and improved crude optimization benefits.

Our worldwide refining crude oil capacity utilization rate was 92% and 90% in 2023 and 2022, respectively. See the "Executive Overview and Business Environment" section for information on industry crack spreads and other market factors impacting this year's results.

2022 vs. 2021

Results from the Refining segment increased $10,169 million in 2022, compared with 2021. The improved results were primarily due to higher realized refining margins driven by improved market crack spreads, partially offset by higher operating costs. In addition, 2021 included a before-tax impairment of $1,288 million associated with our Alliance Refinery. See Note 11—Impairments, in the Notes to Consolidated Financial Statements, for additional information regarding this impairment.

Our worldwide refining crude oil capacity utilization rate was 90% and 84% in 2022 and 2021, respectively. The increase in 2022 was primarily driven by improved demand for refined petroleum products due to supply constraints caused by the conflict between Russia and Ukraine and easing of restrictions from the COVID-19 pandemic.

Marketing and Specialties

		Year Ended December 31		
		2023	2022	2021
		Millions of Dollars		
Income Before Income Taxes	$	**2,135**	2,402	1,723
		Dollars Per Barrel		
Income Before Income Taxes				
U.S.	$	**1.97**	1.95	1.74
International		**4.87**	7.44	4.13
Realized Marketing Fuel Margins*				
U.S.	$	**2.45**	2.34	2.19
International		**6.00**	8.29	5.96

* *See the "Non-GAAP Reconciliations" section for a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure, income before income taxes per barrel.*

		Dollars Per Gallon		
U.S. Average Wholesale Prices*				
Gasoline	$	**2.93**	3.30	2.46
Distillates		**3.23**	3.86	2.36

* *On third-party branded refined petroleum product sales, excluding excise taxes.*

	Thousands of Barrels Daily		
Marketing Refined Petroleum Product Sales			
Gasoline	**1,218**	1,167	1,154
Distillates	**957**	962	959
Other	**18**	18	17
	2,193	2,147	2,130

The M&S segment purchases for resale and markets refined petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels, mainly in the United States and Europe. In addition, this segment includes the manufacturing and marketing of base oils and lubricants.

2023 vs. 2022

Before-tax income from the M&S segment decreased $267 million in 2023, compared with 2022. The decrease in 2023 was primarily driven by lower international realized marketing fuel margins and decreased equity earnings from affiliates, partially offset by higher U.S. realized marketing fuel margins.

See the "Executive Overview and Business Environment" section for information on marketing fuel margins and other market factors impacting 2023 results.

2022 vs. 2021

Before-tax income from the M&S segment increased $679 million in 2022, compared with 2021. The increase in 2022 was primarily driven by improved realized international marketing fuel margins and higher results from our specialty lubricants and other businesses.

Corporate and Other

		Millions of Dollars		
		Year Ended December 31		
		2023	2022	2021
Loss Before Income Taxes				
Net interest expense	$	**(628)**	(537)	(583)
Corporate overhead and other		**(678)**	(632)	(391)
Total Corporate and Other	$	**(1,306)**	(1,169)	(974)

Net interest expense consists of interest and financing expense, net of interest income and capitalized interest. Corporate overhead and other includes general and administrative expenses, technology costs, environmental costs associated with sites no longer in operation, restructuring costs related to our business transformation, foreign currency transaction gains and losses, and other costs not directly associated with an operating segment.

2023 vs. 2022

Net interest expense increased $91 million in 2023, compared with 2022, primarily driven by higher interest expense as a result of consolidating DCP Midstream Class A Segment, new debt issuances in 2023 related to the DCP LP Merger and a $53 million before-tax loss on the early redemption of DCP LP's 5.850% junior subordinated notes. The increase in interest expense in 2023 was partially offset by increased interest income. See Note 14—Debt, in the Notes to Consolidated Financial Statements, for additional information regarding debt.

Corporate overhead and other increased $46 million in 2023, compared with 2022, primarily due to higher costs related to our business transformation. See Note 31—Restructuring, in the Notes to Consolidated Financial Statements, for additional information regarding restructuring costs.

2022 vs. 2021

Net interest expense decreased $46 million in 2022, compared with 2021, primarily driven by increased interest income, partially offset by increased interest expense as a result of consolidating DCP Midstream Class A Segment from August 18, 2022, forward. See Note 14—Debt, in the Notes to Consolidated Financial Statements, for additional information regarding debt.

Corporate overhead and other increased $241 million in 2022, compared with 2021. The increase was primarily due to restructuring costs associated with our business transformation for consulting fees, severance and an impairment related to assets held for sale, as well as higher employee related expenses. See Note 28—Segment Disclosures and Related Information, and Note 31—Restructuring, in the Notes to Consolidated Financial Statements, for additional information regarding restructuring costs.

CAPITAL RESOURCES AND LIQUIDITY

Financial Indicators

		Millions of Dollars, Except as Indicated		
		2023	2022	2021
Cash and cash equivalents	$	**3,323**	6,133	3,147
Net cash provided by operating activities		**7,029**	10,813	6,017
Short-term debt		**1,482**	529	1,489
Total debt		**19,359**	17,190	14,448
Total equity		**31,650**	34,106	21,637
Percent of total debt to capital*		**38 %**	34	40
Percent of floating-rate debt to total debt		**10 %**	—	3

Capital includes total debt and total equity.

To meet our short- and long-term liquidity requirements, we use a variety of funding sources but rely primarily on cash generated from operating activities and debt financing. During 2023, we generated $7 billion in cash from operations and received proceeds from debt offerings, net of debt repayments, of $2 billion. We used available cash primarily to repurchase noncontrolling interests in DCP LP for $4.1 billion, repurchase shares of our common stock for $4 billion, fund capital expenditures and investments of $2.4 billion, and pay dividends on our common stock of $1.9 billion. During 2023, cash and cash equivalents decreased $2.8 billion to $3.3 billion.

Significant Sources of Capital

Operating Activities
During 2023, cash generated by operating activities was $7 billion, a $3.8 billion decrease compared with 2022. The decrease was primarily due to lower realized refining margins, working capital impacts, reduced operating distributions from equity affiliates, completion of long-term crude oil exchanges and higher contributions to our pension plans.

During 2022, cash generated by operating activities was $10.8 billion, a $4.8 billion increase compared with 2021. The increase was primarily due to higher earnings resulting from improved realized refining margins, partially offset by working capital impacts and lower operating distributions from equity affiliates.

Our short- and long-term operating cash flows are highly dependent upon refining and marketing margins, NGL prices and chemicals margins. Prices and margins in our industry are typically volatile, and are driven by market conditions over which we have little or no control. Absent other mitigating factors, as these prices and margins fluctuate, we would expect a corresponding change in our operating cash flows.

The level and quality of output from our refineries also impacts our cash flows. Factors such as operating efficiency, maintenance turnarounds, market conditions, feedstock availability, and weather conditions can affect output. We actively manage the operations of our refineries, and any variability in their operations typically has not been as significant to cash flows as that caused by margins and prices. Our worldwide refining crude oil capacity utilization was 92%, 90% and 84% in 2023, 2022 and 2021, respectively. Our worldwide refining clean product yield was 85%, 84% and 83% in 2023, 2022 and 2021, respectively.

Equity Affiliate Operating Distributions
Our operating cash flows are also impacted by distribution decisions made by our equity affiliates, including CPChem. Over the three years ended December 31, 2023, our operating cash flows included aggregate distributions from our equity affiliates of $5.6 billion, including $2.2 billion from CPChem. We cannot control the amount of future dividends from equity affiliates; therefore, future dividend payments by these equity affiliates are not assured.

Tax Refunds
We received a U.S. federal income tax refund of $1.1 billion in the second quarter of 2021.

Asset Dispositions
On August 1, 2023, we sold our 25% ownership interest in the South Texas Gateway Terminal for approximately $275 million.

On February 28, 2023, we closed on the sale of the Belle Chasse Terminal for approximately $76 million.

Debt Issuances
On March 29, 2023, Phillips 66 Company, a wholly owned subsidiary of Phillips 66, issued $1.25 billion aggregate principal amount of senior unsecured notes consisting of:

- $750 million aggregate principal amount of 4.950% Senior Notes due December 2027 (2027 Notes).
- $500 million aggregate principal amount of 5.300% Senior Notes due June 2033 (2033 Notes).

The 2027 Notes and 2033 Notes (collectively, the Notes) are fully and unconditionally guaranteed by Phillips 66. Interest on the 2027 Notes is payable semi-annually on June 1 and December 1 of each year and commenced on December 1, 2023. Interest on the 2033 Notes is payable semi-annually on June 30 and December 30 of each year and commenced on December 30, 2023.

Term Loan Agreement
On March 27, 2023, Phillips 66 Company, a wholly owned subsidiary of Phillips 66, entered into a $1.5 billion delayed draw term loan agreement guaranteed by Phillips 66 (the Term Loan Agreement). The Term Loan Agreement provides for a single borrowing during a 90-day period commencing on the closing date, which borrowing was contingent upon the completion of the DCP LP Merger. The Term Loan Agreement contains customary covenants similar to those contained in our revolving credit agreement, including a maximum consolidated net debt-to-capitalization ratio of 65% as of the last day of each fiscal quarter. The Term Loan Agreement has customary events of default, such as nonpayment of principal when due; nonpayment of interest, fees or other amounts after grace periods; and violation of covenants. We may at any time prepay outstanding borrowings under the Term Loan Agreement, in whole or in part, without premium or penalty. Outstanding borrowings under the Term Loan Agreement bear interest at either: (a) the adjusted term Secured Overnight Financing Rate (SOFR) in effect from time to time plus the applicable margin; or (b) the reference rate plus the applicable margin, as defined in the Term Loan Agreement. At December 31, 2023, $1.25 billion was borrowed under the Term Loan Agreement, which matures in June 2026. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, in the Notes to Consolidated Financial Statements, for additional information regarding the DCP LP Merger.

Related Party Advance Term Loan Agreements
Borrowings under related party Advance Term Loan agreements with WRB increased from $25 million at December 31, 2022, to $290 million at December 31, 2023. Borrowings under these agreements are due in 2035 and 2038 and bear interest at a floating rate based on the adjusted term SOFR plus an applicable margin, payable on the last day of each month.

Credit Facilities and Commercial Paper

Phillips 66 and Phillips 66 Company

On June 23, 2022, we entered into a $5 billion revolving credit facility (the Facility) with Phillips 66 Company as the borrower and Phillips 66 as the guarantor and a scheduled maturity date of June 22, 2027. The Facility replaced our previous $5 billion revolving credit facility with Phillips 66 as the borrower and Phillips 66 Company as the guarantor. The Facility contains usual and customary covenants that are similar to the previous revolving credit facility, including a maximum consolidated net debt-to-capitalization ratio of 65% as of the last day of each fiscal quarter. We have the option to increase the overall capacity to $6 billion, subject to certain conditions. We also have the option to extend the scheduled maturity of the Facility for up to two additional one-year terms, subject to, among other things, the consent of the lenders holding the majority of the commitments and of each lender extending its commitment. Outstanding borrowings under the Facility bear interest at either (a) the adjusted term SOFR (as described in the Facility) in effect from time to time plus the applicable margin; or (b) the reference rate (as described in the Facility) plus the applicable margin. The Facility also provides for customary fees, including commitment fees. The pricing levels for the commitment fees and interest-rate margins are determined based on the ratings in effect for our senior unsecured long-term debt from time to time. We may at any time prepay outstanding borrowings, in whole or in part, without premium or penalty. At December 31, 2023 and 2022, no amount had been drawn under the Facility.

Phillips 66 also has a $5 billion uncommitted commercial paper program for short-term working capital needs that is supported by the Facility. Commercial paper maturities are contractually limited to 365 days. At December 31, 2023 and 2022, no borrowings were outstanding under the program.

Phillips 66 Partners

In connection with entering into the Facility, we terminated Phillips 66 Partners' $750 million revolving credit facility.

DCP Midstream Class A Segment

DCP LP has a credit facility under its amended credit agreement (the Credit Agreement), with a borrowing capacity of up to $1.4 billion that matures on March 18, 2027. The Credit Agreement grants DCP LP the option to increase the revolving loan commitment by an aggregate principal amount of up to $500 million and to extend the term for up to two additional one-year periods, subject to requisite lender approval. Indebtedness under the Credit Agreement bears interest at either: (a) an adjusted SOFR (as described in the Credit Agreement) plus the applicable margin; or (b) the base rate (as described in the Credit Agreement) plus the applicable margin. The Credit Agreement also provides for customary fees, including commitment fees. The cost of borrowing under the Credit Agreement is determined by a ratings-based pricing grid based on DCP LP's credit rating. At December 31, 2023, DCP LP had $25 million in borrowings outstanding under the Credit Agreement. At December 31, 2022, DCP LP had no borrowings outstanding under the Credit Agreement. At December 31, 2023, and December 31, 2022, respectively, $2 million and $10 million in letters of credit had been issued that are supported by the Credit Agreement.

DCP LP has an accounts receivable securitization facility (the Securitization Facility) that provides for up to $350 million of borrowing capacity through August 2024 at an adjusted SOFR and includes an uncommitted option to increase the total commitments under the Securitization Facility by up to an additional $400 million. Under the Securitization Facility, certain of DCP LP's wholly owned subsidiaries sell or contribute receivables to another of DCP LP's consolidated subsidiaries, DCP Receivables LLC, a bankruptcy-remote special purpose entity created for the sole purpose of the Securitization Facility. At December 31, 2023, and December 31, 2022, respectively, $350 million and $40 million of borrowings were outstanding under the Securitization Facility, which are secured by accounts receivable at DCP Receivables LLC.

Total Committed Capacity Available

At December 31, 2023, and 2022, we had approximately $6.4 billion and $6.7 billion, respectively, of total committed capacity available under the credit facilities described above.

Other Debt Issuances and Financings

Senior Unsecured Notes

In November 2021, Phillips 66 closed its public offering of $1 billion aggregate principal amount of 3.300% senior unsecured notes due 2052. Interest on the Senior Notes due 2052 is payable semiannually on March 15 and September 15 of each year, commencing on March 15, 2022. Proceeds received from the public offering were $982 million, net of underwriters' discounts and commissions, as well as debt issuance costs. In December 2021, Phillips 66 used the proceeds from this offering, together with cash on hand, to repay $1 billion in aggregate principal amount of its $2 billion 4.300% Senior Notes due April 2022.

Phillips 66 Partners Term Loan

In April 2021, Phillips 66 Partners entered into a $450 million term loan agreement with a one-year term and borrowed the full amount. The term loan agreement was repaid upon maturity in April 2022 without premium or penalty.

Phillips 66 Availability of Debt Financing
We have an A3 credit rating, with a stable outlook, from Moody's Investors Service and a BBB+ credit rating, with a stable outlook, from Standard & Poor's. These investment grade ratings have served to lower our borrowing costs and facilitate access to a variety of lenders. We do not have any ratings triggers on any of our corporate debt that would cause an automatic default, and thereby impact our access to liquidity, in the event of a rating downgrade by one or both rating agencies. Failure to maintain investment grade ratings could prohibit us from accessing the commercial paper market, although we would expect to be able to access funds under our liquidity facilities mentioned above.

DCP LP Availability of Debt Financing
DCP LP has a BBB+ credit rating, with a stable outlook, from Standard and Poor's and a Baa3 credit rating, with a positive outlook, from Moody's Investors Service. These ratings facilitate DCP LP's access to a variety of lenders. DCP LP does not have any ratings triggers on any of its corporate debt that would cause an automatic default, and thereby impact access to liquidity, in the event of a rating downgrade by one or more rating agencies.

Off-Balance Sheet Arrangements

Lease Residual Value Guarantees
Under the operating lease agreement for our headquarters facility in Houston, Texas, we have the option, at the end of the lease term in September 2025, to request to renew the lease, purchase the facility or assist the lessor in marketing it for resale. We have a residual value guarantee associated with the operating lease agreement with a maximum potential future exposure of $514 million at December 31, 2023. We also have residual value guarantees associated with railcar, airplane and truck leases with maximum potential future exposures totaling $168 million. These leases have remaining terms of one to ten years.

Dakota Access and Energy Transfer Crude Oil Company, LLC (ETCO)
In 2020, the trial court presiding over litigation brought by the Standing Rock Sioux Tribe (the Tribe) ordered the U.S. Army Corps of Engineers (USACE) to prepare an Environmental Impact Statement (EIS) addressing an easement under Lake Oahe in North Dakota. The trial court later vacated the easement. Although the easement is vacated, the USACE has no plans to stop pipeline operations while it proceeds with the EIS, and the Tribe's request for a shutdown was denied in May 2021. In June 2021, the trial court dismissed the litigation entirely. Once the EIS is completed, new litigation or challenges may be filed.

In February 2022, the U.S. Supreme Court (the Court) denied Dakota Access' writ of certiorari requesting the Court to review the trial court's decision to order the EIS and vacate the easement. Therefore, the requirement to prepare the EIS stood. Also in February 2022, the Tribe withdrew as a cooperating agency, causing the USACE to halt the EIS process while the USACE engaged with the Tribe on their reasons for withdrawing.

The draft EIS process resumed in August 2022, and in September 2023 the USACE published its draft EIS for public comment. The USACE identified five potential outcomes, but did not indicate which one it preferred. The options comprise two "no action" alternatives where the USACE would deny an easement to Dakota Access and require it to shut down the pipeline and either remove the pipe from under Lake Oahe or allow the pipeline to be abandoned-in-place under the lake. The USACE also identified three "action" alternatives. Two of them contemplate that the USACE would reissue the easement to Dakota Access under essentially the same terms as 2017 with either the same or a larger volume of oil allowed through the pipeline while the third alternative would require decommissioning the current pipeline and construction of a new line 39 miles upstream from the current location. The USACE has not indicated when it will issue its final decision.

Dakota Access and ETCO have guaranteed repayment of senior unsecured notes issued by a wholly owned subsidiary of Dakota Access in March 2019. On April 1, 2022, Dakota Access' wholly owned subsidiary repaid $650 million aggregate principal amount of its outstanding senior notes upon maturity. We funded our 25% share, or $163 million, with a capital contribution of $89 million in March 2022 and $74 million of distributions we elected not to receive from Dakota Access in the first quarter of 2022. At December 31, 2023, the aggregate principal amount outstanding of Dakota Access' senior unsecured notes was $1.85 billion.

In conjunction with the notes offering, Phillips 66 Partners, now a wholly owned subsidiary of Phillips 66, and its co-venturers in Dakota Access also provided a Contingent Equity Contribution Undertaking (CECU). Under the CECU, the co-venturers may be severally required to make proportionate equity contributions to Dakota Access if there is an unfavorable final judgment in the above-mentioned ongoing litigation. At December 31, 2023, our 25% share of the maximum potential equity contributions under the CECU was approximately $467 million.

If the pipeline is required to cease operations, it may have a material adverse effect on our results of operations and cash flows. Should operations cease and Dakota Access and ETCO not have sufficient funds to pay its expenses, we also could be required to support our 25% share of the ongoing expenses, including scheduled interest payments on the notes of approximately $20 million annually, in addition to the potential obligations under the CECU at December 31, 2023.

See Note 15—Guarantees, in the Notes to Consolidated Financial Statements, for additional information regarding guarantees.

Capital Requirements

Capital Expenditures and Investments
For information about our capital expenditures and investments, see the "Capital Spending" section below.

Debt Financing
Our debt balance at December 31, 2023, was $19.4 billion and our total debt-to-capital ratio was 38%. See Note 14—Debt, in the Notes to Consolidated Financial Statements, for our annual debt maturities over the next five years and more information on debt repayments.

2023 Repayments
On May 19, 2023, DCP LP redeemed its 5.850% junior subordinated notes due May 2043 with an aggregate principal amount outstanding of $550 million.

On March 15, 2023, DCP LP repaid its 3.875% senior unsecured notes due March 2023 with an aggregate principal amount of $500 million.

2022 Repayments
In December 2022, Phillips 66 repaid its 3.700% senior notes due April 2023 with an aggregate principal amount of $500 million.

After our consolidation of DCP Midstream Class A Segment on August 17, 2022, DCP LP repaid $470 million of borrowings under its accounts receivable securitization and revolving credit facilities that were outstanding on the acquisition date.

In April 2022, upon maturity, Phillips 66 repaid its 4.300% senior notes with an aggregate principal amount of $1 billion and Phillips 66 Partners repaid its $450 million term loan.

Subsequent Repayment
On February 15, 2024, upon maturity, Phillips 66 repaid its 0.900% senior notes due February 2024 with an aggregate principal amount of $800 million.

Debt Exchange
On May 5, 2022, Phillips 66 Company, a wholly owned subsidiary of Phillips 66, completed offers to exchange (the Exchange Offers) all validly tendered notes of seven different series of notes issued by Phillips 66 Partners (collectively, the Old Notes), with an aggregate principal amount of approximately $3.5 billion, for notes issued by Phillips 66 Company (collectively, the New Notes). The New Notes are fully and unconditionally guaranteed by Phillips 66 and rank equally with Phillips 66 Company's other unsecured and unsubordinated indebtedness, and the guarantees rank equally with Phillips 66's other unsecured and unsubordinated indebtedness.

Old Notes with an aggregate principal amount of approximately $3.2 billion were tendered in the Exchange Offers. The New Notes have the same interest rates, interest payment dates and maturity dates as the Old Notes. Holders that validly tendered before the end of the early participation period on April 19, 2022 (the Early Participation Date), received New Notes with an aggregate principal amount equivalent to the Old Notes, while holders that validly tendered after the Early Participation Date, but before the Expiration Date, received New Notes with an aggregate principal amount 3% less than the Old Notes. Substantially all of the Old Notes exchanged were tendered during the Early Participation Period.

DCP Midstream Merger
On August 17, 2022, we and our co-venturer, Enbridge, agreed to merge DCP Midstream and Gray Oak Holdings with DCP Midstream as the surviving entity. As part of the DCP Midstream Merger, we made a net cash payment of $306 million.

DCP LP Merger

On June 15, 2023, we completed the acquisition of all publicly held common units of DCP LP pursuant to the terms of the Agreement and Plan of Merger, dated as of January 5, 2023 (DCP LP Merger Agreement). The DCP LP Merger Agreement was entered into with DCP LP, its subsidiaries and its general partner entities, pursuant to which one of our wholly owned subsidiaries merged with and into DCP LP, with DCP LP surviving as a Delaware limited partnership. Under the terms of the DCP LP Merger Agreement, at the effective time of the DCP LP Merger, each publicly held common unit representing a limited partner interest in DCP LP (other than the common units owned by DCP Midstream and its subsidiaries) issued and outstanding as of immediately prior to the effective time was converted into the right to receive $41.75 per common unit in cash. The DCP LP Merger increased our aggregate direct and indirect economic interest in DCP LP from 43.3% to 86.8%.

We paid approximately $3.8 billion in cash consideration, funded with a combination of available cash and proceeds from the offering of the Notes and borrowings under the Term Loan Agreement.

See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, Note 14—Debt, and Note 29—DCP Midstream Class A Segment, in the Notes to Consolidated Financial Statements, for additional information.

DCP LP Preferred Units

On October 16, 2023, DCP LP redeemed its Series C preferred units with an aggregate liquidation preference of approximately $110 million.

On June 15, 2023, DCP LP redeemed its Series B preferred units with an aggregate liquidation preference of approximately $161 million.

In December 2022, DCP LP redeemed its Series A preferred units with an aggregate liquidation preference of $500 million.

DCP LP Cash Distributions to Unitholders

DCP LP's partnership agreement requires it to distribute all available cash within 45 days after the end of each quarter. For the year ended December 31, 2023, DCP LP made cash distributions of $125 million to common unitholders other than Phillips 66 and its subsidiaries and $15 million to preferred unitholders.

See Note 29—DCP Midstream Class A Segment, in the Notes to Consolidated Financial Statements, for additional information regarding the DCP LP public common unit acquisition and the redemptions of DCP LP's Series B and Series C preferred units.

Merger with Phillips 66 Partners

On March 9, 2022, we completed a merger between us and Phillips 66 Partners. The merger resulted in the acquisition of all limited partnership interests in Phillips 66 Partners not already owned by us in exchange for 41.8 million shares of Phillips 66 common stock issued from treasury stock. Phillips 66 Partners common unitholders received 0.50 shares of Phillips 66 common stock for each outstanding Phillips 66 Partners common unit. Phillips 66 Partners' perpetual convertible preferred units were converted into common units at a premium to the original issuance price prior to being exchanged for Phillips 66 common stock. Upon closing, Phillips 66 Partners became a wholly owned subsidiary of Phillips 66 and its common units are no longer publicly traded. See Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information on the merger transaction.

Dividends

On February 7, 2024, our Board of Directors declared a quarterly cash dividend of $1.05 per common share. The dividend is payable March 1, 2024, to holders of record at the close of business on February 20, 2024.

Share Repurchases

On October 25, 2023, our Board of Directors approved a $5 billion increase to our share repurchase authorization. Since the inception of our share repurchase program in 2012, our Board of Directors has authorized an aggregate of $25 billion of repurchases of our outstanding common stock, and we have repurchased 213.8 million shares at an aggregate cost of $18 billion. In 2023, we repurchased 37.8 million shares at an aggregate cost of $4 billion. Our share repurchase authorizations do not expire. Any future share repurchases will be made at the discretion of management and will depend on various factors including our share price, results of operations, financial condition and cash required for future business plans. Shares of stock repurchased are held as treasury shares.

Employee Benefit Plan Contributions

During the year ended December 31, 2023, we contributed $391 million to our U.S. pension plans and $20 million to our international pension plans.

Marketing and Specialties Acquisition

On August 1, 2023, we acquired a marketing business on the U.S. West Coast for total consideration of $269 million. This acquisition supports the placement of renewable diesel that will be produced by the Rodeo renewable fuels facility.

Contractual Obligations

Our contractual obligations primarily consist of purchase obligations, outstanding debt principal and interest obligations, operating and finance lease obligations, and asset retirement and environmental obligations.

Purchase Obligations

Our purchase obligations represent agreements to purchase goods or services that are enforceable, legally binding and specify all significant terms. We expect these purchase obligations will be fulfilled with operating cash flows in the period when due. At December 31, 2023, our purchase obligations totaled $84.8 billion, with $40.7 billion due within one year.

The majority of our purchase obligations are market-based contracts, including exchanges and futures, for the purchase of commodities such as crude oil and NGL. The commodities are used to supply our refineries and fractionators and optimize our supply chain. At December 31, 2023, commodity purchase commitments with third parties and related parties were $44.2 billion and $23.9 billion, respectively. The remaining purchase obligations mainly represent agreements to access and utilize the capacity of third-party equipment and facilities, including pipelines and product terminals, to transport, process, treat, and store products, and our net share of purchase commitments for materials and services for jointly owned facilities where we are the operator.

Debt Principal and Interest Obligations

As of December 31, 2023, our aggregate principal amount of outstanding debt was $19.5 billion, with $1.5 billion due within one year. Our obligations for interest on the debt totaled $9.6 billion, with $870 million due within one year. See Note 14—Debt, in the Notes to Consolidated Financial Statements, for additional information regarding our outstanding debt principal and interest obligations.

Finance and Operating Lease Obligations

See Note 20—Leases, in the Notes to Consolidated Financial Statements, for information regarding our lease obligations and timing of our expected lease payments.

Asset Retirement and Environmental Obligations

See Note 12—Asset Retirement Obligations and Accrued Environmental Costs, in the Notes to Consolidated Financial Statements, for information regarding asset retirement and environmental obligations.

Capital Spending

Our capital expenditures and investments represent consolidated capital spending.

			Millions of Dollars		
		2024 Budget	**2023**	2022	2021
Capital Expenditures and Investments					
Midstream*	$	985	**625**	1,043	733
Chemicals		—	**—**	—	—
Refining		1,066	**1,339**	928	784
Marketing and Specialties		112	**364**	89	202
Corporate and Other		68	**90**	134	141
Total Capital Expenditures and Investments	$	2,231	**2,418**	2,194	1,860
Selected Equity Affiliates**					
CPChem	$	828	**1,009**	701	367
WRB		183	**189**	177	229
Total Selected Equity Affiliates	$	1,011	**1,198**	878	596

* *Includes 100% of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills capital expenditures and investments from August 18, 2022, forward, net of acquired cash.*
** *Our share of joint ventures' capital spending.*

Midstream
Capital spending in our Midstream segment was $2.4 billion for the three-year period ended December 31, 2023, including:

- Expansion of gathering systems in the DJ Basin and Permian Basin for DCP LP.

- Continued development and expansion of fractionation capacity at our Sweeny Hub. We completed and started operations of Sweeny Frac 4 in the third quarter of 2022.

- Completion of construction on our C2G Pipeline, a new 16-inch ethane pipeline that connects our Clemens Caverns storage facility to petrochemical facilities in Gregory, Texas, near Corpus Christi.

- Net cash payment in connection with the DCP Midstream Merger.

- Investments in NOVONIX and a renewable feedstock processing plant.

- Contributions to Dakota Access for a pipeline optimization project, including a contribution to fund our 25% share of Dakota Access' debt repayment.

- Spending associated with other return, reliability, and maintenance projects in our Transportation and NGL businesses.

Chemicals
During the three-year period ended December 31, 2023, CPChem had a self-funded capital program that totaled $4.2 billion on a 100% basis. Capital spending was primarily for the development of petrochemical projects on the U.S. Gulf Coast and in the Middle East, as well as sustaining, debottlenecking and optimization projects on existing assets.

Refining

Capital spending for the Refining segment during the three-year period ended December 31, 2023, was $3.1 billion, primarily for projects to enhance the yield of higher-value products, produce renewable fuels, and sustain the reliability and safety of our facilities. Key projects funded during the three-year period included:

- Installation of facilities to produce renewable fuels at our San Francisco and Humber refineries.

- Installation of facilities to improve clean product yield at the Ponca City and Sweeny refineries, as well as the jointly owned Wood River Refinery.

- Installation of facilities to improve product value at the Lake Charles Refinery.

- Installation of facilities to improve utilization and product value at the jointly owned Borger refinery.

Marketing and Specialties

Capital spending for the M&S segment during the three-year period ended December 31, 2023, was primarily for the acquisition of a marketing business and a commercial fleet fueling business on the U.S. West Coast, both of which will provide further placement opportunities for renewable diesel production to end-use customers; investment in a retail marketing joint venture in the U.S. Central region; and the continued acquisition, development and enhancement of retail sites in Europe.

Corporate and Other

Capital spending for Corporate and Other during the three-year period ended December 31, 2023, was primarily related to information technology and facilities.

2024 Budget

Our 2024 capital budget is $2.2 billion, including $923 million for sustaining capital and $1.3 billion for growth capital. Our sustaining capital budget reflects $300 million of efficiencies as a result of our business transformation efforts. Our projected $2.2 billion capital budget excludes our portion of planned capital spending by our major joint ventures CPChem and WRB totaling $1 billion.

The Midstream capital budget of $985 million comprises a growth capital budget of $593 million focused on enhancing our integrated NGL wellhead-to-market value chain, as well as $250 million related to the repayment of our 25% share of Dakota Access' debt due in 2024. The Midstream capital budget also includes $392 million for sustaining projects, including DCP LP's sustaining capital of $200 million. In Refining, the total capital budget of $1.1 billion consists of $412 million for sustaining capital and $654 million for growth capital. Refining's growth capital includes completing the conversion of the San Francisco Refinery in Rodeo, California, into one of the world's largest renewable fuels facilities. Startup of the converted facility is expected in the first quarter of 2024. Refining's growth capital will also support high-return, low-capital projects to enhance market capture. The M&S capital budget of $112 million reflects continued enhancement of our retail network, including energy transition opportunities. The Corporate and Other capital budget of $68 million will primarily fund information technology projects.

Contingencies

A number of lawsuits involving a variety of claims that arose in the ordinary course of business have been filed against us or are subject to indemnifications provided by us. We also may be required to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various active and inactive sites. We regularly assess the need for financial recognition or disclosure of these contingencies. In the case of all known contingencies (other than those related to income taxes), we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the case of income tax-related contingencies, we use a cumulative probability-weighted loss accrual in cases where sustaining a tax position is uncertain.

Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on our consolidated financial statements. As we learn new facts concerning contingencies, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates particularly sensitive to future changes include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other potentially responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes.

Legal and Tax Matters

Our legal and tax matters are handled by our legal and tax organizations. These organizations apply their knowledge, experience and professional judgment to the specific characteristics of our cases and uncertain tax positions. We employ a litigation management process to manage and monitor the legal proceedings. Our process facilitates the early evaluation and quantification of potential exposures in individual cases and enables the tracking of those cases that have been scheduled for trial and/or mediation. Based on professional judgment and experience in using these litigation management tools and available information about current developments in all our cases, our legal organization regularly assesses the adequacy of current accruals and determines if adjustment of existing accruals, or establishment of new accruals, is required. In the case of income tax-related contingencies, we monitor tax legislation and court decisions, the status of tax audits and the statute of limitations within which a taxing authority can assert a liability.

Environmental

We are subject to numerous international, federal, state and local environmental laws and regulations. Among the most significant of these international and federal environmental laws and regulations are the:

- U.S. Federal Clean Air Act, which governs air emissions.

- U.S. Federal Clean Water Act, which governs discharges into bodies of water.

- European Union Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (EU REACH), which governs production, marketing and use of chemicals and the United Kingdom's legislation for the Registration, Evaluation, Authorization and Restriction of Chemicals (UK REACH), which replaced EU REACH in the United Kingdom in 2021 following the United Kingdom's exit from the European Union (BREXIT).

- U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which imposes liability on generators, transporters and arrangers of hazardous substances at sites where hazardous substance releases have occurred or are threatening to occur.

- U.S. Federal Resource Conservation and Recovery Act (RCRA), which governs the treatment, storage and disposal of solid waste.

- U.S. Federal Emergency Planning and Community Right-to-Know Act (EPCRA), which requires facilities to report toxic chemical inventories to local emergency planning committees and response departments.

- U.S. Federal Oil Pollution Act of 1990 (OPA90), under which owners and operators of onshore facilities and pipelines as well as owners and operators of vessels are liable for removal costs and damages that result from a discharge of crude oil into navigable waters of the United States.

- European Union Trading Directive resulting in the European Union Emissions Trading Scheme (EU ETS), which uses a market-based mechanism to incentivize the reduction of greenhouse gas (GHG) emissions, as well as the United Kingdom Emissions Trading Scheme (UK ETS), which replaced the EU ETS in the United Kingdom in 2021, following BREXIT.

These laws and their implementing regulations set limits on emissions and, in the case of discharges to water, establish water quality limits. They also, in most cases, require permits in association with new or modified operations. These permits can require an applicant to collect substantial information in connection with the application process, which can be expensive and time consuming. In addition, there can be delays associated with notice and comment periods and the agency's processing of the application. Many of the delays associated with the permitting process are beyond the control of the applicant.

Other countries and many states where we operate also have, or are developing, similar environmental laws and regulations governing these same types of activities. While similar, in some cases these regulations may impose additional, or more stringent, requirements that can add to the cost and difficulty of developing infrastructure and marketing and transporting products across state and international borders. For example, in California the South Coast Air Quality Management District (SCAQMD) approved amendments to the Regional Clean Air Incentives Market (RECLAIM) that became effective in 2016, which required a phased reduction of nitrogen oxide emissions through 2022, affecting refineries in the Los Angeles metropolitan area. In 2017, SCAQMD required additional nitrogen oxide emissions reductions through 2025 and, on November 5, 2021, promulgated new regulations to replace the RECLAIM program with a traditional command and control regulatory regime.

The ultimate financial impact arising from environmental laws and regulations is neither clearly known nor easily determinable as new standards, such as air emissions standards, water quality standards and stricter fuel regulations, continue to evolve. However, environmental laws and regulations, including those that may arise to address concerns about global climate change, are expected to continue to have an increasing impact on our operations in the United States and in other countries in which we operate. Notable areas of potential impacts include air emissions compliance and remediation obligations in the United States.

An example of this in the fuels area is the Energy Independence and Security Act of 2007 (EISA). The law requires fuel producers and importers to provide additional renewable fuels for transportation motor fuels and stipulates a mix of various types. Renewable Identification Numbers (RINs) form the mechanism used by the EPA to record compliance with the Renewable Fuel Standard (RFS). If an obligated party has more RINs than it needs to meet its obligation, it may sell or trade the extra RINs, or instead choose to "bank" them for use the following year. We have met the EPA's renewable volume obligations (RVO) to date. These obligations have been met using a variety of operating and capital strategies. We are also implementing advanced and different technologies to address projected future RVOs. On June 21, 2023, the EPA finalized RVO for the 2023, 2024 and 2025 compliance years. These standards increase cellulosic volumes, which reflect the EPA's forecast for increasing compressed natural gas (CNG) and liquified natural gas (LNG) volumes derived from biogas. In addition, the EPA increased total advanced biofuel volumes from the 5.63 billion gallons established for the 2022 compliance year to 7.33 billion gallons in 2025. We may experience a decrease in demand for refined petroleum products and increased program costs if not fully recovered in the market. This program continues to be the subject of possible Congressional review and re-promulgation in revised form, and the EPA's final regulations establishing RVO requirements have been and continue to be subject to legal challenge, further creating uncertainty regarding RVO requirements.

We are required to purchase RINs in the open market to satisfy the portion of our obligation under the RFS that is not fulfilled by blending renewable fuels into the motor fuels we produce. For the years ended December 31, 2023, 2022 and 2021, we incurred expenses of $323 million, $478 million and $441 million, respectively, associated with our obligation to purchase RINs in the open market to comply with the RFS for our wholly owned refineries. These expenses are included in the "Purchased crude oil and products" line item on our consolidated statement of income. Our jointly owned refineries also incurred expenses associated with the purchase of RINs in the open market, of which our share was $389 million, $437 million and $351 million for the years ended December 31, 2023, 2022 and 2021, respectively. These expenses are included in the "Equity in earnings of affiliates" line item on our consolidated statement of income. The amount of these expenses and fluctuations between periods is primarily driven by the market price of RINs, refinery production, blending activities, and RVO requirements.

We also are subject to certain laws and regulations relating to environmental remediation obligations associated with current and past operations. Such laws and regulations include CERCLA and RCRA and their state equivalents. Remediation obligations include cleanup responsibility arising from petroleum releases from underground storage tanks located at numerous previously and currently owned and/or operated petroleum-marketing outlets throughout the United States. Federal and state laws require contamination caused by such underground storage tank releases be assessed and remediated to meet applicable standards. In addition to other cleanup standards, many states have adopted cleanup criteria for methyl tertiary-butyl ether (MTBE) for soil and groundwater and both the EPA and many states may adopt cleanup standards for per- and poly-fluoroalkyl substances (PFAS), which may have been a constituent in certain firefighting foams used or stored at or near some of our facilities.

At RCRA-permitted facilities, we are required to assess environmental conditions. If conditions warrant, we may be required to remediate contamination caused by prior operations. In contrast to CERCLA, which is often referred to as "Superfund," the cost of corrective action activities under RCRA corrective action programs is typically borne solely by us. We anticipate increased expenditures for RCRA remediation activities may be required, but such annual expenditures for the near term are not expected to vary significantly from the range of such expenditures we have experienced over the past few years. Longer-term expenditures are subject to considerable uncertainty and may fluctuate significantly.

We occasionally receive requests for information or notices of potential liability from the EPA and state environmental agencies alleging that we are a potentially responsible party under CERCLA or an equivalent state statute. On occasion, we also have been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not owned by us, but allegedly contain wastes attributable to our past operations. At December 31, 2022, we reported that we had been notified of potential liability under CERCLA and comparable state laws at 22 sites within the United States. During the last quarter of 2023, our legal organization approved the removal of one site following Department of Justice dismissal of Phillips 66, thus, leaving 21 unresolved sites with potential liability at December 31, 2023.

For the majority of Superfund sites, our potential liability will be less than the total site remediation costs because the percentage of waste attributable to us, versus that attributable to all other potentially responsible parties, is relatively low. Although liability of those potentially responsible is generally joint and several for federal sites and frequently so for state sites, other potentially responsible parties at sites where we are a party typically have had the financial strength to meet their obligations, and where they have not, or where potentially responsible parties could not be located, our share of liability has not increased materially. Many of the sites for which we are potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess site conditions, apportion responsibility and determine the appropriate remediation. In some instances, we may have no liability or attain a settlement of liability. Actual cleanup costs generally occur after the parties obtain the EPA or equivalent state agency approval of a remediation plan. There are relatively few sites where we are a major participant, and given the timing and amounts of anticipated expenditures, neither the cost of remediation at those sites nor such costs at all CERCLA sites, in the aggregate, is expected to have a material adverse effect on our competitive or financial condition.

We incur costs related to the prevention, control, abatement or elimination of environmental pollution. Expensed environmental costs were $824 million in 2023 and are expected to be approximately $885 million and $863 million in 2024 and 2025, respectively. Capitalized environmental costs were $49 million in 2023 and are expected to be approximately $76 million and $216 million, in 2024 and 2025, respectively. These amounts do not include capital expenditures made for other purposes that have an indirect benefit on environmental compliance.

Accrued liabilities for remediation activities are not reduced for potential recoveries from insurers or other third parties and are not discounted (except those assumed in a business combination, which we record on a discounted basis).

Many of these liabilities result from CERCLA, RCRA and similar state laws that require us to undertake certain investigative and remedial activities at sites where we conduct, or once conducted, operations or at sites where our generated waste was disposed. We also have accrued for a number of sites we identified that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the future, we may incur significant costs under both CERCLA and RCRA. Remediation activities vary substantially in duration and cost from site to site, depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs.

Notwithstanding any of the foregoing, and as with other companies engaged in similar businesses, environmental costs and liabilities are inherent concerns in certain of our operations and products, and there can be no assurance that those costs and liabilities will not be material. However, we currently do not expect any material adverse effect on our results of operations or financial position as a result of compliance with current environmental laws and regulations.

Climate Change

There has been a broad range of proposed or promulgated state, national and international laws focusing on GHG emissions reduction, including various regulations proposed or issued by the EPA. These proposed or promulgated laws apply or could apply in states and/or countries where we have interests or may have interests in the future. Laws regulating GHG emissions continue to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, such laws potentially could have a material impact on our results of operations and financial condition as a result of increasing costs of compliance, lengthening project implementation and agency reviews, or reducing demand for certain hydrocarbon products. Examples of legislation or precursors for possible regulation that do or could affect our operations include:

- EU ETS, which is part of the European Union's policy to combat climate change and is a key tool for reducing industrial GHG emissions. EU ETS impacts factories, power stations and other installations across all EU member states. As a result of the United Kingdom's exit from the EU (BREXIT), those types of entities in the United Kingdom are now subject to the UK ETS, rather than the EU ETS.

- EU Renewable Energy Directive II, which increases the EU's energy consumption from renewable sources in the electricity, heat, and transportation sectors to 32% by 2030.

- United Kingdom's Renewable Transport Fuel Obligation, which is intended to reduce the GHG emissions from fuel used in the United Kingdom transportation sector by encouraging the supply of renewable fuels.

- California's Senate Bill No. 32, which requires reduction of California's GHG emissions to 40% below the 1990 emission level by 2030, and Assembly Bill 398, which extends the California GHG emission cap and trade program through 2030. Other GHG emissions programs in states in the western U.S. have been enacted or are under consideration or development, including amendments to California's Low Carbon Fuel Standard, California's Advanced Clean Cars and Trucks Programs, California's Carbon Neutrality by 2045 Scoping Plan, Oregon's Low Carbon Fuel Standard and Climate Protection Plan, and Washington's carbon reduction programs.

- United States' Inflation Reduction Act, which contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies, which is intended to accelerate the energy transition.

- The U.S. Supreme Court decision in <u>Massachusetts v. EPA</u>, 549 U.S. 497, 127 S. Ct. 1438 (2007), confirming that the EPA has the authority to regulate carbon dioxide as an "air pollutant" under the Federal Clean Air Act.

- The EPA's announcement on March 29, 2010 (published as "Interpretation of Regulations that Determine Pollutants Covered by Clean Air Act Permitting Programs," 75 Fed. Reg. 17004 (April 2, 2010)), and the EPA's and U.S. Department of Transportation's joint promulgation of a Final Rule on April 1, 2010, that triggers regulation of GHGs under the Clean Air Act. These collectively may lead to more climate-based claims for damages, and may result in longer agency review time for development projects to determine the extent of potential climate change.

- The EPA's 2015 Final Rule regulating GHG emissions from existing fossil fuel-fired electrical generating units under the Federal Clean Air Act, commonly referred to as the Clean Power Plan. The EPA commenced rulemaking in 2017 to rescind the Clean Power Plan and, in August 2018, the EPA proposed the Affordable Clean Energy (ACE) rule as its replacement. On January 19, 2021, the U.S. Court of Appeals for the District of Columbia invalidated the ACE rule and remanded the matter to the EPA, essentially restarting this rulemaking process.

- Carbon taxes in certain jurisdictions.

- GHG emission cap and trade programs in certain jurisdictions.

In the EU, the first phase of the EU ETS completed at the end of 2007. Phase II was undertaken from 2008 through 2012, and Phase III ran from 2013 through to 2020. Phase IV runs from January 1, 2021 through 2030 and sectors covered under the ETS must reduce their GHG emissions by 43% compared to 2005 levels and there is agreement between the EU Member States, the European Parliament, and the EU Commission (which is pending ratification by the EU Council and European Parliament) to increase the Phase IV GHG emissions reduction to 63% by 2030 compared to 2005 levels. The United Kingdom is no longer part of the EU ETS and, instead, has been under the UK ETS since 2021. Phillips 66 has assets that are subject to the EU ETS and assets that are subject to the UK ETS.

From November 30 to December 12, 2015, more than 190 countries, including the United States, participated in the United Nations Climate Change Conference in Paris, France. The conference culminated in what is known as the "Paris Agreement," which, upon certain conditions being met, entered into force on November 4, 2016. The Paris Agreement establishes a commitment by signatory parties to pursue domestic GHG emission reductions. In 2017, President Trump announced his intention to withdraw the United States from the Paris Agreement and that withdrawal became effective on November 4, 2020. On January 20, 2021, President Biden signed the "Acceptance on Behalf of the United States of America," which allows the United States to rejoin the Paris Agreement. The United States officially rejoined the Paris Agreement in February 2021, which could lead to additional GHG emission reduction requirements for sources in the United States.

In the United States, some additional form of regulation is likely to be forthcoming at the state or federal levels with respect to GHG emissions. Such regulation could take any of several forms that may result in additional financial burden in the form of taxes, the restriction of output, investments of capital to maintain compliance with laws and regulations, or required acquisition or trading of emission allowances.

Compliance with changes in laws and regulations that create a GHG emission trading program, GHG reduction requirements or carbon taxes could significantly increase our costs, reduce demand for fossil energy derived products, impact the cost and availability of capital and increase our exposure to litigation. Such laws and regulations could also increase demand for less carbon intensive energy sources.

An example of one such program is California's cap and trade program, which was promulgated pursuant to the State's Global Warming Solutions Act. The program had been limited to certain stationary sources, which include our refineries in California, but beginning in January 2015 was expanded to include emissions from transportation fuels distributed in California. Inclusion of transportation fuels in California's cap and trade program as currently promulgated has increased our cap and trade program compliance costs. The ultimate impact on our financial performance, either positive or negative, from this and similar programs, will depend on a number of factors, including, but not limited to:

- Whether and to what extent legislation or regulation is enacted.

- The nature of the legislation or regulation, such as a cap and trade system or a tax on emissions.

- The GHG reductions required.

- The price and availability of offsets.

- The demand for, and amount and allocation of allowances.

- Technological and scientific developments leading to new products or services.

- Any potential significant physical effects of climate change, such as increased severe weather events, changes in sea levels and changes in temperature.

- Whether, and the extent to which, increased compliance costs are ultimately reflected in the prices of our products and services.

We consider and take into account anticipated future GHG emissions in designing and developing major facilities and projects, and implement energy efficiency initiatives to reduce GHG emissions. Data on our GHG emissions, legal requirements regulating such emissions, and the possible physical effects of climate change on our coastal assets are incorporated into our planning, investment, and risk management decision-making. We are working to continuously improve operational and energy efficiency through resource and energy conservation efforts throughout our operations.

In February 2022, we announced a target to reduce our Scope 1 and Scope 2 GHG emissions intensity related to our operations by 50% of 2019 levels by the year 2050. The 2050 target builds upon our 2030 GHG emissions intensity targets to reduce Scope 1 and Scope 2 emissions from our operations by 30% and Scope 3 emissions from our energy products by 15% compared to 2019 levels.

In addition to the disclosures above, we have issued our 2023 Sustainability Report that is accessible on our website and provides more detailed information on our ESG initiatives, including information on environmental metrics and other topics of interest to our stakeholders, which may not be considered material for SEC reporting purposes. The information contained in the Sustainability Report is not incorporated by reference into, and does not constitute a part of, this Form 10-K.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 1—Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements, for descriptions of our major accounting policies. Some of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used. The following discussion of critical accounting estimates addresses accounting areas where the nature of accounting estimates or assumptions could be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Business Combination

In accounting for a business combination, assets acquired, liabilities assumed and noncontrolling interests are recorded based on estimated fair values as of the date of acquisition. The excess or shortfall of the purchase price when compared to the fair value of the net tangible and identifiable intangible assets acquired, if any, is recorded as goodwill or a bargain purchase gain, respectively. A significant amount of judgment is made in estimating the individual fair value of property, plant and equipment, intangible assets, noncontrolling interests and other assets and liabilities. We use available information to make these fair value determinations and engage third-party specialists in the valuation process as necessary.

The fair values of assets acquired, liabilities assumed and noncontrolling interests as of the acquisition date are often estimated using a combination of approaches, including the income approach, which requires us to project future cash flows and apply an appropriate discount rate; the cost approach, which requires estimates of replacement costs and depreciation and obsolescence estimates; and the market approach which uses market data and adjusts for entity specific differences. The estimates used in determining fair values are based on assumptions believed to be reasonable, but which are inherently uncertain. Accordingly, actual results may differ materially from the estimated results used to determine fair value.

See Note 4—Business Combinations, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information on our acquisitions in 2023 and 2022.

Impairment of Long-Lived Assets and Equity Method Investments

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in future expected cash flows. If the sum of the undiscounted expected future before-tax cash flows of an asset group is less than the carrying value, including applicable liabilities, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined using one or more of the following methods: the present value of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants; a market multiple for similar assets; historical market transactions including similar assets, adjusted using principal market participant assumptions when necessary; or replacement cost adjusted for physical deterioration and economic obsolescence. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments, including future volumes, commodity prices, operating costs, margins, discount rates and capital project decisions, considering all available information at the date of review.

Investments in nonconsolidated entities accounted for under the equity method are assessed for impairment when there are indicators of a loss in value, such as a lack of sustained earnings capacity or a current fair value less than the investment's carrying amount. When it is determined that an indicated impairment is other than temporary, a charge is recognized for the difference between the investment's carrying value and its estimated fair value. When determining whether a decline in value is other than temporary, management considers factors such as the duration and extent of the decline, the investee's financial condition and near-term prospects, and our ability and intention to retain our investment for a period that allows for recovery. When quoted market prices are not available, the fair value is usually based on the present value of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants and observed market earnings multiples of comparable companies, if appropriate. Different assumptions could affect the timing and the amount of an impairment of an investment in any period.

See Note 11—Impairments, in the Notes to Consolidated Financial Statements, for information about impairments recorded in 2023, 2022 and 2021.

GUARANTOR FINANCIAL INFORMATION

We have various cross guarantees between Phillips 66 and its wholly owned subsidiary Phillips 66 Company (together, the Obligor Group) with respect to publicly held debt securities. Phillips 66 conducts substantially all of its operations through subsidiaries, including Phillips 66 Company, and those subsidiaries generate substantially all of its operating income and cash flow. Phillips 66 has fully and unconditionally guaranteed the payment obligations of Phillips 66 Company with respect to its publicly held debt securities. In addition, Phillips 66 Company has fully and unconditionally guaranteed the payment obligations of Phillips 66 with respect to its publicly held debt securities. All guarantees are full and unconditional. At December 31, 2023, $13.3 billion of senior unsecured notes outstanding has been guaranteed by the Obligor Group.

Summarized financial information of the Obligor Group is presented on a combined basis. Intercompany transactions among the members of the Obligor Group have been eliminated. The financial information of non-guarantor subsidiaries has been excluded from the summarized financial information. Significant intercompany transactions and receivable/payable balances between the Obligor Group and non-guarantor subsidiaries are presented separately in the summarized financial information.

The summarized results of operations for the year ended December 31, 2023, and the summarized financial position at December 31, 2023, of the Obligor Group on a combined basis were:

Summarized Combined Statement of Income		Millions of Dollars
Sales and other operating revenues	$	112,050
Revenues and other income—non-guarantor subsidiaries		6,360
Purchased crude oil and products—third parties		64,991
Purchased crude oil and products—related parties		17,110
Purchased crude oil and products—non-guarantor subsidiaries		24,435
Income before income taxes		4,998
Net income		3,652

Summarized Combined Balance Sheet		Millions of Dollars
Accounts and notes receivable—third parties	$	6,716
Accounts and notes receivable—related parties		1,152
Due from non-guarantor subsidiaries, current		1,827
Total current assets		14,260
Investments and long-term receivables		11,242
Net properties, plants and equipment		12,242
Goodwill		1,047
Due from non-guarantor subsidiaries, noncurrent		2,995
Other assets associated with non-guarantor subsidiaries		1,666
Total noncurrent assets		31,010
Total assets		45,270
Due to non-guarantor subsidiaries, current	$	3,153
Total current liabilities		13,162
Long-term debt		13,459
Due to non-guarantor subsidiaries, noncurrent		10,061
Total noncurrent liabilities		29,234
Total liabilities		42,396
Total equity		2,874
Total liabilities and equity		45,270

NON-GAAP RECONCILIATIONS

Refining

Our realized refining margins measure the difference between (a) sales and other operating revenues derived from the sale of petroleum products manufactured at our refineries and (b) costs of feedstocks, primarily crude oil, used to produce the petroleum products. The realized refining margins are adjusted to include our proportional share of our joint venture refineries' realized margins, as well as to exclude those items that are not representative of the underlying operating performance of a period, which we call "special items." The realized refining margins are converted to a per-barrel basis by dividing them by total refinery processed inputs (primarily crude oil) measured on a barrel basis, including our share of inputs processed by our joint venture refineries. Our realized refining margin per barrel is intended to be comparable with industry refining margins, which are known as "crack spreads." As discussed in "Executive Overview and Business Environment—Business Environment," industry crack spreads measure the difference between market prices for refined petroleum products and crude oil. We believe realized refining margin per barrel calculated on a similar basis as industry crack spreads provides a useful measure of how well we performed relative to benchmark industry refining margins.

The GAAP performance measure most directly comparable to realized refining margin per barrel is the Refining segment's "income (loss) before income taxes per barrel." Realized refining margin per barrel excludes items that are typically included in a manufacturer's gross margin, such as depreciation and operating expenses, and other items used to determine income (loss) before income taxes, such as general and administrative expenses. It also includes our proportional share of joint venture refineries' realized refining margins and excludes special items. Because realized refining margin per barrel is calculated in this manner, and because realized refining margin per barrel may be defined differently by other companies in our industry, it has limitations as an analytical tool. Following are reconciliations of income (loss) before income taxes to realized refining margins:

Realized Refining Margins	Millions of Dollars, Except as Indicated				
	Atlantic Basin/ Europe	Gulf Coast	Central Corridor	West Coast	Worldwide
Year Ended December 31, 2023					
Income before income taxes	$ 910	1,640	2,210	506	5,266
Plus:					
Taxes other than income taxes	69	106	94	123	392
Depreciation, amortization and impairments	209	246	163	231	849
Selling, general and administrative expenses	38	19	76	36	169
Operating expenses	1,097	1,104	738	1,397	4,336
Equity in (earnings) losses of affiliates	8	(2)	(445)	—	(439)
Other segment (income) expense, net	19	17	(7)	6	35
Proportional share of refining gross margins contributed by equity affiliates	89	—	1,257	—	1,346
Special items:					
Certain tax impacts	(15)	—	—	—	(15)
Realized refining margins	$ 2,424	3,130	4,086	2,299	11,939
Total processed inputs (*thousands of barrels*)	182,213	206,356	102,774	120,581	611,924
Adjusted total processed inputs (*thousands of barrels*)*	182,213	206,356	180,251	120,581	689,401
Income before income taxes per barrel (*dollars per barrel*)**	$ 4.99	7.95	21.50	4.20	8.61
Realized refining margins (*dollars per barrel*)***	13.30	15.17	22.67	19.07	17.32
Year Ended December 31, 2022					
Income before income taxes	$ 2,402	2,091	2,415	908	7,816
Plus:					
Taxes other than income taxes	53	87	57	91	288
Depreciation, amortization and impairments	203	250	147	279	879
Selling, general and administrative expenses	41	19	62	31	153
Operating expenses	1,242	1,230	809	1,486	4,767
Equity in (earnings) losses of affiliates	9	7	(763)	—	(747)
Other segment (income) expense, net	(6)	1	2	(1)	(4)
Proportional share of refining gross margins contributed by equity affiliates	93	—	1,668	—	1,761
Special items:					
Regulatory compliance costs	9	26	22	13	70
Realized refining margins	$ 4,046	3,711	4,419	2,807	14,983
Total processed inputs (*thousands of barrels*)	199,319	203,269	97,997	115,457	616,042
Adjusted total processed inputs (*thousands of barrels*)*	199,319	203,269	177,112	115,457	695,157
Income before income taxes per barrel (*dollars per barrel*)**	$ 12.05	10.29	24.64	7.86	12.69
Realized refining margins (*dollars per barrel*)***	20.30	18.25	24.96	24.31	21.55

* *Adjusted total processed inputs include our proportional share of processed inputs of an equity affiliate.*

** *Income before income taxes divided by total processed inputs.*

*** *Realized refining margins per barrel, as presented, are calculated using the underlying realized refining margin amounts, in dollars, divided by adjusted total processed inputs, in barrels. As such, recalculated per barrel amounts using the rounded margins and barrels presented may differ from the presented per barrel amounts.*

Realized Refining Margins		Atlantic Basin/ Europe	Gulf Coast	Central Corridor	West Coast	Worldwide
		Millions of Dollars, Except as Indicated				
Year Ended December 31, 2021						
Income (loss) before income taxes	$	1	(1,759)	72	(667)	(2,353)
Plus:						
Taxes other than income taxes		69	74	51	49	243
Depreciation, amortization and impairments		210	1,683	139	240	2,272
Selling, general and administrative expenses		32	34	30	37	133
Operating expenses		981	1,352	648	1,220	4,201
Equity in losses of affiliates		9	11	164	—	184
Other segment (income) expense, net		9	(7)	(11)	4	(5)
Proportional share of refining gross margins contributed by equity affiliates		123	—	609	—	732
Special items:						
Certain tax impacts		(4)	—	—	—	(4)
Regulatory compliance costs		(20)	(28)	(27)	(13)	(88)
Realized refining margins	$	1,410	1,360	1,675	870	5,315
Total processed inputs (*thousands of barrels*)		188,697	240,859	95,595	112,994	638,145
Adjusted total processed inputs (*thousands of barrels*)*		188,697	240,859	173,230	112,994	715,780
Income (loss) before income taxes per barrel (*dollars per barrel*)**	$	0.01	(7.30)	0.75	(5.90)	(3.69)
Realized refining margins (*dollars per barrel*)***		7.48	5.65	9.65	7.70	7.42

  * *Adjusted total processed inputs include our proportional share of processed inputs of an equity affiliate.*

  ** *Income (loss) before income taxes divided by total processed inputs.*

*** *Realized refining margins per barrel, as presented, are calculated using the underlying realized refining margin amounts, in dollars, divided by adjusted total processed inputs, in barrels. As such, recalculated per barrel amounts using the rounded margins and barrels presented may differ from the presented per barrel amounts.*

Marketing

Our realized marketing fuel margins measure the difference between (a) sales and other operating revenues derived from the sale of fuels in our M&S segment and (b) costs of those fuels. The realized marketing fuel margins are adjusted to exclude those items that are not representative of the underlying operating performance of a period, which we call "special items." The realized marketing fuel margins are converted to a per-barrel basis by dividing them by sales volumes measured on a barrel basis. We believe realized marketing fuel margin per barrel demonstrates the value uplift our marketing operations provide by optimizing the placement and ultimate sale of our refineries' fuel production.

Within the M&S segment, the GAAP performance measure most directly comparable to realized marketing fuel margin per barrel is the marketing business' "income before income taxes per barrel." Realized marketing fuel margin per barrel excludes items that are typically included in gross margin, such as depreciation and operating expenses, and other items used to determine income before income taxes, such as general and administrative expenses. Because realized marketing fuel margin per barrel excludes these items, and because realized marketing fuel margin per barrel may be defined differently by other companies in our industry, it has limitations as an analytical tool. Following are reconciliations of income before income taxes to realized marketing fuel margins:

	Millions of Dollars, Except as Indicated					
	U.S.			International		
	2023	2022	2021	**2023**	2022	2021
Realized Marketing Fuel Margins						
Income before income taxes	$ **1,378**	1,329	1,180	**494**	765	403
Plus:						
Depreciation and amortization	**23**	14	14	**75**	72	76
Selling, general and administrative expenses	**814**	808	758	**253**	251	253
Equity in earnings of affiliates	**(54)**	(71)	(48)	**(113)**	(115)	(113)
Other operating (revenues) expenses*	**(477)**	(508)	(424)	**(63)**	(62)	8
Other (income) expense, net	**28**	24	9	**15**	(7)	7
Marketing margins	**1,712**	1,596	1,489	**661**	904	634
Less: margin for nonfuel related sales	**—**	—	—	**52**	51	53
Realized marketing fuel margins	$ **1,712**	1,596	1,489	**609**	853	581
Total fuel sales volumes (*thousands of barrels*)	**698,961**	680,930	680,102	**101,466**	102,862	97,529
Income before income taxes per barrel (*dollars per barrel*)	$ **1.97**	1.95	1.74	**4.87**	7.44	4.13
Realized marketing fuel margins (*dollars per barrel*)**	**2.45**	2.34	2.19	**6.00**	8.29	5.96

* *Includes other nonfuel revenues and expenses.*

** *Realized marketing fuel margins per barrel, as presented, are calculated using the underlying realized marketing fuel margin amounts, in dollars, divided by sales volumes, in barrels. As such, recalculated per barrel amounts using the rounded margins and barrels presented may differ from the presented per barrel amounts.*

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instrument Market Risk

We and certain of our subsidiaries are exposed to market risks produced by changes in the prices of crude oil, refined petroleum product, NGL, natural gas, renewable feedstock and electric power, as well as fluctuations in interest rates and foreign currency exchange rates. We and certain of our subsidiaries may hold and use derivative contracts to manage these risks.

Commodity Price Risk

Generally, our policy is to remain exposed to the market prices of commodities. Consistent with this policy, we use derivative contracts to convert our exposure from fixed-price sales or purchase contracts, often specified in contracts with refined petroleum product customers, back to floating market prices. We also use futures, forwards, swaps and options in various markets to accomplish the following objectives:

- Balance physical systems or meet our refinery requirements and market demand. In addition to cash settlement prior to contract expiration, certain exchange-traded futures may be settled by physical delivery of the underlying commodity.

- Enable us to use the market knowledge gained from our physical commodity market activities to capture market opportunities, such as moving physical commodities to more profitable locations, storing commodities to capture seasonal or time premiums, and blending commodities to capture quality upgrades. Derivatives may be utilized to optimize these activities.

- Manage the risk to our cash flows from price exposures on specific crude oil, refined petroleum product, NGL, renewable feedstock and natural gas transactions.

These objectives optimize the value of our supply chain and may reduce our exposure to fluctuations in market prices.

Our use of derivative instruments is governed by an "Authority Limitations" document approved by our Board of Directors. This document prohibits the use of highly leveraged derivatives or derivative instruments without sufficient market liquidity for comparable valuations, and establishes Value at Risk (VaR) limits. Compliance with these limits is monitored daily by our global risk group.

We use a VaR model to estimate the loss in fair value that could potentially result on a single day from the effect of adverse changes in market conditions on the derivative commodity instruments held or issued. Using Monte Carlo simulation, a 95% confidence level and a one-day holding period, the VaR for derivative commodity instruments issued or held at December 31, 2023 and 2022, was immaterial to our cash flows and results of operations.

Interest Rate Risk

Our use of fixed- or variable-rate debt directly exposes us to interest rate risk. Fixed-rate debt, such as our senior notes, exposes us to changes in the fair value of our debt due to changes in market interest rates. Fixed-rate debt also exposes us to the risk that we may need to refinance maturing debt with new debt at higher rates, or that we may be obligated to pay rates higher than the current market. Variable-rate debt, such as our floating-rate notes or borrowings under our revolving credit facility, exposes us to short-term changes in market rates that impact our interest expense. The following tables provide information about our debt instruments that are sensitive to changes in U.S. interest rates. These tables present principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on effective rates at each reporting date. The carrying amount of our floating-rate debt approximates its fair value. The fair value of the fixed-rate financial instruments is estimated based on observable market prices.

	Millions of Dollars, Except as Indicated			
Expected Maturity Date	Fixed Rate Maturity	Average Interest Rate	Floating Rate Maturity	Average Interest Rate
Year-End 2023				
2024	$ 1,100	1.32 %	$ 350	6.38 %
2025	1,975	4.43	—	—
2026	992	2.42	1,250	6.46
2027	1,250	5.22	25	6.51
2028	1,300	3.84	—	—
Remaining years	10,676	4.74	290	6.46
Total	$ 17,293		$ 1,915	
Fair value	$ 16,718		$ 1,915	

	Millions of Dollars, Except as Indicated			
Expected Maturity Date	Fixed Rate Maturity	Average Interest Rate	Floating Rate Maturity	Average Interest Rate
Year-End 2022				
2023	$ 500	3.88 %	$ —	— %
2024	1,100	1.32	40	5.33
2025	1,975	4.43	—	—
2026	992	2.42	—	—
2027	500	5.63	—	—
Remaining years	12,040	4.67	25	4.72
Total	$ 17,107		$ 65	
Fair value	$ 15,871		$ 65	

Foreign Currency Risk

We are exposed to foreign currency exchange rate fluctuations related to our international operations. Generally, we do not hedge our foreign currency risk.

Risk Monitoring

Our Chief Executive Officer and Chief Financial Officer monitor risks to our business resulting from commodity prices, interest rates and foreign currency exchange rates.

For additional information about our use of derivative instruments, see Note 17—Derivatives and Financial Instruments, in the Notes to Consolidated Financial Statements.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can normally identify our forward-looking statements by the words "anticipate," "estimate," "believe," "budget," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions that convey the prospective nature of events or outcomes, but the absence of such words does not mean a statement is not forward-looking.

We based these forward-looking statements on our current expectations, estimates and projections about us, our operations, our joint ventures and entities in which we have equity interests, as well as the industries in which we and they operate. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, as they are not guarantees of future performance and involve assumptions that, while made in good faith, may prove to be incorrect, and involve risks and uncertainties we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in any forward-looking statement. Factors that could cause actual results to differ materially from those in our forward-looking statements include:

- Fluctuations in market conditions, including NGL, crude oil, refined petroleum product and natural gas prices and refining, marketing and petrochemical margins and demand.

- Changes in governmental policies relating to NGL, crude oil, natural gas or refined petroleum products pricing, regulation or taxation, including exports.

- Capacity constraints in, or other limitations on, the pipelines, storage and fractionation facilities to which we deliver natural gas or NGL and the availability of alternative markets and arrangements for our natural gas and NGL.

- Actions taken by OPEC and non-OPEC oil producing countries impacting supply and demand and correspondingly, commodity prices.

- Our ability to achieve the expected benefits of the DCP LP integration, including the realization of expected synergies.

- Unexpected changes in costs or technical requirements for constructing, modifying or operating our facilities or transporting our products.

- Unexpected technological or commercial difficulties in manufacturing, refining or transporting our products, including chemical products.

- Lack of, or disruptions in, adequate and reliable transportation for our NGL, crude oil, natural gas and refined petroleum products.

- The level and success of drilling and quality of production volumes around our midstream assets.

- Our ability to timely obtain or maintain permits, including those necessary for capital projects.

- Our ability to comply with government regulations or make capital expenditures required to maintain compliance.

- Our ability to realize sustained savings and cost reductions from the company's business transformation initiatives.

- Changes to worldwide government policies relating to renewable fuels, climate change and greenhouse gas emissions that adversely affect programs like the renewable fuel standards program, low carbon fuel standards and tax credits for biofuels.

- Domestic and international economic and political developments including armed hostilities, such as the Russia-Ukraine war, instability in the financial services and banking sector, excess inflation, rising interest rates, expropriation of assets, and changes in fiscal policy.

- The impact on commercial activity and demand for refined petroleum products from any widespread public health crisis, as well as the extent and duration of recovery of economies and demand for our products following any such crisis.

- Failure to complete definitive agreements and feasibility studies for, and to complete construction of, announced and future capital projects on time and within budget.

- Our ability to successfully complete, or any material delay in the completion of, asset dispositions or acquisitions that we pursue.

- Potential disruption or interruption of our operations or those of our joint ventures due to litigation or other governmental or regulatory action.

- Damage to our facilities due to accidents, weather and climate events, civil unrest, insurrections, political events, terrorism or cyberattacks.

- Our ability to meet our sustainability goals, including reducing our GHG emissions intensity, developing and protecting new technologies, and commercializing lower-carbon opportunities.

- Failure of new products and services to achieve market acceptance.

- International monetary conditions and exchange controls.

- Substantial investments required, or reduced demand for products, as a result of existing or future environmental rules and regulations, including GHG emissions reductions and reduced consumer demand for refined petroleum products.

- Liability resulting from litigation or for remedial actions, including removal and reclamation obligations under environmental regulations.

- Changes in tax, environmental and other laws and regulations (including alternative energy mandates) applicable to our business.

- Political and societal concerns about climate change that could result in changes to our business or operations or increase expenditures, including litigation-related expenses.

- Changes in estimates or projections used to assess fair value of intangible assets, goodwill, and properties, plants and equipment and/or strategic decisions or other developments with respect to our asset portfolio that cause impairment charges.

- Limited access to capital or significantly higher cost of capital related to changes to our credit profile or illiquidity or uncertainty in the domestic or international financial markets.

- The creditworthiness of our customers and the counterparties to our transactions, including the impact of bankruptcies.

- Cybersecurity incidents or other disruptions that compromise our information and expose us to liability.

- The operation, financing and distribution decisions of our joint ventures that we do not control.

- The factors generally described in "Item 1A. Risk Factors" in this report.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PHILLIPS 66

INDEX TO FINANCIAL STATEMENTS

Report of Management

Management prepared, and is responsible for, the consolidated financial statements and the other information appearing in this Annual Report. The consolidated financial statements present fairly the company's financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States. In preparing its consolidated financial statements, the company includes amounts that are based on estimates and judgments management believes are reasonable under the circumstances. The company's financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm appointed by the Audit and Finance Committee of the Board of Directors. Management has made available to Ernst & Young LLP all of the company's financial records and related data, as well as the minutes of stockholders' and directors' meetings.

Assessment of Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Phillips 66's internal control system was designed to provide reasonable assurance to the company's management and directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded the company's internal control over financial reporting was effective as of December 31, 2023.

Ernst & Young LLP has issued an audit report on the company's internal control over financial reporting as of December 31, 2023, and their report is included herein.

/s/ Mark E. Lashier   /s/ Kevin J. Mitchell

Mark E. Lashier   **Kevin J. Mitchell**
President and Chief Executive Officer   Executive Vice President and
                                                                                      Chief Financial Officer

Date: February 21, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Phillips 66

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Phillips 66 (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audits and, for 2023 and 2022, the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We did not audit the 2023 and 2022 financial statements of DCP Midstream, LP (DCP LP), a consolidated subsidiary, which reflect total assets constituting approximately 14% and 18% at December 31, 2023 and 2022 respectively, and total revenues constituting approximately 4% in 2023 and 3% in 2022 for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DCP LP for 2023 and 2022, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment of Certain Equity Method Investments

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company assesses investments in nonconsolidated entities accounted for under the equity method for impairment when changes in the facts and circumstances indicate a loss in value has occurred.
	As discussed in Note 8 to the consolidated financial statements, the Company owns a 50% interest in WRB Refining LP (WRB), a joint venture that owns the Wood River and Borger refineries. The carrying value of the Company's investment in WRB was $2.7 billion as of December 31, 2023.
	WRB's earnings are subject to variability as they are dependent on market conditions, as well as the utilization of its refineries. Accordingly, significant judgment is required in determining whether events or changes in circumstances indicate a loss in value may have occurred that is indicative of a possible impairment.
	We determined that the identification and evaluation of events or changes in circumstances indicating that the carrying value of the investment in WRB may not be recoverable is a critical audit matter because of the judgement and assumptions management uses to perform its identification and evaluation of such factors.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for identifying and evaluating events or changes in circumstances that would indicate that the carrying value of the investment in WRB may not be recoverable and performed a walkthrough of the Company's process and controls.
	Our evaluation of the Company's analysis included an assessment of whether events or changes in circumstances indicating that the carrying value of the investment in WRB may not be recoverable were appropriately identified and evaluated by the Company. This included, but was not limited to, an evaluation of the investee's earnings history and an evaluation of the sustainability of the investee's earnings under current and expected market conditions. We exercised professional judgment based on our knowledge of the industry and the investee's business to assess the appropriateness of management's evaluation and conclusions. For example, we performed inquiries of management, considered WRB's historical operating results, reviewed the projected investment recovery period, and assessed current and expected market conditions affecting WRB's results. We performed an independent assessment using both internally and externally available information, such as utilization and margins for WRB's and other regional refineries, as well as forecasted prices, market crack spreads and demand. We also considered other information, such as the Company's internal valuations, to identify evidence contrary to management's conclusion. Additionally, we evaluated management's process to accurately forecast future operating income by comparing actual results to budgeted results.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2011.

Houston, Texas
February 21, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Phillips 66

Opinion on Internal Control over Financial Reporting

We have audited Phillips 66's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Phillips 66 (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of DCP Midstream, LP whose financial statements reflect total assets and sales constituting 14% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023. The effectiveness of DCP Midstream, LP's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of DCP Midstream, LP's internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 21, 2024, expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included under the heading "Assessment of Internal Control Over Financial Reporting" in the accompanying "Report of Management." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Houston, Texas
February 21, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors of DCP Midstream GP, LLC and the Unitholders of DCP Midstream, LP

Opinion on the Financial Statements

We have audited the consolidated balance sheets of DCP Midstream, LP and subsidiaries (the "Partnership") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements") (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Gulf Coast Express Pipeline, LLC, the Partnership's investment which is accounted for by use of the equity method. The consolidated financial statements of the Partnership include its equity investment in Gulf Coast Express Pipeline, LLC of $385 million and $408 million as of December 31, 2023 and 2022, and its equity earnings in Gulf Coast Express Pipeline, LLC of $68 million and $67 million for the years ended December 31, 2023 and 2022, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gulf Coast Express Pipeline, LLC is based solely on the report of the other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and in accordance with auditing standards generally accepted in the United States of America, the Partnership's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2024, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to those charged with governance and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Property, Plant and Equipment, Net - Determination of Impairment Indicators and Recoverability Analysis for Asset Grouping in the South Region – Refer to Notes 2, 9 and 12 to the financial statements

Critical Audit Matter Description

The Partnership evaluates on a quarterly basis whether the carrying value of long-lived assets should be impaired when circumstances indicate the carrying value of such long-lived assets may not be recoverable. Management considers various factors when determining if long-lived assets should be evaluated for impairment including a significant adverse change in the legal or business climate, a current period operating or cash flow loss combined with a history of losses, an accumulation of costs significantly in excess of the amount originally expected, a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in the market value of an asset, or a current expectation that the asset will be sold or otherwise disposed of before the end of its useful life.

The Partnership's determination of whether impairment indicators exist for long lived assets requires management to apply significant judgments and assumptions. When events or circumstances exist that indicate the carrying value of long-lived assets may not be recoverable, the Partnership evaluates its long-lived assets for impairment by comparing the carrying amount of the applicable asset group to the sum of the undiscounted cash flows expected to result from the use of the asset ("recoverability analysis") using the income approach and selecting a discount rate reflective of the risk inherent in future cash flows, and applying that discount rate to the cash flow projections. If management determines the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value. This analysis resulted in management determining that an impairment triggering event had occurred at a certain asset group in the South region of the Gathering and Processing segment. The triggering event is a reflection of the diminished probability of new well connects and margin degradation, commodity prices in the recently prepared budget forecasts, and a negative outlook for long-term production volume forecasts. Management prepared a recoverability analysis and recognized a $209 million impairment loss for the year ended December 31, 2023.

We considered the identification of impairment indicators for property, plant and equipment and the associated recoverability analysis as a critical audit matter because of the significant assumptions that management makes when determining whether events or changes in circumstances have occurred or could occur indicating that the carrying amounts of property, plant and equipment may not be recoverable as well as the significant judgements and assumptions made in the undiscounted cash flow analysis used to evaluate recoverability. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to selection of the discount rate, the terminal value multiple, forecasted future gathering and processing volumes and future commodity pricing.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the identification of impairment indicators for long-lived assets included the following, among others:

- We tested the effectiveness of internal controls over financial reporting related to management's identification of possible impairment indicators for long-lived assets that may indicate the carrying amount of long-lived assets may not be recoverable.

- We tested the effectiveness of controls over estimates of future volumes of raw natural gas, or other applicable throughput.

- We evaluated management's analysis of impairment indicators by:
  - Considering industry and analysts reports and the impact of macroeconomic factors, such as adverse changes in the regulatory environment, legislation, significant weather events or other factors that may represent impairment indicators not previously contemplated in management's analysis
  - Evaluating management's forecasts by comparing such forecasts to recent results of operations
  - Inquiry of management over whether long-lived assets may be sold or otherwise disposed of significantly before the end of the assets' previously estimated useful life
  - Inspecting minutes of the board of directors and committees of executive management to understand if there were factors that would represent potential impairment indicators for long-lived assets

Our further audit procedures on the recoverability analysis included evaluating Management's significant inputs, including forecasted gathering and processing volumes, future commodity prices, the terminal value multiple, and the selection of the discount rate applied to estimated future cash flows included in Management's cash flow model, included the following, among others:

- We tested the effectiveness of internal controls over financial reporting related to management's preparation and review of significant underlying assumptions used in the undiscounted cash flow model
- For asset groups for which a recoverability analysis was performed, we evaluated management's estimates for significant inputs by:
  - Evaluating the reasonableness of volumetric assumptions by comparing forecasts to permits and rig count data including researching industry trends
  - Performing a sensitivity analysis to evaluate the change in undiscounted cash flows that would result from changes in significant underlying assumptions
  - Performing a lookback analysis by comparing historical results to management's future assumptions to assess the reasonableness of estimates
  - Evaluating the reasonableness of management's future commodity pricing forecasts by comparing to independent analysts' estimates
- With the assistance of our Internal fair value specialists, we evaluated the reasonableness of the discount rate and terminal value multiple by:
  - Evaluating the appropriateness of the mathematical model used to develop the discount rate
  - Evaluating the guideline public companies selected by management and used in the selection of the discount rate considering the comparability of operations to those of the Partnership
  - Developing a range of independent estimates of the discount rate by independently obtaining information to estimate components of the discount rate, including the cost of debt capital, the cost of equity capital, and debt-to-equity ratio
  - Evaluating the terminal value multiple in comparison to recent valuation metrics for companies of similar operations

/s/ Deloitte & Touche LLP

Denver, Colorado
February 21, 2024

We have served as the Partnership's auditor since 2004.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of DCP Midstream GP, LLC and the Unitholders of DCP Midstream, LP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DCP Midstream, LP and subsidiaries (the "Partnership") as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements as of and for the year ended December 31, 2023, of the Partnership (not presented herein) and our report dated February 21, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting (not presented herein). Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Denver, Colorado
February 21, 2024

Years Ended December 31		2023	2022	2021
		Millions of Dollars		
Revenues and Other Income				
Sales and other operating revenues	$	147,399	169,990	111,476
Equity in earnings of affiliates		2,017	2,968	2,904
Net gain on dispositions		115	7	18
Other income		359	2,737	454
Total Revenues and Other Income		149,890	175,702	114,852
Costs and Expenses				
Purchased crude oil and products		128,086	149,932	102,102
Operating expenses		6,154	6,111	5,147
Selling, general and administrative expenses		2,525	2,168	1,744
Depreciation and amortization		1,977	1,629	1,605
Impairments		24	60	1,498
Taxes other than income taxes		707	530	410
Accretion on discounted liabilities		29	23	24
Interest and debt expense		897	619	581
Foreign currency transaction (gains) losses		22	(9)	1
Total Costs and Expenses		140,421	161,063	113,112
Income before income taxes		9,469	14,639	1,740
Income tax expense		2,230	3,248	146
Net Income		7,239	11,391	1,594
Less: net income attributable to noncontrolling interests		224	367	277
Net Income Attributable to Phillips 66	$	7,015	11,024	1,317
Net Income Attributable to Phillips 66 Per Share of Common Stock *(dollars)*				
Basic	$	15.56	23.36	2.97
Diluted		15.48	23.27	2.97
Weighted-Average Common Shares Outstanding *(thousands)*				
Basic		450,136	471,497	440,028
Diluted		453,210	473,731	440,364

See Notes to Consolidated Financial Statements.

Years Ended December 31	Millions of Dollars		
	2023	2022	2021
Net Income	$ **7,239**	11,391	1,594
Other comprehensive income (loss)			
Defined benefit plans			
Net actuarial gain (loss) arising during the period	**(11)**	191	320
Amortization of net actuarial loss, prior service credit and settlements	**19**	90	122
Plans sponsored by equity affiliates	**(8)**	80	96
Income taxes on defined benefit plans	**2**	(85)	(127)
Defined benefit plans, net of income taxes	**2**	276	411
Foreign currency translation adjustments	**182**	(295)	(74)
Income taxes on foreign currency translation adjustments	**(3)**	4	4
Foreign currency translation adjustments, net of income taxes	**179**	(291)	(70)
Cash flow hedges	**(3)**	—	3
Income taxes on hedging activities	**—**	—	—
Hedging activities, net of income taxes	**(3)**	—	3
Other Comprehensive Income (Loss), Net of Income Taxes	**178**	(15)	344
Comprehensive Income	**7,417**	11,376	1,938
Less: comprehensive income attributable to noncontrolling interests	**224**	367	277
Comprehensive Income Attributable to Phillips 66	$ **7,193**	11,009	1,661

See Notes to Consolidated Financial Statements.

At December 31		Millions of Dollars	
		2023	2022
Assets			
Cash and cash equivalents	$	**3,323**	6,133
Accounts and notes receivable (net of allowances of $71 million in 2023 and $67 million in 2022)		**10,483**	9,497
Accounts and notes receivable—related parties		**1,247**	1,488
Inventories		**3,750**	3,276
Prepaid expenses and other current assets		**1,138**	1,528
Total Current Assets		**19,941**	21,922
Investments and long-term receivables		**15,302**	14,950
Net properties, plants and equipment		**35,712**	35,163
Goodwill		**1,550**	1,486
Intangibles		**920**	831
Other assets		**2,076**	2,090
Total Assets	$	**75,501**	76,442
Liabilities			
Accounts payable	$	**10,332**	10,748
Accounts payable—related parties		**569**	575
Short-term debt		**1,482**	529
Accrued income and other taxes		**1,200**	1,397
Employee benefit obligations		**863**	764
Other accruals		**1,410**	1,876
Total Current Liabilities		**15,856**	15,889
Long-term debt		**17,877**	16,661
Asset retirement obligations and accrued environmental costs		**864**	879
Deferred income taxes		**7,424**	6,671
Employee benefit obligations		**630**	937
Other liabilities and deferred credits		**1,200**	1,299
Total Liabilities		**43,851**	42,336
Equity			
Common stock (2,500,000,000 shares authorized at $0.01 par value) Issued (2023—654,842,101 shares; 2022—652,373,645 shares)			
Par value		**7**	7
Capital in excess of par		**19,650**	19,791
Treasury stock (at cost: 2023—224,377,439 shares; 2022—186,529,667 shares)		**(19,342)**	(15,276)
Retained earnings		**30,550**	25,432
Accumulated other comprehensive loss		**(282)**	(460)
Total Stockholders' Equity		**30,583**	29,494
Noncontrolling interests		**1,067**	4,612
Total Equity		**31,650**	34,106
Total Liabilities and Equity	$	**75,501**	76,442

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows   **Phillips 66**

		Millions of Dollars	
Years Ended December 31	**2023**	2022	2021
Cash Flows From Operating Activities			
Net income	$ **7,239**	11,391	1,594
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**1,977**	1,629	1,605
Impairments	**24**	60	1,498
Accretion on discounted liabilities	**29**	23	24
Deferred income taxes	**840**	1,320	(272)
Undistributed equity earnings	**(822)**	(1,308)	(128)
Loss on early redemption of debt	**53**	—	—
Net gain on dispositions	**(115)**	(7)	(7)
Gain related to merger of businesses	**—**	(3,013)	—
Unrealized investment (gain) loss	**38**	433	(365)
Other	**(419)**	217	(51)
Working capital adjustments			
Accounts and notes receivable	**(696)**	(2,073)	(922)
Inventories	**(245)**	74	511
Prepaid expenses and other current assets	**269**	(249)	(339)
Accounts payable	**(480)**	1,736	2,925
Taxes and other accruals	**(663)**	580	(56)
Net Cash Provided by Operating Activities	**7,029**	10,813	6,017
Cash Flows From Investing Activities			
Capital expenditures and investments	**(2,418)**	(2,194)	(1,860)
Return of investments in equity affiliates	**201**	125	267
Proceeds from asset dispositions	**392**	4	27
Advances/loans—related parties	**—**	(75)	(310)
Collection of advances/loans—related parties	**3**	662	2
Other	**32**	(10)	2
Net Cash Used in Investing Activities	**(1,790)**	(1,488)	(1,872)
Cash Flows From Financing Activities			
Issuance of debt	**6,260**	453	1,443
Repayment of debt	**(4,252)**	(2,883)	(2,954)
Issuance of common stock	**123**	103	26
Repurchase of common stock	**(4,014)**	(1,513)	—
Dividends paid on common stock	**(1,882)**	(1,793)	(1,585)
Distributions to noncontrolling interests	**(163)**	(185)	(324)
Repurchase of noncontrolling interests	**(4,067)**	(500)	(24)
Other	**(97)**	(70)	(52)
Net Cash Used in Financing Activities	**(8,092)**	(6,388)	(3,470)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**43**	49	(42)
Net Change in Cash and Cash Equivalents	**(2,810)**	2,986	633
Cash and cash equivalents at beginning of year	**6,133**	3,147	2,514
Cash and Cash Equivalents at End of Year	$ **3,323**	6,133	3,147

See Notes to Consolidated Financial Statements.

		Millions of Dollars					
		Attributable to Phillips 66					
		Common Stock					
	Par Value	Capital in Excess of Par	Treasury Stock	Retained Earnings	Accum. Other Comprehensive Loss	Noncontrolling Interests	Total
December 31, 2020	$ 6	20,383	(17,116)	16,500	(789)	2,539	21,523
Net income	—	—	—	1,317	—	277	1,594
Other comprehensive income	—	—	—	—	344	—	344
Dividends paid on common stock	—	—	—	(1,585)	—	—	(1,585)
Distributions to noncontrolling interests	—	—	—	—	—	(324)	(324)
Repurchase of noncontrolling interests	—	—	—	(2)	—	(21)	(23)
Benefit plan activity	1	121	—	(14)	—	—	108
December 31, 2021	7	20,504	(17,116)	16,216	(445)	2,471	21,637
Net income	—	—	—	11,024	—	367	11,391
Other comprehensive loss	—	—	—	—	(15)	—	(15)
Dividends paid on common stock	—	—	—	(1,793)	—	—	(1,793)
Repurchase of common stock	—	—	(1,540)	—	—	—	(1,540)
Distributions to noncontrolling interests	—	—	—	—	—	(185)	(185)
Acquisition of noncontrolling interest in Phillips 66 Partners LP	—	(901)	3,380	—	—	(2,163)	316
Merger of DCP Midstream, LLC and Gray Oak Holdings LLC	—	—	—	—	—	4,622	4,622
Acquisition of noncontrolling interest in DCP Midstream, LP	—	—	—	—	—	(500)	(500)
Benefit plan activity	—	188	—	(15)	—	—	173
December 31, 2022	7	19,791	(15,276)	25,432	(460)	4,612	34,106
Net income	—	—	—	7,015	—	224	7,239
Other comprehensive income	—	—	—	—	178	—	178
Dividends paid on common stock	—	—	—	(1,882)	—	—	(1,882)
Repurchase of common stock	—	—	(4,066)	—	—	—	(4,066)
Distributions to noncontrolling interests	—	—	—	—	—	(163)	(163)
Acquisition of noncontrolling interest in DCP Midstream, LP	—	(361)	—	—	—	(3,613)	(3,974)
Benefit plan activity and other	—	220	—	(15)	—	7	212
December 31, 2023	$ 7	19,650	(19,342)	30,550	(282)	1,067	31,650

	Shares	
	Common Stock Issued	Treasury Stock
December 31, 2020	648,643,223	211,771,827
Shares issued—share-based compensation	1,383,095	—
December 31, 2021	650,026,318	211,771,827
Repurchase of common stock	—	16,583,076
Shares issued—share-based compensation	2,347,327	—
Shares issued—acquisition of noncontrolling interest in Phillips 66 Partners LP	—	(41,825,236)
December 31, 2022	652,373,645	186,529,667
Repurchase of common stock	—	**37,847,772**
Shares issued—share-based compensation	**2,468,456**	—
December 31, 2023	**654,842,101**	**224,377,439**

	Dollars	
Years Ended December 31		Dividends Paid Per Share of Common Stock
2021	$	3.62
2022		3.83
2023	**$**	**4.20**

See Notes to Consolidated Financial Statements.

Note 1—Summary of Significant Accounting Policies

Consolidation Principles and Investments
Our consolidated financial statements include the accounts of majority-owned, controlled subsidiaries and variable interest entities (VIEs) where we are the primary beneficiary. Undivided interests in pipelines, natural gas plants and terminals are consolidated on a proportionate basis. See Note 29—DCP Midstream Class A Segment for further discussion about a significant VIE that we began consolidating in August 2022, and Note 30—Phillips 66 Partners LP, for further discussion regarding our merger with Phillips 66 Partners LP (Phillips 66 Partners).

The equity method is used to account for investments in affiliates in which we have the ability to exert significant influence over the affiliates' operating and financial policies, including VIEs, of which we are not the primary beneficiary. Other securities and investments are generally carried at fair value, or cost less impairments, if any, adjusted up or down for price changes in similar financial instruments issued by the investee, when and if observed. See Note 8—Investments, Loans and Long-Term Receivables, for further discussion on our significant unconsolidated VIEs.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Foreign Currency
Adjustments resulting from the process of translating financial statements with foreign functional currencies into U.S. dollars are included in accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses result from remeasuring monetary assets and liabilities denominated in a foreign currency into the functional currency of our subsidiary holding the asset or liability. We include these transaction gains and losses in current earnings (loss). Most of our foreign operations use their local currency as the functional currency.

Cash Equivalents
Cash equivalents are highly liquid, short-term investments that are readily convertible to known amounts of cash and will mature within 90 days or less from the date of acquisition. We carry these investments at cost plus accrued interest.

Inventories
We have several valuation methods for our various types of inventories and consistently use the following methods for each type of inventory. Crude oil and petroleum products inventories are valued at the lower of cost or market in the aggregate, primarily on the last-in, first-out (LIFO) basis. Any necessary lower-of-cost-or-market write-downs at year end are recorded as permanent adjustments to the LIFO cost basis. LIFO is used to better match current inventory costs with current revenues and to meet tax-conformity requirements. Costs include both direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies inventories are valued using the weighted-average-cost method.

Fair Value Measurements
We categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability that are used to measure fair value to the extent that relevant observable inputs are not available, and that reflect the assumptions we believe market participants would use when pricing an asset or liability for which there is little, if any, market activity at the measurement date.

Derivative Instruments

Derivative instruments, except those designated as normal purchases and normal sales, are recorded on the balance sheet at fair value. We have master netting agreements with most of our exchange-cleared instrument counterparties and certain of our counterparties to other commodity instrument contracts (e.g., physical commodity forward contracts). We have elected to net derivative assets and liabilities with the same counterparty on the balance sheet if the legal right of offset exists and certain other criteria are met. When applicable, we also net collateral payables and receivables against derivative assets and derivative liabilities, respectively.

Recognition and classification of the gain or loss that results from recording and adjusting a derivative to fair value depends on the purpose for issuing or holding the derivative. All realized and unrealized gains and losses from derivative instruments for which we do not apply hedge accounting are immediately recognized in our consolidated statement of income. Unrealized gains or losses from derivative instruments that qualify for and are designated as cash flow hedges are recognized in other comprehensive income (loss) and appear on the balance sheet in accumulated other comprehensive income (loss) until the hedged transactions are recognized in earnings. However, to the extent the change in the fair value of a derivative instrument exceeds the change in the anticipated cash flows of the hedged transaction, the excess gain or loss is recognized immediately in earnings.

Loans and Long-Term Receivables

We enter into agreements with other parties to pursue business opportunities, which may require us to provide loans or advances to certain affiliated and nonaffiliated companies. Loans are recorded when cash is transferred or seller financing is provided to the affiliated or nonaffiliated company pursuant to a loan agreement. The loan balance will increase as interest is earned on the outstanding loan balance and will decrease as interest and principal payments are received. Interest is earned at the loan agreement's stated interest rate. Loans and long-term receivables are evaluated for impairment based on an expected credit loss assessment.

Impairment of Investments in Nonconsolidated Entities

Investments in nonconsolidated entities accounted for under the equity method are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred. When indicators exist, the fair value is estimated and compared to the investment carrying value. If any impairment is judgmentally determined to be other than temporary, the carrying value of the investment is written down to fair value. The fair value of the impaired investment is determined based on quoted market prices, if available, or upon the present value of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants and observed market earnings multiples of comparable companies.

Depreciation and Amortization

Depreciation and amortization of properties, plants and equipment (PP&E) are determined by either the individual-unit-straight-line method or the group-straight-line method (for those individual units that are highly integrated with other units).

Capitalized Interest

A portion of interest from external borrowings is capitalized on major projects with an expected construction period of one year or longer. Capitalized interest is added to the cost of the related asset, and is amortized over the useful life of the related asset.

Impairment of Properties, Plants and Equipment

PP&E used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If indicators of potential impairment exist, an undiscounted cash flow test is performed. If the sum of the undiscounted expected future before-tax cash flows of an asset group is less than the carrying value of the asset group, including applicable liabilities, the carrying value of the PP&E included in the asset group is written down to estimated fair value and the write down is reported in the "Impairments" line item on our consolidated statement of income in the period in which the impairment determination is made. Individual assets are grouped for impairment testing purposes at the lowest level for which identifiable cash flows are available. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined using one or more of the following methods: the present values of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants; a market multiple of earnings for similar assets; historical market transactions for similar assets, adjusted using principal market participant assumptions when necessary; or replacement cost adjusted for physical deterioration and economic obsolescence. Long-lived assets held for sale are accounted for at the lower of amortized cost or fair value, less cost to sell, with fair value determined using a binding negotiated price, if available, estimated replacement cost, or present value of expected future cash flows as previously described.

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future volumes, prices, costs, margins and capital project decisions, considering all available evidence at the date of review.

Property Dispositions

When complete units of depreciable property are sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the "Net gain on dispositions" line item on our consolidated statement of income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in a business combination. Goodwill is not amortized, but is assessed for impairment annually and when events or changes in circumstance indicate that the fair value of a reporting unit with goodwill is below its carrying value. The impairment assessment requires allocating goodwill and other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, an impairment is recognized for the amount by which the book value exceeds the reporting unit's fair value. A goodwill impairment cannot exceed the total amount of goodwill allocated to that reporting unit. For purposes of assessing goodwill for impairment, we have two reporting units with goodwill balances at our 2023 testing date: Transportation and Marketing and Specialties (M&S).

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives are amortized using the straight-line method over their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. Each reporting period, we evaluate intangible assets with indefinite useful lives to determine whether events and circumstances continue to support this classification. Indefinite-lived intangible assets are considered impaired if their fair value is lower than their net book value. The fair value of intangible assets is determined based on quoted market prices in active markets, if available. If quoted market prices are not available, the fair value of intangible assets is determined based upon the present values of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants, or upon estimated replacement cost, if expected future cash flows from the intangible asset are not determinable.

Asset Retirement Obligations

When we have a legal obligation to incur costs to retire an asset, we record a liability in the period in which the obligation was incurred provided that a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made at the time the obligation arises, we record the liability when sufficient information is available to estimate its fair value. When a liability is initially recorded, we capitalize the costs by increasing the carrying amount of the related PP&E. Over time, the liability is increased for changes in present value, and the capitalized costs in PP&E are depreciated over the useful life of the related assets. If our estimate of the liability changes after initial recognition, we record an adjustment to the liability and PP&E.

Our practice is to keep our refining and other processing assets in good operating condition through routine repair and maintenance of component parts in the ordinary course of business and by continuing to make improvements based on technological advances. As a result, we believe that generally these assets have no expected retirement dates for purposes of estimating asset retirement obligations since the dates or ranges of dates upon which we would retire these assets cannot be reasonably estimated at this time. We will recognize liabilities for these obligations in the period when sufficient information becomes available to estimate a date or range of potential retirement dates.

Environmental Costs

Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations, and those having no future economic benefit, are expensed. When environmental assessments or cleanups are probable and the costs can be reasonably estimated, environmental expenditures are accrued on an undiscounted basis (unless acquired in a business combination). Recoveries of environmental remediation costs from other parties, such as state reimbursement funds, are recorded as a reduction to environmental expenditures.

Guarantees

The fair value of a guarantee is determined and recorded as a liability at the time the guarantee is given. The initial liability is subsequently reduced as we are released from exposure under the guarantee. We amortize the guarantee liability over the relevant time period, if one exists, based on the facts and circumstances surrounding each type of guarantee. We amortize the guarantee liability to the related statement of income line item based on the nature of the guarantee. In cases where the guarantee term is indefinite, we reverse the liability when we have information to support the reversal. When the performance on the guarantee becomes probable and the liability can be reasonably estimated, we accrue a separate liability for the excess amount above the guarantee's book value based on the facts and circumstances at that time. We reverse the fair value liability only when there is no further exposure under the guarantee.

Treasury Stock

We record treasury stock purchases at cost, which includes related transaction costs. Amounts are recorded as reductions of stockholders' equity on the consolidated balance sheet. Common stock reissued from treasury stock is valued based on the average cost of historical repurchases.

Revenue Recognition

Our revenues are primarily associated with sales of refined petroleum products, crude oil, natural gas liquids (NGL) and natural gas. Each gallon, or other unit of measure of product, is separately identifiable and represents a distinct performance obligation to which a transaction price is allocated. The transaction prices of our contracts with customers are either fixed or variable, with variable pricing based upon various market indices. For our contracts that include variable consideration, we utilize the variable consideration allocation exception, whereby the variable consideration is only allocated to the performance obligations that are satisfied during the period. The related revenue is recognized at a point in time when control passes to the customer, which is when title and the risk of ownership passes to the customer and physical delivery of goods occurs, either immediately or within a fixed delivery schedule that is reasonable and customary in the industry. The payment terms with our customers vary based on the product or service provided, but usually are 30 days or less.

Revenues associated with pipeline transportation services are recognized at a point in time when the volumes are delivered based on contractual rates. Revenues associated with terminaling and storage services are recognized over time as the services are performed based on throughput volume or capacity utilization at contractual rates.

Revenues associated with transactions commonly called buy/sell contracts, in which the purchase and sale of inventory with the same counterparty are entered into in contemplation of one another, are combined and reported in the "Purchased crude oil and products" line item on our consolidated statement of income (i.e., these transactions are recorded net).

Taxes Collected from Customers and Remitted to Governmental Authorities

Excise taxes on sales of refined petroleum products charged to our customers are presented net of taxes on sales of refined petroleum products payable to governmental authorities in the "Taxes other than income taxes" line item on our consolidated statement of income. Other sales and value-added taxes are recorded net in the "Taxes other than income taxes" line item on our consolidated statement of income.

Shipping and Handling Costs

We have elected to account for shipping and handling costs as fulfillment activities and include these activities in the "Purchased crude oil and products" line item on our consolidated statement of income. Freight costs billed to customers are recorded in "Sales and other operating revenues."

Maintenance and Repairs

Costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Major refinery maintenance turnarounds are expensed as incurred.

Share-Based Compensation

We recognize share-based compensation expense over the shorter of: (1) the service period (i.e., the stated period of time required to earn the award); or (2) the period beginning at the start of the service period and ending when an employee first becomes eligible for retirement, but not less than ten months for shared-based payment awards granted in 2023 and not less than six months for share-based payment awards granted prior to 2023 as those are the minimum periods of time required for awards not to be subject to forfeiture. Our equity-classified programs generally provide accelerated vesting (i.e., a waiver of the remaining period of service required to earn an award) for awards held by employees at the time they become eligible for retirement (at age 55 with 5 years of service). We have elected to recognize expense on a straight-line basis over the service period for the entire award, irrespective of whether the award was granted with ratable or cliff vesting, and have elected to recognize forfeitures of awards when they occur.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that includes the enactment date. Income tax effects are released from accumulated other comprehensive loss to retained earnings, when applicable, on an individual item basis as those items are reclassified into income. Interest related to unrecognized income tax benefits is reflected in the "Interest and debt expense" line item, and penalties in the "Operating expenses" or "Selling, general and administrative expenses" line items on our consolidated statement of income.

Note 2—Changes in Accounting Principles

Effective January 1, 2023, we adopted ASU 2022-04, "Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations." This ASU requires the buyer in a supplier finance program to disclose qualitative and quantitative information about the program. At the time of adoption, this ASU did not have a material impact on our consolidated financial statements.

Effective January 1, 2022, we early adopted ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." This pronouncement requires application of ASC 606 "Revenue from Contracts with Customers" ("Topic 606") to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

Effective October 1, 2021, we adopted ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" and ASU 2021-01, "Reference Rate Reform (Topic 848): Scope." These pronouncements provide temporary optional expedients and exceptions to the current guidance on contracts, hedge relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. Amendments in ASU 2021-01 further clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. These pronouncements were effective upon issuance and applicable to contract modifications through December 31, 2022. On December 21, 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848." The ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. This pronouncement was also effective upon issuance. The adoption of these pronouncements did not impact our consolidated financial statements.

Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers

DCP Midstream, LLC and Gray Oak Holdings LLC Merger (DCP Midstream Merger)
On August 17, 2022, we and our co-venturer, Enbridge Inc. (Enbridge), agreed to merge DCP Midstream, LLC (DCP Midstream) and Gray Oak Holdings LLC (Gray Oak Holdings), with DCP Midstream as the surviving entity.

Prior to the DCP Midstream Merger, we and Enbridge each held a 50% interest and jointly governed DCP Midstream, whose primary assets are its general partner and limited partner interests in DCP Midstream, LP (DCP LP), and we each held indirect economic interests in DCP LP of 28.26%. DCP LP is a VIE because its limited partners do not have the ability to remove its general partner with a simple majority vote, nor do its limited partners have substantive participating rights in the significant decisions made in the ordinary course of business. DCP Midstream ultimately consolidates DCP LP because one of its wholly owned subsidiaries is the primary beneficiary of DCP LP.

We and Enbridge also held 65% and 35% interests, respectively, in Gray Oak Holdings, whose primary asset was a 65% noncontrolling interest in Gray Oak Pipeline, LLC (Gray Oak Pipeline). Our and Enbridge's indirect economic interests in Gray Oak Pipeline were 42.25% and 22.75%, respectively. We had voting control over and consolidated Gray Oak Holdings and reported Gray Oak Holdings' 65% interest in Gray Oak Pipeline as an equity investment and Enbridge's interest in Gray Oak Holdings as a noncontrolling interest.

In connection with the DCP Midstream Merger, we and Enbridge entered into a Third Amended and Restated Limited Liability Company Agreement of DCP Midstream (Amended and Restated LLC Agreement), which realigned the members' economic interests and governance responsibilities. Under the Amended and Restated LLC Agreement, two classes of membership interests in DCP Midstream were created, Class A and Class B, that are intended to track the assets, liabilities, revenues and expenses of the following operating segments of DCP Midstream:

- Class A Segment comprised of the businesses, activities, assets and liabilities of DCP LP and its subsidiaries and its general partner entities (DCP Midstream Class A Segment).

- Class B Segment comprised of the business, activities, assets and liabilities of Gray Oak Pipeline (DCP Midstream Class B Segment).

We hold a 76.64% Class A membership interest, which represents an indirect economic interest in DCP LP of 43.3%, and a 10% Class B membership interest, which represents an indirect economic interest in Gray Oak Pipeline of 6.5%. Enbridge holds the remaining Class A and Class B membership interests. We have been designated as the managing member of DCP Midstream Class A Segment and are responsible for conducting, directing and managing all activities associated with this segment, except as limited in certain instances. Enbridge has been designated as the managing member of DCP Midstream Class B Segment. Earnings and distributions from each segment are allocated to the members based on their membership interest in each membership class, except as otherwise provided.

DCP Midstream Class A Segment and DCP Midstream Class B Segment were determined to be silos under the variable interest consolidation model. As a result, DCP Midstream was also determined to be a VIE. We determined that we are the primary beneficiary of DCP Midstream Class A Segment because of the governance rights granted to us under the Amended and Restated LLC Agreement as managing member of the segment.

We hold a 33.33% direct ownership interest in DCP Sand Hills Pipeline, LLC (DCP Sand Hills) and DCP Southern Hills Pipeline, LLC (DCP Southern Hills). DCP LP holds the remaining 66.67% ownership interest in these entities. As a result of the governance rights granted to us over DCP Midstream Class A Segment and the governance rights we hold through our direct ownership interests, we obtained controlling financial interests in these entities in connection with the DCP Midstream Merger. As a result of the DCP Midstream Merger, our aggregate direct and indirect economic interests in DCP Sand Hills and DCP Southern Hills increased from 52.2% to 62.2%.

Starting on August 18, 2022, we began consolidating the financial results of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills and reporting the direct and indirect economic interests held by others in these entities as noncontrolling interests on our financial statements.

We account for our remaining indirect economic interest in Gray Oak Pipeline, now held through DCP Midstream Class B Segment, using the equity method of accounting. As a result of the DCP Midstream Merger, we derecognized Enbridge's noncontrolling interest in Gray Oak Holdings.

We accounted for our consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills as a business combination using the acquisition method of accounting. See Note 4—Business Combinations, for additional information regarding our accounting for this transaction. See Note 29—DCP Midstream Class A Segment, for additional information regarding our variable interest in DCP Midstream Class A Segment.

DCP Midstream, LP Merger (DCP LP Merger)
On June 15, 2023, we completed the acquisition of all publicly held common units of DCP LP pursuant to the terms of the Agreement and Plan of Merger, dated as of January 5, 2023 (DCP LP Merger Agreement). The DCP LP Merger Agreement was entered into with DCP LP, its subsidiaries and its general partner entities, pursuant to which one of our wholly owned subsidiaries merged with and into DCP LP, with DCP LP surviving as a Delaware limited partnership. Under the terms of the DCP LP Merger Agreement, at the effective time of the DCP LP Merger, each publicly held common unit representing a limited partner interest in DCP LP (other than the common units owned by DCP Midstream and its subsidiaries) issued and outstanding as of immediately prior to the effective time was converted into the right to receive $41.75 per common unit in cash. We accounted for the DCP LP Merger as an equity transaction. The DCP LP Merger increased our aggregate direct and indirect economic interest in DCP LP from 43.3% to 86.8% and our aggregate direct and indirect economic interests in DCP Sand Hills and DCP Southern Hills increased from 62.2% to 91.2%.

See Note 29—DCP Midstream Class A Segment, for additional information regarding the equity transaction.

Note 4—Business Combinations

Marketing and Specialties Acquisition
On August 1, 2023, our M&S segment acquired a marketing business on the U.S. West Coast for total consideration of $269 million. These operations were acquired to support the placement of renewable diesel that will be produced by our Rodeo renewable fuels facility. At December 31, 2023, we provisionally recorded $146 million of amortizable intangible assets, primarily customer relationships; $82 million of PP&E, including finance lease right of use assets; $40 million of net working capital; $64 million of goodwill; and $63 million of finance lease liabilities for this acquisition. The fair values of the assets acquired and liabilities assumed are preliminary and subject to change until we finalize our accounting for this acquisition.

DCP Midstream Merger
On August 17, 2022, we realigned our economic interest in, and governance rights over, DCP Midstream and Gray Oak Holdings through the DCP Midstream Merger, with DCP Midstream as the surviving entity. As part of the DCP Midstream Merger, we transferred a 35.75% indirect economic interest in Gray Oak Pipeline and contributed $404 million of cash to DCP Midstream, which was then paid to Enbridge, in return for a 15.05% incremental indirect economic ownership interest in DCP LP. As noted above, the additional governance rights we were granted as part of this transaction resulted in us consolidating DCP Midstream Class A Segment, as well as DCP Sand Hills and DCP Southern Hills. Given the nature of this transaction, we have accounted for the consolidation of these entities using the acquisition method of accounting.

The components of the fair value of the DCP Midstream Merger consideration are:

	Millions of Dollars
Cash contributed	$ 404
Fair value of transferred equity interest	634
Fair value of previously held equity interests	3,853
Total merger consideration	$ 4,891

The aggregate purchase consideration noted above was allocated to the assets acquired and liabilities assumed of the entities consolidated based upon their estimated fair values as of the DCP Midstream Merger on August 17, 2022. We finalized the valuation of the assets acquired and liabilities assumed during the three months ended September 30, 2023, prior to the end of the one-year measurement period on August 16, 2023.

The following table shows the purchase price allocation as of the date of the DCP Midstream Merger, and cumulative adjustments we made during the measurement period:

	Millions of Dollars		
Fair value of assets acquired:	As Originally Reported	Adjustments	As Adjusted
Cash and cash equivalents	$ 98	—	98
Accounts and notes receivable	1,003	—	1,003
Inventories	74	238	312
Prepaid expenses and other current assets	439	13	452
Investments and long-term receivables	2,192	(125)	2,067
Properties, plants and equipment	12,837	193	13,030
Intangibles	36	(36)	—
Other assets	343	(158)	185
Total assets acquired	17,022	125	17,147
Fair value of liabilities assumed:			
Accounts payable	912	3	915
Short-term debt	625	(2)	623
Accrued income and other taxes	107	13	120
Employee benefit obligation—current	50	22	72
Other accruals	497	(6)	491
Long-term debt	4,541	40	4,581
Asset retirement obligations and accrued environmental costs	168	16	184
Deferred income taxes	40	14	54
Employee benefit obligations	54	—	54
Other liabilities and deferred credits	227	36	263
Total liabilities assumed	7,221	136	7,357
Fair value of net assets	9,801	(11)	**9,790**
Less: Fair value of noncontrolling interests	4,910	(11)	4,899
Total merger consideration	$ 4,891	—	**4,891**

The adjustments reflected in the table above include reclassification adjustments we made to the purchase price allocation to conform with our historical presentation and adjustments we made to the estimated fair value of certain assets acquired and liabilities assumed during the measurement period. The adjustments to our purchase price allocation recorded during the measurement period were not material. See Note 18—Fair Value Measurements, for additional information on the determination of the fair value of the DCP Midstream Merger.

In connection with the DCP Midstream Merger, we recognized before-tax gains totaling $2,831 million from remeasuring our previously held equity investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills to their fair values and a before tax gain of $182 million related to the transfer of a 35.75% indirect economic interest in Gray Oak Pipeline to our co-venturer. These before-tax gains are included in the "Other income" line item in our consolidated statement of income for the year ended December 31, 2022, and are reported in the Midstream segment. See Note 18—Fair Value Measurements, for additional information on the determination of the fair value of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills.

The following "Sales and other operating revenues" and "Net Income Attributable to Phillips 66" of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills were included in our consolidated statement of income from August 18, 2022, forward, for the year ended December 31, 2022.

	Millions of Dollars
Sales and other operating revenues	$ 4,531
Net Income Attributable to Phillips 66	216

Unaudited Pro Forma Financial Information
The following unaudited pro forma financial information presents consolidated results for the years ending December 31, 2022, and 2021, as if the DCP Midstream Merger occurred on January 1, 2021. The unaudited pro forma information includes adjustments based on available information, and we believe the estimates and assumptions used are reasonable, and that the significant effects of the transactions are properly reflected in the unaudited pro forma information. An aggregate before-tax gain of $2,831 million was included in the pro forma financial information for the year ended December 31, 2021, which is related to the remeasurement of the previously held equity investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills to their fair values in connection with the DCP Midstream Merger. Adjustments related to the economic interest change in our equity investment in Gray Oak Pipeline were excluded from the pro forma financial information.

The unaudited pro forma financial information presented is for comparative purposes only and does not give effect to any potential synergies that could be achieved and is not necessarily indicative of the results of future operations.

	Year Ended December 31	
	2022	2021
Sales and other operating revenues *(millions)*	$ **177,127**	119,027
Net Income Attributable to Phillips 66 *(millions)*	**8,847**	3,360
Net Income Attributable to Phillips 66 per share—basic *(dollars)*	**18.74**	7.61
Net Income Attributable to Phillips 66 per share—diluted *(dollars)*	**18.68**	7.60

Note 5—Sales and Other Operating Revenues

Disaggregated Revenues
The following tables present our disaggregated sales and other operating revenues:

		Millions of Dollars		
		2023	2022	2021
Product Line and Services				
Refined petroleum products	$	**108,644**	131,798	89,020
Crude oil resales		**20,824**	20,574	12,801
NGL and natural gas		**14,467**	16,174	9,074
Services and other*		**3,464**	1,444	581
Consolidated sales and other operating revenues	$	**147,399**	169,990	111,476
Geographic Location**				
United States	$	**118,786**	136,995	87,973
United Kingdom		**14,642**	16,741	11,132
Germany		**5,547**	6,392	4,290
Other countries		**8,424**	9,862	8,081
Consolidated sales and other operating revenues	$	**147,399**	169,990	111,476

* Includes derivatives-related activities. See Note 17—Derivatives and Financial Instruments, for additional information.
** Sales and other operating revenues are attributable to countries based on the location of the operations generating the revenues.

Contract-Related Assets and Liabilities
At December 31, 2023 and 2022, receivables from contracts with customers were $9,638 million and $8,749 million, respectively. Significant noncustomer balances, such as buy/sell receivables and excise tax receivables, were excluded from these amounts.

Our contract-related assets also include payments we make to our marketing customers related to incentive programs. An incentive payment is initially recognized as an asset and subsequently amortized as a reduction to revenue over the contract term, which generally ranges from 5 to 15 years. At December 31, 2023 and 2022, our asset balances related to such payments were $537 million and $505 million, respectively.

Our contract liabilities primarily represent advances from our customers prior to product or service delivery. At December 31, 2023 and 2022, contract liabilities were $187 million and $156 million, respectively.

Remaining Performance Obligations
Most of our contracts with customers are spot contracts or term contracts with only variable consideration. We do not disclose remaining performance obligations for these contracts as the expected duration is one year or less or because the variable consideration has been allocated entirely to an unsatisfied performance obligation. We also have certain contracts in our Midstream segment that include minimum volume commitments with fixed pricing. At December 31, 2023, the remaining performance obligations related to these minimum volume commitment contracts amounted to $365 million. This amount excludes variable consideration and estimates of variable rate escalation clauses in our contracts with customers, and is expected to be recognized through 2031 with a weighted average remaining life of two years as of December 31, 2023.

Note 6—Credit Losses

We are exposed to credit losses primarily through our sales of refined petroleum products, crude oil, NGL and natural gas. We assess each counterparty's ability to pay for the products we sell by conducting a credit review. The credit review considers our expected billing exposure and timing for payment and the counterparty's established credit rating or our assessment of the counterparty's creditworthiness based on our analysis of their financial statements when a credit rating is not available. We also consider contract terms and conditions, country and political risk, and business strategy in our evaluation. A credit limit is established for each counterparty based on the outcome of this review. We may require collateralized asset support or a prepayment to mitigate credit risk.

We monitor our ongoing credit exposure through active review of counterparty balances against contract terms and due dates. Our activities include timely account reconciliations, dispute resolution and payment confirmations. We may employ collection agencies and legal counsel to pursue recovery of defaulted receivables. In addition, when events and circumstances arise that may affect certain counterparties' abilities to fulfill their obligations, we enhance our credit monitoring, and we may seek collateral to support some transactions or require prepayments from higher-risk counterparties.

At December 31, 2023 and 2022, we reported $11,730 million and $10,985 million of accounts and notes receivable, net of allowances of $71 million and $67 million, respectively. Based on an aging analysis at December 31, 2023, more than 95% of our accounts receivable were outstanding less than 60 days.

We are also exposed to credit losses from off-balance sheet exposures, such as guarantees of joint venture debt and standby letters of credit. See Note 15—Guarantees, and Note 16—Contingencies and Commitments, for more information on these off-balance sheet exposures.

Note 7—Inventories

Inventories at December 31 consisted of the following:

	Millions of Dollars	
	2023	2022
Crude oil and petroleum products	$ **3,330**	2,914
Materials and supplies	**420**	362
	$ **3,750**	3,276

Inventories valued on the LIFO basis totaled $3,050 million and $2,635 million at December 31, 2023 and 2022, respectively. The estimated excess of current replacement cost over LIFO cost of inventories amounted to approximately $5.3 billion and $6.3 billion at December 31, 2023 and 2022, respectively.

During each of the three years ended December 31, 2023, certain volume reductions in inventory caused liquidations of LIFO inventory values. For the years ended December 31, 2023 and 2022, LIFO inventory liquidations increased net income by $94 million and $75 million, respectively. For the year ended December 31, 2021, LIFO inventory liquidations decreased net income by $101 million.

Note 8—Investments, Loans and Long-Term Receivables

Components of investments and long-term receivables at December 31 were:

		Millions of Dollars	
		2023	2022
Equity investments	$	**14,728**	14,414
Other investments		**195**	207
Loans and long-term receivables		**379**	329
	$	**15,302**	14,950

Equity Investments

Significant affiliated companies accounted for under the equity method, including nonconsolidated VIEs, at December 31, 2023 and 2022, included:

- Chevron Phillips Chemical Company LLC (CPChem)—50 percent-owned joint venture that manufactures and markets petrochemicals and plastics. We have multiple long-term supply and purchase agreements in place with CPChem with extension options. These agreements cover sales and purchases of refined petroleum products, solvents, fuel gas, natural gas, NGL, and other petrochemical feedstocks. All products are purchased and sold under specified pricing formulas based on various published pricing indices. At December 31, 2023 and 2022, the book value of our investment in CPChem was $7,341 million and $6,785 million, respectively.

- WRB Refining LP (WRB)—50 percent-owned joint venture that owns the Wood River and Borger refineries located in Roxana, Illinois, and Borger, Texas, respectively, for which we are the operator and managing partner. We have a basis difference for our investment in WRB because the carrying value of our investment is lower than our share of WRB's recorded net assets. This basis difference was primarily the result of our contribution of these refineries to WRB. On the contribution closing date, a basis difference was created because the fair value of the contributed assets recorded by WRB exceeded our historical book value. The contribution-related basis difference is primarily being amortized and recognized as a benefit to equity earnings over a period of 26 years, which was the estimated remaining useful life of the refineries' PP&E at the contribution closing date. At December 31, 2023, the aggregate remaining basis difference for this investment was $1,400 million. Equity earnings for the years ended December 31, 2023, 2022 and 2021, were increased by $198 million, $184 million and $186 million, respectively, due to the amortization of our aggregate basis difference. At December 31, 2023 and 2022, the book value of our investment in WRB was $2,736 million and $2,411 million, respectively.

- Gulf Coast Express LLC (Gulf Coast Express)—DCP LP 25 percent-owned joint venture that owns an intrastate pipeline that transports natural gas from the Waha area in West Texas to Agua Dulce, in Nueces County, Texas. The pipeline is operated by a co-venturer. This investment was acquired as part of our consolidation of DCP Midstream Class A Segment starting on August 18, 2022, and was recorded at fair value. We have a basis difference for our investment in Gulf Coast Express because the carrying value of our investment is higher than our share of Gulf Coast Express net assets. The basis difference is the result of recognizing the investment at fair value. The basis difference is being amortized and recognized as a decrease to equity earnings over a period of 20 years, which was the estimated remaining useful life of the joint venture's PP&E at the acquisition date. At December 31, 2023, the aggregate remaining basis difference for this investment was $415 million. Equity earnings for each of the years ended December 31, 2023 and 2022, were decreased by $22 million and $7 million, respectively, due to the amortization of our basis difference. At December 31, 2023 and 2022, the book value of our investment in Gulf Coast Express was $800 million and $844 million, respectively. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, Note 4—Business Combinations and Note 18—Fair Value Measurements, for additional information on the DCP Midstream Merger and our accounting for this transaction as a business combination.

- Dakota Access, LLC (Dakota Access) and Energy Transfer Crude Oil Company, LLC (ETCO)—Two 25 percent-owned joint ventures. Dakota Access owns a pipeline system that transports crude oil from the Bakken/Three Forks production area in North Dakota to Patoka, Illinois, and ETCO owns a connecting crude oil pipeline system that extends from Patoka to Nederland, Texas. These two pipeline systems collectively form the Bakken Pipeline system, which is operated by a co-venturer.

  In 2020, the trial court presiding over litigation brought by the Standing Rock Sioux Tribe (the Tribe) ordered the U.S. Army Corps of Engineers (USACE) to prepare an Environmental Impact Statement (EIS) addressing an easement under Lake Oahe in North Dakota. The trial court later vacated the easement. Although the easement is vacated, the USACE has no plans to stop pipeline operations while it proceeds with the EIS, and the Tribe's request for a shutdown was denied in May 2021. In June 2021, the trial court dismissed the litigation entirely. Once the EIS is completed, new litigation or challenges may be filed.

  In February 2022, the U.S. Supreme Court (the Court) denied Dakota Access' writ of certiorari requesting the Court to review the trial court's decision to order the EIS and vacate the easement. Therefore, the requirement to prepare the EIS stood. Also in February 2022, the Tribe withdrew as a cooperating agency, causing the USACE to halt the EIS process while the USACE engaged with the Tribe on their reasons for withdrawing.

  The draft EIS process resumed in August 2022, and in September 2023 the USACE published its draft EIS for public comment. The USACE identified five potential outcomes, but did not indicate which one it preferred. The options comprise two "no action" alternatives where the USACE would deny an easement to Dakota Access and require it to shut down the pipeline and either remove the pipe from under Lake Oahe, or allow the pipeline to be abandoned-in-place under the lake. The USACE also identified three "action" alternatives; two of them contemplate that the USACE would reissue the easement to Dakota Access under essentially the same terms as 2017 with either the same or a larger volume of oil allowed through the pipeline, while the third alternative would require decommissioning the current pipeline and construction of a new line 39 miles upstream from the current location. The USACE has not indicated when it will issue its final decision.

  Dakota Access and ETCO have guaranteed repayment of senior unsecured notes issued by a wholly owned subsidiary of Dakota Access in March 2019. On April 1, 2022, Dakota Access' wholly owned subsidiary repaid $650 million aggregate principal amount of its outstanding senior notes upon maturity. We funded our 25% share, or $163 million, with a capital contribution of $89 million in March 2022 and $74 million of distributions we elected not to receive from Dakota Access in the first quarter of 2022. At December 31, 2023, the aggregate principal amount outstanding of Dakota Access' senior unsecured notes was $1.85 billion.

  In conjunction with the notes offering, Phillips 66 Partners, now a wholly owned subsidiary of Phillips 66, and its co-venturers in Dakota Access also provided a Contingent Equity Contribution Undertaking (CECU). Under the CECU, the co-venturers may be severally required to make proportionate equity contributions to Dakota Access if there is an unfavorable final judgment in the above-mentioned ongoing litigation. At December 31, 2023, our 25% share of the maximum potential equity contributions under the CECU was approximately $467 million.

  If the pipeline is required to cease operations, it may have a material adverse effect on our results of operations and cash flows. Should operations cease and Dakota Access and ETCO not have sufficient funds to pay its expenses, we also could be required to support our 25% share of the ongoing expenses, including scheduled interest payments on the notes of approximately $20 million annually, in addition to the potential obligations under the CECU at December 31, 2023.

  At December 31, 2023 and 2022, the aggregate book value of our investments in Dakota Access and ETCO was $640 million and $675 million, respectively.

- Front Range Pipeline LLC (Front Range)—DCP LP 33 percent-owned joint venture that owns an NGL pipeline that originates in the DJ Basin and extends to Skellytown, Texas. The pipeline is operated by a co-venturer. This investment was acquired as part of our consolidation of DCP Midstream Class A Segment starting on August 18, 2022, and was recorded at fair value. We have a basis difference for our investment in Front Range because the carrying value of our investment is higher than our share of Front Range net assets. The basis difference is the result of recognizing the investment at fair value. The basis difference is being amortized and recognized as a decrease to equity earnings over a period of 20 years, which was the estimated remaining useful life of the joint venture's PP&E at the acquisition date. At December 31, 2023, the aggregate remaining basis difference for this investment was $292 million. Equity earnings for each of the years ended December 31, 2023 and 2022, were decreased by $16 million and $5 million, respectively, due to the amortization of our basis difference. At December 31, 2023 and 2022, the book value of our investment in Front Range was $477 million and $499 million, respectively. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, Note 4—Business Combinations and Note 18—Fair Value Measurements, for additional information on the DCP Midstream Merger and our accounting for this transaction as a business combination.

- Rockies Express Pipeline LLC (REX)—25 percent-owned joint venture that owns a natural gas pipeline system that extends from Wyoming and Colorado to Ohio with a bidirectional section that extends from Ohio to Illinois. The REX Pipeline system is operated by our co-venturer. We have a basis difference for our investment in REX because the carrying value of our investment is lower than our share of REX's recorded net assets. This basis difference was created by historical impairment charges we recorded for this investment and is being amortized and recognized as a benefit to equity earnings over a period of 25 years, which was the estimated remaining useful life of REX's PP&E when the impairment charges were recorded. At December 31, 2023, the remaining basis difference for this investment was $261 million. Equity earnings for each of the years ended December 31, 2023, 2022 and 2021, were increased by $19 million due to the amortization of our basis difference. At December 31, 2023 and 2022, the book value of our investment in REX was $451 million and $483 million, respectively.

- CF United LLC (CF United)—A retail marketing joint venture with operations primarily on the U.S. West Coast. We own a 50% voting interest and a 48% economic interest in this joint venture. At December 31, 2023, CF United was considered a VIE because our co-venturer had an option to require us to purchase its interest based on a fixed multiple. The put option became effective July 1, 2023, and was scheduled to expire on March 31, 2024. The put option was viewed as a variable interest as the purchase price on the exercise date may not represent the then-current fair value of CF United. We determined that we were not the primary beneficiary of CF United because we and our co-venturer jointly directed the activities that most significantly impacted economic performance.

  At December 31, 2023, our maximum exposure to loss was comprised of our $291 million investment in CF United. At December 31, 2022, the book value of our investment in CF United was $296 million.

  Effective January 1, 2024, in connection with an acquisition by CF United of another joint venture in which we have an ownership interest, the governing agreement for the CF United joint venture was amended and restated. The amended and restated agreement included removal of the put option that required us to purchase our co-venturer's interest based on a fixed multiple. Accordingly, CF United ceased to be a VIE effective January 1, 2024.

- OnCue Holdings, LLC (OnCue)—50 percent-owned joint venture that owns and operates retail convenience stores. We fully guaranteed various debt agreements of OnCue, and our co-venturer did not participate in the guarantees. This entity is considered a VIE because our debt guarantees resulted in OnCue not being exposed to all potential losses. We have determined we are not the primary beneficiary because we do not have the power to direct the activities that most significantly impact economic performance. At December 31, 2023, our maximum exposure to loss was $231 million, which represented the book value of our investment in OnCue of $166 million and guaranteed debt obligations of $65 million. At December 31, 2022, the book value of our investment in OnCue was $138 million.

- DCP Midstream, DCP Sand Hills, DCP Southern Hills, and Gray Oak Pipeline—Prior to the DCP Midstream Merger on August 17, 2022, we held:

  ◦ A 50% interest in DCP Midstream a joint venture that owns and operates NGL and gas pipelines, gas plants, gathering systems, storage facilities and fractionation plants, through its subsidiary DCP LP.

  ◦ A 33.33% direct ownership interest in DCP Sand Hills a joint venture that owns a NGL pipeline system that extends from the Permian Basin and Eagle Ford to facilities on the Texas Gulf Coast and to the Mont Belvieu, Texas, market hub.

  ◦ A 33.33% direct ownership interest in DCP Southern Hills a joint venture that owns a NGL pipeline system that extends from the Midcontinent region to the Mont Belvieu, Texas, market hub.

  ◦ A 65% interest in Gray Oak Pipeline, which was held through a consolidated holding company, Gray Oak Holdings. Our indirect interest in Gray Oak Pipeline was 42.25%, after considering a co-venturer's 35% interest in Gray Oak Holdings. Gray Oak Pipeline is a crude oil pipeline that extends from the Permian and Eagle Ford to Texas Gulf Coast destinations that include Corpus Christi, Texas, and the Sweeny area, including our Sweeny Refinery.

  As a result of the DCP Midstream Merger, effective August 18, 2022, we began consolidating the financial results of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills and our indirect economic interest in Gray Oak Pipeline was reduced to 6.5%. After the DCP Midstream Merger, our indirect economic interest in Gray Oak Pipeline is held through our economic interest in DCP Midstream Class B Segment. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, and Note 4—Business Combinations, for additional information regarding the DCP Midstream Merger and associated accounting treatment.

  At December 31, 2023 and December 31, 2022, the book value of our investment in DCP Midstream Class B Segment was $75 million and $79 million, respectively.

- Liberty Pipeline LLC (Liberty)—In the first quarter of 2021, Phillips 66 Partners' decided to exit the Liberty Pipeline project, which resulted in a $198 million before-tax impairment. The impairment is included in the "Impairments" line item on our consolidated statement of income for the year ended December 31, 2021. In April 2021, Phillips 66 Partners transferred its ownership interest in Liberty to its co-venturer for cash and certain pipeline assets with a value that approximated its book value of $46 million at March 31, 2021. See Note 11—Impairments, and Note 18—Fair Value Measurements, for additional information regarding the impairment and the techniques used to determine the fair value of Phillips 66 Partners' investment in Liberty.

Midstream Investment Disposition

On August 1, 2023, we sold our 25% ownership interest in the South Texas Gateway Terminal for approximately $275 million and recognized a before-tax gain of $101 million. The before-tax gain is included in the "Net gain on dispositions" line item on our consolidated statement of income for the year ended December 31, 2023, and is reported in the Midstream segment.

Other Investments

In September 2021, we acquired 78 million ordinary shares, representing a 16% ownership interest, in NOVONIX Limited (NOVONIX), for $150 million. NOVONIX is a Brisbane, Australia-based company that develops technology and supplies materials for lithium-ion batteries and its shares are traded on the Australian Securities Exchange. Since we do not have significant influence over the operating and financial policies of NOVONIX and the shares we own have a readily determinable fair value, our investment is recorded at fair value at the end of each reporting period. The fair value of our investment is recorded in the "Investments and long-term receivables" line item on our consolidated balance sheet. The change in the fair value of our investment due to fluctuations in NOVONIX's stock price, or unrealized investment gain (losses), is recorded in the "Other income" line item of our consolidated statement of income, while changes due to foreign currency fluctuations are recorded in the "Foreign currency transaction (gains) losses" line item on our consolidated statement of income. At December 31, 2023 and 2022, the fair value of our investment in NOVONIX was $39 million and $78 million, respectively. The fair value of our investment in NOVONIX declined by $39 million and $442 million during the years ended December 31, 2023 and 2022, respectively, and increased by $370 million during the year ended December 31, 2021. The declines in fair value in 2023 and 2022 were primarily related to unrealized investment losses, while the increase in 2021 was primarily related to unrealized investment gains. See Note 18—Fair Value Measurements, for additional information regarding the recurring fair value measurement of our investment in NOVONIX.

Related Party Loans

We and our co-venturer have provided member loans to WRB. At December 31, 2023 and 2022, no member loans were outstanding.

Equity Affiliate Distributions

Total distributions received from affiliates were $1,396 million, $1,832 million, and $3,043 million for the years ended December 31, 2023, 2022 and 2021, respectively. In addition, at December 31, 2023, retained earnings included approximately $3.3 billion related to the undistributed earnings of affiliated companies.

Summarized Equity Affiliate Financial Information

Summarized 100% financial information for all affiliated companies accounted for under the equity method, on a combined basis, was:

		Millions of Dollars		
		2023	2022	2021
Revenues	$	**42,078**	60,981	49,339
Income before income taxes		**5,350**	7,616	6,346
Net income		**5,160**	7,414	6,125
Current assets		**6,759**	7,511	7,866
Noncurrent assets		**46,241**	46,527	56,040
Current liabilities		**5,750**	5,592	7,952
Noncurrent liabilities		**10,980**	11,412	16,906
Noncontrolling interests		**2**	2	3,003

Note 9—Properties, Plants and Equipment

Our investment in PP&E is recorded at cost. Investments in refining and processing facilities are generally depreciated on a straight-line basis over a 25-year life, pipeline assets over a 45-year life and terminal assets over a 35-year life. The company's investment in PP&E, with the associated accumulated depreciation and amortization (Accum. D&A), at December 31 was:

		Millions of Dollars				
	2023			2022		
	Gross PP&E	Accum. D&A	Net PP&E	Gross PP&E	Accum. D&A	Net PP&E
Midstream	**$ 26,124**	**4,382**	**21,742**	25,422	3,524	21,898
Chemicals	**—**	**—**	**—**	—	—	—
Refining	**25,421**	**13,103**	**12,318**	24,200	12,523	11,677
Marketing and Specialties	**1,997**	**1,166**	**831**	1,800	1,058	742
Corporate and Other	**1,650**	**829**	**821**	1,568	722	846
	$ 55,192	**19,480**	**35,712**	52,990	17,827	35,163

See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, Note 4—Business Combinations and Note 18—Fair Value Measurements, for additional information on the DCP Midstream Merger, accounting treatment and the associated fair value measurements. See Note 11—Impairments, for information regarding PP&E impairments associated with our Alliance Refinery asset group. See Note 28—Segment Disclosures and Related Information, for information regarding the change in the composition of our operating segments.

Note 10—Goodwill and Intangibles

The carrying amount of goodwill by segment at December 31 was:

		Millions of Dollars	
	Midstream	Marketing and Specialties	Total
Balance at December 31, 2021	$ 626	858	1,484
Goodwill assigned to acquisitions	—	2	2
Balance at December 31, 2022	626	860	1,486
Goodwill assigned to acquisitions	—	64	**64**
Balance at December 31, 2023	$ 626	924	1,550

In August 2023, we acquired a marketing business on the U.S. West Coast, in our M&S segment and recognized goodwill of $64 million associated with this acquisition. Refer to Note 4—Business Combinations for additional information.

Intangible Assets

The gross carrying value of indefinite-lived intangible assets at December 31 consisted of the following:

	Millions of Dollars	
	2023	2022
Trade names and trademarks	$ **504**	503
Refinery air and operating permits	**196**	200
	$ **700**	703

The net book value of our amortized intangible assets was $220 million and $128 million at December 31, 2023 and 2022, respectively. For the years ended December 31, 2023, 2022 and 2021, amortization expense was $33 million, $27 million and $26 million, respectively, and is expected to be less than $35 million per year in future years.

In August 2023, we acquired a marketing business on the U.S. West Coast, in our M&S segment and recorded additions of $146 million in amortized intangible assets. Acquisitions of amortized intangible assets were not material in 2022.

Note 11—Impairments

	Millions of Dollars		
	2023	2022	2021
Midstream	$ 3	1	209
Refining	10	13	1,288
Marketing and Specialties	3	—	1
Corporate and Other	8	46	—
Total impairments	$ 24	60	1,498

Equity Investments

Liberty

In the first quarter of 2021, Phillips 66 Partners decided to exit the Liberty Pipeline project in our Midstream segment, which had previously been deferred due to the challenging business environment caused by the COVID-19 pandemic. As a result, Phillips 66 Partners recorded a $198 million before-tax impairment to reduce the book value of its investment in Liberty at March 31, 2021, to estimated fair value.

PP&E and Intangible Assets

Alliance Refinery

In the third quarter of 2021, we identified impairment indicators related to our Alliance Refinery as a result of damages sustained from Hurricane Ida and our reassessment of the role this refinery would play in our refining portfolio. Accordingly, we assessed the refinery asset group for impairment by performing an analysis that considered several usage scenarios, including selling or converting the asset group to an alternative use. Based on our analysis, we concluded that the carrying value of the asset group was not recoverable. As a result, we recorded a $1,298 million before-tax impairment to reduce the carrying value of net PP&E in this asset group to its fair value of approximately $200 million. $1,288 million of the impairment charge was recorded in our Refining segment and $10 million was recorded in our Midstream segment. In the fourth quarter of 2021, we shut down our Alliance Refinery.

These impairment charges are included within the "Impairments" line item on our consolidated income statement. See Note 18—Fair Value Measurements, for additional information on the determination of fair value use to record these impairments.

Note 12—Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations and accrued environmental costs at December 31 were:

		Millions of Dollars	
		2023	2022
Asset retirement obligations	$	**537**	565
Accrued environmental costs		**446**	434
Total asset retirement obligations and accrued environmental costs		**983**	999
Asset retirement obligations and accrued environmental costs due within one year*		**(119)**	(120)
Long-term asset retirement obligations and accrued environmental costs	$	**864**	879

* Classified as a current liability on the consolidated balance sheet, under the caption "Other accruals."

Asset Retirement Obligations
We have asset retirement obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Our recognized asset retirement obligations primarily involve asbestos abatement at our refineries; decommissioning, removal or dismantlement of certain assets at refineries that have or will be shut down; decommissioning, removal or dismantlement of certain midstream pipelines and processing facilities; and dismantlement or removal of assets at certain leased international marketing sites. Most of our asset retirement obligations are not expected to be paid until many years in the future and are expected to be funded from general company resources at the time of removal.

During the years ended December 31, 2023 and 2022, our overall asset retirement obligation changed as follows:

		Millions of Dollars	
		2023	2022
Balance at January 1	$	**565**	395
Accretion of discount		**25**	15
New obligations		**—**	7
Acquisition of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills		**—**	168
Changes in estimates of existing obligations		**23**	17
Spending on existing obligations		**(58)**	(32)
Asset dispositions		**(23)**	—
Foreign currency translation		**5**	(5)
Balance at December 31	$	**537**	565

Accrued Environmental Costs

Of our total accrued environmental costs at December 31, 2023, $279 million was primarily related to cleanup at domestic refineries and underground storage tanks at U.S. service stations; $117 million was associated with nonoperator sites; and $50 million was related to sites at which we have been named a potentially responsible party under federal or state laws. A large portion of our expected environmental expenditures have been discounted as these obligations were acquired in various business combinations. Expected expenditures for acquired environmental obligations were discounted using a weighted-average discount rate of approximately 5%. At December 31, 2023, the accrued balance for acquired environmental liabilities was $243 million. The expected future undiscounted payments related to the portion of the accrued environmental costs that have been discounted are: $24 million in 2024, $18 million in 2025, $20 million in 2026, $17 million in 2027, $16 million in 2028, and $200 million in the aggregate for all years after 2028.

Note 13—Earnings Per Share

The numerator of basic earnings per share (EPS) is net income attributable to Phillips 66, adjusted for noncancelable dividends paid on unvested share-based employee awards during the vesting period (participating securities). The denominator of basic EPS is the sum of the daily weighted-average number of common shares outstanding during the periods presented and fully vested stock and unit awards that have not yet been issued as common stock. The numerator of diluted EPS is also based on net income attributable to Phillips 66, which is reduced by dividend equivalents paid on participating securities for which the dividends are more dilutive than the participation of the awards in the earnings of the periods presented. To the extent unvested stock, unit or option awards and vested unexercised stock options are dilutive, they are included with the weighted-average common shares outstanding in the denominator. Treasury stock is excluded from the denominator in both basic and diluted EPS.

	2023		2022		2021	
	Basic	**Diluted**	Basic	Diluted	Basic	Diluted
Amounts Attributed to Phillips 66 Common Stockholders *(millions)*:						
Net Income Attributable to Phillips 66	$ 7,015	7,015	11,024	11,024	1,317	1,317
Income allocated to participating securities	(11)	—	(10)	—	(9)	(9)
Premium paid for the repurchase of noncontrolling interests	—	—	—	—	(2)	(2)
Net income available to common stockholders	$ 7,004	7,015	11,014	11,024	1,306	1,306
Weighted-average common shares outstanding *(thousands)*:	448,381	450,136	469,436	471,497	437,886	440,028
Effect of share-based compensation	1,755	3,074	2,061	2,234	2,142	336
Weighted-average common shares outstanding—EPS	450,136	453,210	471,497	473,731	440,028	440,364
Earnings Per Share of Common Stock *(dollars)*	$ 15.56	15.48	23.36	23.27	2.97	2.97

Note 14—Debt

Short-term and long-term debt at December 31 was:

	Phillips 66	Phillips 66 Company	Phillips 66 Partners	DCP LP	Total
	Millions of Dollars				
	December 31, 2023				
0.900% Senior Notes due February 2024	$ 800	—	—	—	800
2.450% Senior Notes due December 2024	—	277	23	—	300
3.605% Senior Notes due February 2025	—	441	59	—	500
3.850% Senior Notes due April 2025	650	—	—	—	650
5.375% Senior Notes due July 2025	—	—	—	825	825
1.300% Senior Notes due February 2026	500	—	—	—	500
3.550% Senior Notes due October 2026	—	458	34	—	492
5.625% Senior Notes due July 2027	—	—	—	500	500
4.950% Senior Notes due December 2027	—	750	—	—	750
3.750% Senior Notes due March 2028	—	427	73	—	500
3.900% Senior Notes due March 2028	800	—	—	—	800
5.125% Senior Notes due May 2029	—	—	—	600	600
3.150% Senior Notes due December 2029	—	570	30	—	600
8.125% Senior Notes due August 2030	—	—	—	300	300
2.150% Senior Notes due December 2030	850	—	—	—	850
3.250% Senior Notes due February 2032	—	—	—	400	400
5.300% Senior Notes due June 2033	—	500	—	—	500
4.650% Senior Notes due November 2034	1,000	—	—	—	1,000
6.450% Senior Notes due November 2036	—	—	—	300	300
6.750% Senior Notes due September 2037	—	—	—	450	450
5.875% Senior Notes due May 2042	1,500	—	—	—	1,500
5.600% Senior Notes due April 2044	—	—	—	400	400
4.875% Senior Notes due November 2044	1,700	—	—	—	1,700
4.680% Senior Notes due February 2045	—	442	8	—	450
4.900% Senior Notes due October 2046	—	605	20	—	625
3.300% Senior Notes due March 2052	1,000	—	—	—	1,000
Securitization facility due August 2024	—	—	—	350	350
Floating Rate Term Loan due June 2026 at 6.456% at year-end 2023	—	1,250	—	—	1,250
Floating Rate Advance Term Loan due 2035 at 6.096% at year end 2023—related party	25	—	—	—	25
Floating Rate Advance Term Loan due 2038 at 6.490% at year-end 2023—related party	265	—	—	—	265
Revolving credit facility due 2027 at 6.512% at year-end 2023	—	—	—	25	25
Other	1	—	—	—	1
Debt at face value	9,091	5,720	247	4,150	19,208
Finance leases					305
Software obligations					13
Net unamortized discounts, debt issuance costs and acquisition fair value adjustments					(167)
Total debt					19,359
Short-term debt					(1,482)
Long-term debt				$	17,877

	Millions of Dollars				
	December 31, 2022				
	Phillips 66	**Phillips 66 Company**	**Phillips 66 Partners**	**DCP LP**	**Total**
3.875% Senior Notes due March 2023	$ —	—	—	500	500
0.900% Senior Notes due February 2024	800	—	—	—	800
2.450% Senior Notes due December 2024	—	277	23	—	300
3.605% Senior Notes due February 2025	—	441	59	—	500
3.850% Senior Notes due April 2025	650	—	—	—	650
5.375% Senior Notes due July 2025	—	—	—	825	825
1.300% Senior Notes due February 2026	500	—	—	—	500
3.550% Senior Notes due October 2026	—	458	34	—	492
5.625% Senior Notes due July 2027	—	—	—	500	500
3.750% Senior Notes due March 2028	—	427	73	—	500
3.900% Senior Notes due March 2028	800	—	—	—	800
5.125% Senior Notes due May 2029	—	—	—	600	600
3.150% Senior Notes due December 2029	—	570	30	—	600
8.125% Senior Notes due August 2030	—	—	—	300	300
2.150% Senior Notes due December 2030	850	—	—	—	850
3.250% Senior Notes due February 2032	—	—	—	400	400
4.650% Senior Notes due November 2034	1,000	—	—	—	1,000
6.450% Senior Notes due November 2036	—	—	—	300	300
6.750% Senior Notes due September 2037	—	—	—	450	450
5.875% Senior Notes due May 2042	1,500	—	—	—	1,500
5.850% Junior Subordinated Notes due May 2043	—	—	—	550	550
5.600% Senior Notes due April 2044	—	—	—	400	400
4.875% Senior Notes due November 2044	1,700	—	—	—	1,700
4.680% Senior Notes due February 2045	—	442	8	—	450
4.900% Senior Notes due October 2046	—	605	20	—	625
3.300% Senior Notes due March 2052	1,000	—	—	—	1,000
Securitization facility due August 2024	—	—	—	40	40
Floating Rate Advance Term Loan due December 2034 at 4.720% at year-end 2022—related party	25	—	—	—	25
Other	1	—	—	—	1
Debt at face value	8,826	3,220	247	4,865	17,158
Finance leases					257
Software obligations					20
Net unamortized discounts, debt issuance costs and acquisition fair value adjustments					(245)
Total debt					17,190
Short-term debt					(529)
Long-term debt				$	16,661

Maturities of borrowings outstanding at December 31, 2023, inclusive of net unamortized discounts and debt issuance costs, for each of the years from 2024 through 2028 are $1,482 million, $1,999 million, $2,253 million, $1,276 million and $1,313 million, respectively.

2023 Activities

Debt Repayments
On May 19, 2023, DCP LP redeemed its 5.850% junior subordinated notes due May 2043 with an aggregate principal amount outstanding of $550 million. On the date of redemption, our carrying value of DCP LP's junior subordinated notes was $497 million, which resulted in a $53 million before-tax loss. DCP LP's junior subordinated notes were adjusted to fair value on August 17, 2022, in connection with the consolidation of DCP LP. See Note 18—Fair Value Measurements, for additional information regarding the fair value of DCP LP's junior subordinated notes.

On March 15, 2023, DCP LP repaid its 3.875% senior unsecured notes due March 2023 with an aggregate principal amount of $500 million.

Debt Issuances
On March 29, 2023, Phillips 66 Company, a wholly owned subsidiary of Phillips 66, issued $1.25 billion aggregate principal amount of senior unsecured notes consisting of:

- $750 million aggregate principal amount of 4.950% Senior Notes due December 2027 (2027 Notes).
- $500 million aggregate principal amount of 5.300% Senior Notes due June 2033 (2033 Notes).

The 2027 Notes and 2033 Notes (collectively, the Notes) are fully and unconditionally guaranteed by Phillips 66. Interest on the 2027 Notes is payable semi-annually on June 1 and December 1 of each year and commenced on December 1, 2023. Interest on the 2033 Notes is payable semi-annually on June 30 and December 30 of each year and commenced on December 30, 2023.

Term Loan Agreement
On March 27, 2023, Phillips 66 Company, a wholly owned subsidiary of Phillips 66, entered into a $1.5 billion delayed draw term loan agreement guaranteed by Phillips 66 (the Term Loan Agreement). The Term Loan Agreement provides for a single borrowing during a 90-day period commencing on the closing date, which borrowing was contingent upon the completion of the DCP LP Merger. The Term Loan Agreement contains customary covenants similar to those contained in our revolving credit agreement, including a maximum consolidated net debt-to-capitalization ratio of 65% as of the last day of each fiscal quarter. The Term Loan Agreement has customary events of default, such as nonpayment of principal when due; nonpayment of interest, fees or other amounts after grace periods; and violation of covenants. We may at any time prepay outstanding borrowings under the Term Loan Agreement, in whole or in part, without premium or penalty. Outstanding borrowings under the Term Loan Agreement bear interest at either: (a) the adjusted term Secured Overnight Financing Rate (SOFR) in effect from time to time plus the applicable margin; or (b) the reference rate plus the applicable margin, as defined in the Term Loan Agreement. At December 31, 2023, $1.25 billion was borrowed under the Term Loan Agreement, which matures in June 2026.

Related Party Advance Term Loan Agreements
Borrowings under related party Advance Term Loan agreements with WRB increased from $25 million at December 31, 2022, to $290 million at December 31, 2023. Borrowings under these agreements are due in 2035 and 2038 and bear interest at a floating rate based on an adjusted term SOFR plus an applicable margin, payable on the last day of each month.

See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, for additional information regarding the DCP LP Merger.

2022 Activities

Debt Repayments
In December 2022, Phillips 66 repaid its 3.700% senior notes due April 2023 with an aggregate principal amount of $500 million.

In April 2022, upon maturity, Phillips 66 repaid its 4.300% senior notes with an aggregate principal amount of $1 billion and Phillips 66 Partners repaid its $450 million term loan.

DCP Midstream Class A Segment
As a result of the DCP Midstream Merger, we recorded the fair value of DCP Midstream Class A Segment's debt to our consolidated balance sheet as of August 17, 2022. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, Note 4—Business Combinations, and Note 18—Fair Value Measurements, for additional information regarding the DCP Midstream Merger and the associated fair value measurements. All of DCP Midstream Class A Segment's debt is held by DCP LP. Interest on all of DCP LP's senior notes and junior subordinated notes is paid on a semi-annual basis.

Debt Exchange
On May 5, 2022, Phillips 66 Company, a wholly owned subsidiary of Phillips 66, completed offers to exchange (the Exchange Offers) all validly tendered notes of seven different series of notes issued by Phillips 66 Partners (collectively, the Old Notes), with an aggregate principal amount of approximately $3.5 billion, for notes issued by Phillips 66 Company (collectively, the New Notes). The New Notes are fully and unconditionally guaranteed by Phillips 66 and rank equally with Phillips 66 Company's other unsecured and unsubordinated indebtedness, and the guarantees rank equally with Phillips 66's other unsecured and unsubordinated indebtedness.

Old Notes with an aggregate principal amount of approximately $3.2 billion were tendered in the Exchange Offers. The New Notes have the same interest rates, interest payment dates and maturity dates as the Old Notes. Holders that validly tendered before the end of the early participation period on April 19, 2022 (the Early Participation Date), received New Notes with an aggregate principal amount equivalent to the Old Notes, while holders that validly tendered after the Early Participation Date, but before the Expiration Date, received New Notes with an aggregate principal amount 3% less than the Old Notes. Substantially all of the Old Notes exchanged were tendered during the Early Participation Period.

Subsequent Repayment

On February 15, 2024, upon maturity, Phillips 66 repaid its 0.900% senior notes due February 2024 with an aggregate principal amount of $800 million.

Credit Facilities and Commercial Paper

Phillips 66 and Phillips 66 Company
On June 23, 2022, we entered into a $5 billion revolving credit facility (the Facility) with Phillips 66 Company as the borrower and Phillips 66 as the guarantor and a scheduled maturity date of June 22, 2027. The Facility replaced our previous $5 billion revolving credit facility with Phillips 66 as the borrower and Phillips 66 Company as the guarantor. The Facility contains usual and customary covenants that are similar to the previous revolving credit facility, including a maximum consolidated net debt-to-capitalization ratio of 65% as of the last day of each fiscal quarter. We have the option to increase the overall capacity to $6 billion, subject to certain conditions. We also have the option to extend the scheduled maturity of the Facility for up to two additional one-year terms, subject to, among other things, the consent of the lenders holding the majority of the commitments and of each lender extending its commitment. Outstanding borrowings under the Facility bear interest at either (a) the adjusted term SOFR (as described in the Facility) in effect from time to time plus the applicable margin; or (b) the reference rate (as described in the Facility) plus the applicable margin. The Facility also provides for customary fees, including commitment fees. The pricing levels for the commitment fees and interest-rate margins are determined based on the ratings in effect for our senior unsecured long-term debt from time to time. We may at any time prepay outstanding borrowings, in whole or in part, without premium or penalty. At December 31, 2023 and 2022, no amount had been drawn under the Facility.

Phillips 66 also has a $5 billion uncommitted commercial paper program for short-term working capital needs that is supported by the Facility. Commercial paper maturities are contractually limited to 365 days. At December 31, 2023 and 2022, no borrowings were outstanding under the program.

Phillips 66 Partners

In connection with entering into the Facility, we terminated Phillips 66 Partners' $750 million revolving credit facility.

DCP Midstream Class A Segment

DCP LP has a credit facility under its amended credit agreement (the Credit Agreement), with a borrowing capacity of up to $1.4 billion that matures on March 18, 2027. The Credit Agreement grants DCP LP the option to increase the revolving loan commitment by an aggregate principal amount of up to $500 million and to extend the term for up to two additional one-year periods, subject to requisite lender approval. Indebtedness under the Credit Agreement bears interest at either: (a) an adjusted SOFR (as described in the Credit Agreement) plus the applicable margin; or (b) the base rate (as described in the Credit Agreement) plus the applicable margin. The Credit Agreement also provides for customary fees, including commitment fees. The cost of borrowing under the Credit Agreement is determined by a ratings-based pricing grid based on DCP LP's credit rating. At December 31, 2023, DCP LP had $25 million in borrowings outstanding under the Credit Agreement. At December 31, 2022, DCP LP had no borrowings outstanding under the Credit Agreement. At December 31, 2023, and December 31, 2022, respectively, $2 million and $10 million in letters of credit had been issued that are supported by the Credit Agreement.

DCP LP has an accounts receivable securitization facility (the Securitization Facility) that provides for up to $350 million of borrowing capacity through August 2024 at an adjusted SOFR and includes an uncommitted option to increase the total commitments under the Securitization Facility by up to an additional $400 million. Under the Securitization Facility, certain of DCP LP's wholly owned subsidiaries sell or contribute receivables to another of DCP LP's consolidated subsidiaries, DCP Receivables LLC, a bankruptcy-remote special purpose entity created for the sole purpose of the Securitization Facility. At December 31, 2023, and December 31, 2022, respectively, $350 million and $40 million of borrowings were outstanding under the Securitization Facility, which are secured by accounts receivable at DCP Receivables LLC.

After our consolidation of DCP Midstream Class A Segment on August 17, 2022, DCP LP repaid $470 million of borrowing under its accounts receivable securitization and revolving credit facilities that were outstanding on the acquisition date.

Total Committed Capacity Available

At December 31, 2023, and 2022, we had approximately $6.4 billion and $6.7 billion, respectively, of total committed capacity available under the credit facilities described above.

Note 15—Guarantees

At December 31, 2023, we were liable for certain contingent obligations under various contractual arrangements as described below. We recognize a liability for the fair value of our obligation as a guarantor for newly issued or modified guarantees. Unless the carrying amount of the liability is noted below, we have not recognized a liability either because the guarantees were issued prior to December 31, 2002, or because the fair value of the obligation is immaterial. In addition, unless otherwise stated, we are not currently performing with any significance under the guarantees and expect future performance to be either immaterial or have only a remote chance of occurrence.

Lease Residual Value Guarantees
Under the operating lease agreement for our headquarters facility in Houston, Texas, we have the option, at the end of the lease term in September 2025, to request to renew the lease, purchase the facility or assist the lessor in marketing it for resale. We have a residual value guarantee associated with the operating lease agreement with a maximum potential future exposure of $514 million at December 31, 2023. We also have residual value guarantees associated with railcar, airplane and truck leases with maximum potential future exposures totaling $168 million. These leases have remaining terms of one to ten years.

Guarantees of Joint Venture Obligations
In March 2019, Phillips 66 Partners and its co-venturers in Dakota Access provided a CECU in conjunction with a senior unsecured notes offering. See Note 8—Investments, Loans and Long-Term Receivables, for additional information regarding Dakota Access and the CECU.

At December 31, 2023, we also had other guarantees outstanding primarily for our portion of certain joint venture debt, which have remaining terms of up to two years. The maximum potential future exposures under these guarantees were approximately $214 million. Payment would be required if a joint venture defaults on its obligations.

Indemnifications
Over the years, we have entered into various agreements to sell ownership interests in certain corporations, joint ventures and assets that gave rise to indemnifications. Agreements associated with these sales include indemnifications for taxes, litigation, environmental liabilities, permits and licenses, employee claims, and real estate tenant defaults. The provisions of these indemnifications vary greatly. The majority of these indemnifications are related to environmental issues, which generally have indefinite terms and potentially unlimited exposure. At December 31, 2023 and 2022, the carrying amount of recorded indemnifications was $159 million and $137 million, respectively.

We amortize the indemnification liability over the relevant time period, if one exists, based on the facts and circumstances surrounding each type of indemnity. In cases where the indemnification term is indefinite, we will reverse the liability when we have information to support the reversal. Although it is reasonably possible future payments may exceed amounts recorded, due to the nature of the indemnifications, it is not possible to make a reasonable estimate of the maximum potential amount of future payments. At December 31, 2023 and 2022, environmental accruals for known contamination of $114 million and $108 million, respectively, were included in the carrying amount of the recorded indemnifications noted above. These environmental accruals were primarily included in the "Asset retirement obligations and accrued environmental costs" line item on our consolidated balance sheet. For additional information about environmental liabilities, see Note 12—Asset Retirement Obligations and Accrued Environmental Costs and Note 16— Contingencies and Commitments.

Indemnification and Release Agreement
In 2012, in connection with our separation from ConocoPhillips, we entered into an Indemnification and Release Agreement. This agreement governs the treatment between ConocoPhillips and us of matters relating to indemnification, insurance, litigation responsibility and management, and litigation document sharing and cooperation arising in connection with the separation. Generally, the agreement provides for cross indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of ConocoPhillips' business with ConocoPhillips. The agreement also establishes procedures for handling claims subject to indemnification and related matters.

Note 16—Contingencies and Commitments

A number of lawsuits involving a variety of claims that arose in the ordinary course of business have been filed against us or are subject to indemnifications provided by us. We also may be required to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various active and inactive sites. We regularly assess the need for financial recognition or disclosure of these contingencies. In the case of all known contingencies (other than those related to income taxes), we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the case of income tax-related contingencies, we use a cumulative probability-weighted loss accrual in cases where sustaining a tax position is uncertain. See Note 23—Income Taxes, for additional information about income-tax-related contingencies.

Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on our consolidated financial statements. As we learn new facts concerning contingencies, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates particularly sensitive to future changes include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other potentially responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes.

Environmental

We are subject to international, federal, state and local environmental laws and regulations. When we prepare our consolidated financial statements, we record accruals for environmental liabilities based on management's best estimates, using information available at the time. We measure estimates and base contingent liabilities on currently available facts, existing technology and presently enacted laws and regulations, taking into account stakeholder and business considerations. When measuring contingent environmental liabilities, we also consider our prior experience in remediation of contaminated sites, other companies' cleanup experience, and data released by the Environmental Protection Agency (EPA) or other organizations. We consider unasserted claims in our determination of environmental liabilities, and we accrue them in the period they are both probable and reasonably estimable.

Although liability for environmental remediation costs is generally joint and several for federal sites and frequently so for state sites, we are usually only one of many companies alleged to have liability at a particular site. Due to such joint and several liabilities, we could be responsible for all cleanup costs related to any site at which we have been designated as a potentially responsible party. We have been successful to date in sharing cleanup costs with other financially sound companies. Many of the sites for which we are potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess the site conditions, apportion responsibility and determine the appropriate remediation. In some instances, we may have no liability or may attain a settlement of liability. Where it appears that other potentially responsible parties may be financially unable to bear their proportional share, we consider this inability in estimating our potential liability, and we adjust our accruals accordingly. As a result of various acquisitions in the past, we assumed certain environmental obligations. Some of these environmental obligations are mitigated by indemnifications made by others for our benefit, although some of the indemnifications are subject to dollar and time limits.

We are currently participating in environmental assessments and cleanups at numerous federal Superfund and comparable state sites. After an assessment of environmental exposures for cleanup and other costs, we make accruals on an undiscounted basis (except those pertaining to sites acquired in a business combination, which we record on a discounted basis) for planned investigation and remediation activities for sites where it is probable future costs will be incurred and these costs can be reasonably estimated. We have not reduced these accruals for possible insurance recoveries. In the future, we may be involved in additional environmental assessments, cleanups and proceedings. See Note 12—Asset Retirement Obligations and Accrued Environmental Costs, for a summary of our accrued environmental liabilities.

Legal Proceedings

Our legal organization applies its knowledge, experience and professional judgment to the specific characteristics of our cases, employing a litigation management process to manage and monitor the legal proceedings against us. Our process facilitates the early evaluation and quantification of potential exposures in individual cases and enables the tracking of those cases that have been scheduled for trial and/or mediation. Based on professional judgment and experience in using these litigation management tools and available information about current developments in all our cases, our legal organization regularly assesses the adequacy of current accruals and determines if adjustment of existing accruals, or establishment of new accruals, is required.

Other Contingencies

We have contingent liabilities resulting from throughput agreements with pipeline and processing companies not associated with financing arrangements. Under these agreements, we may be required to provide any such company with additional funds through advances and penalties for fees related to throughput capacity not utilized.

At December 31, 2023, we had performance obligations secured by letters of credit and bank guarantees of $1,124 million related to various purchase and other commitments incident to the ordinary conduct of business.

Long-Term Throughput Agreements and Take-or-Pay Agreements

We have certain throughput agreements and take-or-pay agreements in support of third-party financing arrangements. The agreements typically provide for crude oil transportation to be used in the ordinary course of our business. At December 31, 2023, the estimated aggregate future payments under these agreements were $319 million per year for each year from 2024 through 2028 and $692 million in aggregate for all years after 2028. For the years ended December 31, 2023, 2022 and 2021, total payments under these agreements were $319 million, $323 million and $327 million, respectively.

Note 17—Derivatives and Financial Instruments

Derivative Instruments

We use financial and commodity-based derivative contracts to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates, or to capture market opportunities. Because we do not apply hedge accounting for commodity derivative contracts, all realized and unrealized gains and losses from commodity derivative contracts are recognized in our consolidated statement of income. Gains and losses from derivative contracts held for trading not directly related to our physical business are reported net in the "Other income" line item on our consolidated statement of income. Cash flows from all our derivative activity for the periods presented appear in the operating section on our consolidated statement of cash flows.

Purchase and sales contracts with firm minimum notional volumes for commodities that are readily convertible to cash are recorded on our consolidated balance sheet as derivatives unless the contracts are eligible for, and we elect, the normal purchases and normal sales exception, whereby the contracts are recorded on an accrual basis. We generally apply the normal purchases and normal sales exception to eligible crude oil, refined petroleum product, NGL, natural gas, renewable feedstock, and power commodity contracts to purchase or sell quantities we expect to use or sell in the normal course of business. All other derivative instruments are recorded at fair value on our consolidated balance sheet. For further information on the fair value of derivatives, see Note 18—Fair Value Measurements.

Commodity Derivative Contracts—We sell into or receive supply from the worldwide crude oil, refined petroleum product, NGL, natural gas, renewable feedstock, and electric power markets, exposing our revenues, purchases, cost of operating activities and cash flows to fluctuations in the prices for these commodities. Generally, our policy is to remain exposed to the market prices of commodities; however, we use futures, forwards, swaps and options in various markets to balance physical systems, meet customer needs, manage price exposures on specific transactions, and do a limited amount of trading not directly related to our physical business, all of which may reduce our exposure to fluctuations in market prices. We also use the market knowledge gained from these activities to capture market opportunities such as moving physical commodities to more profitable locations, storing commodities to capture seasonal or time premiums, and blending commodities to capture quality upgrades.

DCP Midstream Class A Segment

Through DCP LP's operations, DCP Midstream Class A Segment is exposed to a variety of risks including but not limited to changes in the prices of commodities that DCP LP buys or sells. The information below includes DCP LP's financial instruments from the effective date of the DCP Midstream Merger. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, for additional information regarding the DCP Midstream Merger and the associated accounting treatment.

The following table indicates the consolidated balance sheet line items that include the fair values of commodity derivative assets and liabilities. The balances in the following table are presented on a gross basis, before the effects of counterparty and collateral netting. However, we have elected to present our commodity derivative assets and liabilities with the same counterparty on a net basis on our consolidated balance sheet when the legal right of offset exists.

	Millions of Dollars							
	December 31, 2023				December 31, 2022			
	Commodity Derivatives		Effect of Collateral Netting	Net Carrying Value Presented on the Balance Sheet	Commodity Derivatives		Effect of Collateral Netting	Net Carrying Value Presented on the Balance Sheet
	Assets	Liabilities			Assets	Liabilities		
Assets								
Prepaid expenses and other current assets	$ 2,148	(2,005)	—	143	1,331	(1,110)	—	221
Other assets	19	(2)	—	17	46	(1)	—	45
Liabilities								
Other accruals	1,034	(1,127)	18	(75)	471	(750)	90	(189)
Other liabilities and deferred credits	—	(14)	—	(14)	12	(35)	—	(23)
Total	$ 3,201	(3,148)	18	71	1,860	(1,896)	90	54

At December 31, 2023, there was $7 million of net collateral received that was not offset on our consolidated balance sheet. At December 31, 2022, there was $93 million of collateral paid that was not offset on our consolidated balance sheet.

The realized and unrealized gains (losses) incurred from commodity derivatives, and the line items where they appear on our consolidated statement of income, were:

	Millions of Dollars		
	2023	2022	2021
Sales and other operating revenues	$ 137	(128)	(468)
Other income	99	79	34
Purchased crude oil and products	(269)	(348)	(313)
Net gain (loss) from commodity derivative activity	$ (33)	(397)	(747)

The following table summarizes our material net exposures resulting from outstanding commodity derivative contracts. These financial and physical derivative contracts are primarily used to manage price exposure on our underlying operations. The underlying exposures may be from nonderivative positions such as inventory volumes. Financial derivative contracts may also offset physical derivative contracts, such as forward purchase and sales contracts. The percentage of our derivative contract volumes expiring within the next 12 months was more than 90% at December 31, 2023 and 2022.

	Open Position Long / (Short)	
	2023	2022
Commodity		
Crude oil, refined petroleum products, NGL and renewable feedstocks *(millions of barrels)*	**(22)**	(25)
Natural gas *(billions of cubic feet)*	**(25)**	(77)

Credit Risk from Derivative and Financial Instruments

Financial instruments potentially exposed to concentrations of credit risk consist primarily of trade receivables and derivative contracts.

Our trade receivables result primarily from the sale of products from, or related to, our refinery operations and reflect a broad national and international customer base, which limits our exposure to concentrations of credit risk. The majority of these receivables have payment terms of 30 days or less. We continually monitor this exposure and the creditworthiness of the counterparties and recognize bad debt expense based on a probability assessment of credit loss. Generally, we do not require collateral to limit the exposure to loss; however, we will sometimes use letters of credit, prepayments or master netting arrangements to mitigate credit risk with counterparties that both buy from and sell to us, as these agreements permit the amounts owed by us to others to be offset against amounts owed to us.

The credit risk from our derivative contracts, such as forwards and swaps, derives from the counterparty to the transaction. Individual counterparty exposure is managed within predetermined credit limits and includes the use of cash-call margins when appropriate, thereby reducing the risk of significant nonperformance. We also use futures, swaps and option contracts that have a negligible credit risk because these trades are cleared with an exchange clearinghouse and subject to mandatory margin requirements, typically on a daily basis, until settled.

Certain of our derivative instruments contain provisions that require us to post collateral if the derivative exposure exceeds a threshold amount. We have contracts with fixed threshold amounts and other contracts with variable threshold amounts that are contingent on our credit ratings. The variable threshold amounts typically decline for lower credit ratings, while both the variable and fixed threshold amounts typically revert to zero if our credit ratings fall below investment grade. Cash is the primary collateral in all contracts; however, many contracts also permit us to post letters of credit as collateral.

The aggregate fair values of all derivative instruments with such credit-risk-related contingent features that were in a liability position were immaterial at December 31, 2023 and 2022.

Note 18—Fair Value Measurements

Recurring Fair Value Measurements

We carry certain assets and liabilities at fair value, which we measure at the reporting date using the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price), and disclose the quality of these fair values based on the valuation inputs used in these measurements under the following hierarchy:

- Level 1: Fair value measured with unadjusted quoted prices from an active market for identical assets or liabilities.

- Level 2: Fair value measured either with: (1) adjusted quoted prices from an active market for similar assets or liabilities; or (2) other valuation inputs that are directly or indirectly observable.

- Level 3: Fair value measured with unobservable inputs that are significant to the measurement.

We classify the fair value of an asset or liability based on the significance of its observable or unobservable inputs to the measurement. However, the fair value of an asset or liability initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement or corroborating market data becomes available. Conversely, an asset or liability initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

We used the following methods and assumptions to estimate the fair value of financial instruments:

- *Cash and cash equivalents*—The carrying amount reported on our consolidated balance sheet approximates fair value.

- *Accounts and notes receivable*—The carrying amount reported on our consolidated balance sheet approximates fair value.

- *Derivative instruments*—The fair value of our exchange-traded contracts is based on quoted market prices obtained from the New York Mercantile Exchange, the Intercontinental Exchange or other exchanges, and is reported as Level 1 in the fair value hierarchy. When exchange-cleared contracts lack sufficient liquidity, or are valued using either adjusted exchange-provided prices or nonexchange quotes, we classify those contracts as Level 2 or Level 3 based on the degree to which inputs are observable.

  Physical commodity forward purchase and sales contracts and over-the-counter (OTC) financial swaps are generally valued using forward quotes provided by brokers and price index developers, such as Platts and Oil Price Information Service. We corroborate these quotes with market data and classify the resulting fair values as Level 2. When forward market prices are not available, we estimate fair value using the forward price of a similar commodity, adjusted for the difference in quality or location. In certain less liquid markets or for longer-term contracts, forward prices are not as readily available. In these circumstances, physical commodity purchase and sales contracts and OTC swaps are valued using internally developed methodologies that consider historical relationships among various commodities that result in management's best estimate of fair value. We classify these contracts as Level 3. Physical and OTC commodity options are valued using industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and contractual prices for the underlying instruments, as well as other relevant economic measures. The degree to which these inputs are observable in the forward markets determines whether the options are classified as Level 2 or 3. We use a midmarket pricing convention (the midpoint between bid and ask prices). When appropriate, valuations are adjusted to reflect credit considerations, generally based on available market evidence.

  When applicable, we determine the fair value of interest rate swaps based on observable market valuations for interest rate swaps that have notional amounts, terms and pay and reset frequencies similar to ours.

- *Rabbi trust assets*—These deferred compensation investments are measured at fair value using unadjusted quoted prices available from national securities exchanges and are therefore categorized as Level 1 in the fair value hierarchy.

- *Investment in NOVONIX*—Our investment in NOVONIX is measured at fair value using unadjusted quoted prices available from the Australian Securities Exchange and is therefore categorized as Level 1 in the fair value hierarchy.

- *Other investments*—Includes other marketable securities with observable market prices.

- *Debt*—The carrying amount of our floating-rate debt approximates fair value. The fair value of our fixed-rate debt is estimated primarily based on observable market prices.

The following tables display the fair value hierarchy for our financial assets and liabilities either accounted for or disclosed at fair value on a recurring basis. These values are determined by treating each contract as the fundamental unit of account; therefore, derivative assets and liabilities with the same counterparty are shown on a gross basis in the hierarchy sections of these tables, before the effects of counterparty and collateral netting. The following tables also reflect the effect of netting derivative assets and liabilities with the same counterparty for which we have the legal right of offset and collateral netting.

The carrying values and fair values by hierarchy of our financial assets and liabilities, either carried or disclosed at fair value, including any effects of counterparty and collateral netting, were:

				Millions of Dollars				
				December 31, 2023				
		Fair Value Hierarchy		Total Fair Value of Gross Assets & Liabilities	Effect of Counterparty Netting	Effect of Collateral Netting	Difference in Carrying Value and Fair Value	Net Carrying Value Presented on the Balance Sheet
	Level 1	Level 2	Level 3					
Commodity Derivative Assets								
Exchange-cleared instruments	$ 3,075	54	—	3,129	(3,039)	—	—	90
OTC instruments	—	1	—	1	—	—	—	1
Physical forward contracts	—	70	1	71	(2)	—	—	69
Rabbi trust assets	155	—	—	155	N/A	N/A	—	155
Investment in NOVONIX	39	—	—	39	N/A	N/A	—	39
	$ 3,269	125	1	3,395	(3,041)	—	—	354
Commodity Derivative Liabilities								
Exchange-cleared instruments	$ 3,057	41	—	3,098	(3,039)	(18)	—	41
Physical forward contracts	—	50	—	50	(2)	—	—	48
Floating-rate debt	—	1,915	—	1,915	N/A	N/A	—	1,915
Fixed-rate debt, excluding finance leases and software obligations	—	16,718	—	16,718	N/A	N/A	408	17,126
	$ 3,057	18,724	—	21,781	(3,041)	(18)	408	19,130

				Millions of Dollars				
				December 31, 2022				
		Fair Value Hierarchy		Total Fair Value of Gross Assets & Liabilities	Effect of Counterparty Netting	Effect of Collateral Netting	Difference in Carrying Value and Fair Value	Net Carrying Value Presented on the Balance Sheet
	Level 1	Level 2	Level 3					
Commodity Derivative Assets								
Exchange-cleared instruments	$ 1,615	130	3	1,748	(1,582)	—	—	166
OTC instruments	—	7	16	23	—	—	—	23
Physical forward contracts	—	86	3	89	(12)	—	—	77
Rabbi trust assets	126	—	—	126	N/A	N/A	—	126
Investment in NOVONIX	78	—	—	78	N/A	N/A	—	78
Other investments	42	1	—	43	N/A	N/A	—	43
	$ 1,861	224	22	2,107	(1,594)	—	—	513
Commodity Derivative Liabilities								
Exchange-cleared instruments	$ 1,676	164	5	1,845	(1,582)	(90)	—	173
OTC instruments	—	9	—	9	—	—	—	9
Physical forward contracts	—	42	—	42	(12)	—	—	30
Floating-rate debt	—	65	—	65	N/A	N/A	—	65
Fixed-rate debt, excluding finance leases and software obligations	—	15,871	—	15,871	N/A	N/A	977	16,848
	$ 1,676	16,151	5	17,832	(1,594)	(90)	977	17,125

The rabbi trust assets and investment in NOVONIX are recorded in the "Investments and long-term receivables" line item, and floating-rate and fixed-rate debt are recorded in the "Short-term debt" and "Long-term debt" line items on our consolidated balance sheet. See Note 17—Derivatives and Financial Instruments, for information regarding where the assets and liabilities related to our commodity derivatives are recorded on our consolidated balance sheet.

Nonrecurring Fair Value Measurements

Equity Investments

In the first quarter of 2021, Phillips 66 Partners wrote down the book value of its investment in Liberty to estimated fair value using a Level 3 nonrecurring fair value measurement. This nonrecurring measurement was based on the estimated fair value of Phillips 66 Partners' share of the joint venture's pipeline assets and net working capital at March 31, 2021. See Note 8—Investments, Loans and Long-Term Receivables, for more information regarding Phillips 66 Partners' transfer of its ownership in Liberty to its co-venturer in April 2021.

PP&E and Intangible Assets

Alliance Refinery
In the third quarter of 2021, we remeasured the carrying value of the net PP&E of our Alliance Refinery asset group to fair value. The fair value of PP&E was determined using a combination of the income, cost and sales comparison approaches. The income approach used a discounted cash flow model that required various observable and non-observable inputs, such as commodity prices, margins, operating rates, sales volumes, operating expenses, capital expenditures, terminal-year values and a risk-adjusted discount rate. The cost approach used assumptions for the current replacement costs of similar plant and equipment assets adjusted for estimated physical deterioration, functional obsolescence and economic obsolescence. The sales comparison approach used the value of similar properties recently sold or currently offered for sale. This valuation resulted in a Level 3 nonrecurring fair value measurement.

DCP Midstream Merger
On August 17, 2022, we and Enbridge agreed to merge DCP Midstream and Gray Oak Holdings with DCP Midstream as the surviving entity. As a result, we began consolidating the financial results of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills, and accordingly, accounted for the business combination using the acquisition method of accounting, which required DCP Midstream Class A Segment's, DCP Sand Hills' and DCP Southern Hills', assets and liabilities to be recorded at fair value as of the acquisition date on our consolidated balance sheet. See Note 4—Business Combinations, for additional information on the DCP Midstream Merger.

Equity Method Investments
The fair value of the investments we acquired that are accounted for under the equity method was $2,034 million. The fair value of these assets was determined using the income approach. The income approach used discounted cash flow models that require various observable and non-observable inputs, such as margins, tariffs and rates, utilization, volumes, product costs, operating expenses, capital expenditures, terminal-year values and risk-adjusted discount rates. These valuations resulted in Level 3 nonrecurring fair value measurements.

PP&E
The fair value of PP&E was $13,030 million. The fair value of these assets was determined primarily using the cost approach. The cost approach used assumptions for the current replacement costs of similar plant and equipment assets adjusted for estimated physical deterioration, functional obsolescence and economic obsolescence. The fair value of properties was determined using a sales comparison approach. These valuations resulted in Level 3 nonrecurring fair value measurements.

Debt
The fair value of DCP LP's senior and junior subordinated notes was measured using a market approach, based on the average of quotes for the acquired debt from major financial institutions. These valuations resulted in Level 2 nonrecurring fair value measurements.

Noncontrolling Interests

As a result of our consolidation of DCP Midstream Class A Segment, the noncontrolling interests held in DCP Midstream Class A Segment were recorded at their fair values on the DCP Midstream Merger date. These noncontrolling interests on the DCP Midstream Merger date primarily included Enbridge's indirect economic interest in DCP LP, the public holders of DCP LP's common units and the public holders of DCP LP's preferred units. The fair value of the noncontrolling interests in DCP LP's common units was based on their unit market price as of the date of the DCP Midstream Merger, August 17, 2022. The fair value of the noncontrolling interests in DCP LP's publicly traded preferred units was based on their respective market price as of the date of the DCP Midstream Merger, August 17, 2022. These valuations resulted in Level 1 nonrecurring fair value measurements. The fair value of the noncontrolling interests in DCP LP's other preferred units was based on an income approach that used projected distributions that were discounted using an average implied yield of DCP LP's publicly traded preferred units and expected redemption dates. This valuation resulted in a Level 2 nonrecurring fair value measurement.

Gains Related to DCP Midstream Merger

In connection with the DCP Midstream Merger, we recognized before-tax gains totaling $2,831 million from remeasuring our previously held equity investments to their fair values and a before-tax gain of $182 million related to the transfer of a 35.75% indirect economic interest in Gray Oak Pipeline to our co-venturer. The fair values of our previously held equity interest in DCP Midstream and the equity interest in Gray Oak Pipeline we transferred were primarily based on DCP LP's publicly traded common unit market price on the effective date of the merger, August 17, 2022, the cash consideration contributed and obligations that were deemed to be effectively settled. This valuation resulted in Level 1 nonrecurring fair value measurements. The fair values of our previously held equity interests in DCP Sand Hills and DCP Southern Hills were determined using the income approach. The income approach used discounted cash flow models that require various observable and non-observable inputs, such as tariffs, volumes, operating expenses, capital expenditures, terminal-year values and risk-adjusted discount rates. These valuations resulted in Level 3 nonrecurring fair value measurements.

Note 19—Equity

Preferred Stock
Phillips 66 has 500 million shares of preferred stock authorized, with a par value of $0.01 per share, none of which have been issued.

Treasury Stock
On October 25, 2023, our Board of Directors approved a $5 billion increase to our share repurchase authorization. Since the inception of our share repurchase program in 2012, our Board of Directors has authorized an aggregate of $25 billion of repurchases of our outstanding common stock, and we have repurchased 213.8 million shares at an aggregate cost of $18 billion. In 2023, we repurchased 37.8 million shares at an aggregate cost of $4 billion. Our share repurchase authorizations do not expire. Any future share repurchases will be made at the discretion of management and will depend on various factors including our share price, results of operations, financial condition and cash required for future business plans. Shares of stock repurchased are held as treasury shares.

Our Board of Directors separately authorized two transactions in 2014 and 2018, which resulted in the repurchase of 52.4 million shares of Phillips 66 common stock with an aggregate value of $4.6 billion.

In March 2022, in connection with the Phillips 66 Partners merger, we issued 41.8 million shares of common stock from our treasury stock with an aggregate cost of $3.4 billion. See Note 30—Phillips 66 Partners LP, for information on the merger with Phillips 66 Partners.

Common Stock Dividends
On February 7, 2024, our Board of Directors declared a quarterly cash dividend of $1.05 per common share, payable March 1, 2024, to holders of record at the close of business on February 20, 2024.

Noncontrolling Interests
At December 31, 2023, our noncontrolling interests primarily represented Enbridge's indirect economic interest in DCP LP. On June 15, 2023, as part of the DCP LP Merger, we acquired all publicly held common units of DCP LP and eliminated the public common unit noncontrolling interest in our consolidated financial statements from the DCP LP Merger date, forward. During 2023, DCP LP also redeemed its Series B and Series C preferred units. See Note 29—DCP Midstream Class A Segment, for further information on the DCP LP Merger and preferred unit redemptions.

At December 31, 2022, our noncontrolling interests primarily represented Enbridge's indirect economic interest in DCP LP, the public holders of DCP LP's common units and the holders of DCP LP's Series B and Series C preferred units. In December 2022, DCP LP redeemed its Series A preferred units. In March 2022, we completed a merger between us and Phillips 66 Partners, which resulted in the acquisition of all limited partnership interests in Phillips 66 Partners not already owned by us. See Note 29—DCP Midstream Class A Segment, for further information on the preferred unit redemption. See Note 30—Phillips 66 Partners LP, for further information on the merger with Phillips 66 Partners.

Note 20—Leases

We lease marine vessels, pipelines, storage tanks, railcars, service station sites, office buildings, corporate aircraft, land and other facilities and equipment. In determining whether an agreement contains a lease, we consider our ability to control the asset and whether third-party participation or vendor substitution rights limit our control. Certain leases include escalation clauses for adjusting rental payments to reflect changes in price indices, as well as renewal options and/or options to purchase the leased property. Renewal options have been included only when reasonably certain of exercise. There are no significant restrictions imposed on us in our lease agreements with regards to dividend payments, asset dispositions or borrowing ability. Certain leases have residual value guarantees, which may require additional payments at the end of the lease term if future fair values decline below contractual lease balances.

We discount lease obligations using our incremental borrowing rate. We separate costs for lease and service components for contracts involving marine vessels and consignment service stations. For these contracts, we allocate the consideration payable between the lease and service components using the relative standalone prices of each component. For contracts involving all other asset types, we account for the lease and service components on a combined basis. For short-term leases, which are leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that is reasonably certain to be exercised, we do not recognize the right-of-use (ROU) asset and corresponding lease liability on our consolidated balance sheet.

The following table indicates the consolidated balance sheet line items that include the ROU assets and lease liabilities for our finance and operating leases at December 31:

		Millions of Dollars			
		2023		2022	
		Finance Leases	Operating Leases	Finance Leases	Operating Leases
Right-of-Use Assets					
Net properties, plants and equipment	$	**298**	—	259	—
Other assets		—	**1,116**	—	995
Total right-of-use assets	$	**298**	**1,116**	259	995
Lease Liabilities					
Short-term debt	$	**25**	—	23	—
Other accruals		—	**362**	—	282
Long-term debt		**280**	—	234	—
Other liabilities and deferred credits		—	**790**	—	745
Total lease liabilities	$	**305**	**1,152**	257	1,027

Future minimum lease payments at December 31, 2023, for finance and operating lease liabilities were:

	Millions of Dollars	
	Finance Leases	Operating Leases
2024	$ 39	406
2025	32	295
2026	34	206
2027	28	127
2028	29	75
Remaining years	250	180
Future minimum lease payments	412	1,289
Amount representing interest or discounts	(107)	(137)
Total lease liabilities	$ 305	1,152

Our finance lease liabilities relate primarily to service station consignment agreements with a marketing joint venture and a crude oil terminal in the United Kingdom. The lease liability for the terminal finance lease is subject to foreign currency translation adjustments each reporting period.

Components of net lease cost for the years ended December 31, 2023, 2022 and 2021, were:

	Millions of Dollars		
	2023	2022	2021
Finance lease cost			
Amortization of right-of-use assets	$ **30**	24	23
Interest on lease liabilities	**9**	9	9
Total finance lease cost	**39**	33	32
Operating lease cost	**390**	387	461
Short-term lease cost	**76**	63	104
Variable lease cost	**55**	19	3
Sublease income	**(12)**	(13)	(15)
Total net lease cost	$ **548**	489	585

Cash paid for amounts included in the measurement of our lease liabilities for the years ended December 31, 2023, 2022 and 2021, was:

	Millions of Dollars		
	2023	2022	2021
Operating cash outflows—finance leases	$ **15**	11	9
Operating cash outflows—operating leases	**390**	392	438
Financing cash outflows—finance leases	**19**	32	21

During the years ended December 31, 2023, 2022 and 2021, we recorded noncash ROU assets and corresponding operating lease liabilities totaling $398 million, $269 million and $260 million, respectively, related to new and modified lease agreements.

At December 31, 2023 and 2022, the weighted-average remaining lease terms and discount rates for our lease liabilities were:

	2023	2022
Weighted-average remaining lease term—finance leases (years)	13.4	12.5
Weighted-average remaining lease term—operating leases (years)	4.9	5.8
Weighted-average discount rate—finance leases	3.9 %	3.3
Weighted-average discount rate—operating leases	4.5 %	3.8

Note 21—Pension and Postretirement Plans

The following table provides a reconciliation of the projected benefit obligations and plan assets for our pension plans and accumulated benefit obligations for our other postretirement benefit plans:

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2023		2022		2023	2022
	U.S.	Int'l.	U.S.	Int'l.		
Change in Benefit Obligations						
Benefit obligations at January 1	$ 2,209	675	3,033	1,409	156	197
Service cost	108	13	123	28	3	4
Interest cost	118	31	100	21	8	5
Plan participant contributions	—	2	—	2	7	6
Actuarial loss (gain)	58	30	(528)	(502)	2	(37)
Benefits paid	(233)	(33)	(519)	(44)	(26)	(19)
Settlements	—	—	—	(101)	—	—
Foreign currency exchange rate change	—	34	—	(138)	—	—
Benefit obligations at December 31	$ 2,260	752	2,209	675	150	156
Change in Fair Value of Plan Assets						
Fair value of plan assets at January 1	$ 1,778	707	2,547	1,280	—	—
Actual return on plan assets	203	44	(375)	(329)	—	—
Company contributions	391	20	125	23	19	13
Plan participant contributions	—	2	—	2	7	6
Benefits paid	(233)	(33)	(519)	(44)	(26)	(19)
Settlements	—	—	—	(101)	—	—
Foreign currency exchange rate change	—	38	—	(124)	—	—
Fair value of plan assets at December 31	$ 2,139	778	1,778	707	—	—
Funded Status at December 31	$ (121)	26	(431)	32	(150)	(156)

Amounts recognized in the consolidated balance sheet for our pension and other postretirement benefit plans at December 31 include:

		Millions of Dollars					
		Pension Benefits				Other Benefits	
		2023		2022		2023	2022
		U.S.	Int'l.	U.S.	Int'l.		
Amounts Recognized in the Consolidated Balance Sheet							
Noncurrent assets	$	—	**157**	—	140	—	—
Current liabilities		**(55)**	—	(50)	—	**(20)**	(15)
Noncurrent liabilities		**(66)**	**(131)**	(381)	(108)	**(130)**	(141)
Total recognized	$	**(121)**	**26**	(431)	32	**(150)**	(156)

Included in accumulated other comprehensive loss at December 31 were the following before-tax amounts that had not been recognized in net periodic benefit cost:

		Millions of Dollars					
		Pension Benefits				Other Benefits	
		2023		2022		2023	2022
		U.S.	Int'l.	U.S.	Int'l.		
Unrecognized net actuarial loss (gain)	$	**111**	**2**	159	(27)	**(51)**	(59)
Unrecognized prior service credit		—	—	—	—	—	—

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):

		Millions of Dollars					
		Pension Benefits				Other Benefits	
		2023		2022		2023	2022
		U.S.	Int'l.	U.S.	Int'l.		
Sources of Change in Other Comprehensive Income							
Net actuarial gain (loss) arising during the period	$	**20**	**(26)**	18	136	**(2)**	37
Amortization of net actuarial loss (gain) and settlements		**28**	**(3)**	74	21	**(6)**	(2)
Amortization of prior service credit		—	—	—	(1)	—	(2)
Total recognized in other comprehensive income	$	**48**	**(29)**	92	156	**(8)**	33

The accumulated benefit obligations for all U.S. and international pension plans were $2,101 million and $661 million, respectively, at December 31, 2023, and $2,055 million and $593 million, respectively, at December 31, 2022.

Information for U.S. and international pension plans with an accumulated benefit obligation in excess of plan assets at December 31 was:

	Millions of Dollars			
	Pension Benefits			
	2023		2022	
	U.S.	**Int'l.**	U.S.	Int'l.
Accumulated benefit obligations	**$ 101**	**136**	2,055	114
Fair value of plan assets	**—**	**13**	1,778	13

Information for U.S. and international pension plans with a projected benefit obligation in excess of plan assets at December 31 was:

	Millions of Dollars			
	Pension Benefits			
	2023		2022	
	U.S.	**Int'l.**	U.S.	Int'l.
Projected benefit obligations	**$ 2,260**	**144**	2,209	121
Fair value of plan assets	**2,139**	**13**	1,778	13

Components of net periodic benefit cost for all defined benefit plans are presented in the table below:

	Millions of Dollars								
	Pension Benefits						Other Benefits		
	2023		2022		2021		**2023**	2022	2021
	U.S.	**Int'l.**	U.S.	Int'l.	U.S.	Int'l.			
Components of Net Periodic Benefit Cost									
Service cost	**$ 108**	**13**	123	28	146	36	**3**	4	5
Interest cost	**118**	**31**	100	21	81	19	**8**	5	5
Expected return on plan assets	**(126)**	**(43)**	(135)	(56)	(160)	(59)	**—**	—	—
Amortization of prior service credit	**—**	**—**	—	(1)	—	(1)	**—**	(2)	(2)
Amortization of net actuarial loss (gain)	**11**	**(3)**	21	12	46	25	**(6)**	(2)	(1)
Settlements	**17**	**—**	53	9	55	—	**—**	—	—
Net periodic benefit cost (credit)*	**$ 128**	**(2)**	162	13	168	20	**5**	5	7

* Included in the "Operating expenses" and "Selling, general and administrative expenses" line items on our consolidated statement of income.

In determining net periodic benefit cost, we amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. For net actuarial gains and losses, we amortize 10% of the unamortized balance each year. The amount subject to amortization is determined on a plan-by-plan basis.

The following weighted-average assumptions were used to determine benefit obligations and net periodic benefit costs for years ended December 31:

	Pension Benefits				Other Benefits	
	2023		2022		2023	2022
	U.S.	Int'l.	U.S.	Int'l.		
Assumptions Used to Determine Benefit Obligations:						
Discount rate	**5.35 %**	**4.36**	5.70	4.64	**5.45**	5.70
Rate of compensation increase	**4.30**	**3.34**	4.30	3.32	—	—
Interest crediting rate on cash balance plan	**3.98**	**—**	3.88	—	—	—
Assumptions Used to Determine Net Periodic Benefit Cost:						
Discount rate	**5.70 %**	**4.64**	3.94	1.65	**5.70**	2.90
Expected return on plan assets	**7.50**	**5.91**	6.50	4.90	—	—
Rate of compensation increase	**4.30**	**3.32**	4.30	3.05	—	—
Interest crediting rate on cash balance plan	**3.88**	**—**	2.59	—	—	—

For both U.S. and international pension plans, the overall expected long-term rate of return is developed from the expected future return of each asset class, weighted by the expected allocation of pension assets to that asset class. We rely on a variety of independent market forecasts in developing the expected rate of return for each class of assets.

For the year ended December 31, 2023, actuarial losses resulted in increases in our U.S. and international pension benefit obligations of $58 million and $30 million, respectively. For the year ended December 31, 2022, actuarial gains resulted in decreases in our U.S. and international pension benefit obligations of $528 million and $502 million, respectively. The primary driver for the actuarial losses in 2023 was decreases in the discount rates. The primary driver for the actuarial gains in 2022 was increases in the discount rates.

For the year ended December 31, 2023, the weighted-average actual return on plan assets was 10%, which resulted in an increase in our U.S. and international plan assets of $203 million and $44 million, respectively. For the year ended December 31, 2022, the weighted-average actual return on plan assets was negative 20%, which resulted in a decrease in our U.S. and international plan assets of $375 million and $329 million, respectively. The primary driver of the return on plan assets in 2023 and 2022 was fluctuations in the equity and fixed income markets.

Our other postretirement benefit plans for health insurance are contributory. Effective December 31, 2012, we terminated the subsidy for retiree medical plans. Since January 1, 2013, eligible employees have been able to utilize notional amounts credited to an account during their period of service with the company to pay all, or a portion, of their cost to participate in postretirement health insurance. In general, employees hired after December 31, 2012, will not receive credits to an account, but will have unsubsidized access to health insurance through the plan. The cost of health insurance will be adjusted annually by the company's actuary to reflect actual experience and expected health care cost trends. The measurement of the accumulated benefit obligation assumes a health care cost trend rate of 7% in 2024 that declines to 5% by 2031.

Plan Assets

The investment strategy for managing pension plan assets is to seek a reasonable rate of return relative to an appropriate level of risk and provide adequate liquidity for benefit payments and portfolio management. We follow a policy of diversifying pension plan assets across asset classes, investment managers, and individual holdings. As a result, our plan assets have no significant concentrations of credit risk. Asset classes that are considered appropriate include equities, fixed income, cash, real estate and infrastructure investments and insurance contracts. Plan fiduciaries may consider and add other asset classes to the investment program from time to time. The target allocations for plan assets are approximately 47% equity securities, 37% debt securities, 8% real estate investments and 8% in all other types of investments as of December 31, 2023. Generally, the investments in the plans are publicly traded, therefore minimizing the liquidity risk in the portfolio.

The following is a description of the valuation methodologies used for the pension plan assets.

- Fair values of equity securities and government debt securities are based on quoted market prices.

- Fair values of corporate debt securities are estimated using recently executed transactions and market price quotations. If there have been no market transactions in a particular fixed income security, its fair value is calculated by pricing models that benchmark the security against other securities with actual market prices.

- Fair values of cash and cash equivalents approximate their carrying amounts.

- Fair values of insurance contracts are valued at the present value of the future benefit payments owed by the insurance company to the plans' participants.

- Fair values of investments in common/collective trusts (CCT) and real estate and infrastructure investments, which include a CCT, limited partnerships, and other real estate funds, are valued at the net asset value (NAV) as a practical expedient. The NAV is based on the underlying net assets owned by the fund and the relative interest of each participating investor in the fair value of the underlying assets. These investments valued at NAV are not classified within the fair value hierarchy, but are presented in the fair value table to permit reconciliation of total plan assets to the amounts presented in the fair value table.

The fair values of our pension plan assets at December 31, by asset class, were:

	Millions of Dollars							
	U.S.				International			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
2023								
Equity securities	$ 295	—	—	295	—	—	—	—
Government debt securities	388	—	—	388	—	—	—	—
Corporate debt securities	—	101	—	101	—	—	—	—
Cash and cash equivalents	31	—	—	31	4	—	—	4
Insurance contracts	—	—	—	—	—	—	13	13
Total assets in the fair value hierarchy	714	101	—	815	4	—	13	17
Common/collective trusts measured at NAV				1,013				636
Real estate and infrastructure investments measured at NAV				311				125
Total	$ 714	101	—	2,139	4	—	13	778

	Millions of Dollars							
	U.S.				International			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
2022								
Equity securities	$ 239	—	—	239	—	—	—	—
Government debt securities	268	—	—	268	—	—	—	—
Corporate debt securities	—	89	—	89	—	—	—	—
Cash and cash equivalents	19	—	—	19	64	—	—	64
Insurance contracts	—	—	—	—	—	—	13	13
Total assets in the fair value hierarchy	526	89	—	615	64	—	13	77
Common/collective trusts measured at NAV				841				567
Real estate and infrastructure investments measured at NAV				322				63
Total	$ 526	89	—	1,778	64	—	13	707

Our funding policy for U.S. plans is to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986, as amended. Contributions to international plans are subject to local laws and tax regulations. Actual contribution amounts are dependent upon plan asset returns, changes in pension obligations, regulatory environments, and other economic factors. In 2024, we expect to contribute approximately $75 million to our U.S. pension plans and other postretirement benefit plans and $5 million to our international pension plans.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid to plan participants in the years indicated:

	Millions of Dollars		
	Pension Benefits		Other Benefits
	U.S.	Int'l.	
2024	$ 251	24	18
2025	207	27	17
2026	213	28	17
2027	217	30	16
2028	216	34	16
2029-2033	1,096	184	74

Defined Contribution Plans

Most U.S. employees are eligible to participate in the Phillips 66 Savings Plan (Savings Plan). Employees can contribute up to 75% of their eligible pay, subject to certain statutory limits, in the Savings Plan to a choice of investment funds. For the years ended December 31, 2023 and 2022, Phillips 66 provided a company match of participant contributions up to 8% of eligible pay, with an additional Success Share contribution ranging from 0% to 4% of eligible pay based on management discretion. For the year ended December 31, 2021, Phillips 66 provided a company match of participant contributions up to 6% of eligible pay, with an additional Success Share contribution ranging from 0% to 6% of eligible pay based on management discretion.

For the years ended December 31, 2023, 2022 and 2021, we recorded expense of $196 million, $210 million and $142 million, respectively, related to our contributions to the Savings Plan.

Note 22—Share-Based Compensation Plans

Share-based payment awards, including stock options, stock appreciation rights, stock awards (including restricted stock and RSU awards), cash awards, and performance awards, are granted to our employees, nonemployee directors and other plan participants by the Human Resources and Compensation Committee (HRCC) of our Board of Directors under the applicable Omnibus Stock and Performance Incentive Plan of Phillips 66. Prior to May 11, 2022, share-based payment awards were granted under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66 (the 2013 P66 Omnibus Plan). On May 11, 2022, Phillips 66's shareholders approved the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66 (the 2022 P66 Omnibus Plan), which replaced the 2013 P66 Omnibus Plan. No future awards will be made under the 2013 P66 Omnibus Plan. As of December 31, 2023, approximately 13 million shares of Phillips 66's common stock remained available to be issued to settle share-based payment awards under the 2022 P66 Omnibus Plan.

Total share-based compensation expense recognized in income and the associated income tax benefit for the years ended December 31 were:

| | | Millions of Dollars | |
	2023	2022	2021
Restricted stock units	$ 130	101	100
Performance share units	139	68	23
Stock options	19	17	19
Other	9	24	2
Total share-based compensation expense	$ 297	210	144
Income tax benefit	$ (87)	(55)	(33)

Restricted Stock Units

Generally, RSUs are granted annually under the provisions of the applicable Phillips 66 incentive plan, and vest either ratably over three years following the grant date or cliff vest at the end of three years for awards granted in 2023. For awards granted prior to 2023, RSUs cliff vest at the end of three years. The grant date fair value is equal to the average of the high and low market price of our stock on the grant date. The recipients receive a quarterly dividend equivalent cash payment until the RSU is settled by issuing one share of our common stock for each RSU at the end of the service period. RSUs granted to retirement-eligible employees are not subject to forfeiture ten months after the grant date for RSUs granted in 2023 and six months after the grant date for RSUs granted prior to 2023. Special RSUs are granted to attract or retain key personnel and the terms and conditions may vary by award.

The following table summarizes our RSU activity from January 1, 2023, to December 31, 2023:

	Stock Units	Weighted-Average Grant-Date Fair Value	Millions of Dollars Total Fair Value
Outstanding at January 1, 2023	3,266,475	$ 82.76	
Granted	1,583,095	100.39	
Forfeited	(92,090)	93.04	
Issued	(1,225,397)	84.48	$ 126
Outstanding at December 31, 2023	**3,532,083**	**$ 89.80**	
Not Vested at December 31, 2023	**2,491,170**	**$ 90.40**	

At December 31, 2023, the remaining unrecognized compensation cost from unvested RSU awards was $92 million, which will be recognized over a weighted-average period of 18 months, the longest period being 35 months.

During 2022 and 2021, we granted RSUs with a weighted-average grant-date fair value of $88.16 and $75.91, respectively. During 2022 and 2021, we issued shares with an aggregate fair value of $102 million and $61 million, respectively, to settle RSUs.

Performance Share Units

Under the applicable Phillips 66 incentive plan, senior management is annually awarded restricted performance share units (PSUs) with three-year performance periods. These awards vest when the HRCC approves the three-year performance results, which represents the grant date. Retirement-eligible employees may retain a prorated share of the award if they retire prior to the grant date. PSUs are classified as liability awards and compensation expense is recognized over the three-year performance periods.

PSUs granted under the applicable Phillips 66 incentive plan are settled by cash payments equal to the fair value of the awards, which is based on the market prices of our stock near the end of the performance periods. The HRCC must approve the three-year performance results prior to payout. Dividend equivalents are not paid on these awards.

PSUs granted under prior incentive compensation plans were classified as equity awards. These equity awards are settled upon an employee's retirement by issuing one share of our common stock for each PSU held. Dividend equivalents are paid on these awards.

The following table summarizes our PSU activity from January 1, 2023, to December 31, 2023:

				Millions of Dollars
	Performance Share Units		Weighted-Average Grant-Date Fair Value	Total Fair Value
Outstanding at January 1, 2023	703,169	$	38.54	
Granted	347,668		102.66	
Forfeited	(243)		63.64	
Issued	(168,665)		41.56	$ 13
Cash settled	(347,668)		102.66	36
Outstanding at December 31, 2023	534,261	$	37.57	
Not Vested at December 31, 2023	—	$	—	

At December 31, 2023, there was no remaining unrecognized compensation cost from unvested PSU awards.

During 2022 and 2021, we granted PSUs with a weighted-average grant-date fair value of $71.82 and $68.18, respectively. During 2022 and 2021, we issued shares with an aggregate fair value of $9 million and $12 million, respectively, to settle PSUs. During 2022 and 2021, we cash settled PSUs with an aggregate fair value of $18 million and $27 million, respectively.

Stock Options

Stock options granted under the provisions of the applicable Phillips 66 incentive plan and earlier plans permit purchases of our common stock at exercise prices equivalent to the average of the high and low market price of our stock on the date the options were granted. The options have terms of 10 years and vest ratably over three years following the grant date, with one-third of the options becoming exercisable each year on the grant date anniversary. Options granted to retirement-eligible employees are not subject to forfeiture ten months after the grant date for options granted in 2023 and six months after the grant date for options granted prior to 2023.

The following table summarizes our stock option activity from January 1, 2023, to December 31, 2023:

							Millions of Dollars
	Options		Weighted-Average Exercise Price		Weighted-Average Grant-Date Fair Value		Aggregate Intrinsic Value
Outstanding at January 1, 2023	5,842,915	$	84.97				
Granted	792,000		100.32	$	27.45		
Forfeited	(33,372)		97.41				
Exercised	(1,483,629)		82.84			$	52
Outstanding at December 31, 2023	5,117,914	$	87.89				
Vested at December 31, 2023	4,604,847	$	87.35			$	212
Exercisable at December 31, 2023	3,198,901	$	86.59			$	149

The weighted-average remaining contractual terms of vested options and exercisable options at December 31, 2023, were 6.37 years and 5.6 years, respectively. During 2023, we received $123 million in cash and realized an income tax benefit of $12 million from the exercise of options. At December 31, 2023, the remaining unrecognized compensation expense from unvested options was $6 million, which will be recognized over a weighted-average period of 21 months, the longest period being 30 months.

During 2022 and 2021, we granted options with a weighted-average grant-date fair value of $17.02 and $12.06, respectively. During 2022 and 2021, employees exercised options with an aggregate intrinsic value of $42 million and $24 million, respectively.

The following table provides the significant assumptions used to calculate the grant-date fair values of options granted over the years shown below, as calculated using the Black-Scholes-Merton option-pricing model:

	2023	2022	2021
Risk-free interest rate	3.84 %	1.97	0.93
Dividend yield	3.80 %	5.10	5.30
Volatility factor	35.19 %	33.67	32.11
Expected life (years)	6.78	6.61	6.76

We calculate the volatility factor using historical Phillips 66 end-of-week closing stock prices. We periodically calculate the average period of time elapsed between grant dates and exercise dates of past grants to estimate the expected life of new option grants.

Other

As a result of the DCP Midstream Merger, we began consolidating DCP Midstream Class A Segment starting on August 18, 2022. DCP Midstream Class A Segment had a Long-Term Incentive Plan under which phantom units, performance units and distribution equivalent rights were awarded to key employees. On June 15, 2023, DCP Midstream Class A Segment's share-based payment awards were converted to Phillips 66 share-based payment awards and are included in the share-based payment award tables above. Share-based compensation expense recognized for DCP Midstream Class A Segment's share-based payment awards totaled $23 million for the period from August 18, 2022, through December 31, 2022, and $6 million for the period from January 1, 2023, through June 14, 2023.

See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers and Note 4—Business Combinations for additional information regarding the merger and associated accounting treatment.

Note 23—Income Taxes

Components of income tax expense (benefit) were:

		Millions of Dollars		
		2023	2022	2021
Income Tax Expense (Benefit)				
Federal				
Current	$	**661**	1,263	363
Deferred		**830**	1,171	(85)
Foreign				
Current		**394**	492	50
Deferred		**(23)**	(109)	(39)
State and local				
Current		**335**	173	5
Deferred		**33**	258	(148)
	$	**2,230**	3,248	146

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (IRA) that includes, among other provisions, changes to the U.S. corporate income tax system, including a 15% minimum tax based on adjusted financial statement income as defined in the IRA, which was effective after December 31, 2022. We do not owe corporate alternative minimum tax in 2023 as the regular U.S. tax liability exceeds the corporate alternative minimum tax. The IRA also included provisions that allow a company to purchase transferable tax credits. In 2023, we executed agreements to purchase eligible tax credits for a total of $262 million. In 2023, we paid $196 million to our counterparties and the remainder will be paid in 2024. These tax credits were used to offset estimated tax payments in 2023.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred tax liabilities and assets at December 31 were:

		Millions of Dollars	
		2023	2022
Deferred Tax Liabilities			
Properties, plants and equipment, and intangibles	$	**3,320**	3,309
Investment in joint ventures		**1,979**	1,854
Investment in subsidiaries		**2,628**	1,974
Other		**268**	238
Total deferred tax liabilities		**8,195**	7,375
Deferred Tax Assets			
Benefit plan accruals		**362**	307
Loss and credit carryforwards		**151**	113
Asset retirement obligations and accrued environmental costs		**127**	137
Other financial accruals and deferrals		**68**	51
Inventory		**34**	62
Other		**274**	220
Total deferred tax assets		**1,016**	890
Less: valuation allowance		**121**	97
Net deferred tax assets		**895**	793
Net deferred tax liabilities	$	**7,300**	6,582

At December 31, 2023, the loss and credit carryforward deferred tax assets were primarily related to a foreign tax credit carryforward in the United States of $113 million; a state tax net operating loss carryforward of $30 million; and capital loss and net operating loss carryforwards in the United Kingdom of $8 million. State net operating loss carryforwards begin to expire in 2040. Foreign tax credit carryforwards, which have a full valuation allowance against them, begin to expire in 2029. The other loss and credit carryforwards, all of which relate to foreign operations, and have a full valuation allowance against them, have indefinite lives.

Valuation allowances have been established to reduce deferred tax assets to an amount that will, more likely than not, be realized. During the year ended December 31, 2023, our total valuation allowance balance increased by $24 million. Based on our historical taxable income, expectations for the future and available tax planning strategies, management expects the remaining net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and the tax consequences of future taxable income.

Earnings of our foreign subsidiaries and foreign joint ventures after December 31, 2017, are generally not subject to incremental income taxes in the United States or withholding taxes in foreign countries upon repatriation. As such, we only assert that the earnings of one of our foreign subsidiaries are indefinitely reinvested. At December 31, 2023 and 2022, the unrecorded deferred tax liability related to the undistributed earnings of this foreign subsidiary was not material.

A deferred income tax liability has not been recognized on the excess of the book basis over the tax basis of an investment in a controlled foreign subsidiary that is essentially permanent in duration. Recognition of a deferred tax liability will only be required if it becomes apparent that this subsidiary will be sold or liquidated in the foreseeable future. At December 31, 2023, the temporary difference resulting from the investment book basis exceeding the tax basis was $1,430 million. Determination of the unrecognized deferred income tax liability related to this temporary difference is not practicable given the variables involved in performing such a calculation.

We file tax returns in the U.S. federal jurisdiction and in many foreign and state jurisdictions. Unrecognized tax benefits reflect the difference between positions taken on income tax returns and the amounts recognized in the financial statements. The following table is a reconciliation of the changes in our unrecognized income tax benefits balance:

| | | Millions of Dollars | | |
		2023	2022	2021
Balance at January 1	$	**54**	54	56
Additions for tax positions of current year		—	1	—
Additions for tax positions of prior years		**66**	2	—
Reductions for tax positions of prior years		**(4)**	(3)	(2)
Balance at December 31	$	**116**	54	54

Included in the balance of unrecognized income tax benefits at December 31, 2023, 2022 and 2021, were $100 million, $37 million and $35 million, respectively, which, if recognized, would affect our effective income tax rate. With respect to various unrecognized income tax benefits and the related accrued liabilities, we expect $28 million to be recognized or paid within the next twelve months.

At December 31, 2023, 2022 and 2021, accrued liabilities for interest and penalties, net of accrued income taxes, totaled $8 million, $7 million and $6 million, respectively. These accruals decreased our results for each of the years ended December 31, 2023, 2022 and 2021 by $1 million, $3 million and $3 million, respectively.

Audits in significant jurisdictions are generally complete as follows: United Kingdom (2021), Germany (2017) and United States (2013). Certain issues remain in dispute for audited years, and unrecognized income tax benefits for years still subject to or currently undergoing an audit are subject to change. As a consequence, the balance in unrecognized income tax benefits can be expected to fluctuate from period to period. Although it is reasonably possible such changes could be significant when compared with our total unrecognized income tax benefits, the amount of change is not estimable.

The amounts of U.S. and foreign income before income taxes, with a reconciliation of income tax at the federal statutory rate to the recorded income tax expense (benefit), were:

		Millions of Dollars			Percentage of Income (Loss) Before Income Taxes		
		2023	2022	2021	**2023**	2022	2021
Income before income taxes							
United States	$	**7,887**	12,628	1,737	**83.3 %**	86.3	99.8
Foreign		**1,582**	2,011	3	**16.7**	13.7	0.2
	$	**9,469**	14,639	1,740	**100.0 %**	100.0	100.0
Federal statutory income tax	$	**1,989**	3,074	365	**21.0 %**	21.0	21.0
State income tax, net of federal income tax benefit		**290**	341	(65)	**3.1**	2.3	(3.7)
Noncontrolling interests		**(51)**	(74)	(57)	**(0.5)**	(0.5)	(3.3)
Non-taxable equity earnings		**(42)**	(33)	(53)	**(0.4)**	(0.2)	(3.0)
Tax law changes		**—**	(25)	(26)	**—**	(0.2)	(1.5)
Other*		**44**	(35)	(18)	**0.4**	(0.2)	(1.1)
	$	**2,230**	3,248	146	**23.6**	22.2	8.4

* Other includes individually immaterial items but is primarily attributable to foreign operations and change in valuation allowance.

For the year ended December 31, 2021, state income tax, net of federal income tax benefit, includes a $58 million benefit, primarily to reflect the impact of updated apportionment factors.

For the years ended December 31, 2023 and 2022, income tax benefits of $113 million and $323 million, respectively, are reflected in "Capital in Excess of Par" on the consolidated statement of changes in equity. There is no income tax reflected in "Capital in Excess of Par" for the year ended December 31, 2021.

Note 24—Accumulated Other Comprehensive Loss

Changes in the balances of each component of accumulated other comprehensive loss were as follows:

		Millions of Dollars			
		Defined Benefit Plans	Foreign Currency Translation	Hedging	Accumulated Other Comprehensive Loss
December 31, 2020	$	(809)	25	(5)	(789)
Other comprehensive income (loss) before reclassifications		318	(70)	2	250
Amounts reclassified from accumulated other comprehensive loss					
Defined benefit plans*					
Amortization of net actuarial loss, prior service credit and settlements		93	—	—	93
Foreign currency translation		—	—	—	—
Hedging		—	—	1	1
Net current period other comprehensive income (loss)		411	(70)	3	344
December 31, 2021		(398)	(45)	(2)	(445)
Other comprehensive income (loss) before reclassifications		204	(291)	—	(87)
Amounts reclassified from accumulated other comprehensive loss					
Defined benefit plans*					
Amortization of net actuarial loss, prior service credit and settlements		72	—	—	72
Foreign currency translation		—	—	—	—
Hedging		—	—	—	—
Net current period other comprehensive income (loss)		276	(291)	—	(15)
December 31, 2022		(122)	(336)	(2)	(460)
Other comprehensive income (loss) before reclassifications		**(12)**	**179**	**(3)**	**164**
Amounts reclassified from accumulated other comprehensive loss					
Defined benefit plans*					
Amortization of net actuarial loss and settlements		**14**	—	—	**14**
Foreign currency translation		—	—	—	—
Hedging		—	—	—	—
Net current period other comprehensive income (loss)		**2**	**179**	**(3)**	**178**
December 31, 2023	$	**(120)**	**(157)**	**(5)**	**(282)**

* Included in the computation of net periodic benefit cost. See Note 21—Pension and Postretirement Plans, for additional information.

Note 25—Cash Flow Information

Supplemental Cash Flow Information

		Millions of Dollars		
		2023	2022	2021
Cash Payments (Receipts)				
Interest	$	**816**	572	549
Income taxes*		**1,397**	2,071	(1,065)

* 2023 includes $196 million of cash paid to counterparties to purchase IRA eligible tax credits. 2021 reflects a net cash refund position. Cash payments for income taxes were $110 million in 2021.

Note 26—Other Financial Information

		Millions of Dollars		
		2023	2022	2021
Interest and Debt Expense				
Incurred				
Debt	$	**842**	611	567
Other		**86**	41	41
		928	652	608
Capitalized		**(31)**	(33)	(27)
Expensed	$	**897**	619	581
Other Income				
Interest income	$	**269**	82	11
Unrealized investment gain (loss)—NOVONIX		**(38)**	(433)	365
Gain related to merger of businesses		**—**	3,013	—
Other, net*		**128**	75	78
	$	**359**	2,737	454

* Includes derivatives-related activities. See Note 17—Derivatives and Financial Instruments, for additional information.

Research and Development Expenses	$	**27**	42	47

Advertising Expenses	$	**54**	56	52

Foreign Currency Transaction (Gains) Losses				
Midstream	$	**1**	9	(5)
Chemicals		**—**	—	—
Refining		**19**	(7)	4
Marketing and Specialties		**4**	(10)	—
Corporate and Other		**(2)**	(1)	2
	$	**22**	(9)	1

Note 27—Related Party Transactions

Significant transactions with related parties were:

	Millions of Dollars		
	2023	2022	2021
Operating revenues and other income (a)(d)	$ **4,623**	6,111	3,759
Purchases (b)(d)	**17,208**	21,244	14,645
Operating expenses and selling, general and administrative expenses (c)	**295**	281	284

(a) We sold NGL, other petrochemical feedstocks and solvents to CPChem, NGL and certain feedstocks to DCP Midstream, gas oil and hydrogen feedstocks to Excel Paralubes LLC (Excel Paralubes), and refined petroleum products to several of our equity affiliates in the M&S segment, including OnCue and CF United. We also sold certain feedstocks and intermediate products to WRB and acted as an agent for WRB in supplying crude oil and other feedstocks for a fee. In addition, we charged several of our equity affiliates, including CPChem, for the use of common facilities, such as steam generators, waste and water treaters and warehouse facilities.

(b) We purchased crude oil, refined petroleum products, NGL and solvents from WRB. We also purchased natural gas and NGL from DCP Midstream and CPChem, as well as other feedstocks from various equity affiliates, for use in our refinery and fractionation processes. In addition, we purchased base oils and fuel products from Excel Paralubes for use in our specialty and refining businesses. We paid NGL fractionation fees to CPChem. We also paid fees to various pipeline equity affiliates for transporting crude oil, refined petroleum products and NGL.

(c) We paid consignment fees to CF United, and utility and processing fees to various equity affiliates.

(d) As a result of the DCP Midstream Merger, we began consolidating DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills. As such, transactions with these parties after August 17, 2022, are not presented in the table above.

Note 28—Segment Disclosures and Related Information

Our operating segments are:

1) **Midstream**—Provides crude oil and refined petroleum product transportation, terminaling and processing services, as well as natural gas and NGL transportation, storage, fractionation, gathering, processing and marketing services, mainly in the United States. As a result of the DCP Midstream Merger on August 17, 2022, we began consolidating DCP Midstream Class A Segment, as well as DCP Sand Hills and DCP Southern Hills. See Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers. This segment also includes our 16% investment in NOVONIX.

2) **Chemicals**—Consists of our 50% equity investment in CPChem, which manufactures and markets petrochemicals and plastics on a worldwide basis.

3) **Refining**—Refines crude oil and other feedstocks into petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels. This segment includes 12 refineries in the United States and Europe.

4) **Marketing and Specialties**—Purchases for resale and markets refined petroleum products and renewable fuels, mainly in the United States and Europe. In addition, this segment includes the manufacturing and marketing of base oils and lubricants.

Corporate and Other includes general corporate overhead, interest income, interest expense, our investment in research of new technologies and various other corporate activities. Corporate assets include all cash, cash equivalents and income tax-related assets. Corporate and Other also includes restructuring costs related to our business transformation. See Note 31—Restructuring, for additional information regarding restructuring costs.

Intersegment sales are at prices that we believe approximate market.

Analysis of Results by Operating Segment

		Millions of Dollars	
	2023	2022	2021
Sales and Other Operating Revenues*			
Midstream			
Total sales	$ **18,605**	19,121	11,714
Intersegment eliminations	**(2,825)**	(2,932)	(2,901)
Total Midstream	**15,780**	16,189	8,813
Chemicals	**—**	—	3
Refining			
Total sales	**96,011**	112,725	75,096
Intersegment eliminations	**(59,846)**	(71,127)	(46,122)
Total Refining	**36,165**	41,598	28,974
Marketing and Specialties			
Total sales	**98,769**	115,622	75,583
Intersegment eliminations	**(3,351)**	(3,453)	(1,929)
Total Marketing and Specialties	**95,418**	112,169	73,654
Corporate and Other	**36**	34	32
Consolidated sales and other operating revenues	$ **147,399**	169,990	111,476

** See Note 5—Sales and Other Operating Revenues, for further details on our disaggregated sales and other operating revenues.*

Equity in Earnings (Losses) of Affiliates			
Midstream	$ **649**	916	877
Chemicals	**586**	842	1,832
Refining	**439**	747	(184)
Marketing and Specialties	**343**	463	379
Corporate and Other	**—**	—	—
Consolidated equity in earnings of affiliates	$ **2,017**	2,968	2,904

Depreciation, Amortization and Impairments*			
Midstream	$ **926**	569	634
Chemicals	**—**	—	—
Refining	**849**	879	2,272
Marketing and Specialties	**124**	110	114
Corporate and Other	**102**	131	83
Consolidated depreciation, amortization and impairments	$ **2,001**	1,689	3,103

** See Note 11—Impairments, for further details on impairments by segment.*

		Millions of Dollars		
		2023	2022	2021
Interest Income and Expense				
Interest income				
Corporate and Other	$	**269**	82	11
Interest and debt expense				
Corporate and Other	$	**897**	619	581
Income (Loss) Before Income Taxes				
Midstream	$	**2,774**	4,734	1,500
Chemicals		**600**	856	1,844
Refining		**5,266**	7,816	(2,353)
Marketing and Specialties		**2,135**	2,402	1,723
Corporate and Other		**(1,306)**	(1,169)	(974)
Consolidated income before income taxes	$	**9,469**	14,639	1,740
Investments In and Advances To Affiliates				
Midstream	$	**3,766**	4,271	3,978
Chemicals		**7,341**	6,785	6,369
Refining		**2,802**	2,484	2,340
Marketing and Specialties		**825**	883	750
Corporate and Other		**2**	2	2
Consolidated investments in and advances to affiliates	$	**14,736**	14,425	13,439
Total Assets				
Midstream	$	**29,107**	30,273	15,546
Chemicals		**7,357**	6,785	6,453
Refining		**22,432**	21,581	20,338
Marketing and Specialties		**11,411**	9,939	8,505
Corporate and Other		**5,194**	7,864	4,752
Consolidated total assets	$	**75,501**	76,442	55,594

	Millions of Dollars		
Capital Expenditures and Investments	**2023**	2022	2021
Midstream	$ **625**	1,043	733
Chemicals	—	—	—
Refining	**1,339**	928	784
Marketing and Specialties	**364**	89	202
Corporate and Other	**90**	134	141
Consolidated capital expenditures and investments	$ **2,418**	2,194	1,860

Geographic Information

Long-lived assets, defined as net PP&E plus investments and long-term receivables, by geographic location at December 31 were:

	Millions of Dollars		
	2023	2022	2021
United States	$ **49,124**	48,286	34,882
United Kingdom	**1,406**	1,349	1,323
Germany	**394**	391	605
Other countries	**90**	87	96
Worldwide consolidated	$ **51,014**	50,113	36,906

Note 29—DCP Midstream Class A Segment

DCP Midstream Class A Segment is a VIE and we are the primary beneficiary. DCP Midstream Class A Segment is comprised of the businesses, activities, assets and liabilities of DCP LP and its subsidiaries and its general partner entities. Refer to Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers and Note 4—Business Combinations, for more details regarding the DCP Midstream Merger and related accounting.

DCP LP is a master limited partnership whose operations currently include producing and fractionating NGL, gathering, compressing, treating and processing natural gas; recovering condensate; and transporting, trading, marketing and storing natural gas and NGL.

As a result of the DCP Midstream Merger, we began consolidating DCP Midstream Class A Segment from the merger date forward, and we reflected the interests held by DCP LP's public common and preferred unitholders' and Enbridge's indirect economic interest in DCP LP at the time of the merger as noncontrolling interests in our consolidated financial statements. On June 15, 2023, as part of the DCP LP Merger, we acquired all publicly held common units of DCP LP and eliminated the public common unit noncontrolling interest in our consolidated financial statements from the DCP LP Merger date, forward. The DCP LP Merger increased our aggregate direct and indirect economic interest in DCP LP from 43.3% to 86.8%. See below and Note 3—DCP Midstream, LLC and DCP Midstream, LP Mergers, for additional information about the DCP Midstream and DCP LP Mergers, as well as information on preferred unit redemptions that also decreased the "Noncontrolling interests" balance on our consolidated balance sheet since December 31, 2022.

The most significant assets of DCP Midstream Class A Segment that are available to settle only its obligations, along with its most significant liabilities for which its creditors do not have recourse to Phillips 66's general credit, were:

	Millions of Dollars	
	December 31, 2023	December 31, 2022
Accounts receivable, trade*	$ 601	988
Net properties, plants and equipment	9,319	9,297
Investments in unconsolidated affiliates**	1,901	2,161
Accounts payable	815	1,239
Short-term debt	357	504
Long-term debt	3,759	4,248

 * Included in the "Accounts and notes receivable" line item on the Phillips 66 consolidated balance sheet.
** Included in the "Investments and long-term receivables" line item on the Phillips 66 consolidated balance sheet.

DCP LP Merger
On June 15, 2023, we completed the acquisition of approximately 91 million publicly held common units of DCP LP pursuant to the terms of the DCP LP Merger Agreement. The DCP LP Merger Agreement was entered into with DCP LP, its subsidiaries and its general partner entities, pursuant to which one of our wholly owned subsidiaries merged with and into DCP LP, with DCP LP surviving as a Delaware limited partnership. Under the terms of the DCP LP Merger Agreement, at the effective time of the DCP LP Merger, each publicly held common unit representing a limited partner interest in DCP LP (other than the common units owned by DCP Midstream and its subsidiaries) issued and outstanding as of immediately prior to the effective time was converted into the right to receive $41.75 per common unit in cash. We paid $3,796 million in cash consideration to common unitholders, funded with a combination of available cash and proceeds from the offering of the Notes and borrowings under the Term Loan Agreement. See Note 11—Debt, for additional information.

The DCP LP Merger was accounted for as an equity transaction and resulted in decreases to "Cash and cash equivalents" of $3,814 million, which includes cash consideration paid to common unitholders of $3,796 million plus fees paid of $18 million, "Noncontrolling interests" of $3,343 million, "Capital in excess of par" of $361 million and "Deferred income taxes" of $110 million on our consolidated balance sheet.

Preferred Units
On October 16, 2023, DCP LP redeemed its Series C preferred units at the aggregated liquidation preference of $110 million, which approximated the book value of the preferred units. In June 2023, DCP LP redeemed its Series B preferred units at the aggregated liquidation preference of $161 million, which approximated the book value of the preferred units. In December 2022, DCP LP redeemed its Series A preferred units with an aggregate liquidation preference of $500 million, which approximated the book value of the preferred units.

Trading and Reporting Status
DCP LP's common units, Series B preferred units and Series C preferred units have been delisted and deregistered from the New York Stock Exchange. In addition, DCP LP has suspended its reporting obligations to the Securities and Exchange Commission under Sections 13 and 15(d) of the Exchange Act.

Distributions
For the years ended December 31, 2023, and 2022, DCP LP made cash distributions of $125 million and $51 million, respectively, to common unitholders other than Phillips 66 and its subsidiaries, and $15 million and $27 million, respectively, to preferred unitholders.

Note 30—Phillips 66 Partners LP

On March 9, 2022, we completed a merger between us and Phillips 66 Partners. The merger resulted in the acquisition of all limited partnership interests in Phillips 66 Partners not already owned by us in exchange for 41.8 million shares of Phillips 66 common stock issued from treasury stock. Phillips 66 Partners common unitholders received 0.50 shares of Phillips 66 common stock for each outstanding Phillips 66 Partners common unit. Phillips 66 Partners' perpetual convertible preferred units were converted into common units at a premium to the original issuance price prior to being exchanged for Phillips 66 common stock. Upon closing, Phillips 66 Partners became a wholly owned subsidiary of Phillips 66 and its common units are no longer publicly traded.

The merger was accounted for as an equity transaction and resulted in decreases to "Treasury stock" of $3,380 million, "Noncontrolling interests" of $2,163 million, "Capital in excess of par" of $901 million, "Deferred income taxes" of $323 million, and "Cash and cash equivalents" of $2 million, and an increase to "Other accruals" of $5 million on our consolidated balance sheet.

Note 31—Restructuring

In April 2022, we announced that we are progressing a multi-year business transformation focused on enterprise-wide opportunities to improve our cost structure. For the years ended December 31, 2023, and 2022, we recorded restructuring costs totaling $177 million and $160 million, respectively, primarily related to consulting fees and severance costs. Restructuring costs for the year ended December 31, 2022, also included an impairment related to assets held for sale. These costs are primarily recorded in the "Selling, general and administrative expenses" and "Impairments" line items on our consolidated statement of income and are reported in our Corporate segment.

In addition, for the years ended December 31, 2023 and 2022, we recorded restructuring costs of $38 million and $18 million, respectively, associated with the integration of DCP Midstream Class A Segment primarily related to severance and contract exit costs. These costs are primarily recorded in the "Selling, general and administrative expenses" line item on our consolidated statement of income and are reported in our Midstream segment.

Note 32—New Accounting Standards

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740) – Improvements to Income Tax Disclosures," which enhances the transparency, effectiveness, and comparability of income tax disclosures by requiring consistent categories and greater disaggregation of information related to income tax rate reconciliations and the jurisdictions in which income taxes are paid. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are evaluating the provisions of ASU 2023-09 and the impact on our financial statement disclosures.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are evaluating the provisions of ASU 2023-07 and the impact on our segment reporting disclosures.

In March 2023, the FASB issued ASU 2023-01, "Leases (Topic 842): Common Control Arrangements." This ASU provides additional requirements for lessees that are a party to a lease between entities under common control in which there are leasehold improvements. This ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. Effective January 1, 2024, we adopted ASU 2023-01. At the time of adoption, there was no impact on our consolidated financial statements from this ASU.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports we file or submit under the Securities Exchange Act of 1934, as amended (the Act), is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2023, with the participation of management, our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer carried out an evaluation, pursuant to Rule 13a-15(b) of the Act, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Act). Based upon that evaluation, our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were operating effectively as of December 31, 2023.

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Act, in the quarterly period ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

This report is included in Item 8 and is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

This report is included in Item 8 and is incorporated herein by reference.

Item 9B. OTHER INFORMATION

During the quarter ended December 31, 2023, no director or Section 16 officer adopted, modified or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our executive officers appears in Part I of this report.

We have adopted a Code of Ethics for the Principal Executive Officer and Senior Financial Officers (the "Code of Ethics") that applies to our Principal Executive Officer, Chief Financial Officer and Controller. The Code of Ethics is posted on our website located at *http://www.phillips66.com* (within the Corporate Governance section) and is available in print upon request. We intend to disclose future amendments to the Code of Ethics, and any waivers of the Code of Ethics, on our website.

The remaining information required by Item 10 of Part III is incorporated herein by reference from our Definitive Proxy Statement relating to our 2024 Annual Meeting of Stockholders to be held on May 15, 2024, which will be filed within 120 days after December 31, 2023 (2024 Definitive Proxy Statement).*

Item 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Part III is incorporated herein by reference from our 2024 Definitive Proxy Statement.*

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of Part III is incorporated herein by reference from our 2024 Definitive Proxy Statement.*

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of Part III is incorporated herein by reference from our 2024 Definitive Proxy Statement.*

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of Part III is incorporated herein by reference from our 2024 Definitive Proxy Statement.*

---

* Except for information or data specifically incorporated herein by reference under Items 10 through 14, other information and data appearing in our 2024 Definitive Proxy Statement are not deemed to be a part of this Annual Report on Form 10-K or deemed to be filed with the Commission as a part of this report.

PART IV

Item 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)   1.   <u>Financial Statements and Supplementary Data</u>
         The financial statements and supplementary information listed in the Index to Financial Statements, which appears on page 83, are filed as part of this Annual Report on Form 10-K.

      2.   <u>Financial Statement Schedules</u>
         All financial statement schedules are omitted because they are not required, not significant, not applicable, or the information is shown in the financial statements or notes thereto.

      3.   <u>Exhibits</u>
         The exhibits listed in the Index to Exhibits, which appears on pages 164 to 170, are filed as part of this Annual Report on Form 10-K.

Item 16. FORM 10-K SUMMARY

None.

PHILLIPS 66

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	Exhibit Number	Filing Date	SEC File No.
2.1	Separation and Distribution Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	2.1	05/01/2012	001-35349
2.2	Agreement and Plan of Merger, dated as of October 26, 2021, by and among Phillips 66, Phillips 66 Company, Phillips 66 Project Development Inc., Phoenix Sub LLC, Phillips 66 Partners LP, and Phillips 66 Partners GP LLC.	8-K	2.1	10/27/2021	001-35349
2.3	Agreement and Plan of Merger, dated January 5, 2023, by and among Phillips 66, Phillips 66 Project Development Inc., Dynamo Merger Sub LLC, DCP Midstream, LP, DCP Midstream GP, LP and DCP Midstream GP, LLC.	8-K	2.1	01/06/2023	001-35349
3.1	Amended and Restated Certificate of Incorporation of Phillips 66.	8-K	3.1	05/01/2012	001-35349
3.2	Amended and Restated By-Laws of Phillips 66.	8-K	3.1	12/09/2022	001-35349
4.1	Description of Phillips 66's Securities.	10-K	4.1	02/21/2020	001-35349
4.2	Indenture, dated as of March 12, 2012, among Phillips 66, as issuer, Phillips 66 Company, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee, in respect of senior debt securities of Phillips 66.	10-12B/A	4.3	04/05/2012	001-35349
4.3	Form of the terms of 5.875% Senior Notes due 2042.	10-12B/A	4.4	04/05/2012	001-35349
4.4	Form of the terms of 4.650% Senior Notes due November 2034.	8-K	4.2	11/17/2014	001-35349
4.5	Form of the terms of 4.875% Senior Notes due November 2044.	8-K	4.2	11/17/2014	001-35349
4.6	Form of the terms of 3.900% Senior Notes due March 2028.	8-K	4.3	03/01/2018	001-35349
4.7	Indenture, dated as of April 9, 2020, among Phillips 66, as issuer, Phillips 66 Company, as guarantor, and U.S. Bank National Association, as trustee, in respect of senior debt securities of Phillips 66.	8-K	4.1	04/09/2020	001-35349
4.8	Form of the terms of 3.850% Senior Notes due 2025.	8-K	4.3	04/09/2020	001-35349
4.9	Form of the terms of 2.150% Senior Notes due 2030.	8-K	4.3	06/10/2020	001-35349
4.10	Form of the terms of 0.900% Senior Notes due 2024.	8-K	4.3	11/18/2020	001-35349
4.11	Form of the terms of 1.300% Senior Notes due 2026.	8-K	4.4	11/18/2020	001-35349
4.12	Form of the terms of 3.300% Senior Notes due 2052.	8-K	4.2	11/15/2021	001-35349

			Incorporated by Reference			
Exhibit Number	**Exhibit Description**	**Form**	**Exhibit Number**	**Filing Date**	**SEC File No.**
4.13	Indenture, dated as of May 5, 2022, among Phillips 66 Company, as issuer, Phillips 66, as guarantor, and U.S. Bank Trust Company, National Association, as trustee, in respect of senior debt securities of Phillips 66 Company.	8-K	4.1	05/05/2022	001-35349
4.14	Form of the terms of the 2024 Notes, including the form of the 2024 Note.	8-K	4.2	05/05/2022	001-35349
4.15	Form of the terms of the 2025 Notes, including the form of the 2025 Note.	8-K	4.3	05/05/2022	001-35349
4.16	Form of the terms of the 2026 Notes, including the form of the 2026 Note.	8-K	4.4	05/05/2022	001-35349
4.17	Form of the terms of the 2028 Notes, including the form of the 2028 Note.	8-K	4.5	05/05/2022	001-35349
4.18	Form of the terms of the 2029 Notes, including the form of the 2029 Note.	8-K	4.6	05/05/2022	001-35349
4.19	Form of the terms of the 2045 Notes, including the form of the 2045 Note.	8-K	4.7	05/05/2022	001-35349
4.20	Form of the terms of the 2046 Notes, including the form of the 2046 Note.	8-K	4.8	05/05/2022	001-35349
4.21	Form of the terms of the 2027 Notes, including the form of the 2027 Note.	8-K	4.2	03/29/2023	001-35349
4.22	Form of the terms of the 2033 Notes, including the form of the 2033 Note.	8-K	4.3	03/29/2023	001-35349
4.23	Registration Rights Agreement, dated as of May 5, 2022, among Phillips 66 Company, as issuer, Phillips 66, as guarantor, and Barclays Capital Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC, as dealer managers.	8-K	4.9	05/05/2022	001-35349
4.24	Indenture dated as of September 30, 2010 for the issuance of debt securities between DCP Midstream Operating, LP, as issuer, any Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.1	09/30/2010	001-32678
4.25	Third Supplemental Indenture dated as of June 14, 2012 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream Partners, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.1	06/14/2012	001-32678

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	Exhibit Number	Filing Date	SEC File No.
4.26	Fifth Supplemental Indenture dated as of March 14, 2013 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream Partners, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	03/14/2013	001-32678
4.27	Sixth Supplemental Indenture dated as of March 13, 2014 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream Partners, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	03/14/2014	001-32678
4.28	Seventh Supplemental Indenture dated as of July 17, 2018 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	07/17/2018	001-32678
4.29	Eighth Supplemental Indenture dated as of May 10, 2019 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	05/10/2019	001-32678
4.30	Ninth Supplemental Indenture dated as of June 24, 2020 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	06/24/2020	001-32678
4.31	Tenth Supplemental Indenture dated as of November 19, 2021 to Indenture dated as of September 20, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	11/19/2021	001-32678
4.32	Indenture, dated as of August 16, 2000, by and between Duke Energy Field Services, LLC and The Chase Manhattan Bank.	8-K	4.1	01/06/2017	001-32678
4.33	First Supplemental Indenture, dated August 16, 2000, by and between Duke Energy Field Services, LLC and The Chase Manhattan Bank.	8-K	4.1	08/16/2000	000-31095
4.34	Fifth Supplemental Indenture, dated as of October 27, 2006, by and between Duke Energy Field Services, LLC and The Bank of New York (as successor to JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank).	8-K	4.3	01/06/2017	001-32678
4.35	Sixth Supplemental Indenture, dated September 17, 2007, by and between DCP Midstream, LLC (formerly known as Duke Energy Field Services, LLC) and The Bank of New York (as successor to JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank).	8-K	4.4	01/06/2017	001-32678

Exhibit Number	Exhibit Description	Form	Incorporated by Reference Exhibit Number	Filing Date	SEC File No.
4.36	Eleventh Supplemental Indenture, dated January 1, 2017, by and between DCP Midstream Operating, LP, DCP Midstream, LLC and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank).	8-K	4.8	01/06/2017	001-32678
4.37	Twelfth Supplemental Indenture, dated January 1, 2017, by and among DCP Midstream Operating, LP (as successor to DCP Midstream, LLC (formerly known as Duke Energy Field Services, LLC)), DCP Midstream Partners, LP and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank).	8-K	4.9	01/06/2017	001-32678
4.38	Indenture, dated as of May 21, 2013, by and between DCP Midstream Operating, LP (as issuer and successor to DCP Midstream, LLC) and the Bank of New York Mellon Trust Company, N.A.	8-K	4.10	01/06/2017	001-32678
4.39	First Supplemental Indenture, dated May 21, 2013, by and between DCP Midstream, LLC and the Bank of New York Mellon Trust Company, N.A.	8-K	4.11	01/06/2017	001-32678
4.40	Second Supplemental Indenture, dated January 1, 2017, by and between DCP Midstream Operating, LP, DCP Midstream, LLC and The Bank of New York Mellon Trust Company, N.A.	8-K	4.12	01/06/2017	001-32678
10.1	Credit Agreement dated as of June 23, 2022, among Phillips 66 Company, Phillips 66, as guarantor, the lenders party thereto, and Mizuho Bank, Ltd., as administrative agent.	8-K	10.1	06/24/2022	001-35349
10.2	Term Loan Credit Agreement dated as of March 27, 2023, among Phillips 66 Company, Phillips 66, as guarantor, the lenders party thereto, and Mizuho Bank, Ltd., as administrative agent.	8-K	10.1	03/29/2023	001-35349
10.3	Third Amended and Restated Limited Liability Company Agreement of Chevron Phillips Chemical Company LLC, effective as of May 1, 2012.	10-Q	10.14	08/03/2012	001-35349
10.4	First Amendment to Third Amended and Restated Limited Liability Company Agreement of Chevron Phillips Chemical Company LLC, effective as of December 31, 2017.	10-K	10.6	02/23/2018	001-35349
10.5	Second Amendment to Third Amended and Restated Limited Liability Company Agreement of Chevron Phillips Chemical Company LLC, effective as of June 1, 2018.	10-Q	10.1	07/27/2018	001-35349
10.6	Third Amendment to the Third Amended and Restated Limited Liability Company Agreement of Chevron Phillips Chemical Company LLC.	10-Q	10.1	04/30/2021	001-35349

		Incorporated by Reference			
Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date	SEC File No.
10.7	Indemnification and Release Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	10.1	05/01/2012	001-35349
10.8	Intellectual Property Assignment and License Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	10.2	05/01/2012	001-35349
10.9	Employee Matters Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	10.4	05/01/2012	001-35349
10.10	Amendment to the Employee Matters Agreement by and between ConocoPhillips and Phillips 66, dated April 26, 2012.	10-Q	10.1	05/02/2013	001-35349
10.11	Transition Services Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	10.5	05/01/2012	001-35349
10.12	2013 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	DEF14A	App. A	03/27/2013	001-35349
10.13	2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	DEF14A	App. A	03/31/2022	001-35349
10.14	Phillips 66 Key Employee Supplemental Retirement Plan.**	10-Q	10.15	08/03/2012	001-35349
10.15	First Amendment to the Phillips 66 Key Employee Supplemental Retirement Plan.**	10-K	10.18	02/22/2013	001-35349
10.16	Phillips 66 Amended and Restated Executive Severance Plan.**	10-Q	10.1	07/29/2016	001-35349
10.17	Phillips 66 Deferred Compensation Plan for Non-Employee Directors.**	10-Q	10.17	08/03/2012	001-35349
10.18	Phillips 66 Key Employee Deferred Compensation Plan-Title I.**	10-Q	10.18	08/03/2012	001-35349
10.19	Phillips 66 Key Employee Deferred Compensation Plan-Title II.**	10-Q	10.19	08/03/2012	001-35349
10.20	First Amendment to the Phillips 66 Key Employee Deferred Compensation Plan Title II.**	10-K	10.24	02/22/2013	001-35349
10.21	Phillips 66 Defined Contribution Make-Up Plan Title I.**	10-Q	10.20	08/03/2012	001-35349
10.22	Phillips 66 Defined Contribution Make-Up Plan Title II.**	10-K	10.26	02/22/2013	001-35349
10.23	First Amendment to the Phillips 66 Defined Contribution Make-Up Plan Title II.**	10-Q	10.1	04/30/2019	001-35349

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	Exhibit Number	Filing Date	SEC File No.
10.24	Phillips 66 Key Employee Change in Control Severance Plan.**	10-K	10.27	02/22/2013	001-35349
10.25	First Amendment to Phillips 66 Key Employee Change in Control Severance Plan, Effective October 2, 2015.**	8-K	10.1	11/08/2013	001-35349
10.26	Annex to the Phillips 66 Nonqualified Deferred Compensation Arrangements.**	10-Q	10.23	08/03/2012	001-35349
10.27	Form of Stock Option Award Agreement under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	10-K	10.31	02/21/2020	001-35349
10.28	Form of Restricted Stock or Restricted Stock Unit Award Agreement under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	10-K	10.32	02/21/2020	001-35349
10.29	Form of Performance Share Unit Award Agreement under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	10-K	10.33	02/21/2020	001-35349
10.30	Form of Stock Option Award Agreement under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	10-Q	10.2	05/04/2023	001-35349
10.31	Form of Restricted Stock or Restricted Stock Unit Award Agreement under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	10-Q	10.3	05/04/2023	001-35349
10.32	Form of Performance Share Unit Award Agreement under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	10-Q	10.4	05/04/2023	001-35349
10.33	Letter Agreement with Vanessa L. Allen Sutherland, dated October 9, 2021.**	10-Q	10.5	05/04/2023	001-35349
10.34	Fifth Amendment to Receivables Financing Agreement, dated July 29, 2022, among DCP Receivables LLC, as borrower, DCP Midstream, LP, as initial servicer, the lenders, LC participants and group agents that are parties thereto from time to time, PNC Bank, National Association, as Administrative Agent and LC Bank, and PNC Capital Markets LLC, as Structuring Agent.	10-Q	10.1	11/03/2022	001-32678
10.35*	Phillips 66 Key Employee Supplemental Retirement Plan Amendment and Restatement.**				
10.36*	Phillips 66 Defined Contribution Make-Up Plan (Title II) Amendment and Restatement.**				
10.37*	Second Amendment to the Phillips 66 Key Employee Deferred Compensation Plan Title II.**				
10.38*	The DCP Executive Nonqualified Excess Plan Plan Document.**				

			Incorporated by Reference			
Exhibit Number	**Exhibit Description**	**Form**	**Exhibit Number**	**Filing Date**	**SEC File No.**
21*	List of Subsidiaries of Phillips 66.				
22*	List of Guarantor Subsidiaries.				
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.				
23.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.				
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.				
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.				
32***	Certifications pursuant to 18 U.S.C. Section 1350.				
97*	Phillips 66 Clawback Policy.				
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH*	Inline XBRL Schema Document.				
101.CAL*	Inline XBRL Calculation Linkbase Document.				
101.LAB*	Inline XBRL Labels Linkbase Document.				
101.PRE*	Inline XBRL Presentation Linkbase Document.				
101.DEF*	Inline XBRL Definition Linkbase Document.				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).				

  * *Filed herewith.*
 ** *Management contracts and compensatory plans or arrangements.*
*** *Furnished herewith.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILLIPS 66

Date: February 21, 2024

/s/ Mark E. Lashier
Mark E. Lashier
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below, as of February 21, 2024, by the following persons on behalf of the registrant and in the capacities indicated.

Signature	**Title**
/s/ Mark E. Lashier *Mark E. Lashier*	President and Chief Executive Officer and Director (Principal executive officer)
/s/ Kevin J. Mitchell *Kevin J. Mitchell*	Executive Vice President and Chief Financial Officer (Principal financial officer)
/s/ J. Scott Pruitt *J. Scott Pruitt*	Vice President and Controller (Principal accounting officer)

/s/ Greg C. Garland	Executive Chairman of the Board of Directors
Greg C. Garland	
/s/ Gary K. Adams	Director
Gary K. Adams	
/s/ Julie L. Bushman	Director
Julie L. Bushman	
/s/ Lisa A. Davis	Director
Lisa A. Davis	
/s/ Gregory J. Hayes	Director
Gregory J. Hayes	
/s/ Charles M. Holley	Director
Charles M. Holley	
/s/ John E. Lowe	Director
John E. Lowe	
/s/ Denise L. Ramos	Director
Denise L. Ramos	
/s/ Denise R. Singleton	Director
Denise R. Singleton	
/s/ Douglas T. Terreson	Director
Douglas T. Terreson	
/s/ Glenn F. Tilton	Director
Glenn F. Tilton	
/s/ Marna C. Whittington	Director
Marna C. Whittington	

[This page intentionally left blank]



PROVIDING ENERGY. IMPROVING LIVES.





PROXY
STATEMENT
2024

At Phillips 66, our people are pursuing our mission of providing energy and improving lives while demonstrating our core values of safety, honor, and commitment.

Our Energy in Action is how we bring our mission and values to life.







WORK FOR THE GREATER GOOD

We embrace our values as a common bond.

Living our values earns us the confidence of our business partners, communities and co-workers.

CREATE AN ENVIRONMENT OF TRUST

We depend on each other to do our jobs.

Trusting each other makes us more productive and agile.

SEEK DIFFERENT PERSPECTIVES

We create space for possibilities.

Championing inclusion enables us to innovate and thrive.

ACHIEVE EXCELLENCE

We challenge ourselves and never settle.

Continuing to improve ensures we deliver extraordinary performance.

Notice of 2024 Annual Meeting of Shareholders

Date and time:
Wednesday, May 15, 2024
9:00 a.m. Central Time

Place:
by live audio webcast at
virtualshareholdermeeting.com/
PSX2024

Who can vote:
Shareholders of record at the close of
business on March 20, 2024 may vote at
the meeting and any adjournments or
postponements of the Annual Meeting.

How to vote:

Online before the meeting
www.proxyvote.com

Online at the meeting
See page 102 for instructions regarding
how to vote online during the meeting
at virtualshareholdermeeting.com/
PSX2024. If you hold your shares in an
employee benefit plan, you must vote
your shares prior to the Annual Meeting.

By phone
Dial toll-free to (800) 690-6903

By mail
Complete, sign and return your proxy
card or voting instruction form in the
provided postage-paid envelope.

Important Notice Regarding the Availability of Proxy Materials for the Meeting:

The Notice and accompanying Proxy
Statement, Annual Report on Form 10-K
for the year ended December 31, 2023,
and form of proxy card are available at
www.proxyvote.com. We are making
these materials available beginning on
or about April 3, 2024, to shareholders
as of the record date.

Matters to be voted on:

At the meeting, shareholders will be asked to vote on the
following proposals:

	PROPOSALS	DETAILS
1	Election of the four Class III Directors named in this Proxy Statement to hold office until the 2027 Annual Meeting	Page 16
2	Board proposal to approve, on an advisory basis, named executive officer compensation	Page 48
3	Ratification of the appointment of our independent registered public accounting firm, Ernst & Young LLP	Page 92
4	A shareholder proposal, if properly presented at the meeting, for the production of a report analyzing the impact of the "System Change Scenario" on the Chemicals business	Page 96

The 2024 Annual Meeting of Shareholders (the "Annual
Meeting") will be held exclusively online. To join the meeting
as a shareholder, you must enter the 16-digit control number
printed on your proxy card, voting instruction form, Notice of
Internet Availability, or legal proxy provided to you by the
broker that holds your shares. During the meeting,
shareholders may ask questions. Other interested parties may
join the meeting as a guest, in which case no control number
is required. For more information, please see the section
ADDITIONAL INFORMATION in this Proxy Statement.

We encourage you to carefully review the proxy materials and
vote your shares promptly, even if you plan to virtually attend
the annual meeting.

For the Board of Directors,



Vanessa Allen Sutherland

Executive Vice President,
Government Affairs, General
Counsel and Corporate Secretary
April 3, 2024

Letters from Leadership

From our Executive Chairman and President and Chief Executive Officer

Dear Fellow Shareholders,

With a relentless focus on operational excellence, we achieved strong operating, safety and financial results in 2023. Through our diversified, integrated portfolio, we generated $7.2 billion of net income and returned $5.9 billion to our shareholders through dividends and share repurchases. Consistent with our core values, we kept safety top of mind and finished the year with our lowest-ever combined employee and contractor total recordable incident rate.

We began the year with a drive to make significant progress toward delivering on our multi-year strategic priority targets, and by October, we raised the bar and increased many of the targets we initially set in late 2022. We are pleased to report on our progress and our expectations for the future.

- **Deliver shareholder returns.** In 2023, we honored our commitment to deliver value to our shareholders through a secure, competitive and growing dividend and share repurchases. Supported by our plan to return at least 50% of cash flows from operations to our shareholders, we raised our original shareholder distributions target, and now expect to return between $13 billion to $15 billion to our shareholders through dividends and share repurchases in the period from July 2022 through year-end 2024.

- **Enhance refining performance.** The execution of our plan to enhance refining performance resulted in crude utilization rates above the industry average in each quarter of 2023. In addition, we completed high-return, low-capital projects to improve market capture. We remain focused on improving performance, increasing market capture and reducing costs to enhance earnings per barrel.

- **Maximize value from wellhead to market.** In Midstream, we bolstered our NGL wellhead-to-market strategy with the acquisition of the public common units of DCP Midstream, LP (DCP). The team has done a remarkable job integrating DCP, and captured run-rate synergies of $250 million as of year-end 2023. We expect to capture an additional $150 million or more in synergies by 2025.

- **Execute our business transformation.** Through our business transformation, we delivered $1.2 billion in run-rate cost and capital reductions in 2023. We are now targeting $1.4 billion in run-rate savings by the end of 2024 as our employees continue to challenge the status quo and leverage technology to improve our ways of working.

- **Maintain financial resilience.** Our commitment to financial resilience includes a targeted net debt-to-capital ratio range of 25% to 30%. We prioritize our investment-grade credit ratings to enhance our long-term competitiveness and protect the integrity of our balance sheet. In alignment with our strategic priorities, we plan to monetize assets that no longer fit our long-term strategy and expect to generate over $3 billion in proceeds from these asset sales.

- **Pursue strategic growth.** We selectively pursued growth opportunities that will provide attractive returns. Notably, through our Rodeo Renewed project, we advanced the conversion of our San Francisco refinery into one of the world's largest renewable fuels facilities.

We are confident that we are focused on the right priorities to maximize value for our shareholders, and we look forward to updating you on our progress throughout the year. We thank you for your continued support and investment in Phillips 66.

In safety, honor and commitment,



Greg C. Garland
Executive Chairman
April 3, 2024



Mark E. Lashier
President and Chief Executive Officer
April 3, 2024

From Our Lead Independent Director

Dear Fellow Shareholders,

On behalf of the entire Board, I extend my sincere gratitude to Greg Garland for his dedicated commitment and exceptional leadership of the Company during his recent tenure as Executive Chairman and, prior to that, as Chairman and CEO. Pursuant to our planned leadership succession process, he will step down from the Board immediately prior to the Annual Meeting, at which point Mark Lashier will take on the additional role of Chairman of the Board while I remain in the role of Lead Independent Director. The Board has been actively involved in this transition process and is confident in Mark's capabilities.

Over the past year, I had the opportunity to sit down with many of our shareholders to learn more about their priorities and share the Board's perspectives on these topics. Many of these conversations touched upon the energy transition and matters of energy security, the Board's oversight of the Company's sustainability initiatives, and our approach to human capital management matters. I discussed the input that I received in these meetings with the entire Board, which considered these viewpoints in our discussions and decisions.

Shareholders also expressed an interest in learning more about governance in the boardroom, including our oversight of the recent CEO transition, Board refreshment and the upcoming Board leadership transition. This Proxy Statement includes greater discussion of these matters that I hope you will find informative. Additionally, we were pleased to welcome Bob Pease to the Board earlier this year. Bob brings broad energy industry experience to the Board, particularly in refining, and a global perspective on business affairs that will add to the Board's oversight of the Company as we advance our strategic priorities.

Above all, the Board remains committed to building long-term value and returning capital to our shareholders. This is particularly evident in the tremendous progress that our management team has made over the past year executing the Company's strategic priorities to meet its financial and operational targets. The Company's 2024 capital program underscores this focus, and demonstrates significant capital discipline in support of our strategic priorities.

On behalf of the Board, I join Greg and Mark in thanking you for choosing to invest in Phillips 66. It is a great pleasure to serve as your Lead Independent Director, and I look forward to hearing from many of you again this year.

Sincerely,

Glenn F. Tilton

Glenn F. Tilton
Lead Independent Director
April 3, 2024



"Above all, the Board remains committed to building long-term value and returning capital to our shareholders. This is particularly evident in the tremendous progress that our management team has made over the past year executing the Company's strategic priorities to meet its financial and operational targets."

Table of Contents

NON-GAAP FINANCIAL MEASURES

This Proxy Statement contains certain financial measures, including "Adjusted PSP ROCE," "Adjusted VCIP EBITDA," and "Adjusted VCIP Controllable Costs," that are not determined in accordance with generally accepted accounting principles (GAAP) and may not be defined and calculated by other companies using the same or similar terminology. Please see Appendix A, *Non-GAAP Financial Measures*, for further information on the non-GAAP financial measures used herein, including reconciliations to the most directly comparable GAAP financial measure when practicable.

Resources and Defined Terms

Resources

Corporate Governance Documents

https://investor.phillips66.com/corporate-governance

- Code of Business Ethics & Conduct
- Code of Ethics for the Principal Executive Officer and Senior Financial Officers
- Amended and Restated By-laws
- Governance Guidelines
- Committee Charters

Company Reports

https://www.phillips66.com/sustainability/esg-library under the heading "Reports"

Company Policies, Guidelines & Position Statements

https://www.phillips66.com/sustainability/esg-library under the heading "Policies and Positions"

Publication Requests

https://investor.phillips66.com/resources under the heading "Publication Request Form"

Contacting the Board

https://www.phillips66.com/contact under the heading "Board of Directors"

Contacting the Corporate Secretary

https://www.phillips66.com/contact under the heading "Corporate Secretary"

Contacting Investor Relations

https://investor.phillips66.com/corporate-governance under the heading "Investor Contacts"

Defined Terms

A&FC	Audit and Finance Committee
AFPM	American Fuel & Petrochemical Manufacturers
API	American Petroleum Institute
CEO	Chief Executive Officer
DCP	DCP Midstream, LP and its subsidiaries
E&Y	Ernst & Young LLP
ESG	Environmental, Social and Governance
GAAP	Generally Accepted Accounting Principles in the United States
GHG	Greenhouse Gas
N&GC	Nominating and Governance Committee
HRCC	Human Resources and Compensation Committee
LTI	Long-Term Incentive
NEO	Named Executive Officer
NYSE	New York Stock Exchange
PPSC	Public Policy and Sustainability Committee
PSP	Performance Share Program
RSU	Restricted Stock Unit
TSR	Total Shareholder Return
VCIP	Variable Cash Incentive Program
WACC	Weighted-Average Cost of Capital

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement, but does not contain all of the information that you should consider. You should read the entire Proxy Statement before you vote.

AGENDA ITEMS AND VOTING RECOMMENDATIONS

PROPOSAL 1

Election of 4 Class III Directors to Hold Office until the 2027 Annual Meeting

 The Board believes that each director nominee brings a valuable set of skills, experiences and personal attributes to the boardroom that contribute to the effectiveness of the Board as a whole.

The Board recommends that you vote **"FOR"** the four Class III director nominees named in this Proxy Statement.

➜ See page 16

PROPOSAL 2

Advisory Approval of Executive Compensation

 The HRCC has established a market-competitive executive compensation program with many best-practice features that is significantly dependent on company performance and aligned with the interests of our shareholders.

The Board recommends that you vote **"FOR"** the advisory approval of the compensation of the Company's named executive officers.

➜ See page 48

PROPOSAL 3

Ratification of the Appointment of Ernst & Young

 The A&FC has appointed E&Y to serve as Phillips 66's independent registered public accounting firm for 2024 and this appointment is being submitted to our shareholders for ratification.

The Board recommends that you vote **"FOR"** the proposal to ratify the appointment of E&Y.

➜ See page 92

PROPOSAL 4

Shareholder Proposal for Production of a Report Analyzing the Impact of the "System Change Scenario" on the Chemicals Business

❌ The Board believes that the report requested by the proponent is unnecessary and not in the best interests of our shareholders.

The Board recommends that you vote **"AGAINST"** the shareholder proposal.

➜ See page 96

BUSINESS OVERVIEW AND PERFORMANCE HIGHLIGHTS

Phillips 66 is a leading integrated downstream energy company with Midstream, Chemicals, Refining, and Marketing and Specialties businesses. At Phillips 66, our mission is to provide energy that improves lives and contributes to meeting the world's growing energy needs. Through our Emerging Energy organization, we also invest in, and research for, solutions supporting a lower-carbon future.

A DIVERSIFIED, INTEGRATED NETWORK OF BUSINESSES AND ASSETS

OUR INTEGRATED DOWNSTREAM VALUE CHAIN



Crude Oil
Natural Gas/NGLs
Crude Infrastructure
Refining
Clean Products Infrastructure
Renewable Fuels
Marketing & Specialties
Retail and Wholesale Markets
Chemicals
Global Chemicals Markets
Gathering and Processing
Long Haul Pipelines
Natural Gas Markets
Fractionation
Global LPG Markets
Midstream
Refining
Renewables
Marketing & Specialties
Chemicals
*As of Jan. 1, 2024

Midstream

72 **thousand miles of U.S. pipeline systems**

719 **thousand BPD of fractionation capacity**

Provides crude oil and refined product transportation, terminaling and processing services, as well as natural gas and NGL transportation, storage, fractionation, gathering and processing and marketing services, mainly in the United States. This segment also includes our 16% investment in NOVONIX Limited.

Chemicals

30 **global manufacturing facilities**

2 **research and development centers in the U.S.**

Consists of our 50% joint venture interest in CPChem, which manufactures and markets petrochemicals and plastics worldwide. CPChem has cost-advantaged assets concentrated in North America and the Middle East.

Refining

1.8 **million BPD of crude throughput capacity[(1)]**

2 **global facilities producing renewable fuels**

Our 12 refineries in the United States and Europe refine crude oil and other feedstocks into petroleum products such as gasoline, distillates, aviation fuels and renewable fuels. Our Refining business focuses on operating excellence and margin enhancement.

(1) As of January 1, 2024

Marketing and Specialties

7,260 **branded U.S. outlets**

1,670 **branded international outlets**

Markets refined petroleum products and renewable fuels, mainly in the United States and Europe. The segment also includes the manufacturing and marketing of specialty products such as base oils and lubricants.

Strategic Priority Targets and 2023 Performance Highlights

At our Investor Day in November 2022, we announced six strategic priorities to drive sustainable value for our shareholders. We announced targets to measure our achievements across these priorities and made significant progress toward our goals during the year. Emboldened by the early accomplishments of our workforce, we announced enhancements to our targets in October 2023.

- **Deliver Shareholder Returns:** by targeting a return to shareholders in the range of $13 billion to $15 billion through dividends and share repurchases from July 2022 through year-end 2024.

- **Improve Refining Performance:** by seeking to increase market capture and crude capacity availability, as well as reducing adjusted controllable costs by $1 per barrel.

- **Capture Value from Wellhead to Market:** by adding an expected incremental $1.4 billion of 2025 mid-cycle adjusted EBITDA from our increased ownership in DCP, including targeted commercial and operating synergies.

- **Execute Business Transformation:** by targeting sustainable savings of $1.4 billion annually by year-end 2024.

- **Maintain Financial Strength and Flexibility:** by increasing expected mid-cycle adjusted EBITDA from $10 billion to $14 billion by 2025, prioritizing our strong investment grade credit ratings and targeting a 25% to 30% net debt-to-capital ratio. We also plan to generate at least $3 billion from non-core asset sales.

- **Drive Disciplined Growth and Returns:** by continuing a disciplined approach to capital allocation with a target to return at least 50% of our cash from operations to shareholders through dividends and share repurchases.

Our strong financial and operating results in 2023 reflect our commitment to achieve our goals.

FINANCIAL	SAFETY & OPERATIONAL
• Delivered TSR of 33%, among the top performing energy stocks in 2023	• Lowest-ever combined injury rate, 15% improvement over prior 3-year average
• Returned $5.9 billion to shareholders through dividends and share repurchases	• Achieved four consecutive quarters above industry-average crude utilization in refining
• Generated $7.2 billion of net income and $7.0 billion of operating cash flow	• Recognized by the API with the Distinguished Safety Award for third consecutive year
• Completed $4.1 billion acquisition of DCP's public equity, advancing our NGL wellhead-to-market strategy	• Recognized for safety performance at 5 refineries by the AFPM, with Sweeny receiving top honors

SUSTAINABILITY	HIGH-PERFORMING ORGANIZATION
• Progressed our GHG emissions intensity reduction goals in 2022, compared to 2019 baseline levels	• Integrated over 1,800 DCP employees and unlocked approximately $250 million in run-rate synergies by year-end
• Contributed to our communities through our social impact and supplier diversity programs	• Achieved $1.2 billion in run-rate business transformation savings at year-end
• Enhanced our disclosures with the publication of an updated 2023 Lobbying Activities Report	• Logged 96,000 employee volunteer hours and $8.0 million in matching gifts, volunteer grants
• Continued an active year-round stakeholder engagement program	• Received six external top employer recognition awards

BOARD AND GOVERNANCE HIGHLIGHTS

BOARD COMPOSITION HIGHLIGHTS[1]

In February 2024, the Board appointed Robert W. Pease to the Board, a former energy industry executive with deep refining experience. Since 2019, the Board has appointed eight new directors to the Board, seven of whom are independent, and increased the gender and racial/ethnic diversity of the Board. During that time, three directors retired from the Board. The Board's recent refreshment activities resulted in the Board possessing an average tenure of approximately 6 years. These actions demonstrate the Board's desire to achieve a diverse and inclusive membership with individuals that collectively possess the skills and experiences that the Company will need to succeed now and into the future. To more completely convey the skills, experiences and demographics of our directors, we have included a skills matrix on page 30.



12 of 14
directors are independent
4
10 years & above
3
0-2 years
6 years
Average tenure
2
5-10 years
5
2-5 years
36%
Gender diversity
36%
Diversity
7%
Racial/ethnic diversity
3
70 years and above
6
60-64 years
66
Average age
5
65-69 years

(1) Board composition highlights are as of April 3, 2024, and do not reflect the upcoming retirement of our Executive Chairman, Greg Garland, immediately prior to the Annual Meeting. At that time, the size of the Board will be automatically reduced to 13 directors.

Board changes since 2019:

- Added eight highly-skilled directors to the Board, seven of whom are independent
- Increased the gender and racial/ethnic diversity of the Board
- Enhanced the skill set of the Board by adding directors with skills critical to supporting our strategy and emerging risks and opportunities, including skills in industry, information technology, environmental/safety, finance, and government affairs

CORPORATE GOVERNANCE BEST PRACTICES

- Majority voting and resignation policy for directors
- Demonstrated commitment to thoughtful Board refreshment
- Independent director oversight and involvement in active shareholder engagement program
- Meaningful director and executive stock ownership guidelines
- Annual in-depth strategic review with senior management, analyzing risks and opportunities
- Robust Lead Independent Director duties
- Regularly scheduled executive sessions of the independent directors
- Proxy access right for shareholders (3% for 3 years, up to 20% of the Board)
- Annual evaluation of CEO by independent directors
- Annual Board and Committee self-evaluations
- Commitment to consider director candidates from a diverse candidate pool
- A&FC oversight of enterprise risk management
- Board-level oversight of ESG matters, including environmental, safety and sustainability initiatives, charitable giving and corporate political activities

BOARD OVERVIEW

	Name and Primary Occupation[(1)]	Director Since	Independent	Committee Memberships A&FC	HRCC	N&GC	PPSC	EC	Other Public Boards
Class III Directors, Current Nominees									
	Julie L. Bushman, 63 Former Executive Vice President of International Operations of 3M	2020	✓	●			●		2
	Lisa A. Davis, 60 Former member of Managing Board of Siemens AG and CEO for Siemens Gas and Power	2020	✓		●		●		3
	Mark E. Lashier, 62 President and CEO of Phillips 66	2022					●	●	0
	Douglas T. Terreson, 62 Former Head of Energy Research at Evercore ISI	2021	✓		●		●		0
Class I Directors, Whose Terms Expire in 2025									
	Gary K. Adams, 73 Former Chief Advisor - Chemicals for IHS Markit	2016	✓		●		●		0
	Greg C. Garland, 66 Executive Chairman and Former CEO of Phillips 66	2012					●	👤	1
	John E. Lowe, 65 Former Senior Executive Advisor to Tudor, Pickering, Holt & Co.	2012	✓	👤		●	●	●	1
	Robert W. Pease, 65 Former Executive Vice President, Corporate Strategy & President, Downstream of Cenovus Energy	2024	✓	●		●	●		0
	Denise L. Ramos, 67 Former Chief Executive Officer, President and Director of ITT Inc.	2016	✓	●		●	👤	●	2
Class II Directors, Whose Terms Expire in 2026									
	Gregory J. Hayes, 63 Chairman and Chief Executive Officer of RTX Corporation	2022	✓		●	●	●		1
	Charles M. Holley, 67 Former Executive Vice President and Chief Financial Officer of Walmart Inc.	2019	✓	●			●		2
	Denise R. Singleton, 61 Executive Vice President, General Counsel and Secretary of WestRock Company	2021	✓	●			●		1
	Glenn F. Tilton, 75 **Lead Independent Director** Former Chairman and Chief Executive Officer of UAL Corporation	2012	✓		●	👤	●	●	1
	Marna C. Whittington, 76 Former Chief Executive Officer of Allianz Global Investors Capital	2012	✓		👤	●	●	●	2

(1) Board composition as of April 3, 2024.

EXECUTIVE COMPENSATION PROGRAM OVERVIEW

Our executive compensation program is designed to pay for performance. We link compensation to Company performance and use metrics aligned with our strategy to incentivize long-term shareholder value creation. The majority of executive compensation is provided in the form of long-term incentives with three-year performance periods. We align the interests of our executives with our shareholders through equity compensation, and we align all employees' interests with the execution of short-term priorities through our annual VCIP.

The HRCC implemented a series of significant executive compensation program changes in 2022 based on feedback from our shareholders and a desire to better align the program with the changing needs of the Company. Following these changes, our say-on-pay vote received support from approximately 88% and 92% of votes cast at our 2022 and 2023 annual meetings, respectively. The HRCC believes that this strong support for the executive compensation program is evidence that the program is working as intended and meets our shareholders' expectations.

In 2024, the HRCC implemented several additional changes to our executive compensation program in response to recent shareholder feedback and evolving best practices in the market:

- **Goal:** Put greater emphasis on performance and promote better "line of sight" for our executives
  - Eliminated the use of stock options within the long-term incentive program, and increased the weighting of the PSPs from 50% to 70% and increased the weighting of RSUs from 25% to 30% of the target long-term incentive program
- **Goal:** Enable more segment-specific target-setting
  - In setting the Process Safety Event (PSE) rate target for our 2024 VCIP, we adopted the API-recommended practice of evaluating PSE performance by discrete operating segment
- **Goal:** Better align VCIP metric with the maturation of the Company's lower-carbon strategy
  - In setting the metrics for the Lower Carbon / GHG Priorities portion of our 2024 VCIP, the HRCC set threshold, target, and maximum performance criteria for greenhouse gas emissions intensity reductions, lower-carbon intensity investments and lower-carbon project ideation

Details regarding the recent changes to the executive compensation program can be found on page 50.

ELEMENTS OF THE 2023 EXECUTIVE COMPENSATION PROGRAM

The key elements of pay under our 2023 executive compensation program are described below. Consistent with our philosophy that executive compensation be linked to Company performance, the compensation mix of our NEOs ensures that a significant portion of compensation is at risk. Please see the *Compensation Discussion and Analysis* section of this Proxy Statement for more information about our executive compensation program.

Key Elements of Pay			
CEO	**Other NEOs**[1]	**Delivered via**	**Performance Drivers and Weightings**
Base Salary		Cash	• Annual fixed cash compensation to attract and retain NEOs
10%	17%		
Annual Incentive		Variable Cash Incentive Program (VCIP)	**Operational Sustainability 50%**
16%	16%		• Safety & Operating Excellence (25%)
			• Environment (15%)
			• High-Performing Organization (10%)
			Financial Sustainability 50%
			• Adjusted VCIP Controllable Costs[3] (10%)
			• Adjusted VCIP EBITDA[3] (40%)
Long-Term Incentives		Performance Share Program (PSP) **50% of LTI Target** 3-year performance period	• Adjusted PSP ROCE[3] (50%)
74%	67%		• Relative TSR (50%)
		Stock Options[2] **25% of LTI Target** 3-year ratable vesting period	• Long-term stock price appreciation
		Restricted Stock Units (RSUs) **25% of LTI Target** 3-year cliff vesting	• Long-term stock price appreciation

[1] Excludes Mr. Garland as his compensation as Executive Chairman materially differs from the other NEOs. Mr. Garland's 2023 target compensation mix as Executive Chairman was 10% base salary, 16% annual incentive, and 74% long-term incentives.

[2] Beginning in 2024, the HRCC eliminated stock options from the LTI program. See page 50 of this Proxy Statement for more information regarding executive compensation program changes in 2024.

[3] See Appendix A for reconciliations to the nearest GAAP financial measures.

OUR STRATEGIC APPROACH TO SUSTAINABILITY

Sustainability is integral to our corporate strategy and enhances the resiliency of our portfolio. At Phillips 66, our sustainability programs are focused on the core principles of Financial Performance, Operating Excellence, Environmental Stewardship, Social Responsibility and Governance.



Financial Performance
Delivering shareholder value through our disciplined approach to capital allocation and focus on returns.

Operating Excellence
Ensuring personal and process safety, environmental stewardship, reliability and cost efficiency while protecting shareholder value.

Environmental Stewardship (E)
Reducing our environmental footprint by managing natural capital, progressing initiatives to reduce, recycle and reuse, and advancing lower-carbon solutions.

Governance (G)
Serving the interests of all stakeholders with the highest standards of responsibility, ethics and integrity.

Social Responsibility (S)
Committing to the well-being of our employees and creating an inclusive culture where diversity can thrive, engaging with our stakeholders and investing in our people and communities.

COMMUNICATING WITH STAKEHOLDERS REGARDING SUSTAINABILITY

Ongoing engagement with our stakeholders is a key aspect of our overall approach to sustainability. Our stakeholders include employees, shareholders, customers, the communities where we operate, indigenous peoples, legislators, financial institutions, and energy consumers. We approach our stakeholder engagement from a position of mutual respect, by respecting human rights, demonstrating our values through our actions and being a good neighbor. We conduct our operations in accordance with our Company values and policies, and consistent with the spirit of the United Nations' Universal Declaration of Human Rights.

In 2022, we conducted a sustainability priority assessment with internal and external stakeholders to help us identify the highest-interest issues, which informed our 2023 Sustainability Report. Our Sustainability Report provides a detailed overview of our sustainability programs, practices and performance, and is the primary way in which we communicate with our stakeholders regarding sustainability matters.

SPOTLIGHT ON OUR GHG EMISSIONS INTENSITY REDUCTION TARGETS[1]

30% ↓

Manufacturing-related emissions intensity Scope 1 and 2 from operated assets by 2030

15% ↓

Products manufactured and sold emissions intensity Scope 3 from operated assets by 2030

50% ↓

Manufacturing-related emissions intensity Scope 1 and 2 from operated assets by 2050

[1] GHG emissions intensity reduction targets are as compared to a 2019 GHG emissions intensity baseline.

We anticipate achieving our 2030 GHG emissions intensity reduction targets with projects underway or in development, which are consistent with our disciplined approach to capital allocation and focus on returns. Meeting our 2050 target will require changes beyond our sphere of influence and control, such as advancements enabling broader commercialization of lower-carbon technologies, global policies to fund and incentivize the lower-carbon energy system, changes in consumer behavior and available materials throughout the supply chain.

In 2022, we saw an 8% reduction in Scope 1 & 2 GHG emissions intensity and a 3% reduction in Scope 3 emissions intensity from 2019 levels. Data regarding our 2023 GHG emissions intensity performance will be available in the fall of 2024.

SHAREHOLDER OUTREACH AND ENGAGEMENT

OUR SHAREHOLDER ENGAGEMENT PROGRAM

We engage with our shareholders year-round to solicit feedback and address questions. Our shareholder engagement team is comprised of internal subject matter experts across our organization representing Investor Relations, Human Resources, Executive Compensation, Sustainability and Corporate Secretary functions. In addition, Glenn Tilton, our Lead Independent Director, and Dr. Marna Whittington, Chair of the HRCC, participate in many of our shareholder engagement meetings in order to build trust and exhibit accountability to our shareholders. The perspectives of our shareholders are brought back to the boardroom and inform the Board's decision making.

2023 Shareholder Engagement by the Numbers

>45%
of shares outstanding contacted

>40%
of shares outstanding engaged

25%
of shares outstanding engaged with Lead Independent Director or the Chair of the HRCC

We also engage with our shareholders by conducting periodic roadshows, participating at investor conferences, responding to individual investor inquiries and taking questions during our quarterly earnings calls and at our annual meetings of shareholders.

FORWARD-LOOKING STATEMENTS, WEBSITE REFERENCES AND LINKS

This Proxy Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts made in this Proxy Statement are forward-looking, including statements regarding our sustainability plans and goals and statements about our future financial performance and business. Forward-looking statements may be identified by the use of words like "plans," "expects," "will," "anticipates," "believes," "intends," "projects," "targets," "estimates" or other words of similar meaning. Forward-looking statements are based on certain assumptions and expectations of future events which may not prove accurate or be realized, and involve risks and uncertainties, many of which are beyond Phillips 66's control. Risks and uncertainties that could cause our actual results to differ significantly from management's current expectations are described in our 2023 Annual Report on Form 10-K. In addition, our sustainability goals are aspirational and may change. Statements regarding our goals are not guarantees or promises of future performance. The inclusion of forward-looking and other sustainability-related statements in this Proxy Statement is not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission ("SEC"). We undertake no duty to update any forward-looking statement that we may make, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

References in this Proxy Statement to materials available on our website, including website links, are for informational purposes only. The information available on our website or accessible through any website links included herein is not a part of, nor incorporated by reference into, this Proxy Statement.



PROPOSAL 1

Election of 4 Class III Directors to Hold Office until the 2027 Annual Meeting

The Board recommends that you vote **"FOR"** the election of the four Class III director nominees.

DIRECTOR NOMINEES

Our Board is currently composed of 14 members. Upon Greg Garland's retirement from the Board immediately prior to the Annual Meeting, the size of the Board will be automatically reduced to 13 directors. In accordance with our Certificate of Incorporation, as currently in effect, our Board is divided into three classes of directors. The Board has nominated Julie L. Bushman, Mark E. Lashier, Lisa A. Davis, and Douglas T. Terreson to stand for election as Class III directors for a three-year term that expires at the annual meeting of shareholders to be held in 2027 or until such director's successor has been duly elected or appointed and qualified, or until their earlier resignation or removal. All of the nominees are currently serving as directors.

MAJORITY VOTE STANDARD & DIRECTOR RESIGNATION POLICY

Each nominee requires the affirmative vote of a majority of the votes cast in person or by proxy at the meeting. Each director nominee has consented to serving as a director if elected and the Board expects that the four nominees will be available to serve as directors. However, if a nominee is unavailable for election, proxy holders may vote for another nominee proposed by the Board or the Board may reduce the number of directors to be elected at the Annual Meeting. No family relationship exists among any of our directors, director nominees or executive officers. There is no arrangement between any director or director nominee and any other person pursuant to which he or she was, or is to be, selected as a director or director nominee.

If an incumbent director fails to be re-elected by a majority of votes cast in an uncontested election, the director is required under our by-laws to promptly tender an offer of resignation to the Board. The N&GC will then make a recommendation to the Board about whether to accept or reject the tendered resignation or take other action. The Board will act on the tendered resignation offer taking into account the N&GC's recommendation and publicly disclose its decision and rationale within 90 days from the date the election results are certified. The director who tenders his or her offer of resignation will not participate in the recommendation of the N&GC or the decision of the Board.

DIRECTOR EXPERIENCE, QUALIFICATIONS AND CORE SKILLS

Biographical information about each of the director nominees and continuing directors is set forth on the following pages. A matrix that provides a holistic overview of director demographics and core skills follows the director biographies on page 30.

 C-Suite	 Accounting/ Financial Reporting	 Risk Management	 International/ Global Business
 Environmental	 Industry	 Information Technology	 Business Transformation
 Investment Banking/Finance	 Public Policy & Government Affairs		

Julie L. Bushman



Former Executive Vice President of International Operations of 3M

Independent: **Yes**

Age: **63**

Director since: **2020**

Committees:
A&FC
PPSC

Key Skills:

 
 
 

Selected Skills and Experience Supporting Oversight of Phillips 66:

- Ms. Bushman retired in 2020 after a **36-year career at 3M** that included significant **operations, management, and global business responsibilities**

- Throughout her career, she has been deeply involved in leading efforts focused on **continuous improvement and business transformation** within her areas of responsibility; her experience in leading global businesses included **technology/new product development and commercialization**

- In her most recent role at 3M, she was responsible for **managing operations in 70 countries, driving growth of 3M's diverse portfolio into a broad array of industries**, which has been valuable in her oversight of Phillips 66's diversified, integrated network of businesses

- Ms. Bushman's experience overseeing **3M's business transformation initiative** included the deployment of a global ERP system and establishment of multiple global business centers to standardize and simplify the company's processes, which has positively contributed to Ms. Bushman's oversight of Phillips 66's own efforts in progressing its critical **multi-year business transformation and cost-saving initiatives**

- Throughout Ms. Bushman's career, she has been deeply involved in **human capital management** and leadership development and planning initiatives and has been an active participant in **employee engagement** during her time on the Board

- Ms. Bushman contributes to the Board's active oversight of **IT and cybersecurity matters**, topics of increasing interest to our shareholders, from her substantial digital, software, and CIO leadership roles

- She brings to the Board an informed, **global perspective of corporate governance** issues from her current and former service on other public company boards

- Ms. Bushman's current service on the audit committees of other highly technical global organizations and experience at 3M has been particularly impactful in overseeing Phillips 66 from an **accounting, finance, and risk management perspective**

Career Highlights:

3M, *a diversified technology company with operations in industrials and worker safety, among others*

- Executive Vice President of International Operations (2017 to 2020)

- Senior Vice President of Business Transformation and Information Technology (2013 to 2017)

- Previously held roles of increasing responsibility, including Executive Vice President of Safety and Graphics; Executive Vice President of Safety, Security and Protection Services; Division Vice President of Occupational Health and Environmental Safety; and Chief Information Officer

Other Current Public Company Directorships:

- Adient plc

- Bio-Techne Corporation

Lisa A. Davis



Former member of Managing Board of Siemens AG and Chief Executive Officer for Siemens Gas and Power

Independent:
Yes

Age: **60**

Director since:
2020

Committees:
HRCC
PPSC

Key Skills:

 
 
 


Selected Skills and Experience Supporting Oversight of Phillips 66:

- Ms. Davis brings deep expertise in **operations, international business, public policy and government affairs, and risk management** developed in her 30 years of experience in the energy industry through roles at Exxon, Texaco, and Royal Dutch Shell

- She has held significant operational and leadership positions encompassing many facets of the energy industry, including **upstream production, project development, refining, marketing and sales, and downstream strategy**, among others

- Her experience spans **all of Phillips 66's businesses and assets**, including Midstream, Chemicals, Refining, and Marketing and Specialties, providing the Board with critical insight into the Company's **financial reporting and investment-related decisions** from a holistic perspective

- As an **experienced director**, she brings relevant outside perspectives on **corporate governance** issues to the Phillips 66 Board to guide our governance and oversight practices to continually evolve and remain at the forefront of our industry

- Her current role on the board of C3.ai contributes to our Board's understanding of how Phillips 66 can best **leverage emerging technologies** to generate meaningful operational efficiencies as part of its **business transformation** initiatives

Career Highlights:

Siemens AG, *a multinational organization with one of the largest industrial manufacturing operations globally*

- Managing Board Member of Siemens AG and Chief Executive Officer for Siemens Gas and Power, which included Power Generation, Power Services, Oil and Gas, Transmission and New Fuels (2014 to 2020)
- Chair of Siemens Corporation USA (2014 to 2020)

Royal Dutch Shell, *a global group of energy and petrochemical companies*

- Executive Vice President of Downstream Strategy, Portfolio and Alternate Energy (2012 to 2014)
- Previously held various Vice President roles overseeing Refining Operations, Supply Optimization, and Lubricants and Bulk Fuels Sales and Marketing (2000 to 2012)

Other Current Public Company Directorships:

- Air Products and Chemicals
- Penske Automotive Group
- C3.ai

Prior Public Company Directorships (within past five years):

- Kosmos Energy (2019 to 2022)
- Siemens Gamesa Renewable Energy SA (2017 to 2020)

Mark E. Lashier



President and Chief Executive Officer of Phillips 66

Independent: **No**

Age: **62**

Director since: **2022**

Committees:
**Executive
PPSC**

Key Skills:

 
 
 


Selected Skills and Experience Supporting Oversight of Phillips 66:

- As our current President and Chief Executive Officer, Mr. Lashier brings **extensive knowledge of Phillips 66's businesses** and the **broader industry** to the Board
- Throughout his more than 30-year career within our organization and our joint venture, Chevron Phillips Chemical Company (CPChem), Mr. Lashier has developed substantial **executive leadership, financial reporting, strategic planning, risk management,** and **environmental and safety experience**
- He brings a deep understanding of our **Chemicals** business through his prior positions of increasing responsibility at CPChem, including as President and CEO
- He has developed significant expertise in overseeing **long-term capital-intensive project development** from his efforts leading the team responsible for securing **financing for major capital projects** at CPChem
- Additionally, through his work executing on major capital projects at CPChem, he gained critical experience in managing **complex business transformation** efforts requiring active **relationship management across multiple stakeholders** including internal subject matter experts, sponsors, and financiers
- Through his international leadership assignments he has developed a deep knowledge of **international business and public policy** matters in regions that are important to our industry, including the Middle East and Asia

Career Highlights:

Phillips 66

- President and Chief Executive Officer (since July 2022)
- President and Chief Operating Officer (2021 to 2022)

Chevron Phillips Chemical Company LLC, *a petrochemical company jointly owned by Phillips 66 and Chevron Corporation*

- President and Chief Executive Officer (2017 to 2021)
- Previously held roles of increasing responsibility, including Executive Vice President of Olefins and Polyolefins; Senior Vice President of Specialties, Aromatics and Styrenics; Vice President of Corporate Planning and Development; Project Director for Saudi Arabia; and Regional Manager in Asia

Douglas T. Terreson



Former Head of Energy Research at Evercore ISI

Independent: **Yes**

Age: **62**

Director since: **2021**

Committees:
HRCC
PPSC

Key Skills:

 
 
 

Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Terreson is a **leading industry expert** whose career has spanned a rare combination of operations, buy-side and sell-side roles

- His depth of research into energy company capital management models and incentive compensation systems, which **catalyzed significant shareholder value creation** within the industry, has informed Phillips 66's development of and progress toward achieving its **strategic priorities and business transformation goals**

- He formerly served as Head of Global Energy at Evercore ISI, where he covered the **Integrated Oil, Exploration and Production and Refining and Marketing** sectors

- During his tenure at Morgan Stanley, the firm advised on some of the largest mergers in the industry, including BP and Amoco, Chevron and Texaco, and Conoco and Phillips, providing the Board **unparalleled global investment and transactional expertise**

- Also during his time at Morgan Stanley, he served as **lead analyst on some of the largest energy IPOs ever** in North America (Conoco), Europe (Statoil), and Asia (Sinopec)

- During his career, he was named the **#1 or #2 Integrated Oil analyst in the Institutional Investor poll a record twenty times**

- Earlier in his career, Mr. Terreson managed Putnam Investments' energy mutual fund, which enables him to bring a **differentiated investor perspective** to the Board

- Before entering the investment industry, he gained valuable industry **operating and risk management experience** as an engineer with Schlumberger on the U.S. Gulf Coast

- As part of our HRCC, Mr. Terreson has been an active contributor to the ongoing evolution of our executive compensation program in **response to feedback from our shareholders**

Career Highlights:

Evercore ISI, *a premier global independent investment bank*

- Head of Global Energy (2009 to 2021)

Morgan Stanley, *a multinational investment bank and financial services firm*

- Head of Global Energy Group (1993 to 2008)

Putnam Investments, *a global money management firm*

- Principal, Portfolio Manager for Global Energy Fund (1991 to 1993)

Schlumberger NV, *an oilfield services company*

- Engineer (1984 to 1987)

Gary K. Adams



Former Chief Advisor - Chemicals for IHS Markit

Independent: **Yes**

Age: **73**

Director since: **2016**

Committees:
HRCC
PPSC

Key Skills:

 
 
 

Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Adams brings over 40 years of **operations and advisory experience** within the **global petrochemicals and plastics industries**, along with broader industry experience contributing to the Board's **oversight of our businesses**

- He is internationally recognized for his depth of expertise and willingness to provide **independent perspectives on complex industry dynamics** to a range of stakeholders, including trade organizations, government, and private-sector audiences around the world

- Throughout his time at Chemical Markets Associates Inc. (CMAI) and IHS Markit following their acquisition, he served as a **trusted strategic advisor** to the leadership teams of major chemicals corporations, providing **guidance on complex financial and investment-related matters** including competitive positioning, capital deployment, analytics, and syndicated finance

- These leadership roles in an advisory capacity provide our Board critical insight into the market forces contributing to the Company's **performance and growth opportunities**, including drivers for success across the energy value chain and the potential benefits of **synergies obtained from combining strategic assets** across our business lines

- His responsibilities at CMAI included the successful **development and execution of CMAI's strategic plan and growth strategies**, which has contributed to the Board's understanding of how to navigate similar priorities across our organization

- Earlier in his career, Mr. Adams spent 15 years in operational roles at Union Carbide, developing significant expertise within the **chemicals supply chain** which has been beneficial to the Board's oversight of that aspect of our business

- Having served on the boards of master limited partnerships within Phillips 66, Mr. Adams brings **deep organizational expertise** which has contributed to the Board's oversight of **firm-wide risk management**

- His prior service as a public company board member at Trecora Resources, culminating in a take-private transaction, provides our Board with greater insight into **corporate governance best practices** and the successful management of complex transactions while **representing and advocating for shareholders' interests**

Career Highlights:

IHS Markit, *a global provider of next-generation information, analytics and solutions to customers in business, finance, and government*

- Chief Advisor - Chemicals (2011 to 2017)

Chemical Markets Associates Inc. (CMAI), *a specialized petrochemicals consulting firm*

- President, Chief Executive Officer and Chairman (1997 to 2011)

Prior Public Company Directorships (within past five years):

- Trecora Resources (2012 to 2022)

Gregory J. Hayes



Chairman and Chief Executive Officer of RTX Corporation

Independent: **Yes**

Age: **63**

Director since: **2022**

Committees:
HRCC
N&GC
PPSC

Key Skills:

 
 
 
 

Selected Skills and Experience Supporting Oversight of Phillips 66:

- As the Chairman and Chief Executive Officer of RTX Corporation, Mr. Hayes has been responsible for leading a renowned aerospace and defense company of 185,000 employees and $69 billion in annual revenue, providing our Board with **valuable executive experience** as well as knowledge of **large and complex businesses undergoing transformative initiatives**

- From his long tenure at United Technologies Corporation and predecessor organizations, Mr. Hayes has developed significant expertise in leading and overseeing businesses operating in **highly technical industries**

- Due to the nature of these roles at global aerospace and defense and related companies, Mr. Hayes has gained expertise in a wide range of **government, regulatory, and public policy matters**

- Mr. Hayes has held senior leadership roles across **finance, corporate strategy and business development**, and has substantial experience in **strategic planning, M&A, global operations, and risk management**, which are critical to effective execution of Phillips 66's strategic priorities

- His track record of successfully managing complex businesses and talent development allows him to contribute to the Phillips 66 Board's oversight of **human capital and management succession planning initiatives** during this critical time in the Company's business transformation journey

- He has developed valuable knowledge of best practices in **corporate governance** through his current and prior service on other major public company boards, and a deep understanding of **cyclical, commodities-focused industries** through his former service on the board of Nucor Corporation, the largest steel producer in the U.S.

Career Highlights:

RTX Corporation (formerly Raytheon Technologies Corporation), *the world's largest aerospace and defense company*

- Chairman and Chief Executive Officer (since June 2021; planned retirement as CEO in May 2024 while staying on as Executive Chairman)
- President, Chief Executive Officer and Director (April 2020 to June 2021)

United Technologies Corporation, *an American multinational conglomerate specializing in high technology products*

- Former Chairman and Chief Executive Officer (2016 to April 2020)

Other Current Public Company Directorships:

- RTX Corporation

Charles M. Holley



Former Executive Vice President and Chief Financial Officer, Walmart Inc.

Independent: **Yes**

Age: **67**

Director since: **2019**

Committees:
A&FC
PPSC

Key Skills:

 

 
 

Selected Skills and Experience Supporting Oversight of Phillips 66:

- As Executive Vice President and Chief Financial Officer of Walmart Inc., one of the largest U.S. corporations, Mr. Holley gained **senior leadership experience** and led Walmart's **finance, risk management, strategic planning and capital markets** efforts, which has been crucial to his role in oversight of Phillips 66's strategic investments and risk management processes

- In addition, he took an active role in Walmart's **government relations and information technology** teams while CFO, allowing him to contribute knowledge in those key oversight fields to Phillips 66's Board

- He previously served in various **accounting and finance** roles at Walmart as well as Walmart International, where he helped lead Walmart's expansion into international markets through a combination of greenfield investments, joint ventures and acquisitions, which enhances his knowledge and oversight capabilities of Phillips 66's **international operations and strategic initiatives and** aids Phillips 66 in its ongoing **transformation efforts**

- Mr. Holley's extensive background in accounting and financial planning is further strengthened by his tenure at Ernst & Young LLP and having recently served for three years as **Independent Senior Advisor at Deloitte LLP**, both of which are particularly valuable to our audit committee, and qualify Mr. Holley as an **"audit committee financial expert"**

- In his role at Deloitte, he worked on the Global Chief Financial Officer program where he helped develop and mentor large-cap company CFOs and their staff, providing him with significant experience in **human capital and management oversight as well as management succession planning processes**

- Mr. Holley's service as a public company board member provides our Board with greater insight into **corporate governance best practices** at other companies within technical, highly regulated industries

Career Highlights:

Deloitte LLP, *an industry leading audit, consulting, and tax advisory firm*

- Independent Senior Advisor, Chief Financial Officer Program (2016 to 2019)

Walmart Inc., *one of the world's largest multi-national retail corporations*

- Executive Vice President and Chief Financial Officer (2010 to 2015)

Other Current Public Company Directorships:

- Amgen
- Carrier Global

John E. Lowe



Former Senior Executive Advisor to Tudor, Pickering, Holt & Co.

Independent: **Yes**

Age: **65**

Director since: **2012**

Committees:
A&FC (Chair)
N&GC
PPSC
Executive

Key Skills:

 


 

Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Lowe's 30-year career with ConocoPhillips and Phillips Petroleum Company included Executive Vice President roles overseeing **exploration and production; commercial operations; and planning, strategy and corporate affairs** which enhances his oversight of our Company

- This experience has granted him **extensive business transformation, financial, operational, risk management, government affairs, capital allocation, safety, and environmental experience** and has enabled him to effectively serve across a range of our Board's committees

- Mr. Lowe brings a **deep understanding of our industry** to the Phillips 66 Board, gained from having served in various roles as an **executive, strategic advisor, and board member** for upstream, midstream and downstream energy companies

- Subsequent to retiring from ConocoPhillips, Mr. Lowe served as a Senior Executive Advisor to Tudor, Pickering, Holt & Co. and shares his **deep financial and investment expertise, as well as M&A experience**, with the Phillips 66 Board

- Mr. Lowe's history of service on other public company boards specifically within our industry enhances our Board's perspectives on emerging **governance topics and issues** facing public companies with similar opportunities and challenges to Phillips 66

Career Highlights:

Tudor, Pickering, Holt & Co., *an energy investment banking and research firm*

- Senior Executive Advisor (2012 to 2022)

ConocoPhillips, *a global exploration and production company specializing in crude oil and natural gas*

- Assistant to the Chief Executive Officer (2008 to 2012)
- Executive Vice President, Exploration and Production (2007 to 2008)
- Executive Vice President, Commercial (2006 to 2007)
- Executive Vice President, Planning, Strategy, and Corporate Affairs (2002 to 2006)

Other Current Public Company Directorships:

- TC Energy (Non-Executive Chairman)

Prior Public Company Directorships (within past five years):

- APA Corporation (2013 to 2022; Non-Executive Chairman 2015 to 2022)

Robert W. Pease



Former Executive Vice President of Corporate Strategy & President of Downstream at Cenovus Energy

Independent:
Yes

Age: **65**

Director since:
2024

Committees:
**A&FC
N&GC
PPSC**

Key Skills:

 
 
 

Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Pease brings to the Board over 38 years of **global industry expertise**, along with considerable **familiarity with Phillips 66's businesses and assets** from his time at Cenovus Energy, a partner in the Wood River and Borger refinery joint ventures

- He has **significant refinery operations** experience, along with a deep understanding of U.S. and global commodity markets following significant roles in **trading, risk management, regulatory compliance, and commercial marketing** during his time at Shell and Cenovus Energy

- In his prior roles, Mr. Pease was involved in **optimizing refining assets and developing strategic decision modeling tools**, which enhance the Board's ability to oversee execution across Phillips 66's strategic priorities

- He has a strong track record of success in executing on **complex business transformation** efforts, including at Motiva, where he oversaw completion and integration of a major refinery expansion project, and developed and implemented a rapid distribution and marketing growth strategy, increasing branded, commercial and biofuels presence and generating increased profitability; and at Cenovus, where he led the early transformation of a Canadian upstream-focused oil and gas producer into a large, fully integrated oil company

- His leadership roles have included oversight of critical **financial reporting-related responsibilities**, including engagement of external auditors and credit rating agencies, that are valuable to Phillips 66 and our A&FC

- Mr. Pease's prior involvement in **public policy and government affairs**, both in an operational capacity interacting with regulators and as a member of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP) and a Board member of the American Fuels & Petrochemicals Manufacturers (AFPM), brings connectivity to emerging opportunities and risks facing our businesses

- He has been an **advocate for diversity, talent development, and employee-related initiatives** throughout his career and has held active roles within Catalyst, a leading global non-profit for the advancement of women in business, and the United Way of Greater Houston, providing alignment with Phillips 66's mission to provide energy and improve lives while living our values

Career Highlights:

Cenovus Energy, *a Canadian oil and natural gas company*

- Director of U.S. Operations (2017 to 2018)
- President, Downstream, U.S. Operations (September 2017 to December 2017)
- Executive Vice President of Corporate Strategy & President of Downstream (2015 to 2017)
- Executive Vice President of Markets, Products & Transportation (2014 to 2015)

Motiva Enterprises LLC, *a downstream and midstream oil refining company*

- Chief Executive Officer and President (2008 to 2014)

Shell plc, *a multinational oil and gas company*

- President, Shell Trading (U.S.) Co. (2004 to 2008)
- Vice President of Trading and Shipping Operations (2004 to 2008)

Denise L. Ramos



Former Chief Executive Officer, President and Director, ITT Inc.

Independent:
Yes

Age: **67**

Director since:
2016

Committees:
A&FC
N&GC
PPSC (Chair)
Executive

Key Skills:

 
 
 


Selected Skills and Experience Supporting Oversight of Phillips 66:

- Ms. Ramos spent seven years as President and Chief Executive Officer of ITT Inc., a diversified manufacturer of engineered components and customized technology solutions for the transportation, industrial, and energy markets, where she developed skills in **executive leadership, human capital, business transformation, innovation and technology** that enable her to be an active contributor to a range of Phillips 66's committees and oversight activities

- Her experience running **large multinational organizations** greatly benefits Phillips 66's Board in its **oversight of management and corporate strategy**

- As a former Chief Financial Officer at ITT, Furniture Brands International, and the U.S. KFC division of Yum! Brands, she is a valuable resource to our Board and the A&FC on **financial planning, accounting and risk management**, particularly in matters relating to our consumer-facing **Marketing and Specialties** business

- In addition, Ms. Ramos gained significant **experience in the oil and gas industry** through her more than 20 years in various finance positions at Atlantic Richfield Company, a former producer, refiner, and marketer of oil and gas

- Through her public company board service, Ms. Ramos brings board-level insights to issues facing complex, regulated global public companies and specific oversight experience in **finance, audit, corporate governance, public policy, and sustainability matters**

Career Highlights:

ITT Inc., *a worldwide manufacturer of components for aerospace, transportation, energy, and industrial markets*

- Chief Executive Officer, President and director (2011 to 2018)
- Chief Financial Officer (2007 to 2011)

Furniture Brands International, *a designer-led home furnishings company*

- Chief Financial Officer (2005 to 2007)

Other Current Public Company Directorships:

- Bank of America
- RTX Corporation

Denise R. Singleton



Executive Vice President, General Counsel, and Secretary of Westrock Company

Independent:
Yes

Age: **61**

Director since:
2021

Committees:
A&FC
PPSC

Key Skills:

 
 
 


Selected Skills and Experience Supporting Oversight of Phillips 66:

- Ms. Singleton's professional experience in General Counsel positions at WestRock Company, IDEX Corporation, and SunCoke Energy, Inc. contributes valuable **legal, corporate governance, risk management, safety and environmental expertise** specifically within other highly technical industries to the Board of Phillips 66

- Ms. Singleton has a strong track record of developing and executing **transactional and capital market strategies** at both the enterprise and portfolio level of **global businesses**, including capital raising, conducting IPOs, M&A, asset recapitalizations, restructurings, asset divestitures, and rationalizations of footprint, which has been critical to the successful **development and execution of Phillips 66's strategic priorities**

- In her current role at WestRock, Ms. Singleton has spearheaded efforts related to **technological innovation and automation** for contract management and standardization, allowing for learnings that have contributed to oversight of Phillips 66's own **transformational initiatives**

- Also in her current role at WestRock, Ms. Singleton has been an active participant in the company's **shareholder engagement efforts** and oversees the company's strategies related to **labor, collective bargaining, and government affairs**

- Ms. Singleton brings **significant cybersecurity experience** to the Phillips 66 Board following her oversight of the information security and cybersecurity functions at IDEX Corporation, as well as her current role as a member of the Cyber Emergency Response Team at WestRock

- Ms. Singleton serves on the Board of Directors of 50/50 Women on Boards™, a global campaign committed to **gender balance and diversity on corporate boards**, and has been **publicly recognized for her impact on boardroom practices and performance** by publications such as *Directors & Boards* magazine, *WomenInc.* magazine, *Savoy* magazine and by the NACD, which selected her to the 2023 NACD Directorship 100™

Career Highlights:

WestRock Company, *a leader in sustainable, fiber-based packaging solutions*

- Executive Vice President, General Counsel and Secretary (since March 2022)

IDEX Corporation, *a designer and manufacturer of specialty engineered products including fluidics and optics systems*

- Senior Vice President, General Counsel and Corporate Secretary (2015 to February 2022)

SunCoke Energy, *the largest independent producer of high-quality coke in the Americas*

- Senior Vice President, General Counsel, Corporate Secretary, and Chief Compliance Officer (2011 to 2015)

Other Current Public Company Directorships:

- Teledyne Technologies Incorporated

Glenn F. Tilton



Lead Independent Director of Phillips 66

Former Chairman and Chief Executive Officer of UAL Corporation

Independent: **Yes**

Age: **75**

Director since: **2012**

Committees:
HRCC
N&GC (Chair)
PPSC
Executive

Key Skills:

 
 
 


Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Tilton's service as Chairman and Chief Executive Officer of UAL Corporation, the parent company of United Airlines, as well as Chairman of the Midwest of JPMorgan Chase, has provided him with **strong management experience** overseeing complex **multinational businesses** operating in highly regulated industries as well as **expertise in financial reporting, risk management, environmental issues, business transformations and capital markets**, which assist in his oversight of Phillips 66's management team and financial strategy

- He also provides Phillips 66 with **extensive experience in the energy industry** following a career spanning more than 30 years with Texaco, including serving as Chairman and Chief Executive Officer

- He has significant experience with **public policy and government affairs** through his service on numerous councils and associations including the Chicago Council on Global Affairs, the U.S. Department of Transportation's Future of Aviation Advisory Committee, President Obama's White House Forum on Modernizing Government, and the President's Export Council; he has also served in Chair roles within the Airlines Trade Association and the Star Alliance

- He has served as **Phillips 66's Lead Independent Director since 2016**, where he fulfills an important leadership function in the boardroom and provides an independent voice to the Chief Executive Officer and Executive Chairman in key Board and Company decisions

- Mr. Tilton has been a **leading participant in conversations with Phillips 66's shareholders** in recent years, serving as a critical representative of our shareholders during discussions with the rest of the Board, and in turn representing the perspectives of the full Board in conversations with our shareholders

- Mr. Tilton's current and past experiences in **significant leadership roles at a variety of public company boards**, including Lead Independent Director at AbbVie, Vice Chairman at Chevron, Chairman of United Continental Holdings following the merger between United and Continental Airlines, and a member of the Special Committee at TXU Corporation which negotiated the sale of the company as part of the then-largest leveraged buyout on record, provides him with **deep knowledge of corporate governance and board oversight** across a range of complex situations

Career Highlights:

JPMorgan Chase, *a leading global financial services firm*

- Chairman of the Midwest (2011 to 2014)

UAL Corporation, *an American commercial airline services company (parent company of United Airlines)*

- Chairman and Chief Executive Officer (2002 to 2010)

Other Current Public Company Directorships:

- AbbVie Inc.

Prior Public Company Directorships (within past five years):

- Abbott Laboratories (2007 to 2023)

Marna C. Whittington



Former Chief Executive Officer of Allianz Global Investors Capital

Independent:
Yes

Age: **76**

Director since:
2012

Committees:
**HRCC (Chair)
N&GC
PPSC
Executive**

Key Skills:

 
 


Selected Skills and Experience Supporting Oversight of Phillips 66:

- Dr. Whittington's many years of leadership experience and expertise as a former senior executive in the investment management industry, including as Chief Executive Officer of Allianz Global Investors Capital, provides our Board with substantial experience in **international business, financial reporting, risk management and investment banking matters**

- Dr. Whittington is able to bring an **investor perspective** to our Board, which assists us in **financial, operational, and investment oversight** which are key to supporting our strategic priorities and progress toward achieving them

- She has previously **engaged directly with our shareholders** in governance and compensation-related conversations through her role as Chair of the HRCC and helped our Board demonstrate **responsiveness to shareholder feedback** through recent changes made to our executive compensation program

- Additionally, within her role as Chair of the HRCC, she has helped Phillips 66 **navigate our recent leadership transition** from a management succession planning and executive compensation perspective at a critical time in the Company's evolution

- Her experience serving as a public company board member gives her valuable **industry experience** as well as knowledge across a range of **corporate governance and oversight approaches**

Career Highlights:

Allianz Global Investors Capital, *a global investment management firm*

- Chief Executive Officer (2002 to 2012)

Morgan Stanley Investment Management, *an American active investment management firm*

- Managing Director and Chief Operating Officer (1996 to 2001)

Other Current Public Company Directorships:

- Oaktree Capital Group LLC
- Ocugen Inc.

Prior Public Company Directorships (within past five years):

- Macy's Inc. (1993 to 2022)

DIRECTOR DEMOGRAPHICS, SKILLS AND EXPERIENCES MATRIX[1]

	Adams	Bushman	Davis	Garland	Hayes	Holley	Lashier	Lowe	Pease	Ramos	Singleton	Terreson	Tilton	Whittington
CORE COMPETENCIES														
Other Public Company Boards: service on other boards enhances oversight capabilities by broadening knowledge, experience and perspectives on critical governance matters	0	2	3	1	1	2	0	1	0	2	1	0	1	2
C-Suite: experience in top leadership roles provides valuable insights and practical understanding of public companies, and the methods to drive change and growth within our organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Accounting/Financial Reporting: provides knowledge necessary to evaluate company performance and effectively oversee financial reporting across our organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management: experience in mitigating and managing risks allows for effective oversight of our enterprise risk management program	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
SKILLS ALIGNED WITH PHILLIPS 66's STRATEGY														
International/Global Business: allows for strong understanding of the challenges facing a global organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Environmental & Safety: experience overseeing environmental and safety risks and management of natural capital in alignment with our mission to provide energy and improve lives				✓			✓	✓	✓	✓	✓		✓	
Industry: significant leadership or operational experience provides perspective on issues specific to our industry, business, operations, strategy and market dynamics														
Energy	✓		✓	✓			✓	✓	✓	✓		✓	✓	
Refining			✓	✓			✓	✓	✓	✓			✓	
Chemicals	✓			✓			✓	✓					✓	✓
Midstream	✓			✓			✓	✓	✓				✓	
Information Technology: brings an understanding of data management, technology, and oversight of cybersecurity critical to the complex and dynamic environment in which our Company operates		✓			✓	✓					✓			
Business Transformation: experience developing and implementing strategy and growth initiatives supports the optimization of our cost and organizational structures to enhance the resilience of our business		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Investment Banking/Finance: experience in financial management, M&A and other project financing, and investment strategies provides effective oversight of our capital structure and finance-related strategies	✓		✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
Public Policy & Government Affairs: expertise in government, legal, regulatory, and public policy matters allows for effective oversight of the complex regulatory and political issues germane to our industry			✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	
DEMOGRAPHICS														
Age	73	63	60	66	63	67	62	65	65	67	61	62	75	76
Gender	M	F	F	M	M	M	M	M	M	F	F	M	M	F
Racial/ethnic diversity											✓			
Tenure: diversity of tenure provides a balance of new ideas and experience with Phillips 66's business and operations	8	4	4	12	2	5	2	12	0	8	3	3	12	12
Independence: a substantial majority of independent directors promotes effective corporate governance and representation of our shareholders' interests	✓	✓	✓		✓	✓		✓	✓	✓	✓	✓	✓	✓

[1] As of April 3, 2024.

BOARD COMPOSITION AND QUALIFICATIONS

The Board strives to maintain an appropriate balance of tenure, turnover, diversity, skills and experience. Our average director tenure is approximately 6 years, representing an appropriate balance of tenures. The average age of our directors is approximately 66.

The N&GC and full Board seek to maintain a Board composed of directors possessing a broad and diverse set of experiences, qualifications, attributes and skills to provide effective oversight. When seeking new candidates, the Board seeks to consider a diverse pool of qualified candidates who could potentially serve as Board members. The Board views diversity in terms of skills, gender, age, race, ethnicity, background, professional experience and perspectives and assesses its effectiveness in this regard as part of the annual Board assessment. As the needs of the Company change, the Board revisits the skills and experiences it seeks in new members, taking into consideration gaps that may arise as a result of director retirements, as well as the evolving needs of the Company in terms of strategy and emerging opportunities and risks.

The Board's Corporate Governance Guidelines do not impose director term limits or mandate a retirement age. The Board believes that directors may continue to provide meaningful, independent oversight and advice past an arbitrary age limit. A mandatory retirement age comes with the disadvantage of losing the contribution of directors who have developed significant knowledge of the Company's business, strategy, risk profile, operations and financial position and who remain active and contributing members of the Board. The Board also determined that a mandatory retirement age may inhibit the Board's ability to maintain a balanced mix of shorter- and longer-tenured directors, which is necessary for the Board to maintain a mix of fresh perspectives and a deep understanding of the Company's business. Maintaining a mix of shorter- and longer-tenured directors is particularly important in our industry, in light of the cyclical nature of many aspects of our operations, as well as the range of complex macroeconomic and geopolitical factors we face, which make our longer-tenured directors' depth of experience particularly valuable.

The Corporate Governance Guidelines provide that any director whose principal outside responsibilities have changed since election to the Board should volunteer to resign to give the Board the opportunity to review the appropriateness of continued Board membership under the circumstances.

Commitment to Board Diversity

The Board has committed to seeking women and underrepresented groups, as well as candidates with diverse backgrounds, skills and experiences, as part of the search process for new directors, and incorporated this commitment into its Corporate Governance Guidelines.

REFRESHMENT

Board's Approach

The Board maintains a robust process and long-term orientation toward Board refreshment, considering the needs of the overall Board, its committees, and its leadership structure, and how those needs may evolve over time.

To accomplish this, the Board regularly seeks input from a range of sources, including from within the boardroom (via our annual Board self-assessment process, as described below), and from our shareholders, as they express their views regarding the backgrounds and skill sets that they perceive to be most critical to creating shareholder value. Our N&GC considers the feedback from these sources in its director search and nomination process.

The Board places strong emphasis on the alignment of skills and experience with the evolution of the Company's strategic priorities in its approach to refreshment, in order to ensure effective oversight of management's execution of its goals. The Board collectively possesses a significant depth of industry experience across each of Phillips 66's segments, which is complemented by leadership across areas critical to the execution of our strategy including international operations, information technology and innovation, business transformation, accounting, banking and capital markets ,risk management and public policy and government affairs.

The N&GC also reviews potential changes to the mix of skills on the Board in association with any anticipated director retirements, and considers the depth of key skills on the Board to avoid any risk associated with the departure of a single director.

Supporting the Success of New Members

The Board also prioritizes robust director orientation and onboarding programs to help new directors become rapidly integrated into boardroom discussions, facilitate their active participation within the Board, and maximize their contributions from the start of their appointment. The Board also encourages directors to pursue continuing education programs, industry events, and other opportunities to ensure their understanding of their role and responsibilities as directors of major publicly-traded companies continues to evolve.

Each director attends a multi-day onboarding session at the Company's headquarters and receives one-on-one briefings from the executive leadership team and other business leaders. The onboarding sessions include deep dives on each business segment and key corporate functions. Site visits are also coordinated to familiarize the directors with the Company's operations.

Recent Outcomes of the Refreshment Process and Looking Ahead

Since 2019, the Board has appointed eight new directors to the Board, seven of whom are independent, and increased the gender and racial/ethnic diversity of the Board.

In 2022, Mark Lashier and Greg Hayes were appointed to the Board. Mr. Lashier's board appointment was in connection with his promotion to the position of chief executive officer. Mr. Lashier brings significant knowledge of the Company's operations to the Board. Mr. Hayes brings significant c-suite, financial, global business, information technology, regulatory, risk management and environmental experience to the Board.

In 2024, Bob Pease's appointment deepened the Board's refining experience, which enhances the Board's oversight of the company's refining operations. This appointment followed constructive dialogue with Elliott Investment Management L.P. (together with its affiliates, "Elliott"), one of our largest investors. Additionally, the Board and Elliott have agreed to work together to identify a second mutually agreed director.

Most recently, following a deliberate Board leadership succession planning process, the Board appointed Mr. Lashier to the additional position of Chairman of the Board, effective upon Mr. Garland's retirement from the Board immediately prior to the Annual Meeting. The Board continues to assess its refreshment needs from other perspectives as well, including Committee membership and rotation of Committee Chair roles.

Our current Board has a diversity of thought and a broad range of skills and perspectives that are aligned with our evolving strategy and current needs of our business. Looking forward, the Board will continue to actively evaluate its composition through its self-evaluation process and feedback from our shareholders to ensure effective oversight of the Company's strategic priorities.

IDENTIFICATION AND CONSIDERATION OF NEW NOMINEES

The N&GC's process for identifying and recommending director candidates includes:

Review of current skills to identify needs or gaps	The N&GC considers the Company's current and long-term needs and strategic plans to determine the skills, experiences and characteristics that may enhance the Board's composition and effectiveness. This includes consideration from multiple perspectives including the needs of the overall Board as well as its committees.
Identify a pool of director candidates	The N&GC identifies a pool of diverse candidates through a variety of methods, including third-party search firms, suggestions from shareholders, and the business and organizational contacts of directors and management.
Evaluate the director candidates and assess their potential contributions	In evaluating potential candidates for nomination to the Board, the N&GC and the Board consider several factors: • all directors are expected to possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Company's shareholders; • candidates should possess skills and experience complementary to those of existing directors; and • all directors are expected to devote sufficient time and effort to their duties as a director.
Recommend candidates to the Board	The N&GC recommends director candidates to the Board with the goal of creating a balance of knowledge, experience and diversity.

ANNUAL BOARD ASSESSMENT

The Board's annual self-assessment process is designed to identify potential opportunities for the Board to improve its effectiveness and functioning.

2023 Board Self Assessment Process

Oversight of the evaluation process	The N&GC oversees the annual self-assessment of the Board, and annually considers the evaluation method process. The Lead Independent Director oversaw the annual self-assessment of the full Board.
Survey and one-on-one discussions	In 2023, the self-assessment included an evaluation survey, which provided an opportunity for candid feedback on the Board's performance, followed by one-on-one conversations between the Lead Independent Director and each other director. During these conversations, the Lead Independent Director sought input on the effectiveness of the Board, its committees, and the individual directors, among other topics.
Presentation and discussion of results	All comments from the written questionnaire were compiled and shared with the full Board on an unattributed basis. The Lead Independent Director presented a summary of the results to the N&GC and to the full Board in executive session.
Incorporation of feedback	Any matters requiring further action that may enhance the Board's performance are identified and action plans may be developed to address the matter.

DIRECTOR TIME COMMITMENTS

The Board believes that concurrent service on other public company boards has the potential to broaden and deepen the knowledge and experience that a director brings to our Board. At the same time, the Board understands the significant time commitment involved in being an active Board participant, and as a result, our Corporate Governance Guidelines specify that each director is expected to be able to devote sufficient time and effort to his or her duties as a Company director.

The N&GC annually reviews and assesses outside director time commitments, including leadership positions at other boards, to evaluate and confirm that all directors have demonstrated an appropriate commitment to serving on the Board and its committees.

Before accepting an additional directorship with another company, directors should consider whether the directorship will compromise the director's ability to perform his or her responsibilities to the Company. Additionally, a director should advise the Chairman of the Board and the Chair of the N&GC in advance of accepting an invitation to serve on another board to ensure that it is permissible under applicable laws, the Company's policies and governance best practices.

Because time demands across boards and the capacities of individual directors vary, the Board does not endorse a specific limitation on the number of directorships a director may hold. Instead, the N&GC assesses individual situations on a case-by-case basis. This year, they determined that all nominees demonstrated the appropriate level of commitment to the Company.

In addition, the N&GC reviewed the time commitments of Ms. Singleton in response to shareholder feedback. Ms. Singleton currently serves as the Executive Vice President, General Counsel, and Secretary of Westrock Company and as a board member of Teledyne Technologies Incorporated. After reviewing Ms. Singleton's contributions to our Board as well as her other commitments, the N&GC determined that her continued service was in the best interest of our shareholders. When making this determination, the N&GC considered factors such as her active participation and attendance at the Company's Board meetings in 2023, her unique skills and experiences as a tenured legal and corporate governance expert specifically within other highly technical industries, and her contributions to the overall diversity of our Board. The Board will continue to evaluate her service and commitments on a regular basis, as it does with all directors.

SHAREHOLDER RECOMMENDATION OF CANDIDATES

The N&GC will consider director candidates recommended by shareholders. A shareholder wishing to recommend a candidate for nomination by the N&GC should follow the procedures described under *Submission of Future Shareholder Proposals and Director Nominations* beginning on page 108. In addition, the shareholder should provide such other information it deems relevant to support the N&GC's evaluation of the candidate. Candidates recommended by the Company's shareholders are evaluated on the same basis as candidates recommended by the Company's directors, management, third-party search firms or other sources.

PROXY ACCESS FOR SHAREHOLDER-NOMINATED CANDIDATES

Our By-Laws also permit a group of up to 20 shareholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and have included in our proxy materials, director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our By-Laws. Additional information is described under *Submission of Future Shareholder Proposals and Director Nominations* on page 108.

Corporate Governance

BOARD LEADERSHIP STRUCTURE

CHAIRMAN AND CEO ROLES

The Board of Directors believes that it is in the best interests of the Company and its shareholders to retain flexibility in determining whether to combine the roles of Chairman and CEO. Our Corporate Governance Guidelines provide that the Board will periodically consider whether the roles should be separated and, if so, whether the Chairman should be an independent director or an employee.

Upon Mr. Garland's retirement as CEO in July 2022, the Board asked Mr. Garland to continue to serve as Executive Chairman of the Board. The Board determined that separating the roles of Chairman and CEO was appropriate at that time to promote an effective CEO transition, allowing Mr. Lashier to focus on executing the Company's strategy while Mr. Garland focuses on Board governance. As part of the Company's carefully planned leadership transition, Mr. Garland will retire from the Board as Executive Chairman immediately prior to the Annual Meeting. The Board closely evaluated its leadership structure throughout this transition period. The non-employee directors ultimately determined that it is in the best interests of the Company and its shareholders to recombine the Chairman and CEO roles upon Mr. Garland's retirement from the Board, with Mr. Lashier serving as Chairman of the Board in addition to President and CEO. In connection with this decision, the Board considered, among other factors, shareholder feedback during off-season engagement meetings, Mr. Lashier's demonstrated leadership abilities and the benefits of a unified leadership structure as the Company executes its strategic priorities, as well as the breadth and significance of the Board's lead independent director duties. The Board will continue to take under consideration any input received from our shareholders regarding its leadership structure, and retains the flexibility to reconsider its leadership structure in the future.

DUTIES AND RESPONSIBILITIES OF THE EXECUTIVE CHAIRMAN

As our former CEO, Mr. Garland's service as Executive Chairman of the Board has been a valuable resource to the executive leadership team on operational and strategic matters. In this role, he has held a number of critical responsibilities, including:

- working closely with the executive leadership team to provide advice on operational, strategic, and governance matters;
- acting as a source of institutional knowledge;
- conducting, along with the Lead Independent Director, the CEO's annual performance review;
- chairing meetings of the Board;
- presiding at meetings of our shareholders;
- communicating with all directors on key issues and concerns outside of full Board meetings;
- overseeing agenda preparation in consultation with the Lead Independent Director; and
- fostering a collegial and collaborative environment in the boardroom.

DUTIES AND RESPONSIBILITIES OF THE LEAD INDEPENDENT DIRECTOR

Our Corporate Governance Guidelines state that when the Chairman is an employee of the Company, the non-employee directors will name a Lead Independent Director. Since 2016, the non-employee directors have elected Glenn Tilton to serve as Lead Independent Director. The Board believes Mr. Tilton is qualified to serve as Lead Independent Director in light of his current and past experiences in significant leadership roles at a variety of public company boards, which provide him with deep knowledge of corporate governance and board oversight across a range of complex situations. For example, Mr. Tilton's board roles have included serving as the Lead Independent Director at AbbVie, Vice Chairman at Chevron, Chairman of United Continental Holdings following the merger between United and Continental Airlines, and as a member of the Special Committee at TXU Corporation which negotiated the sale of the company as part of the then-largest leveraged buyout on record. Through these roles, Mr. Tilton has demonstrated strong leadership skills that position him well to lead our independent directors and represent our shareholders' interests in discussions within the boardroom. Mr. Tilton also has vast management experience in overseeing complex multinational businesses operating in highly regulated industries, including the energy industry following a career spanning more than 30 years with Texaco, as well as expertise in matters related to finance, capital markets, public policy, and government affairs, which are all critical to supporting the success of Phillips 66.

As Lead Independent Director, Mr. Tilton chairs executive sessions, coordinates the activities of the non-employee directors and performs other duties and responsibilities as determined by the Board, including:

- advising the Executive Chairman on Board meeting schedules, seeking to ensure that the non-employee directors can perform their duties responsibly without interfering with operations;
- providing the Executive Chairman with input on agenda preparation for Board and committee meetings;
- advising the Executive Chairman on the quality, quantity and timeliness of the flow of information from management to allow directors to perform their duties effectively and responsibly, including specifically requesting certain materials be provided to the Board;
- recommending to the Executive Chairman the retention of consultants who report directly to the Board;
- interviewing Board candidates and making nomination recommendations to the N&GC;
- assisting in assuring compliance with and implementation of the Corporate Governance Guidelines;
- ensuring that he, or another appropriate director, is available for engagement with shareholders when warranted;
- calling meetings of the non-employee directors as needed, developing the agenda for and chairing any such meetings and executive sessions;
- acting as principal liaison between the non-employee directors and the Executive Chairman on sensitive issues;
- facilitating discussion among independent directors on key issues and concerns outside of full Board meetings;
- participating with the HRCC in the periodic discussion of CEO performance;
- leading the Board's annual self-assessment; and
- working with the N&GC to recommend Board committee membership and committee chair rotation.

The Board of Directors believes that its current structure and processes encourage its non-employee directors to be actively involved in guiding its work. The chairs of the Board's committees regularly review their respective agendas and committee materials with management in advance of each meeting and communicate directly with other directors and members of management as each deems appropriate. Moreover, each director may suggest agenda items and raise matters that are not on the agenda at all Board and committee meetings.

BOARD INDEPENDENCE

Our Corporate Governance Guidelines contain director independence standards, which are consistent with the listing standards of the New York Stock Exchange ("NYSE"). These standards assist the Board in determining the independence of the Company's directors. The Board of Directors has affirmatively determined that each director, other than Messrs. Garland and Lashier, meets our independence standards. Messrs. Garland and Lashier are not considered independent because they are employed by the Company.

In making independence determinations, the Board specifically considered the fact that many of our directors are directors of companies with which we may conduct business. Additionally, some of our directors may purchase products from the Company, such as gasoline from our retail sites. In all cases, it was determined that there are no relationships or transactions that are material to the Company or the director and accordingly, there are no relationships that would affect the independence of any director other than Messrs. Garland and Lashier.

BOARD COMMITTEES

The Board has five standing committees. The charter for each committee may be found in the "Investors" section on the Phillips 66 website (www.phillips66.com) under the "Corporate Governance" caption. Shareholders may also request printed copies of these charters by following the instructions in *Additional Information* beginning on page 102.

OVERVIEW OF BOARD COMMITTEES AND PRIMARY RESPONSIBILITIES

The Board's A&FC, HRCC and N&GC are composed entirely of independent directors. The Executive Committee is composed of the Chairman of the Board, Lead Independent Director, the CEO, and the chairs of the other standing committees. The charter of the PPSC (which is not a required committee under New York Stock Exchange or SEC rules) was amended in early 2024 to require that all members of the Board serve on the PPSC, which underscores the significance of the matters discussed at the PPSC to the full Board.

To ensure continued Board effectiveness, the N&GC periodically considers committee membership and chair rotations. The composition and primary responsibilities of the committees are described below. The Committee composition is shown as of December 31, 2023.

AUDIT AND FINANCE COMMITTEE (A&FC)

Members:
John E. Lowe (Chair)
Julie L. Bushman
Charles M. Holley
Denise L. Ramos
Denise R. Singleton

Number of meetings
in 2023: 10

Primary Responsibilities:

- Oversee the integrity of accounting policies, internal controls, financial statements, and financial reporting practices, and certain financial matters covering the Company's capital structure, complex financial transactions, financial risk management, retirement plans and tax planning.

- Review significant risk exposures, including major financial, cybersecurity and information technology risks, and management's processes for identifying, monitoring, controlling and reporting on such risks.

- Monitor compliance with legal and regulatory requirements, including our Code of Business Ethics and Conduct; the qualifications and independence of independent auditors; and the performance of the internal audit function and independent auditors.

Financial Expertise and Financial Literacy of A&FC Members

The Board has determined that each of Mr. Lowe, Mr. Holley and Ms. Ramos satisfies the SEC's criteria for "audit committee financial experts." Additionally, the Board has determined that each member is financially literate within the meaning of the NYSE listing standards.

HUMAN RESOURCES AND COMPENSATION COMMITTEE (HRCC)

Members:
Marna C. Whittington (Chair)
Gary K. Adams
Lisa A. Davis
Gregory J. Hayes
Douglas T. Terreson
Glenn F. Tilton

Number of meetings
in 2023: 6

Primary Responsibilities:

- Oversee executive compensation programs, policies and strategies and approve metrics, goals and objectives under incentive compensation programs for the Company's senior officers.

- Approve goals and objectives relevant to CEO compensation, evaluate CEO performance in light of those goals and objectives, and determine the CEO's overall compensation.

- Oversee initiatives related to the Company's human capital strategies, including in the areas of inclusion and diversity, management succession planning and talent management.

The HRCC may appoint and delegate authority to subcommittees consisting of one or more committee members, as it deems appropriate, to the extent permitted by applicable laws, rules and regulations. Additional information about the Compensation Committee can be found in *Compensation Discussion and Analysis* beginning on page 49.

NOMINATING AND GOVERNANCE COMMITTEE (N&GC)

Members:

Glenn F. Tilton (Chair)
Gregory J. Hayes
John E. Lowe
Denise L. Ramos
Marna C. Whittington

Number of meetings
in 2023: 5

Primary Responsibilities:

- Identify and recommend nominees for election to the Board.
- Recommend committee assignments and periodic rotation of committee assignments and committee chairs.
- Review and recommend compensation and benefits policies for non-employee directors.
- Review and recommend appropriate corporate governance guidelines and procedures.
- Oversee the Board's annual self-assessment of its performance and monitor Board composition.
- Oversee succession plans for the CEO.

PUBLIC POLICY AND SUSTAINABILITY COMMITTEE (PPSC)

Members:

Denise L. Ramos (Chair)
Gary K. Adams
Julie L. Bushman
Lisa A. Davis
Gregory J. Hayes
Charles M. Holley
John E. Lowe
Denise R. Singleton
Douglas T. Terreson
Glenn F. Tilton
Marna C. Whittington

Number of meetings
in 2023: 4

Primary Responsibilities:

- Review policies, programs and practices regarding health, safety and environmental protection; health and safety performance; social impact and corporate responsibility matters, and the Company's communications strategies regarding the foregoing.
- Review the sustainability program and oversee progress of sustainability initiatives.
- Review and approve the budget for charitable contributions.
- Review the administration of any U.S. based political action committees.
- Review and approve the Company's budgets for political candidate contributions and independent expenditures, and receive reports from management on such candidate contributions, independent expenditures and other political expenditures.

EXECUTIVE COMMITTEE (EC)

Members:

Greg C. Garland (Chair)
Mark Lashier
John E. Lowe
Denise L. Ramos
Glenn F. Tilton
Marna C. Whittington

Number of meetings
in 2023: None

Primary Responsibilities:

- Exercise the authority of the full Board, if needed, in intervals between regularly scheduled Board meetings, other than (1) those matters expressly delegated to another committee of the Board, (2) the adoption, amendment or repeal of any By-Laws, and (3) those matters that cannot be delegated to a committee under statute, the Certificate of Incorporation, or By-Laws.

SHAREHOLDER OUTREACH AND RESPONSIVENESS

Phillips 66 maintains a year-round shareholder engagement program to listen to investor perspectives on our business strategy, executive compensation program and sustainability and ESG matters that are important to our investors. Our engagement program is focused on identifying and understanding shareholder concerns and demonstrating responsiveness to these concerns.

2023 Shareholder Engagement by the Numbers

>45%	**>40%**	**25%**
of shares outstanding contacted	of shares outstanding engaged	of shares outstanding engaged with Lead Independent Director or the Chair of the HRCC

In the lead-up to the 2023 Annual Meeting, we undertook a significant effort to speak with our shareholders and gather their feedback on our executive compensation program, which had recently evolved in response to shareholder input. We continued to engage with shareholders after the 2023 Annual Meeting to discuss our strategic priorities and a variety of ESG-related topics.

Many of these conversations were led by Mr. Tilton, our Lead Independent Director and Chair of the N&GC, and included the participation of Dr. Whittington, the Chair of our HRCC. Select areas of focus for our 2023 engagement meetings is shown in the table below:

ROBUST YEAR-ROUND SHAREHOLDER ENGAGEMENT PROGRAM

KEY DISCUSSION TOPICS AND FEEDBACK				
Governance	**Compensation**	**Human Capital Management**	**Sustainability**	**Business Strategy & Operations**
• Discussed the Board's approach to oversight and how our directors' skills and experiences align with our strategy • Interested in understanding our robust Board succession planning process and ongoing evaluation of our board leadership structure • Expressed satisfaction with the Company's responsiveness to shareholder proposals, including the plastics-focused proposal that went to vote at our 2023 annual meeting	• Expressed broad support for executive compensation program and related disclosures following 2022 enhancements after extensive engagement • Interested in understanding the integration of sustainability goals in our VCIP and support for more quantitative metrics related to sustainability • Expressed support for the elimination of stock options from the executive compensation program	• Sought to understand our strategy for maintaining our best-in-class safety ratings • Interested in understanding how former DCP employees are being integrated into our business and safety culture • Appreciated our consistent efforts to ensure positive relations with the communities in which we operate • Appreciated our robust reporting of our human capital management practices and outcomes	• Discussed the sustainability and economic benefit of our Rodeo facility's renewable fuels conversion • Sought to understand our approach to ensuring alignment of GHG emissions intensity reduction efforts with shareholder interests • Appreciated our robust sustainability reporting	• Expressed interest in understanding progress related to the integration of DCP • Showed interest in understanding our capital allocation decision-making process • Complimented recent enhancements to our strategic priority targets, as well as our recent progress to deliver on these updated commitments

Highlights of some of the actions we have taken in response to our engagements over the last several years are shown below:

2018	2019	2020	2021	2022	2023
• Published Initial TCFD[(1)] informed sustainability report • Sought shareholder approval to declassify the Board • Committed to diverse director candidate pool	• Added new independent director to the Board	• Enhanced lobbying disclosures • Added two new independent directors to the Board • Incorporated TCFD[(1)] framework into sustainability report	• Sought shareholder approval to declassify the Board • Published first Human Capital Management Report • Published Lobbying Activities Report • Announced 2030 GHG emissions reduction targets • Added 2 new independent directors to the Board	• Announced 2050 GHG emissions reductions targets • Evolved the compensation program and enhanced disclosures • Added two new directors to the Board, including one independent director • Collaborated with CPChem to enhance its sustainability reporting to include scenario analyses	• Sought shareholder approval to declassify the Board • Committed to, and published, an enhanced Lobbying Activities Report

[(1)] TCFD is the Task Force on Climate-Related Financial Disclosures.

Communications with the Board

Shareholders and other interested parties may communicate with the Board of Directors, individual directors, the non-employee directors as a group, or the Lead Independent Director, in care of our Corporate Secretary. Communications are distributed to the Board or to any individual director, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that items unrelated to its duties and responsibilities not be distributed.

Mailing Address:
Attn: Corporate Secretary
Phillips 66
2331 CityWest Blvd.
Houston, TX 77042

BOARD OVERSIGHT OF OUR COMPANY

STRATEGIC OVERSIGHT

Setting the strategic course of the Company and providing oversight of strategic risks involves a high level of constructive engagement between management and the Board. The Board regularly discusses the strategic priorities of the Company and the risks to the Company's successful execution of its strategy, including global economic and other significant trends, as well as changes in the energy industry and regulatory initiatives. Each year, the Board holds a multi-day strategy session with the Company's senior leaders to review the Company's short-term and long-term strategic plans and priorities, as well as challenges and opportunities that may develop under various future scenarios.

RISK OVERSIGHT

The Company's management is responsible for the day-to-day conduct of our business and operations, including risk management. To help it fulfill this responsibility, our management has established an enterprise risk management ("ERM") program. The ERM program is designed to identify and facilitate the management of significant and emerging risks facing the Company. The Board is responsible for satisfying itself, in its oversight role, that the risk management processes designed and implemented by the Company's management are functioning as intended, and that necessary steps are taken to foster a culture of risk-adjusted decision making throughout the organization. The Board has delegated authority to its standing committees to manage various aspects of risk management, as discussed below. The Board has empowered the A&FC to facilitate appropriate coordination among the Board's committees with respect to oversight of the Company's risk management. The A&FC meets on a periodic basis with management (and no less than annually) to discuss the Company's major risk exposures and policies and the steps management has taken to ensure appropriate processes are in place to identify, manage and control business risks.

RISK OVERSIGHT AT THE BOARD LEVEL

- Exercises its oversight responsibility for risk assessment and risk management directly and through its committees.
- Receives regular updates from its committees on individual areas of risk that fall within each committee's area of oversight and expertise.

KEY ASPECTS OF RISK OVERSIGHT AT THE COMMITTEE LEVEL

A&FC	HRCC	N&GC	PPSC
• Financial and accounting risks • Overall ERM program and the guidelines and policies that govern the process by which ERM is handled • Information technology security (including cybersecurity) and technology risk management programs	• Risks associated with compensation policies and practices for executive compensation and company-wide compensation practices generally • Corporate culture and human capital risks, including management succession planning	• Risks associated with corporate governance policies and practices and compliance with guidelines • Board composition and Board succession matters • Planned and emergency CEO succession planning	• Social and political risks and trends, including lobbying activities and political spending • Operational health, safety and environmental risks • Corporate social responsibility and sustainability programs

CORPORATE RESPONSIBILITY AND SUSTAINABILITY OVERSIGHT

Our Board regularly reviews trends in corporate governance and sustainability best practices, changing regulatory requirements and feedback from our shareholders to evolve our corporate responsibility and sustainability programs and practices in ways that the Board believes are in the best interest of Phillips 66 and its shareholders. Recognizing the growing importance of sustainable business practices, the Board expanded the remit of the public policy committee in 2020 and named it the Public Policy and Sustainability Committee ("PPSC"). The Board expanded the committee's oversight responsibilities to include the Company's sustainability programs and initiatives that support a lower-carbon future. The PPSC, composed of all of the members of the Board of Directors, oversees climate-related risks and opportunities to our business and regularly receives updates on management's progress against our sustainability goals.

HUMAN CAPITAL MANAGEMENT OVERSIGHT

Our Board recognizes the importance of our human capital practices in creating value and supporting our mission, vision and values. The ability of Phillips 66 to attract, retain and develop high-performing employees, and create a workplace where they can innovate and thrive, is an integral part of our competitive strategy to drive long-term value and mitigate risk. Through its committees, the Board routinely engages with senior leadership on matters such as succession planning, retention and turnover, workplace culture, and inclusion and diversity.

The Board's engagement across the breadth of human capital management topics, including its oversight of our disclosures relating to our human capital programs, policies and statistics, demonstrates the value Phillips 66 places on its people. Results of employee surveys and metrics on talent and diversity initiatives are reviewed by the Board on a regular basis. Board members also periodically visit our sites and meet with employees to stay connected to our corporate culture.

Each Board committee collaborates with senior leadership to stay informed, measure progress against goals, identify potential risks and develop meaningful solutions for the components of human capital management that are within their purview. For example, certain human capital metrics have been and continue to be measured, reviewed and managed as part of our compensation program and are discussed by the HRCC in its regular meetings.

SUCCESSION OVERSIGHT

Our Board views management succession planning as a critical component of ensuring business continuity and performance. The Board has assigned our HRCC responsibility to oversee our management succession planning and the N&GC to oversee CEO succession planning. Our succession planning activities include sessions with executives to monitor and guide leadership development for our executive leadership team. The HRCC provides the oversight necessary to ensure we develop corporate leaders who are prepared for their roles in both the ordinary course of business and in unexpected circumstances.

RECENT OUTCOMES OF OUR MANAGEMENT SUCCESSION PLANNING PROCESS

- Successful navigation of the Company's first CEO transition since its spin-off from ConocoPhillips in 2012, including the appointment of longtime Chairman and CEO Greg Garland to a transitional Executive Chair role and the promotion of Mark Lashier, an individual who had spent his entire career spanning more than three decades with our joint venture CPChem or Phillips 66 and predecessor organizations, to the CEO role

- Oversight of significant refreshment across our executive leadership team in recent years, resulting in a team comprised of members with the requisite experiences and skills across disciplines to provide a diversified perspective on enterprise-wide topics to support our strategic priorities

MEETINGS AND ATTENDANCE

Board Meetings



At Least
90%
Attendance

The Board of Directors met ten times in 2023. All of our directors attended more than 90% of the meetings of the Board and committees on which they served. Recognizing that director attendance at the Company's annual meeting can provide the Company's shareholders with an opportunity to communicate with the directors about issues affecting the Company, the Company actively encourages directors to attend the annual meetings of shareholders. All of our directors then serving attended our 2023 annual meeting virtually at our headquarters.

Executive Sessions

The independent directors hold regularly scheduled executive sessions of the Board and its committees without Company management present. These executive sessions are chaired by the Lead Independent Director at Board meetings or by the committee chairs at committee meetings.

BOARD EDUCATION

Our Board recognizes the need to stay informed about current developments that affect the Company and the role of the Board and individual directors. Accordingly, the Board and each committee regularly receive educational updates from internal and third-party subject matter experts on a variety of topics, including legal and regulatory changes, governance practices, sustainability practices, cybersecurity and political activity. Our director onboarding program includes an intensive two-day immersion into the Company's business at the Company's headquarters, including a detailed review of each business segment, sustainability programs and human capital management practices, as well as the Board's expectations of each director. At meetings throughout the year, board members also have opportunities to meet informally with members of management and high performers to learn more about our business.

RELATED PERSON TRANSACTIONS

Our Code of Business Ethics and Conduct requires all directors and executive officers to promptly report to the company any transactions or relationships that reasonably could be expected to constitute a related person transaction under Item 404 of Regulation S-K. The transaction or relationship is reviewed by the Company's management and the appropriate committee of the Board to ensure that it does not constitute a conflict of interest and is appropriately disclosed.

Additionally, the N&GC conducts an annual review of any related person transactions between each director, their family members and controlled entities and the Company and its subsidiaries in making recommendations to the Board regarding the continued independence of each director. Since January 1, 2023, there have been no related person transactions (as defined under Item 404 of Regulation S-K) in which the Company or a subsidiary was a participant and in which any director, director nominee, executive officer, a greater than 5% beneficial owner of the Company at the time of the applicable transaction, or any of their immediate family members had a direct or indirect material interest.

The N&GC will also consider any relationships that, while not constituting related person transactions where a director had a direct or indirect material interest, nonetheless involved transactions between the Company and an organization with which a director is affiliated, either directly or as a partner, shareholder or officer. The N&GC determined that there were no such transactions with related persons in 2023.

Director Compensation

OBJECTIVES AND PRINCIPLES

The director compensation program provides a competitive package that enables the Board to attract and retain highly skilled individuals that possess the talent and skills required to oversee a complex, multinational corporation. The Board seeks to provide sufficient flexibility in the form of payment to meet individual needs while ensuring that a substantial portion of director compensation is linked to the long-term success of the Company. In furtherance of our commitment to be a socially responsible member of the communities in which we operate, the Board also extends the Phillips 66 matching gift program to charitable contributions made by our directors.

Compensation for non-employee directors is reviewed annually by the N&GC and set by action of the Board. The N&GC may from time to time receive the assistance of a third-party consultant in reviewing director compensation, as it deems advisable.

The primary elements of our non-employee director compensation program are equity compensation and cash compensation.



NON-EMPLOYEE DIRECTOR COMPENSATION

$125,000 Annual Cash Compensation 38%

$200,000 Annual Equity Compensation 62%

ADDITIONAL ANNUAL CASH COMPENSATION

Lead Director	$50,000
Audit and Finance Committee Chair	$25,000
Human Resources and Compensation Committee Chair	$25,000
Nominating and Governance Committee Chair, Public Policy and Sustainability Committee Chair and Executive Committee Chair	$20,000
Audit and Finance Committee Members	$10,000
Human Resources and Compensation Committee Members	$10,000

EQUITY COMPENSATION

In 2023, each non-employee director received a grant of RSUs with an aggregate value of $200,000 on the date of grant. Restrictions on the units issued to a non-employee director will lapse in the event of retirement, disability, death, or a change of control, unless the director has elected to receive the underlying shares after an earlier stated period of time. Directors forfeit the units if, prior to the lapse of restrictions, the Board finds sufficient cause for forfeiture (although no such finding can be made after a change in control). Before the restrictions lapse, directors cannot sell or otherwise transfer the units, but the units are credited with dividend equivalents in the form of additional RSUs. When restrictions lapse, directors will receive unrestricted shares of Company stock as settlement of the RSUs.

CASH COMPENSATION

In 2023, each non-employee director received $125,000 in cash compensation for service as a director. Non-employee directors serving in specified committee or leadership positions also received additional cash compensation as indicated in the chart above.

The total annual cash compensation is payable in monthly cash installments. Directors may elect, on an annual basis, to receive all or part of their cash compensation in unrestricted stock or in RSUs (such unrestricted stock or RSUs are issued on the first business day of the month and valued using the average of the high and low prices of Phillips 66 common stock as reported on the NYSE on such date), or to have the amount credited to the director's deferred compensation account as described below. The RSUs issued in lieu of cash compensation are subject to the same restrictions as the annual RSUs described above.

DEFERRAL OF COMPENSATION

Non-employee directors can elect to defer their cash compensation under the Phillips 66 Deferred Compensation Program for Non-Employee Directors (the "Director Deferral Plan"). Deferred amounts are deemed to be invested in various mutual funds and similar investment choices (including Phillips 66 common stock) selected by the director from a list of available investment choices. Amounts deferred under the Director Deferral Plan may be funded through a grantor trust designed for this purpose.

DIRECTORS' MATCHING GIFT PROGRAM

All active and retired non-employee directors are eligible to participate in the Directors' Annual Matching Gift Program. This program provides a dollar-for-dollar match of gifts of cash or securities, up to an annual maximum of $15,000 per donor for active directors and $7,500 per donor for retired directors, to charities and educational institutions (excluding certain religious, political, fraternal, or collegiate athletic organizations) that are tax-exempt under Section 501(c)(3) of the Internal Revenue Code ("IRC") or meet similar requirements under the applicable law of other countries. These matching contributions are reflected in the "All Other Compensation" column of the *Director Compensation Table*.

OTHER COMPENSATION

The Board believes that it is important for significant others of directors and executives to attend certain meetings to enhance the collegiality of the Board. The cost of such attendance is treated by the Internal Revenue Service as income and is taxable to the recipient. The Company reimburses directors for the cost of resulting income taxes. These reimbursements are reflected in the "All Other Compensation" column of the *Director Compensation Table*.

STOCK OWNERSHIP

Each director is expected to own an amount of Company stock with a value equal to at least the aggregate grant date fair value of the annual equity grants during their first five years on the Board. Directors are expected to reach this level of target ownership within five years of joining the Board. Shares of stock owned outright, Restricted Stock and RSUs, including deferred stock units, may be counted in satisfying the stock ownership guidelines.

All directors are in compliance, or are on track to comply, with the stock ownership guidelines.

DIRECTOR COMPENSATION TABLE

The N&GC benchmarks non-employee director compensation design and pay levels against Phillips 66's compensation peer companies. The N&GC targets the median of this peer group for all elements of non-employee director compensation.

The following table summarizes the compensation for our non-employee directors in 2023 (for compensation paid to our employee directors, Messrs. Garland and Lashier, please see *Executive Compensation Tables*).

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Gary K. Adams	135,000	200,008	10,558	345,566
Julie L. Bushman	135,000	200,008	—	335,008
Lisa A. Davis	135,000	200,008	17,917	352,925
Gregory J. Hayes	135,000	200,008	2,757	337,765
Charles M. Holley	135,000	200,008	—	335,008
John E. Lowe	150,000	200,008	15,000	365,008
Denise L. Ramos	155,000	200,008	1,481	356,489
Denise R. Singleton	135,000	200,008	15,560	350,568
Douglas T. Terreson	135,000	200,008	21,970	356,978
Glenn F. Tilton	205,000	200,008	42,366	447,374
Marna C. Whittington	150,000	200,008	19,023	369,031

[1] Reflects base cash compensation of $125,000 payable to each non-employee director and additional cash compensation payable to directors serving in specified committee positions as described on page 45. Amounts shown include any amounts that were voluntarily deferred to the Director Deferral Plan or received in Phillips 66 common stock or RSUs in lieu of cash.

[2] Amounts represent the grant date fair market value of RSUs. Pursuant to our non-employee director compensation program, non-employee directors received a 2023 grant of RSUs with an aggregate value of $200,000 on the date of grant, based on the average of the high and low prices for Phillips 66 common stock as reported on the NYSE on the grant date. These grants are made in whole shares with fractional share amounts rounded up, resulting in shares with a value of $200,008 being granted on January 17, 2023.

[3] All Other Compensation consists primarily of certain gifts by directors to charities and educational institutions under our Matching Gifts Program and the PAC 66 Charitable Match Program (Ms. Davis $15,000; Mr. Lowe $15,000; Ms. Singleton $15,000; Mr. Terreson $19,000; Mr. Tilton $15,000; and Dr. Whittington $15,000). For active directors, the Matching Gift Program matches up to $15,000 with regard to each program year and the PAC 66 Charitable Match Program matches contributions of up to $5,000 at a 2:1-dollar ratio. The amounts shown reflect the actual payments made by us in 2023. Also included is the aggregate incremental cost to the Company for flights from Board meetings when a director requests to be dropped off at a different location that is farther from where he or she departed for personal reasons, and tax assistance when we request family members or other guests to accompany a director to a Company function and, as a result, the director incurs imputed income (Mr. Adams $10,558; Ms. Davis $2,917; Mr. Hayes $2,757; Ms. Ramos $1,481; Ms. Singleton $560; Mr. Terreson $2,970; Mr. Tilton $3,605; and Dr. Whittington $4,023). For Mr. Tilton, all Other Compensation also includes tax assistance fees of $23,761 related to a delayed settlement of equity awards in 2023.



Advisory Approval of Executive Compensation

The Board recommends that you vote **"FOR"** the advisory approval of the compensation of the Company's named executive officers.

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, shareholders are being asked to vote on the following advisory (non-binding) resolution:

> RESOLVED, that the shareholders approve the compensation of Phillips 66's Named Executive Officers (NEOs) as described in this Proxy Statement in the *Compensation Discussion and Analysis* section and in the *Executive Compensation Tables* (together with the accompanying narrative disclosures).

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

As required by SEC rules, Phillips 66 is providing shareholders with the opportunity to vote on an advisory, non-binding resolution, commonly known as "Say-on-Pay," considering approval of the compensation of its NEOs. We currently provide our shareholders the opportunity to vote on this proposal annually. Our next vote to determine the frequency with which we will provide Say-on-Pay votes is expected to take place in 2025.

The HRCC, which is responsible for the compensation of our Chairman, CEO and executive officers, oversees the development of compensation programs designed to attract, retain and motivate executives who enable us to achieve our strategic and financial goals. The *Compensation Discussion and Analysis* and the *Executive Compensation Tables*, together with the accompanying narrative disclosures, allow you to view the trends in compensation and application of our compensation philosophies and practices for the years presented.

The Board believes that the Phillips 66 executive compensation programs align the interests of our executives with those of our shareholders. Our compensation programs are guided by the philosophy that the Company's ability to provide value is driven by superior individual performance. The Board believes that a company must offer competitive compensation to attract and retain experienced, talented and motivated employees. In addition, the Board believes employees in leadership roles within the organization are motivated to perform at their highest levels when performance-based pay represents a significant portion of their compensation. The Board believes that our philosophy and practices have resulted in executive compensation decisions that are aligned with Company and individual performance, are appropriate in value, and have benefited the Company and its shareholders.

Because your vote is advisory, it will not be binding upon the Board. Nevertheless, the HRCC and the Board will consider the outcome of the vote when evaluating future executive compensation arrangements. However, votes for or against our compensation programs will not necessarily inform the HRCC and the Board about which elements of those programs shareholders approve or disapprove. For this reason, the Board encourages shareholders to engage with us to allow the HRCC to understand shareholders' views and consider that feedback when making decisions.

Compensation Discussion and Analysis

Table of Contents

Our Named Executive Officers ("NEOs") for 2023 were:



Mark Lashier
President and Chief Executive Officer



Greg Garland
Executive Chairman



Kevin Mitchell
Executive Vice President and Chief Financial Officer



Brian Mandell
Executive Vice President, Marketing & Commercial



Tim Roberts
Executive Vice President, Midstream & Chemicals

EXECUTIVE SUMMARY

OUR APPROACH TO EXECUTIVE COMPENSATION

The executive leadership team and the HRCC believe that well-designed compensation programs are integral to attracting, retaining, and motivating our people to successfully execute our strategy and create long-term value for our shareholders. Our people are committed to achieving superior operational and financial performance which is assessed relative to rigorous goals that reflect a continuous improvement mindset. Consistent with our 'pay for performance' philosophy, a significant portion of NEO compensation is at risk and is only realized if we achieve performance goals aligned with the execution of our strategy and shareholder value creation.



"The Company's significant outperformance relative to peers and the broader market over the past year is a testament to our shareholders' confidence in our management team's ability to execute on our strategic priorities and deliver on our commitments. The compensation program at Phillips 66 has been thoughtfully designed to cultivate success over the long term, and it has been a great honor to see that philosophy materialize in such a concrete way during my first year at the Company."

• **Andrez Carberry, SVP, Chief Human Resources Officer**

RESPONSIVENESS TO SHAREHOLDER FEEDBACK ON EXECUTIVE COMPENSATION

Beginning in 2021, the HRCC implemented a series of compensation program changes to respond to shareholder feedback following extensive outreach in 2021 and 2022. Key changes included:

- removing the positive individual performance modifier from the VCIP for all executive officers
- capping the payout on the TSR portion of the PSP award at target if absolute TSR is negative
- requiring performance above the 50th percentile relative to our peer group to achieve target payout of the TSR portion of the PSP award

In addition, we enhanced our disclosures related to the selection of our metrics, goal-setting process, peer group selection, and performance achievement. We were pleased to see a positive reaction from our shareholders, reflected in the increasing support for our say-on-pay vote, which received 88% and 92% support in 2022 and 2023, respectively.

2024 Compensation Program Changes

We continue to evaluate our program in light of shareholder feedback and evolving best practices, and have made several changes for 2024 to align with the expectations of our shareholders and our pay-for-performance philosophy:

- In setting the long-term incentive program for 2024, the HRCC:
  - eliminated stock options
  - increased the weighting of the PSPs from 50% to 70% of long-term incentives
  - increased the weighting of RSUs from 25% to 30% of long-term incentives

  The changes to the 2024 long-term incentive program put greater emphasis on performance, improve alignment with the shareholder experience and promote better "line of sight" for our executives.

- In setting the VCIP for 2024, the HRCC:
  - adopted the API-recommended practice of evaluating Process Safety Event (PSE) performance by discrete operating segment, breaking out refining and midstream results, enabling more segment-specific target-setting
  - established threshold, target, and maximum performance criteria for greenhouse gas emissions intensity reductions, lower-carbon intensity investments and lower-carbon project ideation for the Lower Carbon / GHG Priorities portion of the VCIP

  The changes to the 2024 VCIP are intended to drive continuous improvement at the segment level, and are responsive to shareholder feedback for more quantitative evaluation of our Lower Carbon / GHG Priorities performance, which the HRCC determined was appropriate in light of the maturation of the Company's lower-carbon strategy.

2023 COMPENSATION ACTIONS RELATED TO THE CEO AND EXECUTIVE CHAIRMAN

In 2022, the Company underwent a thoughtful management succession process. Most notably, Mark Lashier, who had previously served as our President and Chief Operating Officer since April 2021, was appointed President and Chief Executive Officer on July 1, 2022. At that time, Greg Garland, who had led the Company since its spin-off from ConocoPhillips in 2012, was appointed to serve as the Executive Chairman of the Board until his retirement in 2024 as part of a planned transition of his role. Compensation levels for Mr. Lashier and Mr. Garland were established in 2022 to reflect their new roles.

At its February 2023 meeting, the HRCC approved the following compensation actions for Mr. Lashier and Mr. Garland after considering a range of factors including Company and individual performance, increased experience within roles, the HRCC's overall approach to executive compensation, and benchmarking information provided by the HRCC's compensation consultant.

Mr. Lashier – 2023 Annualized Target Direct Compensation of $16,160,000

- Increased base salary by $100,000, from $1,500,000 to $1,600,000, effective March 1, 2023
- Increased VCIP target from 150% to 160% of base salary, effective March 1, 2023
- Approved long-term incentive compensation target of $12,000,000, delivered 25% in stock options, 25% in restricted stock units and 50% in performance share units

Mr. Garland – 2023 Annualized Target Direct Compensation of $10,100,000. Unchanged from level and structure set when he assumed the role in 2022

- Maintained base salary of $1,000,000
- Maintained VCIP target at 160% of base salary
- Maintained long-term incentive compensation target of $7,500,000, delivered 25% in stock options, 25% in restricted stock units and 50% in performance share units

COMPENSATION PROGRAMS ALIGNED WITH BEST PRACTICES

✔ We Do…

- ✔ Target the majority of NEO compensation to be performance based and at risk
- ✔ Apply multiple performance metrics aligned with our corporate strategy
- ✔ Cap maximum payouts for VCIP and PSP
- ✔ Cap payout at 100% on the TSR portion of the PSP if absolute TSR is negative
- ✔ Require TSR performance above the 50th percentile relative to peer group to achieve target payout
- ✔ Employ a "double trigger" for change in control severance benefits and equity award acceleration
- ✔ Include absolute and relative metrics in our LTI programs
- ✔ Maintain robust stock ownership guidelines for executives — CEO and Executive Chairman 6x base salary; other NEOs 4x base salary
- ✔ Balance, monitor and manage compensation risk through regular assessments and robust clawback provisions, including a new SEC-compliant clawback policy
- ✔ Have extended vesting periods on stock awards, with a minimum one-year vesting period required for stock and stock option awards
- ✔ Maintain a fully independent compensation committee
- ✔ Retain an independent compensation consultant
- ✔ Hold an annual Say-on-Pay vote and consider shareholder feedback in the design of our compensation program

✖ We Do Not…

- ✖ Provide excise tax gross-ups to our NEOs under our CICSP
- ✖ Reprice stock options without shareholder approval
- ✖ Price stock option exercise prices below grant date fair market value
- ✖ Allow share recycling for stock options under our equity plan
- ✖ Include evergreen provisions in our active equity plans
- ✖ Allow hedging or pledging of Company stock
- ✖ Pay dividends during the performance period on unearned PSPs
- ✖ Allow transfer of equity awards (except in the case of death)
- ✖ Provide separate supplemental executive retirement benefits for individual NEOs
- ✖ Maintain individual change-in-control agreements
- ✖ Have an employment agreement with the CEO
- ✖ Provide excessive perquisites
- ✖ Provide individual performance modifier for VCIP for our executive officers

EXECUTIVE COMPENSATION PROGRAM SUMMARY

Through our use of performance- and equity-based awards, the compensation realized by our executives is directly linked to our performance. In order for NEOs to earn and sustain competitive levels of compensation, the Company must meet its strategic objectives, perform well relative to peers, and deliver market-competitive returns to shareholders.

COMPENSATION PROGRAM MIX

The CEO's target compensation mix is 90% at risk and 72% performance based. Based on its evaluation of performance, the HRCC has the authority to reduce or eliminate the performance-based payouts that may be awarded under the PSP and VCIP. Stock options can expire with zero value if the Company's stock price does not appreciate above the grant date price over the 10-year term of the options. RSUs may lose value depending on stock price performance. The average target mix for the other NEOs is 83% at risk and 66% performance-based. The charts below outline the relative size, in percentage terms, of each element of the 2023 annualized target compensation.

Key Elements of Pay

	Key Elements of Pay	CEO	Other NEOs[1]	Delivered via	Performance Drivers and Weightings
	Base Salary	10%	17%	Cash	• Annual fixed cash compensation to attract and retain NEOs
At-Risk; Performance-Based	**Annual Incentive**	16%	16%	Variable Cash Incentive Program (VCIP)	**50% Operational Sustainability** • Safety & Operating Excellence (25%) • Environment (15%) • High-Performing Organization (10%) **50% Financial Sustainability** • Adjusted VICP Controllable Costs[3] (10%) • Adjusted VCIP EBITDA[3] (40%)
At-Risk; Performance-Based	**Long-Term Incentives**	74%	67%	Performance Share Program (PSP) **50% of LTI Target** 3-year performance period	• Adjusted PSP ROCE[3] (50%) • Relative TSR (50%)
At-Risk; Performance-Based				Stock Options[2] **25% of LTI Target** 3-year ratable vesting period	• Long-term stock price appreciation
At-Risk				Restricted Stock Units (RSUs) **25% of LTI Target** 3-year cliff vesting	• Long-term stock price appreciation

(1) Excludes Mr. Garland as his compensation as Executive Chairman materially differs from the other NEOs. Mr. Garland's 2023 target compensation mix as Executive Chairman was 10% base salary, 16% annual incentive, and 74% long-term incentives.

(2) Beginning in 2024, the HRCC eliminated stock options from the LTI program. See page 50 of this Proxy Statement for more information regarding executive compensation program changes in 2024.

(3) See Appendix A for reconciliations to the nearest GAAP financial measures.

2023 OPERATING AND FINANCIAL HIGHLIGHTS THAT IMPACTED PAY OUTCOMES

2023 was an exciting year for Phillips 66. We made significant progress toward achieving our strategic priority targets and realizing our vision of being the leading integrated downstream energy provider. We continued to see strong operational and financial performance in 2023 across a range of different measures. We are proud to have maintained industry-leading personal safety performance in 2023, with injury rates among the lowest in the Company's history.

Our 2023 results reflect the successful execution of our strategy. Our TSR was 33% during the year, and we increased our quarterly dividend by 8%. Our diversified and integrated portfolio delivered strong returns on capital employed, bolstered by our commitment to disciplined capital allocation. Our average return on capital employed since our formation in 2012 was 13% as of year-end, almost double our cost of capital. Our TSR since inception reflects the cyclical nature of our industry and the resilience of our business over the long term. The diversity of our portfolio provides us with the unique advantage to maximize value throughout the commodity cycles.

Operating Performance[1]





Financial Performance









---

[1] Operating Performance metrics reflect combined Phillips 66 and DCP performance for both years. The 2022 Industry Average for Tier 1 and Tier 2 Process Safety Event Rates is the 2022 AFPM Refining Average.

[2] See Appendix A for reconciliations to GAAP.

[3] Presented on a simple average basis using the 2023-2025 performance peer group . Dividends assumed to be reinvested in common stock. Phillips 66's common stock initiated trading on the NYSE in May 2012. Source: Bloomberg.

2023 PERFORMANCE-BASED COMPENSATION OUTCOMES

2021-2023 PSP Payout

Our PSP awards directly link our performance on an absolute and relative basis to the experience of our shareholders. The 2021-2023 PSP results reflected the strong performance and recovery of our business after enduring a challenging economic environment early in the performance period. Ultimately, performance over the 2021-2023 PSP performance period resulted in a payout of 150% of target, as absolute Adjusted PSP ROCE performance was above maximum, and our relative TSR performance was above the 50th percentile relative to peers, resulting in a payout of 100% of target.

2021 - 2023 PSP Metrics and Weightings	Performance Result	Weight	Payout
Adjusted Return on Capital Employed (50% Weighting)[1] Adjusted PSP ROCE performance above maximum	**Above Maximum**	50%	**200%**
Total Shareholder Return (50% Weighting) TSR performance at 54th percentile relative to peers	**7th out of 14 peers**	50%	**100%**
Total 2021 - 2023 PSP Payout			**150%**

(1) See Appendix A for a reconciliation to the nearest GAAP financial measure.

2023 VCIP Payout

In 2023, we remained focused on our operational and financial performance while pursuing returns-focused lower-carbon projects aligned with our long-term strategy. Overall payout of the 2023 VCIP reflected our strong operational and financial performance across our established metrics. There is no individual performance modifier for executive officers under the 2023 VCIP. No additional compensation above the formulaic payout was awarded.

Our financial and operational performance in 2023 resulted in a payout of 161% of target for our 2023 VCIP due to strong results across most metrics, particularly Safety & Operating Excellence and Adjusted VCIP EBITDA. Adjusted VCIP Controllable Costs was the only metric that was earned below target.

2023 VCIP Metrics and Weightings	Payout: Threshold	Payout: Target 100% Payout	Payout: Maximum 200% Payout
Operational Sustainability Metrics (50% Weighting)			
Safety & Operating Excellence (25%)			
Environment (15%)			
High-Performing Organization (10%)			
Financial Sustainability Metrics (50% Weighting)			
Adjusted VCIP Controllable Costs (10%)[1]			
Adjusted VCIP EBITDA (40%)[1]			

161%
VCIP Payout

(1) See Appendix A for a reconciliation to the nearest GAAP financial measures.

For more details regarding the 2021-2023 PSP payout, see *Performance Share Program 2021 - 2023 Payout* on page 59, and for more details regarding the Company's performance relative to the 2023 VCIP performance metrics, see *Variable Cash Incentive Program (VCIP) - 2023 Payout* beginning on page 63.

EXECUTIVE COMPENSATION PROGRAM DETAILS

Total Rewards Philosophy and Guiding Principles

Our executive compensation program is built upon the company-wide Total Rewards Philosophy and Guiding Principles, which are aligned with our corporate vision, strategy and values. The HRCC regularly reviews our Philosophy and Guiding Principles. Our programs are designed to attract, retain, develop and reward a high-performing workforce to successfully execute our corporate strategy by:

- Compensating all employees equitably regardless of race, gender, or other personal characteristics
- Paying for performance and driving the actions and behaviors of our employees, consistent with shareholder value creation, prudent risk-taking and a long-term perspective
- Providing competitive total compensation aligned with market practice
- Responding to the priorities of our evolving workforce

2023 Target-Setting Methodology

The HRCC establishes targets and goals that demand strong performance relative to peers, are aligned with corporate strategy, and create and protect shareholder value. In addition, our compensation program is used to educate, reinforce and focus our employees on areas important to key stakeholders — shareholders, customers, directors, management and our local communities.

Our target-setting process reflects changes in our operational and financial environment, so targets may vary year-over-year and relative to prior year performance while still maintaining rigor and driving a continuous improvement mindset for our executive team.

EMPHASIZING THE IMPORTANCE OF RETURNS – EMBEDDING WACC IN OUR TARGET SETTING PROCESS

We use Weighted Average Cost of Capital (WACC) as part of our target-setting for the VCIP to set the Adjusted VCIP EBITDA targets and in our PSP to set the Adjusted PSP ROCE targets. WACC represents our blended cost of capital across our businesses. Results above our WACC reflect the ability of our executives to effectively manage capital and capture market opportunities, which results in value creation for our shareholders. Our executives must deliver results that are at least 1.5 percentage points above our historical average WACC to receive a target payout for either the Adjusted VCIP EBITDA metric or the Adjusted PSP ROCE metric.

ELEMENTS OF EXECUTIVE COMPENSATION

Base Salary

% OF TARGET COMPENSATION

CEO

10%

Other NEOs

17%

Base salary is designed to provide a competitive and fixed rate of pay recognizing employees' different levels of responsibility and performance. As the majority of our NEO compensation is performance based and tied to long-term programs, base salary represents a less significant component of total compensation.

Below is a summary of the annualized base salary for each NEO for 2023. In making salary decisions in 2023, the HRCC considered factors including, but not limited to, the responsibility level for the position held by each NEO, market data from the compensation peer group for comparable roles, the individual's experience, expertise, and performance review, internal pay equity, and recent business results.

Because these amounts reflect each NEO's base salary as of the dates indicated, this information may vary from the information provided in the *Summary Compensation Table*, which reflects actual base salary earnings in 2023, including the effect of salary changes during the year.

Name	Salary as of 1/1/2023 ($)	Salary as of 12/31/2023 ($)
Mark Lashier	1,500,000	1,600,000
Greg Garland	1,000,000	1,000,000
Kevin Mitchell	961,704	995,363
Brian Mandell	820,050	856,952
Tim Roberts	940,226	977,835

LONG-TERM INCENTIVES - 2023 PROGRAM DESIGN

% OF TARGET COMPENSATION

CEO   **Other NEOs**

 



Performance Share Program (PSP)

Each PSP has a three-year performance period, and therefore three overlapping PSPs are in progress at any given time. Programs in effect during 2023 were PSP 2021-2023, PSP 2022-2024, and PSP 2023-2025.

The target number of shares is determined by dividing the target value by the average of the stock's fair market value for the 20 trading days prior to the start of the performance period, less anticipated dividends during the performance period.

The HRCC assesses the individual performance of each NEO and based on that assessment, may adjust an award by up to +/–30% of the target amount at grant. Performance adjustments to the number of target shares are applied at the beginning of the performance period, rather than the end, so that performance-adjusted compensation is subject to Company performance and market volatility throughout the performance period, aligning executive compensation with shareholder interests.

- Target shares may be adjusted during the performance period for promotions that occur during the performance period.
- Executives hired after the start of the performance period may receive prorated target shares in ongoing PSP cycles, at the discretion of the HRCC, so that their interests are immediately aligned with the Company's long-term goals and shareholder interests.
- Awards under the PSP programs are denominated in shares but are paid in cash using the average fair market value of a share of the Company's stock for the last 20 trading days of the performance period.



Stock Options

Stock Options are viewed by the HRCC as inherently performance based, as the stock price must increase before the executive can realize any value.

Stock options are typically granted in February each year. The number of stock options awarded is calculated based on the Black-Scholes-Merton model. The exercise price of stock options is set at 100% of the fair market value of our common stock on the date of grant. Stock options granted to our NEOs in February 2023 vest ratably over a three-year period, subject to continued service on the applicable vesting date, and have a ten-year term. Stock options do not have voting rights and are not entitled to receive dividends. The HRCC may adjust an award by up to +/–30% of the target amount at grant based on the individual performance of each NEO.



Restricted Stock Units (RSUs)

The number of RSUs granted is determined based on the fair market value of Company stock on the date of grant. RSUs awarded to our NEOs in February 2023 cliff vest after three years, subject to continued service through the vesting date. RSUs do not carry voting rights but do earn dividend equivalents during the vesting period.

RSUs are typically granted in February each year. The HRCC may adjust an award by up to +/–30% of the target amount at grant based on the individual performance of each NEO.

PERFORMANCE SHARE PROGRAM - METRICS AND TARGETS

% OF TARGET COMPENSATION

CEO



Other NEOs



The performance metrics used for the 2021-2023 PSP are non-GAAP absolute adjusted return on capital employed (Adjusted PSP ROCE) and relative total shareholder return (TSR) based on a 20-trading day average closing price.



Adjusted PSP ROCE

The HRCC considers Adjusted PSP ROCE an important measure of Company growth, shareholder value creation and overall performance.

Threshold	3.4% Delivers sustaining capital and dividend payments over 3-year performance period
Target	8.2% Delivers WACC +1.5% over 3-year performance period
Maximum	9.7% Delivers WACC +3.0% over 3-year performance period

Aligned with peer practices, we have historically adjusted ROCE for "special items" that are not representative of our underlying operating performance. The HRCC carefully evaluates all such adjustments to understand the impacts the adjustment would have on compensation outcomes and how the item factored into the Company's operating and financial outcomes.



Relative TSR

The HRCC recognizes that relative TSR is the most common performance metric for comparisons to peers. Our performance is assessed as compared to our Performance Peer Group and the S&P 100 Index. Starting with the 2019-2021 PSP program, we added a cap on the portion of the PSP earned based on relative TSR if absolute TSR is negative. Additionally, starting with the 2021-2023 PSP, the portion of the PSP earned based on relative TSR requires performance above the 50th percentile relative to the peer group to achieve a target payout. Payout for relative TSR performance is determined by the Company's percentile rank relative to its peers at the end of the three-year performance period. Payout at threshold (25% of target) requires a TSR ranking of 12 out of the 14 peers (15th percentile); payout at 100% of target requires a TSR ranking of 7 out of the 14 peers (54th percentile) and payout at maximum (200% of target) requires a TSR ranking of 1 or 2 out of the 14 peers (above 90th percentile). For performance between threshold, target and maximum achievement levels, the payout percentage is interpolated based on the Company's percentile ranking.

Threshold	15th percentile of Performance Peers (rank of 12 out of our 14 peers)
Target	54th percentile of Performance Peers (rank of 7 out of 14 peers)
Maximum	92nd percentile of Performance Peers (rank of 1 or 2 out of 14 peers)

PERFORMANCE SHARE PROGRAM – 2021 - 2023 PAYOUT

The HRCC considered the following results when approving the payout of the 2021-2023 PSP at 150% of target. The HRCC certified the results of the 2021-2023 PSP in February 2024, and payout of the award is described further below and in the footnotes to the *Summary Compensation Table.*

2021 - 2023 PSP Metrics and Weightings	Performance Result	Weight	Payout
Adjusted Return on Capital Employed (50% Weighting)[1] Adjusted PSP ROCE performance above maximum	**Above Maximum**	50%	**200%**
Total Shareholder Return (50% Weighting) TSR performance at 54th percentile relative to peers	**7th out of 14 peers**	50%	**100%**
Total 2021 - 2023 PSP Payout			**150%**

[1] See Appendix A for a reconciliation to the nearest GAAP financial measure.





Performance Results

ADJUSTED RETURN ON CAPITAL EMPLOYED

- Adjusted PSP ROCE component paid out at a maximum of 200% of target as the average Adjusted PSP ROCE for the performance period of 16.6% exceeded the maximum performance level of 9.7%.

RELATIVE TOTAL SHAREHOLDER RETURN

- Our TSR performance of 116.5% during the performance period was slightly above the median of our peers, and we ranked 7th out of 14 peers in the Performance Peer Group. This resulted in a payout of 100% of target for TSR performance component at the 54th percentile relative to peers. The Performance Peer Group (defined on page 68) includes 12 peer companies, the S&P 100 Index and Phillips 66.

LTI Developments in 2023:

✔ In 2023, we narrowed the potential adjustment for target PSP award grants based on individual performance from +/-50% to +/-30%, which aligns with our RSU and stock option grants

New LTI Developments in 2024:

✔ Beginning in 2024, we eliminated stock options as a component of our LTI program and increased the weighting of PSPs from 50% to 70%, and RSUs from 25% to 30% of the LTI program
✔ This change in our LTI program provides better "line of sight" to executives and places greater focus on relative TSR and absolute ROCE performance

LONG-TERM INCENTIVES

The HRCC considers individual performance when determining the target LTI to be granted to each of the NEOs. After considering individual achievements, the HRCC approved the following LTI target award values for the NEOs for 2023. These values may not match the accounting values presented in the *Grants of Plan-Based Awards* table.

Name	2023-2025 PSP ($)	Stock Options ($)	RSUs ($)	Total Target[1] ($)
Mark Lashier	6,000,000	3,000,000	3,000,000	12,000,000
Greg Garland	3,750,000	1,875,000	1,875,000	7,500,000
Kevin Mitchell	2,433,110	1,216,555	1,216,555	4,866,220
Brian Mandell	1,771,308	885,654	885,654	3,542,616
Tim Roberts	2,030,888	1,015,444	1,015,444	4,061,776

[1] 2023 – 2025 PSP, stock options and RSU targets include individual performance adjustments for Mr. Mitchell (+10%), Mr. Mandell (+20%), and Mr. Roberts (+20%).

VARIABLE CASH INCENTIVE PROGRAM (VCIP) – PROGRAM DESIGN

% OF TARGET COMPENSATION



CEO
16%
Other NEOs
16%

The VCIP, which is our annual incentive program, is designed to motivate and reward for exceptional operational and financial performance. The HRCC reviews and approves the performance goals annually to ensure these are rigorous and incorporate a mindset of continuous improvement. The performance measures are equally weighted between operational and financial goals as strong operational performance drives financial performance.

Eligible earnings, defined as base salary earned during the year, are multiplied by a VCIP target percentage that is based on each NEO's salary grade level to derive the NEO's target VCIP award. At the end of the performance period, the HRCC reviews the Company's performance against established metrics to determine the payout percentage, which may range from 0% to 200% of target.

2023 Variable Cash Incentive Program – Payout Formula



$ Eligible Earnings	×	% Target Percentage	×	% Payout Percentage	=	$ Total VCIP Payout

2023 Variable Cash Incentive Program – Metrics and Weightings



50%
Operational Sustainability
10%
HPO
15%
Environment
25%
Safety & Operating Excellence
40%
Adjusted VCIP EBITDA
10%
Adjusted Controllable Costs
50%
Financial Sustainability

VARIABLE CASH INCENTIVE PROGRAM (VCIP) – METRICS AND TARGETS[1]

Operational Sustainability (50%): Half of our VCIP is based on Operational performance because strong safety, reliability and operating excellence are fundamental to our success. It also rewards actions that maximize market opportunities, generate higher returns and create shareholder value.



Safety & Operating Excellence

Safety is a core value at Phillips 66, and maintaining superior safety performance is critical to our success. For personal and process safety performance, we measure ourselves against the top performing companies in our industry. Generally, these companies fall within the top two quartiles of all companies reported. We then establish our threshold, target, and maximum goals based on the performance (25th, 50th, and 75th percentiles) of this group of companies. We also look at prior year results to inform our performance goals to ensure a focus on continuous improvement.

For asset availability, for which comparative data is not available, we establish our threshold, target, and maximum goals based on our operating plan and historical performance with the goal of continuous improvement, incorporating the segments of our business and weighting them by their contribution to our adjusted EBITDA.



Environmental

Environmental stewardship is a foundational pillar of our sustainability strategy. We set environmental targets based on our historical performance for Agency Reportable Environmental Events and Spill Volumes normalized for throughput. Targets are expected to become more challenging year-over-year to drive continuous performance improvement.

Starting in 2021, we enhanced the environmental component of the VCIP to include two new metrics: Lower-Carbon Priorities and Greenhouse Gas Priorities. These metrics were incorporated to reward employees for their efforts to advance lower-carbon investments, optimization, and innovation as well as efforts to reduce manufacturing emissions intensity in furtherance of our GHG emissions intensity reduction targets.



High-Performing Organization

Maintaining and enhancing a high-performing organization is critical to our success and is part of our human capital management strategy. Our employees promote our culture and are integral to achieving our strategic goals and maximizing long-term shareholder value. We measure our High-Performing Organization performance relative to the following:

- **Performance:** empowering our workforce to deliver exceptional, sustainable results
- **Capability:** enhancing the depth and breadth of the skills of our workforce
- **Culture:** fostering behaviors that promote our unique culture through the principles of "Our Energy in Action"

For each of these categories, we set predetermined objectives that are monitored throughout the year using a combination of quantitative and qualitative goals.

Financial Sustainability (50%): The other half of our VCIP is based on Financial performance to ensure our executives are motivated to effectively manage costs within their control and deliver financial results above our WACC.



10%

Adjusted VCIP Controllable Costs
For Adjusted VCIP Controllable Costs, we measure our effectiveness in managing costs and set our threshold, target, and maximum performance levels based on our annual budget.

Threshold	$6.060 billion
Target	$5.772 billion
Maximum	$5.483 billion

The 2023 Adjusted VCIP Controllable Costs target excludes utilities and turnaround expenses, as well as other costs that are not within management's control, and includes cost reductions realized as part of our business transformation effort.



40%

Adjusted VCIP EBITDA
Adjusted VCIP EBITDA measures our ability to create shareholder value. Our threshold is the Adjusted VCIP EBITDA required to cover our budgeted sustaining capital and annualized common stock dividend payment, and target and maximum are set at Adjusted VCIP EBITDA levels that equate to ROCE levels 1.5 and 3.0 percentage points above our WACC.

Threshold	$4.102 billion
Target	Adjusted VCIP EBITDA equivalent to ROCE of WACC + 1.5 percentage points ($7.170 billion)
Maximum	Adjusted VCIP EBITDA equivalent to ROCE of WACC + 3.0 percentage points ($8.091 billion)

(1) As a result of the integration of DCP's operations in 2023, our performance goals for the 2023 VCIP incorporate DCP.

VARIABLE CASH INCENTIVE PROGRAM (VCIP) – 2023 PAYOUT

The Company's 2023 actual performance resulted in a payout of 161% of target.

	($MM)	Weight	Threshold	Target	Maximum	2023 Actual	Payout
Operational Sustainability	**Safety & Operating Excellence**						
	Total Recordable Rate (TRR)	7.5%	0.18	0.16	0.13	0.12	150%
	Process Safety Event Rate – Tier 1 & 2	7.5%	0.26	0.21	0.16	0.18	160%
	Asset Availability	10%	94.6%	96.0%	97.4%	98.0%	200%
	Environment						
	Lower-Carbon / GHG Priorities	10%	-	-	-	-	100%
	Environmental Performance	5%	0.131	0.114	0.097	0.083	200%
	High-Performing Organization	10%	-	-	-	-	125%
Financial Sustainability	**Adjusted VCIP Controllable Costs**[1]	10%	$6,060	$5,772	$5,483	$6,024	56%
	Adjusted VCIP EBITDA[1]	40%	$4,102	$7,170	$8,091	$12,672	200%
						TOTAL	**161%**

(1) See Appendix A for reconciliations to the nearest GAAP financial measure.

2023 VCIP Performance Results by Metric

SAFETY & OPERATING EXCELLENCE

- **Safety:** Safety is one of our core values, and maintaining a safe workplace is critical to our success.
  - **Total Recordable Rate**: Lowest-ever combined (Phillips 66 and DCP) injury rate of 0.12 represents a 15% improvement over the prior three-year average. The HRCC applied negative discretion to reduce the award in light of the severity of a contractor safety incident in 2023.
  - **Tier 1 and 2 Process Safety Rate**: Performance of 0.18 was tied for the second best performance in our history.
- **Asset Availability**: Maximizing asset availability and minimizing unplanned downtime is critical to the efficiency and reliability of our operations. The asset availability metric is weighted at 50% for refining assets, 20% for pipeline and terminal assets, 15% for fractionation assets and 15% for DCP gas plants. Average full-year availability of 98.0% in 2023 was above the maximum performance level.

Metric and Weighting	Payout		
	Threshold	Target	Maximum
Safety & Operating Excellence (25%)			173%

ENVIRONMENT

- **Lower-Carbon / GHG Priorities**: We have set targets to reduce our Scope 1, 2 and 3 emissions, and in 2023, we progressed our lower-carbon initiatives by advancing our projects in renewable fuels, including Rodeo Renewed, and progressed projects in support of carbon capture and asset decarbonization through increased energy efficiency and increased use of renewable power sources.
- **Environmental Performance**: Our environmental performance metric, which measures Environmental Agency Reportable events and spills, was 27% improved over target and 14% improved over maximum performance level.

Metric and Weighting	Payout		
	Threshold	Target	Maximum
Environment (15%)		133%	

HIGH-PERFORMING ORGANIZATION

- **Performance**: Achieved $1.2 billion in sustainable run-rate savings as of year-end 2023, comprised of $900 million of cost reductions and $300 million of sustaining capital savings from employees' business transformation efforts.
- **Capability**: Completed the successful integration of DCP's operations with the buy-in of DCP's public common units and integrated ~1,800 DCP employees into our workforce, capturing run-rate synergies of $250 million as of year-end 2023.
- **Culture**: Maintained an engaged workforce with 95% retention of high performers, saw a significant increase in the hiring of underrepresented minorities, and enhanced workplace benefits.

Metric and Weighting	Payout		
	Threshold	Target	Maximum
High-Performing Organization (10%)		125%	

ADJUSTED VCIP CONTROLLABLE COSTS

- Adjusted VCIP Controllable Costs measure elements of the Company's cost structure which are not directly impacted by commodity prices and thus are within management's ability to control and influence. In 2023, Adjusted VCIP Controllable Costs were above threshold performance but were 4% impaired versus target, mainly due to inflationary pressure.

| | | Payout | |
Metric and Weighting	Threshold	Target 100% Payout	Maximum
Adjusted VCIP Controllable Costs (10%)		56%	

ADJUSTED VCIP EBITDA

- In 2023, Adjusted VCIP EBITDA exceeded our maximum performance level by $4.6 billion. Our outperformance was attributable to favorable market conditions and strong operating performance across all of our sectors.

| | | Payout | |
Metric and Weighting	Threshold	Target 100% Payout	Maximum
Adjusted VCIP EBITDA (40%)			200%

New VCIP Developments for 2024:

For 2024, the HRCC approved the following changes in the target setting approach for our Operational and Environmental metrics to increase their rigor and objectivity to elevate performance.

- **Safety & Operating Excellence:** In setting the targets, we adopted the API recommended practice for the discrete segments of our operations – API 754 for Refining, Plants & Terminals and API 1186 for Pipelines. This will enable us to set appropriate targets and better measure performance. Targets are based on historical performance and will increase in rigor over time to drive continuous improvement.

- **Environmental:** In response to shareholder feedback, we set quantitative targets for our Lower Carbon / GHG Priorities metric including a threshold, target and maximum across three performance categories: greenhouse gas intensity reductions, lower-carbon intensity investments and project ideation.

The total VCIP payout for each of our NEOs is shown in the table below.

Name	2023 Eligible Earnings ($)	Target VCIP Percentage (%)	VCIP Payout Percentage (%)	Total Payout ($)
	(a)	(b)	(c)	(d) = (a)*(b)*(c)
Mark Lashier[1]	1,583,333	158%	161%	4,036,181
Greg Garland	1,000,000	160%	161%	2,576,000
Kevin Mitchell	989,753	100%	161%	1,593,503
Brian Mandell	850,802	90%	161%	1,232,812
Tim Roberts	971,567	90%	161%	1,407,800

[1] Mr. Lashier's target represents a weighted average as a result of his target changing in March 2023, described further under "2023 Compensation Actions Related to the CEO and Executive Chairman."

PARTICIPANTS IN COMPENSATION-SETTING PROCESS

ROLE OF THE HRCC

The HRCC reviews and determines all elements of compensation for the Company's executive officers with input from its independent compensation consultant, review of compensation peer group pay levels and practices, and feedback from our shareholders. In fulfilling its duties, the HRCC is supported by the Company's Chief Human Resources Officer and receives recommendations from the CEO and Executive Chairman regarding the performance and compensation of other executive officers. No member of management has any role in determining his or her own compensation.

Authority and Responsibility of the HRCC	• Provides independent, objective oversight of our executive compensation programs and determines the compensation for our senior officers. • Acts as plan administrator of the compensation programs and benefit plans for our senior officers and as an avenue of appeal for current and former executive officers regarding disputes over compensation and benefits. • Oversees the Company's executive compensation philosophy, policies, plans and programs for our executive officers. • Assists the Board in its oversight of the integrity of the Company's Compensation Discussion and Analysis.

Compensation Determination Process

HRCC Oversight

FEBRUARY

- Approve VCIP and PSP payouts at the end of the performance periods
- Approve VCIP and PSP performance goals for the upcoming performance periods
- Review individual executive officer performance and compensation levels

JULY

- Review of compensation peer group proxies (disclosing previous compensation program) and trends
- Review compensation and performance peer groups
- Receive a VCIP and PSP performance update

OCTOBER

- Approve compensation and performance peer groups
- Review of VCIP program design/terms & conditions, and metrics and weightings
- Review of long-term incentive program design/terms & conditions
- Review of PSP program design/terms & conditions, and metrics and weightings
- Receive a VCIP and PSP performance update

DECEMBER

- Approve VCIP and LTI program design, award terms and conditions, and metrics and weightings for the following year
- Review of VCIP and PSP performance goals for the following year
- Approve executive salary structure (including LTI targets) for following year
- Receive a VCIP and PSP performance update

The HRCC is committed to a process of continuous improvement in exercising its responsibilities. To that end, the HRCC:

- Receives updates regarding evolving best practices in executive compensation.
- Regularly reviews its responsibilities and compensation governance practices in light of ongoing legal and regulatory changes.
- Annually reviews its charter and proposes any desired changes to the Board.
- Annually conducts a self-assessment of its performance and effectiveness, and seeks ideas to improve its processes and oversight.
- Regularly reviews and assesses whether the Company's executive compensation program is having the desired effects without encouraging an inappropriate level of risk.
- Regularly reviews all of its activities, including its self-assessment and a compensation risk assessment, with the full Board.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

In 2023, the HRCC retained Mercer as its independent executive compensation consultant.

Independent Compensation Consultant	Advises the HRCC on: - Compensation program design and processes relative to external corporate governance standards. - Appropriateness of our executive compensation program in comparison to those of our peers. - Effectiveness of the compensation program in accomplishing the objectives set by the HRCC.

The HRCC evaluated whether Mercer's work raised any conflict of interest in accordance with SEC guidelines and determined that no such conflict existed. In reviewing Mercer's independence, the HRCC considered fees paid by the Company to Mercer totaling $1.4 million during 2023 for services performed for the Company. These services can be broken down as 38% related to human resources consulting engagements, including fees paid to Mercer in its role as the independent compensation consultant for the HRCC, 37% related to administration of ongoing international benefit plans, 19% related to administration of pension liabilities in international locations that have been sold and 6% related to insurance and surety bonds.

ROLE OF OUR PEER COMPANIES

Peer Group Selection & Rationale

Due to the size and complexity of our Company and diversification of assets, the HRCC utilizes both (1) a compensation peer group and (2) a performance peer group. The HRCC thoughtfully selects the peers in each peer group, evaluates their inclusion on an annual basis, and makes adjustments as necessary. The HRCC uses the compensation peer group to evaluate and determine compensation levels for our NEOs, including base salary levels and targets for our annual bonus and LTI programs. The HRCC uses the performance peer group to evaluate our relative TSR performance under our PSP program. The criteria for selection of the companies in each peer group are explained on the following page.

2023 COMPENSATION PEER GROUP

Used to evaluate and determine compensation levels for our NEOs, including base salary levels and targets for our annual bonus and LTI programs

Companies

- 3M Company
- Archer-Daniels-Midland Company
- ConocoPhillips Company
- Deere & Company
- Dow Inc.
- Ford Motor Company
- General Motors Company
- Halliburton Company
- Honeywell International Inc.
- LyondellBasell Industries N.V.
- Marathon Petroleum Corporation
- Occidental Petroleum Corporation
- The Williams Companies, Inc.
- Valero Energy Corporation

Criteria for Selection

Our compensation peer group includes companies that are comparable to Phillips 66 based on three primary criteria — assets, market capitalization, and business operations. Revenue is an additional, secondary criterion. The compensation peer group primarily consists of large companies with which we compete for talent. While some of our compensation peers fall outside our direct industry, the HRCC believes their size, significant capital investments, and similarly complex international operations make them appropriate peers against which to benchmark our compensation levels and practices. At the time the compensation peer group was determined, Phillips 66 was at the 41st percentile in assets, 43rd percentile in market value, and 66th percentile in revenue.

Changes from 2022 to 2023 Compensation Peer Group

To better position our peer group to accurately reflect businesses of our size, Chevron Corporation and Schlumberger Limited were replaced with 3M Company and Deere & Company in our compensation peer group.

2021 - 2023 PERFORMANCE PEER GROUP

Used to evaluate our relative TSR performance for our 2021 – 2023 Performance Share Program

Companies[1]

Refining and Marketing

- Delek US Holdings, Inc.
- HF Sinclair Corporation
- Marathon Petroleum Corporation
- PBF Energy Inc.
- Valero Energy Corporation

Midstream

- MPLX LP
- ONEOK, Inc.
- Targa Resources Corp.
- The Williams Companies, Inc.

Chemicals

- Dow Inc.
- LyondellBasell Industries N.V.
- Westlake Corporation

Criteria for Selection

To reflect our unique portfolio of assets, we include companies operating in each of our three major segments – Refining and Marketing, Midstream and Chemicals. The performance peer group is used in the PSP program to assess relative TSR performance. We believe that our performance peer group is representative of the companies that investors use for relative performance comparisons.

In addition to our performance peer group, we include the S&P 100 Index in the assessment of our relative TSR performance. The HRCC believes the S&P 100 is an appropriate comparison as the index reflects companies with which we compete for capital in the broader market.

Changes from 2020-2022 to 2021-2023 Performance Peer Group

No changes were made to the 2021-2023 performance peer group from the peer group for the 2020-2022 performance period.

[1] In September 2023, ONEOK, Inc. acquired Magellan Midstream Partners, L.P., resulting in the reduction of our performance peer group by one peer.

ADDITIONAL COMPENSATION PRACTICES

OTHER BENEFITS AND PERQUISITES

Below is a summary of other compensation elements available to our NEOs:

Broad-Based Employee Benefit Programs

NEOs participate in the same basic benefits package available to our other U.S. salaried employees. This package includes qualified pension; 401(k) plan; medical, dental, vision, life, and accident insurance plans, as well as flexible spending arrangements for health care and dependent care expenses; and our matching gift program.

Additional Executive Perquisites

Consistent with our compensation philosophy to provide compensation and benefits aligned with market practice, we provide our NEOs financial planning and executive health benefits. These benefits were imputed to the executives and included in All Other Compensation in the *Summary Compensation Table*. We did not provide a tax gross-up for these benefits.

Comprehensive Security Program

The Board has adopted a comprehensive security program to address the increased security risks for certain senior executives. Messrs. Garland and Lashier were the only NEOs in 2023 designated by the Board as requiring increased security under this program. The program allows for certain additional security measures in specific situations when the senior executive is traveling by car or airplane. An additional security review of the NEO's personal residences is also included. Any additional costs to the Company for these activities are reported as All Other Compensation and included in the *Summary Compensation Table*.

Executive Retirement Plans

We maintain the following supplemental retirement plans for our NEOs:

- Phillips 66 Key Employee Deferred Compensation Plan (KEDCP) — This voluntary deferred compensation plan provides tax-efficient retirement savings by allowing executives to voluntarily defer both the receipt and taxation of a portion of their base salary and annual bonus until a specified date or when they leave the Company. Further information is provided in the *Nonqualified Deferred Compensation* table and accompanying narrative.
- Phillips 66 Defined Contribution Make-Up Plan (DCMP) — This defined contribution restoration plan restores benefits capped under our qualified defined contribution plan due to Internal Revenue Code (IRC) limits. Further information is provided in the *Nonqualified Deferred Compensation* table and accompanying narrative.
- Phillips 66 Key Employee Supplemental Retirement Plan (KESRP) — This defined benefit restoration plan restores Company-sponsored benefits capped under the qualified defined benefit pension plan due to IRC limits. Further information is provided in the *Pension Benefits as of December 31, 2023* table and accompanying narrative.

Executive Life Insurance

We provide life insurance policies to all U.S.-based employees with a face value approximately equal to their annual base salary. For our NEOs, the face value of this coverage is approximately two times their annual base salary.

Executive Severance and Change In Control Plans

We do not maintain individual severance or change in control agreements with our executives. However, we maintain the Phillips 66 Executive Severance Plan (ESP) and the Phillips 66 Change in Control Severance Plan (CICSP) to accomplish several specific objectives, including:

- Ensuring shareholder interests are protected during business transactions by providing benefits that promote senior management stability;

- Providing and preserving an economic motivation for participating executives to consider a business combination that might result in an executive's job loss; and

- Competing effectively in attracting and retaining executives in an industry that features frequent acquisitions and divestitures.

Executives may not receive benefits under both plans as a result of the same severance event. Among other benefits, the ESP provides a payment equal to one and one-half or two times the executive's base salary, depending on the executive's salary grade level, and the executive's current target annual bonus if he or she is involuntarily terminated without cause. The CICSP provides a payment equal to two or three times the sum of the executive's base salary and the greater of his or her target bonus or average of the last two bonus payments, depending on salary grade level, and accelerated vesting of equity awards. The executive must be involuntarily terminated without cause in connection with a change in control or terminate employment for good reason within two years after the change in control to be eligible for a CICSP payment. We believe this "double trigger" requirement is in the best interest of shareholders and is considered a best practice.

Details of potential payments under these plans are outlined in the *Potential Payments Upon Termination or Change in Control* section. These plans do not provide any excise tax gross-up protections.

Personal Use of Company Aircraft

The primary purpose of our corporate aircraft is to facilitate Company business. In the course of conducting Company business, executives may occasionally invite a family member or other personal guest to travel with them to attend a meeting or function. When such travel is deemed taxable to the executive, we provide further payments to reimburse the costs of the inclusion of this item in his or her taxable income.

EXECUTIVE COMPENSATION GOVERNANCE

Clawback Provisions

Short- and long-term compensation, deferred compensation and nonqualified retirement benefits received by any executive are subject to clawback provisions if financial or other data is materially misstated due to negligence or misconduct on the part of the executive, as determined by the HRCC and the A&FC.

In 2023, the HRCC also adopted a clawback policy consistent with the requirements of Exchange Act Rule 10D-1 prior to the effective date of final New York Stock Exchange listing standards implementing the rule. In the event we are required to prepare an accounting restatement of our financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the HRCC will recover the excess incentive-based compensation received by any covered executive, including our named executive officers, during the prior three fiscal years that exceeds the amount that the executive officer otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Stock Ownership

The HRCC believes requiring executives to retain shares of Phillips 66 common stock helps align executive performance with shareholder value creation and mitigates compensation risk. Our stock ownership guidelines require executives to own Phillips 66 common stock, valued as a multiple of the executive's base salary, within five years from the date the executive becomes subject to the guidelines. The multiple applicable to each NEO is shown below:

Executive	Required Salary Multiple
Mark Lashier	6x
Greg Garland	6x
Kevin Mitchell	4x
Brian Mandell	4x
Tim Roberts	4x

Shares of Phillips 66 common stock owned outright and RSUs are counted when determining whether an executive has met the required ownership levels. Compliance with the stock ownership guidelines is reviewed annually by the HRCC. All NEOs currently comply with these stock ownership guidelines or are on track to comply within the applicable five-year period.

Trading Policy

Our insider trading policy prohibits employees and directors from trading in the Company's securities while in possession of material, non-public information. This policy requires executive officers and directors to follow certain pre-clearance procedures before entering into transactions involving our securities.

Hedging or Pledging of Company Stock

Our insider trading policy also prohibits hedging transactions and pledging of our common stock. These prohibitions apply to all employees and directors of the Company, and cover any transactions in our common stock, whether acquired pursuant to our compensation plans, owned directly, or otherwise. The prohibitions on hedging transactions include purchasing any financial instruments, or otherwise engaging in any transactions, that hedge or offset any decrease in the market value of our stock or limit an employee or director's ability to profit from an increase in the market value of our stock. The prohibition on pledging includes holding Phillips 66 stock in a margin account or pledging our stock as collateral for a loan.

Compensation Risk Assessment

The HRCC oversees management's risk assessment of all elements of our compensation programs, policies and practices for all employees. Management has concluded that our compensation programs, policies and practices are not reasonably likely to have a material adverse effect on the Company. Relevant provisions of our programs include, but are not limited to:

- VCIP and LTI metrics are aligned with our corporate strategy to ensure continued focus on actions that drive shareholder value.
- VCIP and LTI compensation targets increase with each pay grade, further emphasizing long-term value creation and alignment with shareholder interests.
- Maximum payouts under VCIP and PSP programs are appropriately limited to balance risk-taking with long-term strategic goals.
- Maintaining a level of discretion in the performance-based programs, which enables the HRCC to award zero payouts to executives who perform poorly or when warranted by Company performance.
- Clawback provisions that allow for reduction in or recoupment of awards for executives who expose the Company to undue risk and a new SEC-compliant policy that requires recovery of certain incentive-based compensation in the event of a financial restatement.

- LTI design that provides incentives for executive retention and Company and individual performance.
- Stock ownership guidelines, anti-pledging policies, and anti-hedging policies that align executive interests with those of shareholders.

The HRCC considers senior management succession planning a core part of the Company's risk management program. The HRCC regularly reviews with the CEO succession planning for senior leadership positions (other than the CEO position, for which succession planning is reviewed by the N&GC), and the timing and development required to ensure continuity of leadership over the short- and long-term, to manage risk in this area.

COMPENSATION PROGRAMS ALIGNED WITH BEST PRACTICES

✅ We Do...

- ✔ Target the majority of NEO compensation to be performance based and at risk
- ✔ Apply multiple performance metrics aligned with our corporate strategy
- ✔ Cap maximum payouts for VCIP and PSP
- ✔ Cap payout at 100% on the TSR portion of the PSP if absolute TSR is negative
- ✔ Require TSR performance above the 50th percentile relative to peer group to achieve target payout
- ✔ Employ a "double trigger" for change in control severance benefits and equity award acceleration
- ✔ Include absolute and relative metrics in our LTI programs
- ✔ Maintain robust stock ownership guidelines for executives — CEO and Executive Chairman 6x base salary; other NEOs 4x base salary
- ✔ Balance, monitor and manage compensation risk through regular assessments and robust clawback provisions, including a new SEC-compliant clawback policy
- ✔ Have extended vesting periods on stock awards, with a minimum one-year vesting period required for stock and stock option awards
- ✔ Maintain a fully independent compensation committee
- ✔ Retain an independent compensation consultant
- ✔ Hold an annual Say-on-Pay vote and consider shareholder feedback in the design of our compensation program

❌ We Do Not...

- ✖ Provide excise tax gross-ups to our NEOs under our CICSP
- ✖ Reprice stock options without shareholder approval
- ✖ Price stock option exercise prices below grant date fair market value
- ✖ Allow share recycling for stock options under our equity plan
- ✖ Include evergreen provisions in our active equity plans
- ✖ Allow hedging or pledging of Company stock
- ✖ Pay dividends during the performance period on unearned PSPs
- ✖ Allow transfer of equity awards (except in the case of death)
- ✖ Provide separate supplemental executive retirement benefits for individual NEOs
- ✖ Maintain individual change-in-control agreements
- ✖ Have an employment agreement with the CEO
- ✖ Provide excessive perquisites
- ✖ Provide individual performance modifier for VCIP for our executive officers

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

Review with Management. The HRCC has reviewed and discussed with management the *Compensation Discussion and Analysis* presented in this Proxy Statement.

Discussions with Independent Executive Compensation Consultant. The HRCC has discussed with Mercer, its independent executive compensation consultant, the executive compensation programs of the Company, as well as specific compensation decisions made by the HRCC for 2023. Mercer was retained directly by the HRCC, independent of the management of the Company.

Recommendation to the Phillips 66 Board of Directors. Based on its review and discussions noted above, the HRCC recommended to the Board that the *Compensation Discussion and Analysis* be included in the Phillips 66 Proxy Statement on Schedule 14A and the Phillips 66 Annual Report on Form 10-K for the year ended December 31, 2023.

Human Resources and Compensation Committee

Dr. Marna C. Whittington, Chair
Gary K. Adams
Lisa A. Davis
Gregory J. Hayes
Douglas T. Terreson
Glenn F. Tilton

Executive Compensation Tables

The following tables and accompanying narrative disclosures provide information concerning total compensation earned by our CEO and other NEOs for 2023, for services to Phillips 66 or any of our subsidiaries during 2023, 2022 and 2021.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for our NEOs for fiscal years 2023, 2022 and 2021.

Name, Position, Year	Salary[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Mark Lashier							
President and Chief Executive Officer							
2023	1,583,333	9,620,568	3,000,816	4,036,181	413,305	755,058	19,409,262
2022	1,314,667	9,260,117	1,976,406	2,837,051	231,983	668,646	16,288,870
2021	825,000	6,830,884	1,513,217	1,406,625	71,546	230,816	10,878,088
Greg Garland							
Executive Chairman							
2023	1,000,000	6,012,843	1,876,884	2,576,000	—	731,051	12,196,778
2022	1,337,504	9,825,510	2,500,700	3,552,411	—	1,013,792	18,229,917
2021	1,675,008	11,318,245	3,140,920	4,154,020	—	665,013	20,953,206
Kevin Mitchell							
Executive Vice President and Chief Financial Officer							
2023	989,753	3,901,297	1,217,364	1,593,503	326,532	337,944	8,366,393
2022	951,992	4,899,887	1,040,400	1,580,306	144,483	328,542	8,945,610
2021	903,432	4,493,056	1,039,424	1,400,320	164,332	216,301	8,216,865
Brian Mandell[7]							
Executive Vice President, Marketing & Commercial							
2023	850,802	2,840,101	887,604	1,232,812	1,412,212	291,960	7,515,491
2022	808,375	3,183,449	676,600	1,207,712	—	266,584	6,142,720
Tim Roberts							
Executive Vice President, Midstream & Chemicals							
2023	971,567	3,256,304	1,016,760	1,407,800	282,320	308,396	7,243,147
2022	931,426	3,766,815	799,000	1,391,550	191,842	289,679	7,370,312
2021	887,424	3,453,979	799,832	1,237,956	342,146	182,659	6,903,996

[1] Includes any amounts that were voluntarily deferred under our KEDCP.

[2] Amounts shown represent the aggregate grant date fair value of RSU and PSP awards determined in accordance with U.S. GAAP. Assumptions used in calculating these amounts are included in Note 22—Share-Based Compensation Plans in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2023 (our "2023 Form 10-K").

The PSP award included in 2021 has a performance period that ended on December 31, 2023. The PSP award included in 2022 has a performance period that ends on December 31, 2024. The PSP award included in 2023 has a performance period that ends on December 31, 2025. The PSP awards are shown at target because target was determined to be the probable outcome for the applicable performance period at the time of grant of each award, consistent with the accounting treatment under GAAP. If the maximum payout were used for the PSP awards, the amounts shown relating to PSP would double, although the value of the actual payout would depend on the share price at the time of the payout. If the minimum payout were used, the amounts for PSP awards would be reduced to zero. Actual payouts with regard to the targets set for the performance period that ended in 2023 were approved by the HRCC at its February 2024 meeting. Those payouts were as follows: Mr. Lashier, $13,447,444; Mr. Garland, $21,383,903; Mr. Mitchell, $8,488,866; Mr. Mandell, $5,055,464; and Mr. Roberts, $6,525,750.

Earned payouts under the 2021-2023 PSP have been, and under the 2022-2024 PSP and 2023-2025 PSP are expected to be, made in cash at the end of the applicable performance period and will be forfeited if the NEO is terminated prior to the end of the performance period (other than for death or following disability or after a change in control). If the NEO retires after age 55 and with five years of service, the NEO is entitled to a prorated award for the 2022-2024 program if he or she participated for at least 12 months; for the 2023-2025 program, the NEO is entitled to a prorated award if he or she participated for at least 2 months.

[3] Amounts shown represent the aggregate grant date fair value of awards determined in accordance with GAAP. Assumptions used in calculating these amounts are included in Note 22—Share-Based Compensation Plans in the Notes to Consolidated Financial Statements in our 2023 Form 10-K.

[4] These are amounts paid under our VCIP, including amounts that were voluntarily deferred under our KEDCP. These amounts were paid in February 2024, following the completion of the performance period.

[5] Reflects the actuarial increase in the present value of the benefits under our pension plans determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. There are no deferred compensation earnings reported in this column, as our nonqualified deferred compensation plans do not provide above-market or preferential earnings.

[6] We offer limited perquisites to our NEOs, which, together with Company contributions to our qualified savings and nonqualified defined contribution plans, are reflected in the All Other Compensation column as summarized below:

Name	Company Contributions to Nonqualified Defined Contribution Plans[a] ($)	Executive Group Life Insurance Premiums[b] ($)	Executive Health Physical[c] ($)	Financial Counseling[d] ($)	Matching Contributions under the Tax-Qualified Savings Plan[e] ($)	Matching Gift Programs[f] ($)	Miscellaneous Perquisites and Tax Protection[g] ($)	Personal Use of Company Aircraft[h] ($)
M. Lashier	459,092	12,540	2,150	17,088	26,400	10,000	30,138	197,650
G. Garland	474,365	15,241	—	17,088	26,400	10,000	34,132	153,825
K. Mitchell	256,054	5,107	2,150	17,088	26,400	25,000	6,145	—
B. Mandell	199,760	4,390	2,150	17,088	26,400	25,000	17,172	—
T. Roberts	233,261	7,695	—	—	26,400	25,000	16,040	—

[a] Under the terms of our nonqualified defined contribution plans, we make contributions to the accounts of all eligible employees, including the NEOs. See the *Nonqualified Deferred Compensation* table and accompanying narrative and notes for more information.

[b] We maintain life insurance policies and/or death benefits for all our U.S.-based salaried employees (at no cost to the employee) with a face value approximately equal to the employee's annual base salary. We maintain group life insurance policies on each of our NEOs equal to approximately two times annual base salary. The amounts shown are for premiums paid by us to provide the additional group life insurance above what is provided to the broad-based employees.

[c] Costs associated with executive physicals.

[d] Costs associated with financial counseling and estate planning services with an approved provider.

[e] Under the terms of our tax-qualified defined contribution plans, we make contributions to the accounts of all eligible employees, including the NEOs.

[f] We maintain a Matching Gift Program under which certain gifts by employees to qualified educational or charitable institutions are matched by the Company. The program matches up to $15,000 annually. Additionally, we also have our PAC66 Charitable Match Program that matches up to $10,000 annually. Maximum annual contribution by employee is $5,000 and the Company matches these contributions to eligible organizations at a 2:1-dollar ratio. The amounts shown reflect the actual payments made by us in 2023, which include certain contributions made by the individual in 2022 that were matched by the Company in 2023 and are therefore reported in this Proxy Statement.

[g] The amounts shown primarily reflect payments by us relating to certain taxes incurred by the NEOs. We provide tax assistance when we request family members or other guests to accompany an NEO to a Company function and, as a result, the NEO is deemed to make personal use of Company assets such as Company aircraft and thereby incurs imputed income. We believe this type of expense is appropriately characterized as a business expense and, if the NEO incurs imputed income in accordance with applicable tax laws, we will generally reimburse the NEO for any increased tax costs (Mr. Lashier $17,146; Mr. Garland $17,820; Mr. Mitchell $6,145; Mr. Mandell $17,103; and Mr. Roberts $16,040).

Also included are gifts and their tax reimbursement (Mr. Lashier $1,209 and Mr. Mandell $69) and benefits required for employees covered under our Comprehensive Security Program, which currently includes Mr. Lashier ($11,783) and Mr. Garland ($16,312). Under the Comprehensive Security Program, Mr. Lashier and Mr. Garland are provided with the use of a car and driver when security deems it required and home security fees that are in excess of the cost of a security system typical for homes in their neighborhoods.

[h] The Comprehensive Security Program requires that Mr. Lashier and Mr. Garland fly on Company aircraft in certain circumstances. The amount presented above represents the approximate incremental cost to Phillips 66 for personal use of the aircraft. Approximate incremental cost has been determined by calculating the variable costs for each aircraft during the year, dividing that amount by the total number of miles flown by that aircraft, and multiplying the result by the miles flown for personal use during the year. Incremental costs for flights to the hangar or other locations without passengers, commonly referred to as "deadhead" flights, are included in the calculation.

[7] Mr. Mandell was not a NEO for 2021.

GRANTS OF PLAN-BASED AWARDS

The following table provides additional information about plan-based compensation disclosed in the *Summary Compensation Table*. This table includes both equity and non-equity awards.

Name	Grant Date[1]	Estimated Future Payouts under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts under Equity Incentive Plan Awards[3]			All other Stock Awards: Number of Shares of Stock or Units[4] (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards[5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target ($)	Maximum ($)				
Mark Lashier		—	2,506,945	5,013,890	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	29,870	—	—	2,999,993
	2/7/2023	—	—	—	—	65,919	131,838	—	—	—	6,620,575
	2/7/2023	—	—	—	—	—	—	—	109,200	100.435	3,000,816
Greg Garland		—	1,600,000	3,200,000	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	18,669	—	—	1,875,021
	2/7/2023	—	—	—	—	41,199	82,398	—	—	—	4,137,822
	2/7/2023	—	—	—	—	—	—	—	68,300	100.435	1,876,884
Kevin Mitchell		—	989,753	1,979,506	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	12,113	—	—	1,216,569
	2/7/2023	—	—	—	—	26,731	53,462	—	—	—	2,684,728
	2/7/2023	—	—	—	—	—	—	—	44,300	100.435	1,217,364
Brian Mandell		—	765,722	1,531,444	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	8,818	—	—	885,636
	2/7/2023	—	—	—	—	19,460	38,920	—	—	—	1,954,465
	2/7/2023	—	—	—	—	—	—	—	32,300	100.435	887,604
Tim Roberts		—	874,410	1,748,820	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	10,110	—	—	1,015,398
	2/7/2023	—	—	—	—	22,312	44,624	—	—	—	2,240,906
	2/7/2023	—	—	—	—	—	—	—	37,000	100.435	1,016,760

[1] The grant date shown is the date on which the HRCC approved the target awards.

[2] Threshold and maximum awards are based on the provisions in the VCIP. Actual awards earned can range from 0% to 200% of the target award. Actual payouts under the annual bonus program for 2023 are calculated using base salary earned in 2023 and reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*.

[3] Threshold and maximum awards are based on the provisions of the PSP. Actual awards earned range from 0% to 200% of the target. Performance periods under the PSP cover a three-year period, and because a new three-year period commences each year, there could be three overlapping performance periods ongoing at any time. In 2023, targets were set with respect to an award for the performance period beginning in 2023 and ending in 2025. The HRCC retains authority to make awards under the PSP using its judgment, including making awards greater than the maximum payout shown in the table above, provided the award does not exceed amounts permitted under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.

[4] Represents RSUs granted in 2023 pursuant to the LTI program that will vest in 2026.

[5] For equity incentive plan awards, these amounts represent the grant date fair value at target under the PSP as determined in accordance with GAAP. For stock option awards, these amounts represent the grant date fair value of the option awards using a Black-Scholes-Merton-based methodology. The actual value realized upon stock option exercise will depend on the market price of our common stock at the time of exercise. For other stock awards, these amounts represent the grant date fair value of the RSU awards determined in accordance with GAAP. See Note 22—Share-Based Compensation Plans in the Notes to Consolidated Financial Statements in our 2023 Form 10-K, for a discussion of the relevant assumptions used in this determination.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table lists outstanding Phillips 66 equity grants for each NEO as of December 31, 2023.

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[2] (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have not Vested[3] (#)	Market Value of Shares or Units of Stock that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
Mark Lashier	4/1/2021	72,733	36,367	81.910	4/1/2031	—	—	—	—
	2/8/2022	29,666	59,334	89.050	2/8/2032	—	—	—	—
	7/1/2022	8,766	17,534	82.680	7/1/2032				
	2/7/2023	—	109,200	100.435	2/7/2033	—	—	—	—
		—	—	—	—	70,243	9,352,153	292,060	38,884,868
Greg Garland	2/7/2017	174,000	—	78.475	2/7/2027	—	—	—	—
	2/6/2018	147,000	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	178,700	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	212,100	—	89.570	2/4/2030	—	—	—	—
	2/9/2021	175,666	87,834	74.700	2/9/2031	—	—	—	—
	2/8/2022	49,033	98,067	89.050	2/8/2032	—	—	—	—
	2/7/2023	—	68,300	100.435	2/7/2033	—	—	—	—
		—	—	—	—	85,472	11,379,742	246,924	32,875,461
Kevin Mitchell	2/6/2018	43,600	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	53,300	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	63,200	—	89.570	2/4/2030	—	—	—	—
	2/9/2021	58,133	29,067	74.700	2/9/2031	—	—	—	—
	2/8/2022	20,400	40,800	89.050	2/8/2032	—	—	—	—
	2/7/2023	—	44,300	100.435	2/7/2033	—	—	—	—
		—	—	—	—	41,205	5,486,034	135,510	18,041,801
Brian Mandell	2/2/2016	9,800	—	78.620	2/2/2026	—	—	—	—
	2/7/2017	14,100	—	78.475	2/7/2027	—	—	—	—
	2/6/2018	12,100	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	25,500	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	42,800	—	89.570	2/4/2030	—	—	—	—
	2/9/2021	37,800	18,900	74.700	2/9/2031	—	—	—	—
	2/8/2022	13,266	26,534	89.050	2/8/2032				
	2/7/2023	—	32,300	100.435	2/7/2033	—	—	—	—
		—	—	—	—	26,814	3,570,016	92,226	12,278,970
Tim Roberts	2/9/2021	—	22,367	74.700	2/9/2031	—	—	—	—
	2/8/2022	—	31,334	89.050	2/8/2032	—	—	—	—
	2/7/2023	—	37,000	100.435	2/7/2033	—	—	—	—
		—	—	—	—	32,444	4,319,594	107,698	14,338,912

[1] All stock options shown in the table have a maximum term for exercise of ten years from the grant date. Under certain circumstances, the terms for exercise may be shorter, and in certain circumstances, the stock options may be forfeited and cancelled. All awards shown in the table have restrictions on transferability.

[2] The stock options shown in this column vested and became exercisable in 2023 or prior years (although under certain termination circumstances, the stock options may still be forfeited). Stock options become exercisable in one-third increments on the first, second and third anniversaries of the grant date, subject to continued service through the applicable vesting date.

(3) Awards are subject to forfeiture if, prior to the lapsing of restrictions, the NEO separates from service for a reason other than death, disability, layoff, retirement after reaching age 55 with five years of service, or after a change of control, although the HRCC has the authority to waive forfeiture. The awards have no voting rights, but entitle the holder to receive dividend equivalents in cash. The value of the awards reflect the closing price of our common stock, as reported on the NYSE, on December 29, 2023 ($133.14).

(4) Reflects potential awards from ongoing performance periods under the PSP for performance periods ending December 31, 2024 and December 31, 2025. These awards are shown at maximum; however, there is no assurance that awards will be granted at, below or above target after the end of the relevant performance period, as the determination to make a grant and the amount of any grant is within the judgment of the HRCC. Until an actual grant is made, these unearned awards pay no dividend equivalents. The value of these unearned awards reflects the closing price of our common stock, as reported on the NYSE, on December 29, 2023 ($133.14).

OPTION EXERCISES AND STOCK VESTED FOR 2023

The following table summarizes the value received from stock option exercises and stock grants vested during 2023:

	Option Awards		Stock Awards[1]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
Mark Lashier	—	—	110,484	14,204,088
Greg Garland	169,400	5,559,111	200,912	25,058,810
Kevin Mitchell	72,400	3,349,149	77,427	9,721,010
Brian Mandell	3,000	113,130	47,131	5,892,556
Tim Roberts	166,299	4,996,522	60,356	7,556,957

(1) Stock awards include RSUs that vested during the year, as well as the 2021-2023 PSP award that vested on December 31, 2023 and was paid out in cash in early 2024. The 2021-2023 PSP awards were earned as follows: Mr. Lashier, 103,265 units valued at $13,447,444; Mr. Garland, 164,210 units valued at $21,383,903; Mr. Mitchell, 65,187 units valued at $8,488,866; Mr. Mandell, 38,822 units valued at $5,055,464; and Mr. Roberts, 50,112 units valued at $6,525,750.

PENSION BENEFITS AS OF DECEMBER 31, 2023

Our defined benefit pension plan, the Phillips 66 Retirement Plan (the "Retirement Plan"), consists of multiple titles with different terms. NEOs are only eligible to participate in one title at any time but may have frozen benefits under one or more other titles.

	Title I	Title II[(1)]	Title IV
Current Eligibility	Mr. Garland	Mr. Lashier, Mr. Mitchell, Mr. Roberts	Mr. Mandell
Normal Retirement	Age 65	Age 65	Age 65
Early Retirement[(2)]	Age 55 with five years of service or if laid off during or after the year in which the participant reaches age 50	Executives may receive their vested benefit upon termination of employment at any age	Age 50 with ten years of service
Benefit Calculation[(2)]	Calculated as the product of 1.6% times years of credited service multiplied by the final average eligible earnings	Based on monthly pay and interest credits to a nominal cash balance account created on the first day of the month after an executive's hire date. Pay credits are equal to a percentage of total salary and annual bonus	Calculated as the product of 1.6% times years of credited service multiplied by the final average eligible earnings
Final Average Earnings Calculation	Calculated using the three highest compensation years in the last ten calendar years before retirement plus the year of retirement	N/A	Calculated using the higher of the highest three years of compensation or the highest 36 months of compensation
Eligible Pension Compensation[(3)]	Includes salary and annual bonus	Includes salary and annual bonus	Includes salary and annual bonus
Benefit Vesting	All participants are vested in this title	Employees vest after three years of service	All participants are vested in this title
Payment Types	Allows payments in the form of several annuity types or a single lump sum		
IRS limitations	Benefits under all Titles are limited by the IRC. In 2023, the compensation limit was $330,000. The IRC also limits the annual benefit available under these Titles expressed as an annuity. In 2023, that limit was $265,000 (reduced actuarially for ages below 62).		

(1) NEOs whose combined years of age and service total less than 44 receive a 6% pay credit, those with a total of 44 through 65 receive a 7% pay credit and those with a total of 66 or more receive a 9% pay credit. Interest credits are applied to the cash balance account each month. This credit is calculated by multiplying the value of the account by the interest credit rate, based on 30-year U.S. Treasury security rates adjusted quarterly.

(2) An early benefit reduction is calculated on Title I by reducing the benefit 5% for each year before age 60 that benefits are paid. Title IV early benefit reduction is calculated by reducing the benefit by 5% per year for each year before age 57 that benefits are paid and 4% per year for benefits that are paid between ages 57 and 60. The benefit calculation for Titles I and IV is reduced by the product of 1.5% of the annual primary social security benefit multiplied by years of credited service, although a reduction limit of 50% of the primary Social Security benefit may apply.

(3) Under Title I, if an executive receives layoff benefits, then the eligible compensation calculation also includes the annualized salary for the year of layoff (rather than the actual salary for that year) and years of service are increased by any period for which layoff benefits are calculated.

The following table lists the pension program participation and actuarial present value of each NEO's defined benefit pension as of December 31, 2023.

Name	Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Mark Lashier	Retirement Plan - Title II	34	84,377	—
	KESRP[2]		632,457	—
Greg Garland	Retirement Plan - Title I	34	1,748,747	—
	KESRP[2]		39,141,219	—
Kevin Mitchell	Retirement Plan - Title II	10	250,004	—
	KESRP[2]		1,328,218	—
Brian Mandell	Retirement Plan - Title IV	33	1,893,047	—
	KESRP[2]		10,460,507	—
Tim Roberts	Retirement Plan - Title II	31	224,471	—
	KESRP[2]		1,141,455	—

[1] Years of credited service include service recognized under the predecessor ConocoPhillips plans from which these plans were spun off effective May 1, 2012. Credited Service displays the number of years the NEO was in each applicable formula. Mr. Lashier's and Mr. Roberts' tenure with Phillips 66 is 3 years and 8 years, respectively. Their credited years of service calculations include 34 years and 31 years of prior service recognition, respectively.

[2] The Phillips 66 Key Employee Supplemental Retirement Plan ("KESRP") restores Company-sponsored benefits capped under the qualified defined benefit pension plan due to IRC limits. All employees, including our NEOs, are eligible to participate in the KESRP.

Understanding the Annual Change in Pension Value

No modifications to pension	• There were no modifications to our existing pension program in 2023
Change in value	• The value of traditional pension plans is particularly sensitive to interest rate movement, which is outside of the Company's control
	• While our short-term and long-term incentive programs are based entirely on performance, pension value is not performance based and does not reflect or reward Company performance
Pension plan going forward	• The HRCC will continue to assess our pension program to ensure viability as an attraction and retention tool

NONQUALIFIED DEFERRED COMPENSATION

Our NEOs are eligible to participate in two nonqualified deferred compensation plans, the KEDCP and the DCMP.

The KEDCP allows NEOs to defer up to 50% of their salary and up to 100% of their VCIP. The default distribution option is a lump sum payment paid at least six months after separation from service. NEOs may elect to defer payments from one to five years, and to receive annual, semiannual or quarterly payments for a period of up to fifteen years. NEOs may also elect to defer their VCIP to a specified date in the future.

The DCMP is a nonqualified restoration plan for employer contributions that cannot be made to our 401(k) plan either due to an NEO's salary deferral under the KEDCP or due to the IRC annual limit on compensation that may be taken into account under a qualified plan. Distributions are made as a lump sum six months after separation from service, unless the NEO elects to receive one to fifteen annual payments beginning at least one year after separation from service.

Each NEO directs investments of his or her individual accounts under the KEDCP and DCMP. Both plans provide a broad range of market-based investments that may be changed daily. No investment provides above-market returns. The aggregate performance of these investments is reflected in the *Nonqualified Deferred Compensation* table below.

Benefits due under these plans are paid from our general assets, although we also maintain rabbi trusts that may be used to pay benefits. The trusts and the funds held in them are Company assets. In the event of our bankruptcy, NEOs would be unsecured general creditors.

The following table provides information on the NEO's nonqualified deferred compensation as of December 31, 2023:

Name	Applicable Plan[1]	Beginning Balance ($)	Executive Contributions in Last Fiscal Year ($)	Company Contributions in the Last Fiscal Year[2] ($)	Aggregate Earnings (Loss) in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End[4] ($)
Mark Lashier	DCMP	327,763	—	459,092	94,810	—	881,666
	KEDCP	—	—	—	—	—	—
Greg Garland	DCMP	4,063,784	—	474,365	655,582	—	5,193,731
	KEDCP	1,921,643	—	—	266,294	—	2,187,937
Kevin Mitchell	DCMP	1,140,881	—	256,054	204,449	—	1,601,384
	KEDCP	—	—	—	—	—	—
Brian Mandell	DCMP	894,871	—	199,760	141,554	—	1,236,185
	KEDCP	3,587,675	—	—	739,934	—	4,327,610
Tim Roberts	DCMP	824,979	—	233,261	126,086	—	1,184,326
	KEDCP	2,149,021	1,335,490	—	408,957	(67,052)	3,826,418

[1] As of December 31, 2023, participants in these plans had 35 investment options – 27 of the options were the same as those available in our 401(k) plan and the remaining options were other mutual funds approved by the plan administrator.

[2] These amounts represent Company contributions under the DCMP. These amounts are also included in the "All Other Compensation" column of the *Summary Compensation Table.*

[3] These amounts represent earnings or losses on plan balances, as applicable, from January 1 to December 31, 2023. These amounts are not included in the *Summary Compensation Table*.

[4] The total reflects contributions by our NEOs, contributions by us, and earnings on balances prior to 2023; plus contributions by our NEOs, and earnings (or losses) from January 1, 2023 through December 31, 2023 (shown in the appropriate columns of this table, with amounts that are included in the *Summary Compensation Table*). The total includes all contributions by our NEOs and by us reported in this Proxy Statement and our proxy statements from prior years as follows: $800,347 for Mr. Lashier; $3,584,968 for Mr. Garland; $1,249,425 for Mr. Mitchell; $397,215 for Mr. Mandell, and $4,805,353 for Mr. Roberts.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our programs are designed to pay out amounts earned during employment unless the employee voluntarily resigns prior to becoming retirement-eligible or is terminated for cause. Although normal retirement age under our benefit plans is 65, early retirement provisions allow receipt of benefits at earlier ages if vesting requirements are met. For our incentive compensation programs (VCIP, RSU, Stock Options, and PSP), early retirement is generally defined as termination at or after the age of 55 with five years of service.

As of December 31, 2023, all of the NEOs were retirement-eligible under our benefit plans and our compensation programs. Therefore, as of December 31, 2023, a voluntary resignation of any of the NEOs would have been treated as a retirement, and each would have retained all awards earned under the current and earlier programs. As such, awards under these programs are not included in the amounts reflected in the table below. Please see the *Outstanding Equity Awards at Fiscal Year End* table for more information.

Our compensation programs provide for the following upon retirement:

Cash Payments. Cash payments include VCIP earned during the fiscal year, amounts contributed and vested under our defined contribution plans, and amounts accrued and vested under our pension plans.

Equity. Equity considerations include grants under the PSP for ongoing performance periods in which the executive participated for at least one year, previously granted restricted stock and RSUs, and previously granted stock option awards exercisable through the original term if the awards were granted at least six months prior.

The table at the end of this section summarizes the potential additional value of the benefits to be received by each NEO as of December 31, 2023 through the Phillips 66 ESP due to an involuntary termination without cause or through the Phillips 66 CICSP due to a change in control event. Benefits that would be available generally to all or substantially all salaried employees on the U.S. payroll are not included in the amounts shown. Executives are not entitled to receive benefits under both the ESP and the CICSP as a result of the same event. These two plans have the following in common:

- Amounts payable under both are offset by any severance payments or benefits payable under any of our other plans;

- Benefits under both may also be reduced in the event of willful and bad faith conduct demonstrably injurious to the Company; and

- Both are Company plans under which awards and payments are subject to clawback provisions and to forfeiture or recoupment, in whole or in part, under applicable law, including the Sarbanes-Oxley Act and the Dodd-Frank Act, and the Company's SEC-compliant clawback policy, if applicable.

EXECUTIVE SEVERANCE PLAN

The ESP provides that if a NEO separates due to an involuntary termination without cause, the executive will receive the following benefits, which may vary depending on salary grade level, subject to the executive's execution of a release of claims.

Cash Severance Payments. ESP cash severance payments include:

- A lump sum payment equal to one and one-half or two times the sum of the executive's base salary and current target annual bonus;

- A lump sum payment equal to the present value of the increase in pension benefits that would result from crediting the executive with an additional one and one-half or two years of age and service under the pension plan; and

- A lump sum payment generally equal to the Company contribution for active employees toward the cost of certain welfare benefits for an additional one and one-half or two years.

Accelerated Equity. Layoff treatment under our compensation plans generally allows the executive to retain a prorated portion of grants held for more than six months but less than one year and the full award for grants held for one year or more of restricted stock, RSUs, and stock options, and maintain eligibility for prorated PSP awards for ongoing periods in which he or she participated for at least one year, subject to the executive's execution of a release of claims.

CHANGE IN CONTROL SEVERANCE PLAN

The CICSP provides that if, within two years of a change in control of the Company, an executive's employment is terminated by the employer other than for cause, or by the executive for good reason, the executive will receive the following benefits, which may vary depending on salary grade level. CICSP benefits include:

Cash Severance Payments. CICSP cash severance payments include:

- A lump sum payment equal to two or three times the sum of the executive's base salary and the higher of the current target annual bonus or the average of the annual bonuses paid for the previous two years;

- A lump sum payment equal to the present value of the increase in pension benefits that would result from crediting the executive with an additional two or three years of age and service under the pension plan; and

- A lump sum payment generally equal to the Company contribution for active employees toward the cost of certain welfare benefits for an additional two or three years.

Accelerated Equity. CICSP benefits also include the vesting of all equity awards and lapsing of any restrictions.

ESTIMATED POTENTIAL PAYMENTS

The following table presents, for each of the NEOs, the estimated payments and benefits that would have been payable to each of the NEOs as of December 31, 2023, for each of the circumstances described below.

	Executive Benefits and Payments Upon Termination			
	Involuntary Not-For-Cause Termination (Not CIC) ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
Mark Lashier				
Severance Payment	9,122,818	13,684,227	—	—
Accelerated Equity	—	—	9,410,565	9,410,565
Life Insurance	—	—	3,200,000	—
TOTAL	9,122,818	13,684,227	12,610,565	9,410,565
Greg Garland				
Severance Payment	7,666,888	18,259,978	—	—
Accelerated Equity	—	—	7,307,659	7,307,659
Life Insurance	—	—	2,000,000	—
TOTAL	7,666,888	18,259,978	9,307,659	7,307,659
Kevin Mitchell				
Severance Payment	4,383,216	8,059,674	—	—
Accelerated Equity	—	—	3,889,853	3,889,853
Life Insurance	—	—	1,990,727	—
TOTAL	4,383,216	8,059,674	5,880,580	3,889,853
Brian Mandell				
Severance Payment	4,108,395	7,210,693	—	—
Accelerated Equity	—	—	2,712,995	2,712,995
Life Insurance	—	—	1,713,905	—
TOTAL	4,108,395	7,210,693	4,426,900	2,712,995
Tim Roberts				
Severance Payment	4,093,320	7,444,082	—	—
Accelerated Equity	—	—	3,146,755	3,146,755
Life Insurance	—	—	1,955,670	—
TOTAL	4,093,320	7,444,082	5,102,426	3,146,755

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, of our median employee and the annual total compensation of our CEO, Mr. Lashier.

For 2023, the annual total compensation of our CEO was 124 times that of the median of the annual total compensation of all employees, based on annual total compensation of $19,436,699 for the CEO and $156,695 for the median employee.

This ratio is based on a December 1, 2023, employee population of 14,179, which, in accordance with SEC rules, excluded a total of 453 non-U.S. employees across Germany (296), Singapore (76), Austria (46), Canada (27), and China (8). The median employee was identified using annual base pay, annual bonus, and target LTI compensation using data as of November 30, 2023. The annual total compensation for our CEO includes both the amount reported in the "Total" column of the *Summary Compensation Table* of $19,409,262 and the estimated value of our CEO's health and welfare benefits of $27,437.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay versus Performance

We are required by SEC rules to disclose the following information regarding compensation paid to our NEOs. The amounts set forth below under the headings "Compensation Actually Paid" ("CAP") have been calculated in a manner consistent with Item 402(v) of Regulation S-K. The methodology for calculating the CAP, including details regarding the amounts that were deducted from, and added to, the Summary Compensation Table totals to arrive at the values presented for CAP, are provided in the footnotes to the table.

| | | | | | Average Summary Compensation Table Total for Non-PEO NEOs[3] ($) | Average Compensation Actually Paid to Non-PEO NEOs[2],[3] ($) | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for First PEO[1] ($)	Summary Compensation Table Total for Second PEO[1] ($)	Compensation Actually Paid to First PEO[2] ($)	Compensation Actually Paid to Second PEO[2] ($)			Total Shareholder Return[4] ($)	Peer Group Total Shareholder Return[4] ($)	GAAP Net Income (Loss) ($ MM)	Annual Adjusted PSP ROCE[5] (%)
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	19,409,262	—	34,732,785	—	8,830,452	18,432,934	145.45	170.71	7,239	16.9
2022	18,229,917	16,288,870	36,488,607	24,349,594	7,564,734	12,019,418	108.84	140.02	11,391	24.5
2021	20,953,206	—	21,535,633	—	8,163,303	7,817,258	72.45	106.53	1,594	8.5
2020	24,989,374	—	2,700,837	—	6,290,976	2,618,978	66.45	78.79	(3,714)	0.8

[1] For 2023, the first Principal Executive Officer ("PEO") reflected in column (b) refers to Mr. Lashier. For 2022, 2021 and 2020, the first PEO reflected in column (b) refers to Mr. Garland, Chairman and CEO until June 30, 2022 and Executive Chairman beginning July 1, 2022. For 2022, the second PEO reflected in column (b) refers to Mr. Lashier, President and Chief Operating Officer until June 30, 2022, and President and CEO beginning July 1, 2022.

[2] To calculate CAP, the following adjustments were made to Summary Compensation Table total compensation, in accordance with SEC rules:

Compensation Actually Paid to PEO	2023 (Mr. Lashier)	2022 (Mr. Garland)	2022 (Mr. Lashier)	2021 (Mr. Garland)	2020 (Mr. Garland)
Summary Compensation Table Total	19,409,262	18,229,917	16,288,870	20,953,206	24,989,374
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(12,621,384)	(12,326,210)	(11,236,523)	(14,459,165)	(12,588,803)
Less, Change in Pension Value reported in Summary Compensation Table	(413,305)	—	(231,983)	—	(6,851,884)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	17,061,827	15,794,483	14,260,576	14,662,552	9,514,060
Plus, fair value as of vesting date of equity awards granted and vested in the year[a]	144,398	89,225	59,342	114,921	85,470
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	4,585,683	9,650,492	4,073,013	470,710	(6,371,181)
Plus (less), change in fair value from fiscal year end until the vesting date of equity awards granted in prior years that vested in the year	6,087,396	3,803,161	910,182	(1,835,338)	(7,136,027)
Plus, the value of dividend equivalents or other earnings paid on equity awards in the year	306,113	398,405	178,639	394,928	357,826
Plus, pension service cost for services rendered during the year	172,796	849,133	47,478	1,233,818	702,002
Compensation Actually Paid to PEO	34,732,785	36,488,607	24,349,594	21,535,633	2,700,837

[a] Represents value of RSUs withheld to satisfy Federal Insurance Contributions Act (FICA) tax obligations.

Average Compensation Actually Paid to Non-PEO NEOs	2023	2022	2021	2020
Summary Compensation Table Total	8,830,452	7,564,734	8,163,303	6,290,976
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(5,252,289)	(5,081,089)	(5,575,650)	(3,332,826)
Less, Change in Pension Value reported in Summary Compensation Table	(505,266)	(84,081)	(196,955)	(765,023)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	7,100,280	6,388,526	5,407,971	2,531,727
Plus, fair value as of vesting date of equity awards granted and vested in the year[a]	60,090	26,925	38,733	16,332
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	3,078,890	2,188,370	102,802	(1,578,875)
Plus (less), change in fair value from fiscal year end until the vesting date of equity awards granted in prior years that vested in the year	4,626,026	735,558	(359,892)	(821,489)
Plus, the value of dividend equivalents or other earnings paid on equity awards in the year	197,181	135,895	150,681	133,668
Plus, pension service cost for services rendered during the year	297,571	144,581	86,265	144,488
Compensation Actually Paid to Non-PEO NEOs	18,432,934	12,019,418	7,817,258	2,618,978

[a] Represents value of RSUs withheld to satisfy FICA tax obligations.

[3] The Non-PEO NEOs reflected in columns (d) and (e) represent the following individuals: For 2023, Mr. Garland, Mr. Mitchell, Mr. Mandell, and Mr. Roberts, for 2022, Mr. Mitchell, Ms. Allen Sutherland, Mr. Mandell, and Mr. Roberts; for 2021, Mr. Lashier, Mr. Mitchell, Mr. Roberts, and Mr. Herman; and for 2020, Mr. Mitchell, Mr. Roberts, Mr. Herman, and Ms. Johnson.

[4] The Peer Group TSR in column (g) represents the weighted average market capitalization of our peer group used for purposes of Item 201(e) of Regulation S-K, which are: Delek US Holdings, Inc.; HF Sinclair Corporation; Marathon Petroleum Corporation; PBF Energy Inc.; Valero Energy Corporation; CVR Energy Inc.; Dow Inc.; Westlake Chemical Corporation; LyondellBasell Industries N.V; ONEOK, Inc.; Targa Resources Corp.; and The Williams Companies, Inc.

[5] See Appendix A for a reconciliation of Adjusted PSP ROCE to the nearest GAAP financial measure.

RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND PERFORMANCE

The charts that follow depict the relationship of "compensation actually paid" ("CAP") to our PEOs and other NEOs to (i) the TSR of the Company and its peer group (as described in Footnote 4 above), (ii) the Company's net income, and (iii) the Company's annual Adjusted PSP ROCE. Pursuant to Item 402(v) of Regulation S-K, CAP reflects adjustments to the fair value of equity awards during the years presented. Changes in our stock price and the projected and actual achievement of our performance goals greatly impact the total CAP reported for each year presented. For example, our annual TSR performance of -37%, 3%, 44% and 33% for 2020, 2021, 2022 and 2023 respectively, contributed to significant changes in CAP values reported for each year.

CAP versus Total Shareholder Return

The chart below shows the alignment between the PEO and other NEOs' CAP amounts and the Company's cumulative TSR since 2020. This is primarily due to the Company's use of equity incentives, which are tied directly to stock price performance and the Company's financial performance.



CAP versus Net Income (Loss)

As shown in the chart below, the Company's net income has significantly increased since 2020 primarily as a result of improved market conditions and strong operating results. In 2020, the pandemic challenged our operational and financial environment and we reported a net loss of approximately $3.7 billion. In 2021, 2022 and 2023, we realized strong performance and reported net income of approximately $1.6 billion, $11.4 billion and $7.2 billion respectively. The recovery has positively impacted our stock price and therefore the PEO and other NEOs' CAP amounts increased in 2021, 2022 and 2023 as equity incentives are sensitive to changes in stock price which normally reflects the financial performance of the Company.



CAP versus Annual Adjusted PSP ROCE

The chart below shows the correlation between annual Adjusted PSP ROCE and CAP. Because CAP values both vested and outstanding equity using either the value of the award as of the vesting date or the change in value of the award with respect to the prior year end, we consider annual Adjusted PSP ROCE a better measure to show the correlation of company performance to CAP rather than the three-year performance period average Adjusted PSP ROCE we use to determine final payout of our PSP.



Most Important Measures Linking NEO Compensation to Performance

The items listed below represent the most important metrics we used to determine CAP for all fiscal years reported as further described in our Compensation Discussion and Analysis within the sections titled "Annual Incentive Compensation" and "Long-Term Incentive Compensation."

Most Important Performance Measures	• Adjusted VCIP EBITDA • Adjusted VCIP Controllable Costs • Adjusted PSP ROCE • 3-Year Relative TSR

Equity Compensation Plan Information

The following table sets forth information about Phillips 66 common stock that may be issued under all existing equity compensation plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1,2]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)[4]
Equity compensation plans approved by security holders	9,642,401	87.88	12,559,687
Equity compensation plans not approved by security holders	—	—	—
Total	9,642,401	87.88	12,559,687

[1] Includes awards issued under the Omnibus Stock and Performance Incentive Plan of Phillips 66, awards issued under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66 and awards issued under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.

[2] Includes an aggregate of 5,116,182 stock options issued to employees and 566,938 PSUs. The number of securities to be issued includes 3,959,281 RSUs, of which 190,560 were issued to non-employee directors. Some awards held by ConocoPhillips employees at our spin-off were adjusted or substituted with a combination of ConocoPhillips and Phillips 66 equity. Awards representing a total of 13,071,435 shares were issued to ConocoPhillips employees, of which 668,879 remain outstanding as of December 31, 2023. The awards issued to ConocoPhillips employees are included in the outstanding awards listed above.

[3] The weighted-average exercise price reflects the weighted-average price for outstanding incentive stock options and nonqualified stock options only. It does not include stock awards outstanding which do not have an exercise price.

[4] Total includes forfeited shares under the Omnibus Stock and Performance Incentive Plan of Phillips 66 that are now available for grant under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.

PROPOSAL 3



Ratification of the Appointment of Ernst & Young

The Board recommends that you vote **"FOR"** the proposal to ratify the appointment of Ernst & Young LLP for fiscal year 2024.

The A&FC is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The A&FC has appointed Ernst & Young LLP to serve as the Company's independent registered public accounting firm for fiscal year 2024. Ernst & Young has acted as the Company's independent registered public accounting firm continuously since 2011.

The A&FC annually considers the independence of the Company's independent auditors prior to the firm's engagement, and periodically considers whether a regular rotation of the independent auditors is necessary to assure continuing independence. The A&FC and its Chair are directly involved in the selection of Ernst & Young's lead engagement partner.

The A&FC and the Board of Directors believe that the continued retention of Ernst & Young is in the best interests of the Company and its shareholders. We are asking you to vote on a proposal to ratify the appointment of Ernst & Young.

One or more representatives of Ernst & Young are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

The submission of this matter for approval by shareholders is not legally required, but the Board and the A&FC believe it provides an opportunity for shareholders to vote on an important aspect of corporate governance. If the shareholders do not ratify the selection of Ernst & Young, the A&FC will reconsider the selection of that firm as the Company's independent registered public accounting firm. Even if the selection is ratified, the A&FC in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

ERNST & YOUNG LLP FEES

Audit services of Ernst & Young for fiscal year 2023 included an audit of our consolidated financial statements, an audit of the effectiveness of the Company's internal control over financial reporting, and services related to periodic filings made with the SEC. Additionally, Ernst & Young provided certain other services as described below. In connection with the audit of the 2023 consolidated financial statements, we entered into an engagement agreement with Ernst & Young that set forth the terms by which Ernst & Young performed audit services for us.

The A&FC is responsible for negotiating the audit fee associated with its retention of Ernst & Young. Ernst & Young's fees for professional services totaled $10.0 million for 2023 and $13.1 million for 2022, which consisted of the following:

Fees (in millions)	2023	2022
Audit Fees[1]	$ 9.0	$12.2
Audit-Related Fees[2]	$ 0.5	$ 0.5
Tax Fees[3]	$ —	$ 0.3
All Other Fees[4]	$ 0.5	$ 0.1
Total	**$10.0**	**$13.1**

[1] Fees for audit services related to the fiscal year consolidated audit, the audit of the effectiveness of internal controls over financial reporting, quarterly reviews, registration statements, comfort letters, statutory and regulatory audits and accounting consultations.

[2] Fees for audit-related services related to audits in connection with proposed or consummated acquisitions or dispositions, benefit plan audits, other subsidiary audits, special reports, and accounting consultations.

[3] Tax fees for 2022 related to tax compliance services and tax planning and advisory services.

[4] All other fees primarily include audit-related software and advisory services.

The A&FC has considered whether the non-audit services provided to Phillips 66 by Ernst & Young impaired the independence of Ernst & Young and concluded they did not.

PRE-APPROVAL POLICY

The A&FC has adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other non-audit services that Ernst & Young may provide to the Company. All of the fees in the table above were approved in accordance with this policy. The policy (a) identifies the guiding principles that the A&FC must consider in approving services to ensure that Ernst & Young's independence is not impaired; (b) describes the audit, audit-related, tax and other services that may be provided and the non-audit services that are prohibited; and (c) sets forth pre-approval requirements for all permitted services. Under the policy, the A&FC must pre-approve all services to be provided by Ernst & Young. The A&FC has delegated authority to approve permitted services to its Chair. Such approval must be reported to the entire A&FC at its next scheduled meeting.

AUDIT AND FINANCE COMMITTEE REPORT

The A&FC assists the Board of Directors in fulfilling its responsibility to provide independent, objective oversight of the financial reporting functions and internal control systems of Phillips 66.

The A&FC currently consists of six non-employee directors. The Board has determined that each member of the A&FC satisfies the requirements of the NYSE as to independence and financial literacy and that each of Charles M. Holley, John E. Lowe, and Denise L. Ramos is an audit committee financial expert as defined by the SEC.

The responsibilities of the A&FC are set forth in the written charter adopted by the Board of Directors, which is available in the *"Investors"* section of the Company's website under the caption *"Corporate Governance."* One of the A&FC's primary responsibilities is to assist the Board in its oversight of the integrity of the Company's financial statements. The following report summarizes certain of the A&FC's activities in this regard for 2023.

Review with Management. The A&FC has reviewed and discussed with management the audited consolidated financial statements of Phillips 66 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, included therein.

Discussions with Independent Registered Public Accounting Firm. The A&FC has discussed with Ernst & Young LLP, independent registered public accounting firm for Phillips 66, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The A&FC has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the A&FC concerning independence, and has discussed with Ernst & Young LLP its independence from Phillips 66.

Recommendation to the Phillips 66 Board of Directors. Based on its review and discussions noted above, the A&FC recommended to the Board of Directors that the audited consolidated financial statements of Phillips 66 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Audit and Finance Committee

John E. Lowe, Chairman
Julie L. Bushman
Charles M. Holley
Denise L. Ramos
Denise R. Singleton

Shareholder Proposal

When we receive shareholder proposals, our process includes contacting the proponent to discuss the proposal, the concerns raised, and whether additional engagements could resolve the proponent's concerns. This engagement seeks to understand the proponent's interests and how the Company can address or alleviate concerns raised in the proposal, either by discussion of actions and efforts the Company has planned or underway, or by providing information of which the proponent may not be aware. We followed our normal practice of engagement with the proponent of the proposal included herein.

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. The Board generally recommends voting against proposals requesting specially-developed reports or initiatives that it believes are overly prescriptive, since these do not necessarily add shareholder value and may not reflect the actions we are already taking to address such issues, the decisions we have made in prioritizing our initiatives, or the unique and evolving nature of our operations. Additionally, producing special reports is often not a good use of limited company resources. Many of the issues raised in the following proposal are discussed in the sustainability report issued by our 50-50 joint venture CPChem and our Sustainability Report, which is available on our website at www.phillips66.com. Information on our website is not incorporated by reference into this Proxy Statement.

PROPOSAL 4 ❌

Shareholder Proposal Requesting Report Analyzing the Impact of the "System Change Scenario" on the Chemicals Business

The Board recommends that you vote **"AGAINST"** proposal 4.

Warren Wilson College, located at 701 Warren Wilson Rd, Swannanoa, NC 28778, has notified Phillips 66 that it has appointed As You Sow to act as its agent to present the following proposal at the Annual Meeting. Warren Wilson College holds 101 shares of Phillips 66 common stock in accordance with the requirements of Rule 14a-8.

WHEREAS: Plastic, with a lifecycle social cost at least ten times its market price, threatens the world's oceans, wildlife, and public health.[1] Concern about the growing scale and impact of global plastic pollution has elevated the issue to crisis levels.[2] Of particular concern are single-use plastics (SUPs), which make up the bulk of the 24-34 million metric tons of plastic ending up in waterways annually.[3] Without drastic action, this amount could triple by 2040.[4]

A shift from virgin plastic production is critical to reducing plastic pollution.[5] The Environmental Protection Agency's draft strategy to prevent plastic pollution calls for a voluntary reduction in production.[6] A robust pathway addressing plastic pollution is presented in the widely respected *Breaking the Plastic Wave* report, which found that plastic leakage into the ocean can be reduced 80 percent under its System Change Scenario (SCS), but it requires a significant absolute reduction of virgin SUPs.[7]

In response to the plastic pollution crisis and the necessity of reducing plastic production, countries and major packaging brands are beginning to drive reductions in plastic use.[8] This will affect the plastic production supply chain. BP has recognized the potential disruption global SUP reductions could have on the oil industry, finding a global SUP ban by 2040 would reduce oil demand growth by 60 percent.[9]

Several implications of the SCS, including a one-third absolute demand reduction (mostly of virgin SUPs) and immediate reductions in new investment in virgin production, are at odds with Chevron Phillips Chemical's (CPChem's) planned investments. CPChem is estimated to be the 16th largest global producer of SUP-bound polymers, with 4.6 million metric tons produced in 2021. Its current business model projects rapid expansion in producing virgin plastics from fossil fuels.

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[1] https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf, p.15

[2] https://www.unep.org/resources/pollution-solution-global-assessment-marine-litter-and-plastic-pollution

[3] https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32019L0904&from=EN#page=8; https://www.minderoo.org/plastic-waste-makers-index/findings/executive-summary/

[4] https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done

[5] https://www.theguardian.com/environment/2021/jul/01/call-for-global-treaty-to-end-production-of-virgin-plastic-by-2040

[6] https://www.epa.gov/system/files/documents/2023-04/Draft_National_Strategy_to_Prevent_Plastic_Pollution.pdf, p.17

[7] https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

[8] https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear; https://www.businessforplasticstreaty.org/

[9] https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/energy-economics/energy-outlook/bp-energy-outlook-2019.pdf#page=18

As partial owner of CPChem, Phillips 66 faces growing risk from continued investment in virgin plastic production infrastructure. The Company also uses pyrolysis oil from waste plastic for new plastics feedstock, a process cited as inefficient, greenhouse gas-intensive, with toxic byproducts and emissions, which increases financial and reputational risk.[10]

RESOLVED: Shareholders request that Philips 66 issue a report, at reasonable cost and omitting proprietary information, addressing whether and how a significant reduction in virgin plastic demand, as set forth in *Breaking the Plastic Wave*'s System Change Scenario, would affect the Company's financial position and the assumptions underlying its financial statements.

SUPPORTING STATEMENT: Proponents recommend that, at Board discretion, the report include:

- Quantification of its polymer production for SUP markets;

- A summary of existing and planned investments that may be materially impacted by the SCS; and

- Disclosure of key metrics for chemical recycling processes including inputs, outputs/yield, energy use, carbon and waste emissions, and measures taken to ensure safe operations.

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[10] https://eandt.theiet.org/content/articles/2022/11/is-chemical-recycling-greenwashing

BOARD OF DIRECTORS' RESPONSE TO SHAREHOLDER PROPOSAL REQUESTING REPORT ANALYZING THE IMPACT OF THE "SYSTEM CHANGE SCENARIO" ON THE CHEMICALS BUSINESS

The Board has carefully considered this proposal and, for the reasons set forth below, does not believe that it is in the best interests of the Company and its shareholders, and unanimously recommends a vote "AGAINST" the proposal.

CPChem already conducts scenario analysis considering various demand outlooks to test its portfolio, assess its strategy, and evaluate financial impacts.

CPChem conducts climate-specific scenario analyses using scenarios developed by independent third parties to simulate potential impacts of climate-related risks and assess its business resilience. CPChem also provides a summary of the results of these analyses in each of its Sustainability Report and its Climate Risk Report, both published in 2022 and publicly available at www.cpchem.com/sustainability. We encourage our shareholders to read these reports to learn more about CPChem's sustainability programs, practices, and goals. CPChem selected the Sustainable Development Scenario and Net Zero Scenario published by the International Energy Agency (IEA), and the Increased Recycling Scenario and Advanced Circular Economy Scenario published by Bloomberg New Energy Finance (BNEF) to test its portfolio. CPChem used the IEA energy-transition scenarios as the basis for testing how potential climate-related risks and opportunities might impact CPChem under different emissions trajectories, while the BNEF scenarios were used to review potential risk implications to CPChem under a world of increasing plastics circularity. CPChem's assets show long-term resilience under multiple market conditions through increased revenue growth.

CPChem thoughtfully selects the scenarios it uses to test its portfolio to provide its stakeholders and management with decision-useful information. CPChem believes that the selected scenarios cover a variety of future outcomes relevant to CPChem's business and the transition risks it face. CPChem will also continue to assess developing scenarios for future analyses and is currently evaluating scenarios consistent with the proposed Global Plastics Treaty.

In contrast to the range of scenarios considered, we believe the scenario requested by the proponent is not relevant to CPChem's business and will not produce decision-useful information because it implies certainty about the future of the plastics market that we believe is unlikely. Consistent with CPChem's thoughtful selection of the scenarios it uses to test its portfolio, CPChem's disclosed scenarios are relevant to CPChem's business even though they differ from the approach in the System Change Scenario. For example, CPChem's disclosed scenario analysis evaluates the impacts of its selected scenarios based on its high- and low-density polyethylene product mix, which is more representative of CPChem's product slate than the "all polymers" approach in the System Change Scenario.

We have engaged with our shareholders to understand the information that they would deem useful in assessing plastics transition risk to CPChem's business, and they have shown significant support for CPChem's approach to conducting and reporting on its scenario analysis and sustainability practices.

During our 2023 shareholder engagements, most of our shareholders expressed support for CPChem's existing scenario planning efforts and disclosures. We believe that this support is also reflected in the Company's 2023 annual meeting results, as a similar shareholder proposal presented at that meeting received approximately 11.6% support. Since 2021, we have engaged with representatives of the proponent's agent, As You Sow, to better understand its views and to share our perspectives. While these meetings have been productive, we have been unable to reach a resolution.

Our Board believes that CPChem's existing scenario planning efforts and related disclosures, which our shareholder engagement efforts and prior annual meeting results indicate are supported by most of our shareholders, renders support for this proposal unnecessary.

Accordingly, the Board of Directors recommends voting AGAINST this proposal.

Beneficial Ownership of Phillips 66 Securities

▌**SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS**

The following table sets forth information regarding persons who we know to be the beneficial owners of more than five percent of our issued and outstanding common stock as of March 15, 2024. The information is based on reports filed by such person with the SEC:

Name and Address	Number of Shares	Percent of Class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19335	39,690,299	9.02%
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	34,996,228	8.00%
State Street Corporation[3] One Lincoln Street Boston, MA 02111	29,374,604	6.68%

[1] Based solely on an Amendment to Schedule 13G filed with the SEC on February 13, 2024, by The Vanguard Group. The Amendment to Schedule 13G reports sole voting power for no shares of common stock, shared voting power for 567,225 shares of common stock, sole dispositive power for 37,781,753 shares of common stock and shared dispositive power for 1,908,546 shares of common stock.

[2] Based solely on an Amendment to Schedule 13G filed with the SEC on January 26, 2024 by BlackRock, Inc. on behalf of itself, and BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; iShares (DE) I Investmentaktiengesellschaft mit Teilgesellsc; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. The Amendment to Schedule 13G reports sole voting power for 32,060,953 shares of common stock, shared voting power for no shares of common stock, sole dispositive power for 34,996,228 shares of common stock and shared dispositive power for no shares of common stock.

[3] Based solely on an Amendment to Schedule 13G filed with the SEC on January 30, 2024, by State Street Corporation on behalf of itself, and SSGA Funds Management, Inc.; State Street Global Advisors Europe Limited; State Street Global Advisors Limited; State Street Global Advisors Trust Company; State Street Global Advisors, Australia, Limited; State Street Global Advisors (Japan) Co., Ltd.; State Street Global Advisors Asia Limited; State Street Global Advisors, Ltd.; and State Street Global Advisors Singapore Limited. The Amendment to Schedule 13G reports sole voting power for no shares of common stock, shared voting power for 21,819,610 shares of common stock, sole dispositive power for no shares of common stock and shared dispositive power for 29,358,054 shares of common stock.

SECURITIES OWNERSHIP OF OFFICERS AND DIRECTORS

This table lists the beneficial ownership of our common stock as of March 20, 2024, by all directors and nominees, the executive officers named in the Summary Compensation Table, and by all of our directors and executive officers as a group. Together these individuals beneficially own less than one percent of our common stock.

	Number of Shares or Units		
Name of Beneficial Owner	Shares Beneficially Owned	Restricted or Deferred Stock Units[1]	Options Exercisable within 60 Days[2]
Mr. Garland	624,958	52,616	1,096,132
Mr. Lashier	8,484	96,143	213,599
Mr. Mandell	26,357	24,765	198,299
Mr. Mitchell	72,268	34,439	302,866
Mr. Roberts	54,968	27,959	50,367
Mr. Adams	19,411	—	—
Ms. Bushman	—	10,879	—
Ms. Davis	9,383	—	—
Mr. Hayes	10,250	7,089	—
Mr. Holley	77	14,143	—
Mr. Lowe	40,000	40,459	—
Mr. Pease	682	1,218	—
Ms. Ramos	—	20,477	—
Ms. Singleton	—	7,284	—
Mr. Terreson	—	7,284	—
Mr. Tilton	33,516	35,259	—
Dr. Whittington	15,349	32,568	—
Directors and Executive Officers as a Group (21 Persons)	949,717	503,455	2,026,127

[1] Includes RSUs and deferred stock units that may be voted or sold only upon the passage of time.

[2] Includes beneficial ownership of shares of common stock which may be acquired within 60 days of March 20, 2024, through stock options awarded under compensation plans.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and the NYSE. Such executive officers, directors and stockholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed during the year ended December 31, 2023, we believe that for 2023, all required reports were filed on a timely basis under Section 16(a), except for one Form 4 that was filed on June 2, 2023, reporting two transactions. This report was filed late due to an administrative error.

Additional Information

ABOUT THE ANNUAL MEETING

Why am I receiving these proxy materials?

We have made these materials available to you or delivered paper copies to you by mail because you are a Phillips 66 shareholder of record as of March 20, 2024, and Phillips 66's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. This Proxy Statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote the shares you own. The person you designate is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (either by voting electronically on the Internet or by telephone or by signing and returning a proxy card), you authorize Mark E. Lashier, our President and Chief Executive Officer, and Vanessa L. Allen Sutherland, our Executive Vice President, Government Affairs, General Counsel and Corporate Secretary, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is included in the proxy materials?

The proxy materials for our Annual Meeting include the Notice of 2024 Annual Meeting of Shareholders (the "Annual Meeting Notice"), this Proxy Statement, and Phillips 66's Annual Report on Form 10-K for the year ended December 31, 2023 (the "Annual Report"). If you receive a paper copy of the proxy materials, a proxy card or voting instruction form and pre-paid return envelope are also included. The Annual Meeting Notice (which is included in the Proxy Statement), Proxy Statement and Annual Report are being made available at www.proxyvote.com and are being mailed, along with the accompanying proxy card or voting instruction form, to shareholders of record as of March 20, 2024 beginning on or about April 3, 2024.

Why did I receive a notice regarding the internet availability of proxy materials instead of a full set of proxy materials?

We are furnishing proxy materials to our shareholders primarily through notice-and-access delivery pursuant to SEC rules. As a result, we are mailing to many of our shareholders a Notice Regarding the Internet Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access the proxy materials on the Internet. Shareholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. All other shareholders, including shareholders who have previously requested to receive a paper copy of the materials, will receive a full paper set of the proxy materials by mail. Using the notice-and-access method of proxy delivery expedites receipt of proxy materials by our shareholders, reduces the cost of producing and mailing the full set of proxy materials and helps us contribute to sustainable practices.

If you receive a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the notice instructs you on how to access the proxy materials and vote on the Internet. If you received a notice by mail and would like to receive paper copies of our proxy materials in the mail, you may call 1-800-579-1639 or send an email to sendmaterial@proxyvote.com to request a printed copy of our proxy materials.

Who is entitled to vote at the meeting?

The record date for the meeting is March 20, 2024. Only shareholders of record as of the close of business on that date are entitled to vote at the meeting. Each share of common stock is entitled to one vote for all matters before the meeting. At the close of business on March 20, 2024, the record date, there were 424,775,912 shares of common stock outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with our transfer agent, Computershare Trust Company, N.A., you are the "shareholder of record" (or "registered holder") of those shares, and the Notice of Internet Availability or proxy materials have been provided directly to you by Phillips 66.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the Notice of Internet Availability or proxy materials (including a voting instruction form) are being forwarded to you by your bank, brokerage firm or other nominee (the "bank or broker"). As the beneficial owner, you have the right to direct your bank or broker how to vote your shares by following the instructions on the Notice of Internet Availability or voting instruction form for voting on the Internet or by telephone (if made available by your bank or broker with respect to any shares you hold in street name), or by completing and returning the voting instruction form, and the bank or broker is required to vote your shares in accordance with your instructions.

Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting. See "— How will broker non-votes be treated?" below.

What does it mean if I receive more than one Notice of Internet Availability, proxy card or voting instruction form?

If you receive more than one Notice of Internet Availability, proxy card or voting instruction form that means your shares are registered differently and are held in more than one account. To ensure that all of your shares are voted, please vote each account over the Internet or by telephone (if made available by the bank or broker with respect to any shares you hold in street name), or sign and return by mail all proxy cards and voting instruction forms.

How can shareholders help Phillips 66 reduce mailing costs?

If you vote on the Internet, you may elect to have next year's proxy materials delivered to you electronically. We strongly encourage you to enroll in electronic delivery. Opting to receive your proxy materials electronically will reduce the cost of producing and mailing documents and help us contribute to sustainable practices.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person (online) or represented by proxy, of the holders of a majority of the shares of outstanding common stock on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

How do I vote?

You can vote either in person at the meeting or by proxy.

The proxy materials (including this Proxy Statement) are being made available to shareholders on the internet at www.proxyvote.com through the notice and access process. The Annual Report contains consolidated financial statements and reports of the independent registered public accounting firm, management's discussion and analysis of financial condition and results of operations, and other information.

To vote by proxy, you must do one of the following:

- Vote over the Internet (instructions are on the proxy card).
- Vote by telephone (instructions are on the proxy card).
- If you elected to receive a hard copy of your proxy materials, fill out the enclosed proxy card, date and sign it, and return it in the enclosed postage-paid envelope.

If you hold your Phillips 66 stock in a brokerage account (that is, in "street name"), your ability to vote by telephone or over the internet depends on your broker's voting process. Please follow the directions on your proxy card or voter instruction form carefully.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy.

How do I vote if I hold my stock through a Phillips 66 employee benefit plan?

If you hold your stock through a Phillips 66 employee benefit plan, you must either:

- Vote over the internet (instructions are in the email sent to you or on the notice and access form).
- Vote by telephone (instructions are on the notice and access form).
- If you elected to receive a hard copy of your proxy materials, fill out the enclosed voting instruction form, date and sign it, and return it in the enclosed postage-paid envelope.

You will receive a separate voting instruction form for each employee benefit plan in which you hold Phillips 66 stock. Please pay close attention to the deadline for returning your voting instruction form to the plan trustee. The voting deadline for each plan is set forth on the voting instruction form. Please note that different plans may have different deadlines.

Do I have to register in advance to virtually attend the meeting?

We will have a virtual-only annual meeting of shareholders in 2024. The meeting will be conducted exclusively via live audio webcast. You do not have to register in advance to attend the virtual meeting. To participate in the virtual meeting, please visit www.virtualshareholdermeeting.com/PSX2024 and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 8:45 a.m. Central Time on May 15, 2024. The meeting will begin promptly at 9:00 a.m. Central Time on May 15, 2024. See below for additional details. If the Notice of Internet Availability or voting instruction form that you received does not indicate that you may vote your shares through the www.proxyvote.com website, you should contact your bank, broker or other nominee (preferably at least 5 days before the meeting) and obtain a "legal proxy" (which will contain a 16-digit control number that will allow you to attend, participate in or vote at the meeting).

Who can attend the Annual Meeting?

Shareholders of record and "street name" holders at the close of business on March 20, 2024 can attend the meeting by accessing www.virtualshareholdermeeting.com/PSX2024 and entering the 16-digit control number included in the proxy materials. Please note that the website will not be active until approximately two weeks before the meeting date.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/PSX2024 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions or vote if you participate as a guest. See "Virtual Meeting Information" below for additional details.

How can I revoke my proxy?

You can revoke your proxy by sending written notice of revocation of your proxy to our Corporate Secretary so that it is received prior to 5:00 p.m., Central Time, on May 14, 2024.

If you hold your Phillips 66 stock in street name, you may revoke any voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or you may also attend the virtual Annual Meeting and vote online during the meeting, which will replace any previous votes (however, attending the meeting virtually, without voting, will not revoke a proxy).

Can I change my vote after I submit my proxy?

Yes. You can change your vote at any time before the polls close at the Annual Meeting, which will void any earlier vote. You can change your vote by:

- voting again by telephone or over the Internet prior to 11:59 p.m., Eastern Time, on May 14, 2024;
- signing another proxy card with a later date and returning it to us prior to the meeting; or
- voting again at the meeting.

If you hold your Phillips 66 stock in street name, you must contact your bank, brokerage firm, or other nominee holding the shares to obtain information regarding changing your voting instructions.

Who counts the votes?

We hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot, and appointed Natalie Hairston of American Election Services to act as Inspector of Election.

Will my shares be voted if I don't provide my proxy and don't attend the Annual Meeting?

For shares held in your name, if you do not provide a proxy or vote your shares at the Annual Meeting, those shares will not be voted.

If you hold shares in street name (i.e., you own your shares through a brokerage, bank, or other institutional account), you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to Phillips 66. Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Therefore, unless you provide specific voting instructions, your shares may not be represented or voted at the meeting.

Voting your shares will help to ensure that your interests are represented at the meeting.

What are the votes required to elect each director nominee and approve the other proposals?

For Proposal 1, as required by Phillips 66's By-Laws, each nominee requires the affirmative vote of a majority of the votes cast in person or by proxy at the meeting.

Proposals 2, 3 and 4 require approval of the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals (Proposals 2, 3 and 4), abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker. Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may elect not vote on any of the proposals unless you provide voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote.

Broker non-votes will be treated as shares present for quorum purposes, but they are not considered as votes cast or entitled to vote and will not be counted in determining the outcome of the vote on the election of directors (Proposal 1) or on Proposals 2, 3, and 4.

Will the meeting be webcast?

The Annual Meeting will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/PSX2024, and is available to Phillips 66's shareholders as of the record date. Guests may also attend the virtual meeting. A replay of the meeting will be available on the Events and Presentations page of the Investor Relations section of our website (investors.Phillips66.com) approximately 24 hours after the meeting ends and will remain available on our website for at least one month following the meeting.

What if I return my proxy but don't vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote, your shares will be voted "FOR" the director nominees listed on the card; the approval of the compensation of our named executive officers; and the ratification of Ernst & Young LLP as the independent registered public accounting firm for Phillips 66 for fiscal year 2024. Your shares will be voted "AGAINST" the shareholder proposal.

Could other matters be decided at the Annual Meeting?

We are not aware of any other matters to be presented at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in your proxy will vote in accordance with their best judgment. Discretionary authority to vote on other matters is included in the proxy.

Will my vote be kept confidential?

The Board of Directors has a policy that shareholder proxies, ballots, and tabulations that identify shareholders are to be maintained in confidence. No such document will be available for examination, and the identity and vote of any shareholder will not be disclosed, except as necessary to meet legal requirements and allow the inspectors of election to certify the results of the shareholder vote. The policy also provides that inspectors of election must be independent and cannot be employees of the Company.

VIRTUAL MEETING INFORMATION

The Annual Meeting will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/PSX2024. There will not be a physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person.

To participate in the virtual meeting, please visit www.virtualshareholdermeeting.com/PSX2024 and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 8:45 a.m. Central Time on May 15, 2024. The meeting audio webcast will begin promptly at 9:00 a.m. Central Time.

The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software and plug-ins. Please ensure that you have a strong internet connection wherever you intend to participate in the meeting. Please also give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

Shareholders will be able to submit questions live during the virtual meeting by typing the question into the "Ask a Question" field and clicking submit. We will answer questions that comply with the meeting rules of conduct during the meeting, subject to time constraints. If we receive substantially similar questions, we will group such questions together. Questions that we do not have time to answer during the meeting will be addressed by direct response or posted to our website following the meeting, depending on the subject matter. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/PSX2024 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions, vote, or examine the list of shareholders during the meeting if you participate as a guest. An archived copy of the audio webcast will be made available on our website (investor.phillips66.com) after the meeting and will remain available for at least one month following the meeting.

If you encounter any technical difficulties with the virtual meeting website on the meeting day, please call the technical support number that will be posted on the virtual meeting log-in page. Technical support will be available starting at 8:45 a.m. Central Time and until the meeting has finished.

GENERAL INFORMATION

The principal executive offices of Phillips 66 are located at 2331 CityWest Blvd., Houston, Texas 77042.

We have adopted a Code of Ethics for the Principal Executive Officer and Senior Financial Officers (the "Code of Ethics") that applies to our principal executive officer, principal financial officer and controller and a Code of Business Ethics and Conduct that applies to employees, executive officers and directors. We intend to disclose future amendments to certain provisions of the Code of Ethics and Code of Business Ethics and Conduct, and waivers of the Code of Ethics and Code of Business Ethics and Conduct for an executive officer or director, on our website identified below.

Printed copies of our Corporate Governance Guidelines, Code of Business Ethics and Conduct, charters for each of the committees of the Board of Directors and our Annual Report on Form 10-K for the year ended December 31, 2023, including the audited financial statements and the financial statement schedules, are available without charge to shareholders upon written request to Phillips 66, 411 S. Keeler, Bartlesville, Oklahoma, 74003 or via the internet at www.phillips66.com. We will furnish the exhibits to our Annual Report on Form 10-K upon payment of our copying and mailing expenses. In addition, the information on any website referenced in this Proxy Statement, including www.phillips66.com, is not deemed to be part of or incorporated by reference into this Proxy Statement.

PROXY SOLICITATION

We will bear all costs of this proxy solicitation. In addition to soliciting proxies by this distribution, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. We will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. We have retained Alliance Advisors to assist in the solicitation of proxies for a fee of $20,000 plus reimbursement of certain disbursements and expenses.

HOUSEHOLDING

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of the Notice of Internet Availability or proxy materials, unless contrary instructions have been received from one or more of these shareholders. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding and receive full sets of the proxy materials will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If your household only received a single set of proxy materials or you hold shares in more than one account and in either case you prefer to receive separate copies or you received multiple copies of the proxy materials and only wish to receive a single copy, please contact Broadridge by calling 1-800-579-1639, through the internet at *www.proxyvote.com*, or by email at *sendmaterial@proxyvote.com*.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING

Shareholder proposals (other than director nominations) intended to be presented at Phillips 66's 2025 annual meeting of shareholders must be received no later than December 4, 2024, and must comply with applicable SEC rules, including Rule 14a-8, to be eligible for inclusion in our proxy materials for next year's meeting. Proposals should be addressed to Phillips 66, Attention: Corporate Secretary, 2331 CityWest Blvd., Houston, Texas 77042.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph or in the proxy access director nominations section below), but is instead sought to be presented directly at the 2025 annual meeting, including director nominations, our By-Laws require shareholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the By-Laws (which includes information required under Rule 14a-19), must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2025 annual meeting of shareholders, our By-laws require notice to be delivered to or mailed and received by the Corporate Secretary at the address listed above, as early as January 15, 2025, but no later than February 14, 2025.

PROXY ACCESS DIRECTOR NOMINATIONS

Our proxy access bylaw permits up to 20 shareholders owning 3% or more of our outstanding shares continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws.

Phillips 66's By-Laws require shareholders to give advance notice of any proxy access director nomination. The required notice, which must include the information and documents set forth in the By-Laws, must be given no more than 120 days and no less than 90 days prior to the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2025 annual meeting, our By-Laws require notice to be received by the Corporate Secretary at the address listed above, as early as January 15, 2025, but no later than February 14, 2025.

ADDITIONAL INFORMATION

Our By-Laws are available under "Documents and Charters" on the Corporate Governance page of the Investors section of our website at investor.phillips66.com. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a shareholder that is not made in accordance with our By-Laws.

Appendix A

NON-GAAP FINANCIAL MEASURES

This report includes the terms “sustaining capital,” "Refining adjusted controllable costs," “mid-cycle adjusted EBITDA,” “adjusted PSP ROCE,” “adjusted VCIP EBITDA,” “adjusted VCIP controllable costs,” and “targeted net debt-to-capital ratio.” These are non-GAAP financial measures, some of which as used in certain places in this report, are forward-looking, non-GAAP financial measures. These non-GAAP financial measures are included to help facilitate comparisons of operating performance across periods and to help facilitate comparisons with other companies in our industry. Where applicable, these measures exclude items that do not reflect the core operating results of our businesses in the current period or other adjustments to reflect how management analyzes results. These measures may not be defined and calculated by other companies using the same methodology or similar terminology. Reconciliations of these non-GAAP financial measures to, or further discussion of, the most comparable GAAP financial measure are included below.

"Sustaining capital" is a component of total capital expenditures and investments, which is the most directly comparable GAAP financial measure. Refining adjusted controllable cost are the sum of operating expenses and selling, general and administrative (SG&A) expenses for our Refining segment, plus our proportional share of operating and SG&A expenses of an operated, unconsolidated refining equity affiliate. Operating and SG&A expense savings for our Refining segment are reflected in these line items on our consolidated statement of income when realized. Operating and SG&A expense savings for our unconsolidated equity affiliate are reflected in the equity in earnings of affiliates line item on our consolidated statement of income when realized. Adjusted EBITDA is defined as estimated net income plus estimated net interest expense, income taxes, and depreciation and amortization plus our proportional share of selected equity affiliates’ estimated net interest expense, income taxes, and depreciation and amortization less the portion of estimated adjusted EBITDA attributable to noncontrolling interests. Net income is the most directly comparable GAAP financial measure for the consolidated company and income before income taxes is the most directly comparable GAAP financial measure for operating segments. Mid-cycle adjusted EBITDA is defined as the targeted average adjusted EBITDA over a complete economic cycle. Forward-looking adjusted EBITDA, mid-cycle adjusted EBITDA and projected Refining adjusted controllable cost savings are estimates or targets that depend on future levels of revenues and/or expenses, including amounts that will be attributable to noncontrolling interests or related to equity affiliates, which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation of projected adjusted EBITDA or mid-cycle adjusted EBITDA to consolidated net income or projected Refining adjusted controllable cost to our consolidated or segment operating and SG&A expenses without unreasonable effort.

References in the report to shareholder distributions or returns to shareholders refer to the sum of dividends paid to Phillips 66 stockholders and amounts paid or accrued to repurchase shares of Phillips 66 common stock. References in the report to run-rate or targeted cost savings and run-rate synergies include cost savings and other benefits that will be reflected in the sales and other operating revenues, purchased crude oil and products costs, operating expenses, selling, general and administrative expenses and equity in earnings of affiliates lines on our consolidated statement of income when realized. References to run-rate or targeted sustaining capital savings or reductions include savings that will be reflected in the capital expenditures and investments on our consolidated statement of cash flows when realized. References to run-rate, targeted or sustainable savings represent the sum of run-rate or targeted cost savings and run-rate or targeted sustaining capital savings, or reductions.

NON-GAAP FINANCIAL MEASURE RECONCILIATIONS

ADJUSTED PSP ROCE

We believe that Adjusted PSP ROCE is an important metric for evaluating the quality of capital allocation decisions, measuring portfolio value, and measuring the efficiency and profitability of capital investments. The HRCC uses this measure as a factor in its assessment of management's performance. Adjusted PSP ROCE is a ratio, the numerator of which is net income (loss) adjusted for items management does not consider to be representative of the Company's underlying operating performance plus after-tax interest expense, and the denominator of which is average adjusted total equity plus total debt. A reconciliation of ROCE calculated using GAAP amounts to Adjusted PSP ROCE is set forth below.

| | Average 2021-2023 | Millions of Dollars (except as indicated) | | | |
		2023	2022	2021	2020
Numerator					
Net Income (Loss)		$ 7,239	$11,391	$ 1,594	$ (3,714)
After-tax interest expense		709	489	459	394
ROCE earnings		7,948	11,880	2,053	(3,320)
Adjustments		178	(1,787)	956	3,598
ROCE earnings (as used in PSP)		$ 8,126	$10,093	$ 3,009	$ 278
Denominator					
Average capital employed[(1)]		51,153	43,691	36,751	38,174
In-process capital and other		(3,008)	(2,488)	(1,339)	(2,244)
Average adjusted capital employed - as used in PSP		**$48,145**	**$41,243**	**$35,412**	**$35,930**
ROCE		15.5%	27.2%	5.6%	(8.7%)
Adjusted PSP ROCE	16.6%	16.9%	24.5%	8.5%	0.8%

[(1)] Total equity plus total debt.

ADJUSTED VCIP EBITDA

Adjusted VCIP EBITDA is a non-GAAP financial measure because it adjusts net income to exclude depreciation and amortization, net interest expense and income taxes, as well as certain items of expense or income that management does not consider representative of our operating performance. Management uses this measure as a factor in its assessment of performance for the purposes of compensation decisions. A reconciliation of net income, the most directly comparable GAAP financial measure, to Adjusted VCIP EBITDA is set forth below.

	Millions of Dollars		
Year Ended December 31	**2023**	**2022**	**2021**
Net Income	**$ 7,239**	**$11,391**	**$1,594**
Plus:			
Income tax expense	2,230	3,248	146
Net interest expense	628	537	583
Depreciation and amortization (D&A)	1,977	1,629	1,605
EBITDA	**$12,074**	**$16,805**	**$3,928**
Adjustments:			
Certain tax impacts	(19)	—	(11)
Impairments	—	—	1,496
Pension settlement expense	—	—	77
Hurricane-related costs (recovery)	—	(21)	45
Net gain on asset disposition	(123)	—	—
Winter-storm-related costs	—	—	51
Alliance shutdown-related costs	—	20	31
Regulatory compliance costs	—	70	(88)
Change in inventory method for acquired business	(46)	—	—
DCP integration restructuring costs	35	18	—
Business transformation restructuring costs	177	159	—
Merger transaction costs	—	13	—
Gain related to merger of businesses	—	(3,013)	—
Legal accrual	30	—	—
Proportional share of selected equity affiliates income taxes, net interest and D&A	997	1,106	1,236
Adjusted EBITDA attributable to joint venture partners' noncontrolling interests[1]	(492)	(427)	(81)
Adjusted EBITDA attributable to public ownership interest in PSXP[2]	—	(82)	(393)
Change in Fair Value of NOVONIX Investment[3]	39	442	(370)
Adjusted VCIP EBITDA	**$12,672**	**$15,090**	**$5,921**

[1] On August 18, 2022, we began consolidating the financial results of DCP, DCP Sand Hills Pipeline, LLC (DCP Sand Hills) and DCP Southern Hills Pipeline, LLC (DCP Southern Hills). On June 15, 2023, we acquired the public common units of DCP, which increased our direct and indirect economic interest in DCP from 43% to 87% and both DCP Sand Hills and DCP Southern Hills from 62% to 91%.

[2] On March 9, 2022, Phillips 66 Partners LP became a wholly owned subsidiary of Phillips 66.

[3] Represents the change in value, including foreign exchange impacts, of our investment in NOVONIX Ltd., made in September 2021.

ADJUSTED VCIP CONTROLLABLE COSTS

Adjusted VCIP Controllable Costs is a non-GAAP financial measure of how effectively we manage costs versus internal targets. Management uses this measure as a factor in its assessment of performance for the purposes of compensation decisions. Adjusted VCIP Controllable Costs excludes certain costs that management believes are not directly relevant to compensation decisions. A reconciliation of the sum of operating expenses and selling, general and administrative expenses, the most directly comparable GAAP measures, to Adjusted VCIP Controllable Costs is set forth below.

Year Ended December 31, 2023	Millions of Dollars
Operating Expenses	$6,154
Selling, General and Administrative Expenses	2,525
Controllable Costs	**$8,679**
Less:	
Utilities	1,006
Turnarounds & Catalyst Change-Out	588
Bank Card Fees	417
2023 Actuals	6,668
Less:	
Certain employee benefits	327
Foreign currency	85
Business transformation restructuring costs	124
DCP controllable costs	35
Legal settlement	30
Change in inventory method for acquired business	26
Costs related to newly acquired Marketing & Specialties business	17
Adjusted VCIP Controllable Costs	**$6,024**

NET DEBT-TO-CAPITAL RATIO

Targeted net debt-to-capital ratio represents the ratio between total debt and total equity, exclusive of total cash, that we expect to achieve over time. A reconciliation of our debt-to-capital ratio using GAAP amounts to our net-debt-to-capital ratio for the current year is set forth below.

Year Ended December 31, 2023	Millions of Dollars (except as Indicated)
Total Debt	$19,359
Total Equity	$31,650
Debt-to-Capital Ratio	**38%**
Total Cash	$ 3,323
Net Debt-to-Capital Ratio	**34%**



PROVIDING ENERGY. IMPROVING LIVES.

@PHILLIPS66CO

  